9|6


06017662

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carso Global Telecom, S.A. de C.V.

*CURRENT ADDRESS Avenida Insurgentes Sur No. 3500, piso 5
Edificio Telmex, Colonia Peña Pobre, C.P. 14060
México, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 25 2006
THOMSON FINANCIAL

FILE NO. 82- 4377

FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mm

DAT : 10/19/06

82-04379

AR/S
12-31-04

CARSO
GLOBAL TELECOM

CARSO GLOBAL TELECOM, S.A. DE C.V.

INSURGENTES SUR # 3500, COL. PEÑA POBRE
MEXICO, D.F., C.P. 14060

ANNUAL REPORT FILED PURSUANT TO THE GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER STOCK MARKET PARTICIPANTS FOR THE YEAR ENDING ON DECEMBER 31, 2004

Ticker Symbol: "TELECOM"

Series-A1 Shares, without par value corresponding to the fixed minimum capital not entitled to withdrawal that are outstanding as of December 31, 2004:

3,538,821,170 Shares of Stock Class "A-1"

The securities of Carso Global Telecom, S.A. de C.V. are registered in the Securities Section of the National Registry and are listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.). Inscription in the National Share Registry does not certify the creditworthiness of the security and solvency of the issuer.

SECTION 1: INFORMATION ABOUT CARSO GLOBAL TELECOM

1) GENERAL INFORMATION

a) Glossary of Terms and Definitions

ADS	American Depositary Shares
América Telecom	América Telecom, S.A. de C.V.
AMX	América Móvil, S.A. de C.V.
Banco Inbursa	Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa. (Full-Service Bank)
Banesci	Banesci2000, S.A. de C.V.
BMV	Mexican Stock Exchange
Company	Carso Global Telecom, S.A. de C.V.
CNBV	National Banking and Securities Commission
Provisions	General Provision applicable to securities issuers and other participants in the stock market, published in the Federal Official Gazette on March 19, 2003.
Dollars	Legal currency of the U.S.
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization. Also known as operating flow.
GCarso	Grupo Carso, S.A. de C.V.
GFInbursa	Grupo Financiero Inbursa, S.A. de C.V.
GT2000	GT2000, S.A. de C.V.
IMCP	Mexican Institute of Public Accountants
IMPAC	Asset Tax
Indeval	S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (Securities Deposit)
INPC	National Consumer Price Index
Inveresci	Inveresci2000, S.A. de C.V.

Inversora Bursátil	Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. (Full-service Bank)
ISR	Income Tax
LGSM	General Corporation and Partnership Law
LIBOR	London Interbank Offer Rate.
LMV	Securities Exchange Law
Mancera	Mancera, S.C., integrante de Ernst & Young Global.
Mexico	United Mexican States
GAAP	Generally Accepted Accounting Principles
Pesos	Legal currency of Mexico (MXP)
PIB	Gross Domestic Product
RNV	National Share Registry
SBC	SBC Communications, Inc.
Telmex	Teléfonos de México, S.A. de C.V. and Subsidiaries

[Space left blank intentionally]

b) Executive Summary

The Company was incorporated on June 24, 1996 as a result from the spin-off from GCarso that was approved by the general extraordinary shareholders' meeting held on April 30, 1996. The purpose of such spin-off was to separate the ownership of Telmex and other companies' shares in the telecommunications industries. This implied the rights to various ADS option and sale agreements corresponding to Telmex shares.

The Company is solely a stockholder; therefore, it does not have employees and the administrative services are rendered by an affiliated company. To December 31, 2004, 70.58% of Telmex' shares entitled to vote were directly or indirectly owned by the Company. Although the Company effectively manages its subsidiaries through the board of directors, such subsidiaries are operated independently by their management.

The Company's operations are carried out fundamentally through its subsidiary, Telmex. The Company's equity interest in Telmex to December 31, 2004 totaled 40.75% of all Telmex' outstanding shares (including non-voting shares). As of said date, the Company had 4.822 billion[1] shares.

In September 2000, Telmex announced that it was splitting from the cellular telephone business and from the majority of its international investments to create AMX. Telmex transferred to AMX part of its assets, liabilities and capital mainly related to the cellular telephone business and various international investments. The purpose of said split was to create two companies with different management. Each would be focused in its own business in order to quickly and efficiently capitalize the challenges and opportunities that could arise in the markets. Consequently, Telmex' shareholders received an equivalent number of AMX' shares in proportion to the number of Telmex stock they owned.

Once AMX' registration process was approved by the Mexican and foreign authorities, its series-L and series-A shares, as well as its ADS, were listed in the NY and Madrid Stock Exchange during the first quarter of 2001.

In 2000, SBC entered into two trust agreements with Banco Inbursa, which contributed shares of capital stock from both Telmex and AMX. Said agreements are still in force and effect. Furthermore, at the beginning of 2001, the Company converted Telmex' series-L shares with limited voting rights into series-AA shares

On November 29, 2000, the Company's general extraordinary shareholders' meeting approved the merger (with the Company as the surviving party) with GT2000 as the acquired company. GT2000 owned shares of Telmex' stock and had been incorporated from a split with GFInbursa. As a result of this merger, the Company issued additional capital so that one series A-1 share of the Company equaled 6.83453 shares from GT2000.

The general extraordinary shareholders' meeting dated December 21, 2001 approved the Company's merger. The Company became the surviving company and Banesci e Inveresci became the acquired company. As a result of the merger, 967 series A-1 shares were issued corresponding to the minimum fix portion of the Company's capital. Because of the merger, said shares were given to Banesci e Inveresci's stockholders.

In order to separate the ownership of AMX (whose principal activity is cellular telecommunications and various international investments) shares from the Company, the Company approved a spin-off at its general extraordinary shareholders' meeting dated November 30, 2001. Consequently, on December 5, 2001 America Telecom was incorporated. Therefore, as of said date each of these companies operates independently and has the capacity to manage its own assets.

---

[1] Billion: 10^9 [translator's note].

Once the split was authorized whereby the Company became the spinning off party and America Telecom became the spun-off company, the Company's principal investment was placed mainly in Telmex, comprising 99% of its assets.

The execution of the resolutions adopted by the Company's general extraordinary shareholders' meeting in which the split was approved, during May 2002 the certificates issued by the spun-off company were handed in. The Company's shareholders received one share of paid capital stock of America Telecom for each share of the Company's capital stock. Because these shares were deposited in Indeval, the exercise of this right was carried out pursuant to the applicable legal and administrative procedures.

Once concluded foregoing procedure, as of May 2, 2002, the Company and America Telecom's shares began to be listed separately in the BMV. They were listed at $14.32 for the Company and $8.00 for America Telecom.

To December 31, 2004, there were 3,539 million shares of capital stock outstanding of the Company that were completely subscribed and paid. The price per share at the close of the 2004 fiscal year in the stock exchange was $19.85 MXP per share. In November, it reached the highest price at $20.2 MXP per share and the lowest price of $15 MXP per share was reached in July.

The following table shows the price variations for the Company's shares, as well as the amount of the price and trading index, as if these were comparable indexes. The first amount corresponds to the price at the close of the fiscal year ending on December 31, 2003, equivalent to 100.



Performance of the Shares of Stock
(Dec03 = 100)
160
150
140
130
120
110
100
90
80
70
Dic-03
Ene-04
Feb-04
Mar-04
Abr-04
May-04
Jun-04
Jul-04
Ago-04
Sep-04
Oct-04
Nov-04
Dic-04
IPyC
Telecom A1

The selected consolidated financial information shown below is partially based upon the Company's audited financial statements that were prepared by the Company and audited by Mancera, as external auditors. The selected financial information should be read with the audited financial statements.

CARSO GLOBAL TELECOM, S.A. DE C.V. AND SUBSIDIARIES
Selected Financial Information
Thousands of Constant MXP to December 2004
(Except for the share average)

Description	2004	2003
Net Sales	138.801,957	122,912,368
Operational Profit	41,868,820	40,340,273
Majority Net Profit	8,572,269	6,287,592
Majority Net Profit per Share	2.39	1.71
Investments in Fixed Assets	19,583,699	10,439,243
Depreciation and Amortization of the Fiscal Year	24,895,678	22,976,082
Total Assets	264,303,284	200,361,731
Total Long Term Liabilities	120,933,200	85,339,143
Consolidated Net Worth	91,503,526	72,628,205

Data		
Majority Net Profit	8,572,269	6,287,592
Share Average (millions of shares)	3,583.20	3,658.80
Majority Net Profit per Share	2.39	1.71
Investments in Fixed Assets	19,583,699	10,439,243

c) Risk Factors

The Company and its subsidiaries may be exposed to structural changes due to economic and financial adjustments that occur in the national and international market.

Below are the risk factors that the Company believes could have a major impact on its operation earnings. These should be taken into consideration by the investing public.

The risks and uncertainties described in this report are not the only ones faced by the Company; nevertheless, this report aims at describing the most important risks. There may be other risks that affect its operations and activities.

Risks Related to the Company's Strategy

Regarding the Company's business strategy, its principal assets are shares of Telmex. The value of the Company's shares is related to that of Telmex. Pursuant to the foregoing, the Company faces the same risks as Telmex. (See: Risk Factors for Telmex in Section 2 herein).

Risks Related to the Debt of the Issuer

The Company carries out financing operations in which it uses Telmex stock as a guarantee. If the price of Telmex' shares in the stock exchange is reduced more than the preset parameters of said financing plan, the Company will be obligated to give cash as a complementary guarantee.

The financial expenditure of the Company's non-consolidated debt must be paid with the funds from the dividends decreed by Telmex, its principal subsidiary, in regard to the fee paid by Telmex for technical and financial assistance aside from revenue from financial operations. Consequently, if Telmex' financial situation deteriorates to a degree whereby it cannot pay dividends or such fee, the Company will face liquidity problems that will place it at risk to comply with its financial obligations.

Approximately, 63.55% of the Company's non-consolidated debt at the close of the 2004 fiscal year was set in foreign currency (80% of the first quarter of 2005). The total amount of the Company's non-consolidated flows is set in Pesos; therefore, a significant variation in the exchange rate may affect its payment capacity.

Risks Related to the Spin-off from the Company

The spin-off significantly changed the Company's Operations and Financial Situation.

The Company's extraordinary shareholders' meeting dated November 30, 2001 approved the spin-off of all the shares of AMX' capital stock owned by the Company among other assets and liabilities. Once the aforementioned spin-off was concluded the operations that the Company maintained indirectly consisted in those carried out by Telmex, its subsidiary. These basically consisted in services related to the fixed telephone services in Mexico, including internet and transmission of data and which had the least possible growth in the future than the ones split.

Risks Related to Majority Shareholders and the Structure of the Capital

The Company has authorized 3,935,077,043 series-A1 shares. As of December 31, 2004, 3,538,821,170 shares were outstanding. At the close of 2004, approximately 81% of the outstanding shares were directly or indirectly owned by Mr. Carlos Slim Helú and members of his immediate family. Said persons have the power to appoint the majority of the members of the board of directors and determine the earnings of other shares requiring the shareholders' vote.

Shareholder's Risks

The Company's assets are comprised fundamentally by shares in its subsidiaries. This could be considered a risk factor.

Transactions with Affiliated Companies that Create Potential Conflict of Interests

The Company carries out operations with financial and business affiliates such as Telmex, GFInbursa and its subsidiaries and GCarso within the normal course of business and pursuant to market conditions. Operations with affiliates can generate potential conflict of interests. (See: Management and Operations with Related Parties and Conflict of Interests in Section I, number 4, item b) of this Report).

Risks Related to Telmex Operations in General

The Increase In Competition In Mexico And Other Countries In Which Telmex Operates Could Have An Adverse Affect On Its Revenue And Profitability.

Telmex faces steep competition in Mexico and other countries where it operates that could cause a decrease in potential clients as well as in revenue and profitability. In many of these countries, authorities continue to issue new licenses and concessions to new telecommunications market participants. This has increased competition in said countries. Moreover, technological developments are increasing the additional competition in other markets; for example between wireless and fixed operators.

The local competition in Mexico, specifically among wireless service providers has increased since 1999. To December 2004, there are approximately 38 million cellular lines in service; compared with approximately 18.1 million fixed lines in service and of which 17.2 million form part of the Telmex network. Currently, authorities have granted licenses to 18 local operators of fixed lines, mainly in Mexico City, Monterrey, Puebla and other large cities.

Telmex has a new competition from cable television suppliers who recently have been authorized by the Communications and Transportation Department to supply voice transmission services to local fixed lines operators in Mexico, wide band internet service and data.

The consequences of the competition are uncertain and will depend upon a great variety of factors, such as: the economic conditions, increased regulations, the reaction of our clients and competition, as well as the effectiveness of the measures that are adopted.

The Regulation Of The Dominant Operator And Other Regulation Events May Damage Telmex' Operations By Limiting Its Competitive Capacity And Strategy For Profitability.

Telmex' operations are subject to an extensive regulation and may be affected by the amendments to legislation, regulation or regulating policy. Specifically, the Federal Antitrust Commission or COFECO ruled that Telmex is an economic agent with significant power in certain telecommunications markets. The law establishes that authorities may impose additional regulations to a powerful operator. In previous years, Federal Telecommunications Commission or COFETEL issued regulations that specifically apply to us as a dominant operator. We challenged such regulations before the Mexican Supreme Court and won. We cannot foresee if the COFECO or COFETEL will establish new resolutions or regulations that are very similar to the aforementioned or if the judicial proceedings will be successful. We believe that if the dominant operator regulations are established eventually, the new rules and corresponding regulatory procedures shall reduce the flexibility to adopt competitive rate policies.

The Dispute In The U.S. Against Mexico Before The World Trade Organization Will Result In Changes To The Regulation That May Affect Telmex' Business.

In August 2000, the U.S. filed before the World Business Organization (WBO) a request to solve the controversy between Mexico about illegal barriers in the competition in the Mexican telecommunication market. In June 2004, the Mexican and U.S. governments reached an agreement that established the elimination of the proportional rate reimbursement system, the elimination of uniform liquidation rates as well as the requirement for the long distance operator with the largest rate proportion negotiates the liquidation rate in behalf of all the other long distance operators. Likewise, Mexico agreed to establish new resolution in July 2005 to authorize the resale for outgoing international long distance as well public telecommunication services. We think that the regulation changes will probably affect the future operation and revenue. It will particularly affect long distance resale. We believe that it will reduce the pressure on the prices that is currently being charged to clients for these services.

Telmex' Revenue Will Be Affected Adversely If The Pattern Of Use Is Changed.

The fixed line network services faces steeper competition because of the change in use resulting from the adoption of new popular technologies, including wireless equipment for voice and other communications and the subsequent fixed telephone equipment by these technologies. We believe that increasingly a larger proportion of the calls that could have been made previously by the fixed network are being made by wireless telephones and through IP voice services outside the network; therefore, Telmex does not receive any revenue whatsoever. We cannot guarantee that this process will not adversely affect the volume and operational earnings.

Telmex Has Invested In Inexperienced Countries And It May Be Incapable Of Resolving The Challenges And Facing The Risks.

Telmex has invested in a growing number of telecommunication businesses outside its principle activities as a fixed telephone service provider and telecommunication services in Mexico. Moreover, Telmex plans to keep investing in the rest of Latin America. These investments have been made in some inexperienced countries and may involve risks that they were not exposed to before.

Some of these investments are in countries that may face risks other or greater than Mexico such as Brazil, Chile, Argentina, Peru and Colombia. The Company cannot be certain that these investments will be successful. (See: Telmex' Risk Factors and Regulation in Section 2 of these presents).

Volatility in Price of the Shares of Stock

The Company's shares may be volatile. Price volatility for the Company, as a holding, is directly related to the Telmex' shares.

d) Other Secutiries

In August 1996, the Company registered its shares of capital stock in the Security Section of the RNV within the CNBV in order to be listed on the BMV. Currently, the Company has the following securities registered in the RNV:

Commercial Paper

As of the date of this report, the Company has two kinds of commercial paper duly authorized by the CNBV.

The first kind of commercial paper was authorized by official communiqué DGE-540-186510 dated August 18, 2004 for an amount of $2.5 billion pesos with a maturity date of August 12, 2005. Inversora Bursátil acted as the broker. At the close of this report all said paper has been made available.

Afterwards, through official communiqué DGE-722-343692 dated October 25, 2004, a second kind of commercial paper was authorized for up to the amount of $2 billion pesos with a maturity date on October 20, 2005. Inversora Bursátil also acted as the broker. At the close of this report said paper has not been made available.

The table corresponding to the details of said commercial paper is found below:

RELACION GENERAL DE LINEAS DE PAPEL COMERCIAL VIGENTES					
EMISOR	Clave de pizarra	Monto Autorizado	Fecha Autorización	Vencimiento	Oficio
Carso Global Telecom, S.A.de C.V.	TELECOM	$2,000,000,000	25-Oct-04	20-Oct-05	DGE-722-343692
Carso Global Telecom, S.A.de C.V.	TELECOM	$2,500,000,000	18Ago04	12 Ago05	DGE-540-186510

In addition, the Company issued short-term stock market certificates for an amount of $2.5 billion pesos that was authorized by the CNBV on December 1, 2004 and has a maturity date of November 30, 2005. It is important to underline that Inversora Bursátil again acted as the broker. At the close of this report, such certificates have not been made available.

Medium-Term Notes

On June 8, 2000, the CNBV issued official communiqué DGE-168-6175 to authorize the issuance of mid-term notes for up to $4.6 billion pesos. At the close of the 2004 fiscal year, an issuance of $1 billion pesos was made available, which was equivalent to 356,180,900 Investment Units. This was carried out on July 20, 2000 and its maturity date will be July 20, 2007.

Stock Market Certificate

By official communiqué DGE-310-14610 dated July 1, 2002, the CNBV authorized the Company to issue stock market certificates for up to $7 billion pesos. The term of the program is 2.5 years while the said program's issuance shall be effective for 1 to 40 years. Again, Inversora Bursátil acted as the broker.

To May 31, 2005, five issuances have been made by such program for the total amount of $6.35 billion pesos with the following characteristics:

1. The first issuance was made on August 29, 2002 for an amount of $1 billion pesos and a maturity date of August 23rd, 2007;

2. The second issuance was made on December 5, 2003 for an amount of $1.35 billion pesos and a maturity date of November 28, 2008;

3. The third issuance was made on September 10, 2004 for an amount of $1 billion pesos and a maturity date of September 4, 2008;

4. The fourth issuance was made on September 10, 2004 for an amount of $750 million pesos and a maturity date of September 2nd, 2010;

5. The fifth issuance was made on November 26, 2004 for an amount of $2.25 billion pesos and a maturity date of October 23, 2008.

Inversora Bursátil and the brokerage firm BBVA Bancomer were the brokers of said issuances.

The table corresponding to the details of said stock market certificates is found below:

ISSUANCE OF STOCK-MARKET CERTIFICATES IN 2004									
Issuer	**Program Official Communiqué**	**Program Amount**	**Ticker**	**Amount Placed**	**Term**	**Date of Issuance**	**Maturity Date**	**Interests**	**Placement Broker**
Carso Global Telecom	DGE-310-14610	7,000,000,000	Telecom 02	1,000,000,000	1,820 dias	Ago-02	Ago-07	cete 182d+1.25	Inbursa Bancomer
Carso Global Telecom	DGE-615-230105	7,000,000,000	Telecom 03	1,350,000,000	1,820 dias	Dic-03	Nov-08	cete 91d+1.20	Inbursa Bancomer
Carso Global Telecom	DGE-572-186542	7,000,000,000	Telecom 04	1,000,000,000	1,455 dias	Sep-04	Sep-08	cete 28d+0.75	Inbursa Bancomer
Carso Global Telecom	DGE-572-186542	7,000,000,000	Telecom 04-2	750,000,000	2,183 dias	Sep-04	Sep-10	cete 91d+1.10	Inbursa Bancomer
Carso Global Telecom	DGE-783-343753	7,000,000,000	Telecom 04-3	2,250,000,000	1,427 dias	Dic-04	Nov-08	cete 91d+1.20	Inbursa Bancomer

Subsequent Event

In January 2005, the CNBV authorized the Company to initiate a program with a term of four years for the issuance of unsecured stock market certificates for an amount of $5 billion.

The Company delivered to both the CNBV as well as the BMV the corresponding quarterly and annual information pursuant to the LMV and the Provisions. This includes the annual information regarding the annual ordinary shareholders' meeting, the board of directors' report submitted to the meeting, the statutory auditors' report pursuant to Article 166 of the LGSM, the annual financial statements audited by Mancera and other applicable information. In the case of the financial information that is reported quarterly, this is filed in an accumulated manner and is accompanied by the corresponding information for the previous year.

Moreover, the Company has submitted in a complete and timely manner from its incorporation up to this report, the reports that the applicable Mexican and foreign legislation require concerning significant events and periodical information. (See- Telmex' Other Security in Section 2 of these presents).

e) Significant Changes to the Rights of the Securities Registered in the RNV

To date, there have been no significant changes to the securities' rights that the Company has registered in the RNV, nor have new issuances or modifications of any kind of the Company's securities been carried out; except for the issuance in commercial paper, stock market certificates and mid-term notes previously approved by the CNBV and revealed to the investing public. These are described in section d) above.

e) Public Documents

The Company's annual report to December 31, 2004 was submitted pursuant to the applicable legal provisions of said date to the BMV and the CNBV. It is available for investors at the following webpage:

www.bmv.com.mx
www.cgtelecom.com.mx

Likewise, investor who so which may request a copy of this report at the Company's Investor Relations Department with:

Mr. Jorge Serrano Esponda
Telephone: 5625-4900 ext. 1460
E-mail: jserranoe@inbursa.com.

[Space left blank intentionally]

2) The Corporation

a) Issuer's Background and Development

Name

The Company is a variable capital business corporation that was incorporated under the laws of Mexico. The name of the Company is Carso Global Telecom, S.A. de C.V. Its ticker code in the BMV is "TELECOM".

Incorporation

The Company was incorporated as a variable capital business corporation as certified by public deed 107,113 dated June 24, 1996 granted under the hand and seal of Notary Public No. 20 in and for the Federal District, Mr. Felipe del Valle Prieto Ortega. Said instrument is duly recorded in the Public Commercial Registry of the Federal District under commercial folio 208,365 dated June 24, 1996.

Address and Telephone Number

The Company's principal offices are located in Avenida Insurgentes Sur No. 3500, piso 5, Edificio Telmex, Colonia Peña Pobre, C.P. 14060, México, D.F. The Company's telephone number is 52-44-08-02.

Background

The Company was result of the split from GCarso approved by the general extraordinary shareholders' meeting dated April 30, 1996. The purpose thereof was to separate the ownership of Telmex' shares from the other companies whose principal activity is in the telecommunications sector. This includes the rights to various call and put option agreements for ADS representing shares in Telmex, which is now AMX.

Background to the Acquisition of Telmex

GCarso headed the consortium that purchased a controlling equity interest in Telemex as a result of its privatization in 1990. At the date of the sale, Telmex' capital was comprised of 4.2412 billion shares; whereby, 51% corresponded to series-AA and 49% to series-A. Series-AA shares entitled its holder to vote and were listed on the BMV. The structure of the 2.163 billion series-AA shares that were purchased by the consortium is shown below:

GCarso	12.9%
Southwestern Bell (SBC)	12.5%
France Telecom	12.5%
Various Mexican Investors	13.1%
Total Consortium	51.0%

In 1990, all the series-AA shares corresponding to Telmex' capital stock were transferred to a trust. In June 1991, as a result of the dividend payment in shares of Telmex whereby 1.5 new series-L shares for each Class "A" or "AA", the number of Telmex' outstanding shares increased to 10.603 billion shares, as shown below:

Shares series-AA	2.163 billion
Shares series-A	2.078 billion
Shares series-L	6.362 billion
Total	10.603 billion

In 1995, GCarso began to acquire series-AA shares corresponding to Telmex' capital stock owned by various Mexican investors and began to acquire options to by Telmex' ordinary shares in the market.

By virtue of the spin-off from GCarso and the incorporation of the Company on June 24, 1996, all Telmex' shares and options owned by GCarso were transferred to the Company.

In September 2000, Telmex announced that it was splitting from the cellular telephone sector and the majority of its international investments to create a new company, AMX. The purpose of the split was to create two companies with separate management that would be focused on its business. This would be a quickly and efficiently way to capitalize the challenges and opportunities that could arise in their corresponding markets. Telmex' shareholders proportionally received a number equivalent to the shares representing AMX' capital stock.

In November 2000, Telmex' spit became effective. Once the registration process for AMX were approved by the Mexican and foreign authorities, AMX' shares of capital stock corresponding to series-L and A as well as its ADS began to be listed on the Mexican, New York and Madrid stock exchange during the first trimester of 2001.

AMX became the largest wireless service provider in Latin America and among the 10 largest in the world. AMX was comprised of the cellular telephone business in Mexico and the majority of the international investments that Telmex had carried out during the previous years.

On June 5, 2001, the Company announced that it would begin the spin-off process in order to transfer all the shares issued by AMX, owned by the Company, to a new shareholding company.

The spit was subject to the approval by the Company's general shareholders' meeting as well as the corresponding authorities. The Company's board of directors acknowledged that AMX' business activities faced regulations and that its business was different from Telmex'. Furthermore, the Company sought greater flexibility in its corporate structure.

The Company's general extraordinary shareholders' meeting dated November 30, 2001 approved the split and created the new corporation called America Telecom that would become the owner of AMX' shares, which until then was owned by the Company.

The purpose of the split was to improve the capacity of both the Company as well as Telecom in order to face future challenges and opportunities. Therefore, as of December, the Company's capital investment was concentrated in Telmex. Other minority investments also made up Telmex. America Telecom's capital investment was concentrated in AMX.

To create two different public companies through a split benefits both the Company and America Telecom since the management and corporate strategies will be specifically focused on the particular situation of each business. Each company may adopt a financial strategy to reflect their particular risks and potential profits.

America Telecom was incorporated on December 5, 2001 as a result of the spin-off from the Company. Said split became effective on January 2002.

Once the Company's split was authorized, as a spinning off Company, and America Telecom as a spun-off company, the Company's capital investment was concentrated mainly in Telmex, corresponding to 99% of its assets.

As of May 2002, pursuant to the resolution of the general extraordinary shareholders' meeting in which the split was approved, the share certificates were issued by America Telecom. The Company's shareholders received a paid share of America Telecom's capital stock. For each share of the Company's capital stock, Telecom exchanged the certificates corresponding to outstanding shares. Since said shares were deposited in Indeval, the exercise of this right was carried out pursuant to the applicable legal and administrative provisions.

During 2004, no significant corporate acts have been carried out regarding the Company.

Principal Investments

The number of Telmex' shares and the equity interest regarding the total number of shares from each series that the Company owns to December 31, 2004 and to December 31, 2003, are set forth in the following table:

Series	Number of Shares (thousands)		% of Equity Interest	
	2004	2003	2004	2003
AA	3,000,000	3,000,000	73.82	72.52
A	45,998	45,998	18.23	17.38
L	1,775,503	1,072,963	23.62	13.91

Immediately Previous Event

To May 31, 2005, the Company has acquired 120.8 million Telmex' series-L shares outstanding at such date. The total cost of said purchase was $1.224 billion MXP.

Moreover, to May 31, 2005 Corporativo Global Telecom, S.A. de C.V. (formerly Global Telecom. LLC) acquired 5.35 million Telmex' series-L shares outstanding at such date. The total cost of said purchase was $104.8 million MXP.

Pursuant to the aforementioned purchases, the Company owns the following percentages of equity interests: "AA":73.83%, "A":18.57% and "L":25.48%.

During 2003, Telecom contributed to the capital stock of Multimedia Corporativo, S.A. de C.V. for $0.6 million MXP.

During 2004 and 2003, Telecom contributed to the capital stock of Empresas y Controles en Comunicaciones, S.A. de C.V. for approximately 56.2 million MXP and $20 million MXP, respectively.

On December 30, 2004, Telecom was reimbursed for the reduction of the capital stock of Empresas y Controles en Comunicaciones, S.A. de C.V. for the amount of $750 million MXP.

b) Business Description

The Company's strategy consists in keeping an equity interest in Telmex as well as identifying the best opportunities and seeking its development within the telecommunications sector; mainly in Latin American countries and the US Hispanic community.

x) Principal Activity

The Company is a holding solely of other companies' shares, mainly Telmex. Its principal operations are carried out by subsidiaries that provide telecommunication services at a national and international level to residential and commercial clients with wide range of activities.

To December 31, 2004, the shares issued by Telmex that are owned by the Company represent 77.38% of the total assets. This information is considered relevant so that the shareholders may form an opinion about the Company's financial situation.

Our subsidiary Telmex owns and operates the largest telecommunication system in Mexico. Telmex is the only national provider of fixed telephone lines. Furthermore, it is the main provider of long distance and local telephone services and internet in Mexico. It also provides other telecommunication services and related services such as directory, connection, internet, location services and interconnection services with other operators.

To March 31, 2005, it owned 17.5 million local lines in services, which is more than 9.0% than the previous year. In long distance services, we estimate that during December 2004, Telmex' share in the market in the cities opened to competition was 79.8% for national long distance calls and 77.6% for international long distance calls coming from Mexico.

Regarding Telmex' revenue during 2004 derived from its operations in Mexico, 45% was due to local service, 21.4% to long distance service, 15.2% to interconnection, 7.8% to corporate network, 5.5% to internet services and 4.6% to other services that include the yellow pages and equipment sales, among others.

xi) Distribution Channels

The Company is solely a shareholder; therefore, it does not carry out operation activities directly. Its operations are carried out by its subsidiaries, mainly Telmex. (See: *Information About the Company in Section 2 of these presents*).

iii) Patents, Trademarks, Licenses and Other Agreements

The Company does not own patents, licenses or trademarks or any other industrial or intellectual property rights. Its subsidiaries own industrial and intellectual property rights, including with out limitation patents, trademarks, licenses, among others. (See: *Information About the Company in Section 2 of these presents*).

iv) Principal Clients

The company does not have direct clients. Its clients are found at its subsidiaries' level, mainly Telmex. (See: *Information About the Company inserted in Telmex' Annual Report in Section 2 of these presents*).

v) Applicable Law and Taxes

The company is subject to compliance with the laws, regulations and provisions applicable to any variable capital business corporations, such as the Commercial Code, LGSM, LMV and all tax provisions.

Governmental regulation could damage Telmex' international business, since the Company is subject to extensive governmental regulation that could adversely affect it due to changes in laws, regulations and regulatory policies. Any authority with jurisdiction over Telmex' international business may adopt or amend regulations or take other actions that may adversely affect the Company.

Telmex is subject to certain provisions of the General Communication Law, the Federal

Telecommunication Law, Telecommunication Regulation and its concessionaire. (See: *Regulation in Section 2 of these presents*).

By official communiqué 325-SAT-VII-C-10003 issued by the Department of the Treasury and Public Credit on January 1, 1999, the Company and its subsidiary, Multimedia Corporativo, S.A. de C.V., were authorized to determine tax results over consolidated bases.

Likewise, Empresas y Controles en Comunicaciones, S.A. de C.V. was incorporated to the Company's tax consolidation as of the 2002 fiscal year.

On November 1, 2004, the Department of the Treasury and Public Credit authorized the transfer of Telmex' tax consolidation to the Company as of January 1, 2005 pursuant to the provisions of the Income Tax Law. This does not imply a tax dis-consolidation for Telmex nor for its subsidiaries nor a dis-incorporation of the tax consolidation system.

vi) Human Resources

Because the Company is solely a holding company, it does not have employees. Nevertheless, through its subsidiaries, it is one of the largest non-governmental employers in Mexico. (See: Human Resources Section 2 of these presents).

The Company does not have a direct relationship with any worker's union since it has no employees and is solely a shareholder.

vii) Environmental Measures

Because the Company is solely a holding company whose assets are comprised of shares in its subsidiaries, it does not have an environmental policy nor does it have certificates or acknowledgement regarding such.

viii) Market Information

The Company is solely a holding company whose principal investment is aimed at the telecommunications sector. During 2004, the Company and its subsidiaries kept their leadership position in the national market. The foregoing were top level participants in the telecommunications sector.

Both nationally and internationally, there are various groups that invest in telecommunication companies. This is the Company's direct competition. The positive aspects of competition for the Company are to create an experienced Latin American market, which in turn would allow the Company's management to acquire greater experience.

The negative aspects of competition for the Company are that basically there are several competitors in telecommunications sector; therefore, a greater effort must be made to keep its leadership position in the market. (See: *Market Information in Section 2 of these presents*).

ix) Corporate Structure

The Company is not part of any corporate group since it is solely a shareholder. To May 31, 2005, the Company has a 42.3% equity interest in Telmex' capital stock. This corresponds to 70.66% of the outstanding shares entitled to vote.

The Company is solely a holding company with direct or indirect equity interests in subsidiaries and affiliates. The Company's principal subsidiaries to December 31, 2004 are set forth in the table below:


CARSO GLOBAL TELECOM
MULTIMEDIA CORPORATIVO, S.A. DE C.V
99.99%
40.75 %
TELMEX *
EMPRESAS Y CONTROLES EN COMUNICACIONES, S.A DE C.V.
99.99%
99.99%
CORPORATIVO GLOBAL TELECOM, S.A. DE C.V.(ANTES GLOBAL TELECOM LLC)

* Below is a list of the Telmex' principal subsidiaries to December 31, 2004.

The Company, through Telmex, has various subsidiaries. The following list shows the most important subsidiaries and investments accounted using the ownership method to May 31, 2005.

Name of Company	Jurisdiction of Incorporation	Ownership Percentage with Controlling Vote	Description
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0	Brokerage Firm
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0	Real-estate company that owns our facilities.
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0	Yellow Page Directory Publisher.
Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0	Real-estate company that owns our facilities.
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0	Supplier of tele-communication network integration services and information systems.

Name of Company	Jurisdiction of Incorporation	Ownership Percentage with Controlling Vote	Description
Teléfonos del Noroeste, S.A. de C.V. o Telnor	Mexico	100.0	Fixed cable network concessionaire for the State of Baja California North and the San Luis Rio Colorado region in the State of Sonora.
Uninet, S.A de C.V.	México	100.0	Connection and internet access supplier for Telmex and business clients.
Telmex USA, L.L.C.	Delaware, U.S.A.	100.0	Authorized reseller of long distance services. It is authorized by the FCC to supply long distance services to the US with its own facilities.
Latam Telecomunicaciones, L.L.C.	Delaware, U.S.A.	100.0	Principal company for subsidiaries and investments outside Mexico.
Embratel Participaçoes S.A.	Brazil	95.1 [(1)]	Principal brokerage company for subsidiaries that provide long distance national and international services and local and information services in Brazil.
Empresa Brasileira de Telecomunicaçoes S.A. - EMBRATEL	Brazil	94.0 [(1)]	Long distance national and international services provider as well as voice and information services in Brazil.
Star One S.A.	Brazil	75.2	Satellite service provider in Brazil.
Telmex de Brasil, Ltda.	Brazil	100.0	Telecommunications service provider for corporate clients in Brazil.
Telmex Chile Holding, S.A.	Chile	100.0	Principal company for assets purchased from AT&T Latin American Corp. in Chile.
Telmex Corp, S.A. (antes Chilesat Corp S.A.)	Chile	99.3	Principal broker whose subsidiaries provide long distance, internet and information services in Chile.

Name of Company	Jurisdiction of Incorporation	Ownership Percentage with Controlling Vote	Description
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	93.4	Voice, information and wireless video provider as well as local voice and long distance services through fixed lines in Argentina.
Telmex Argentina, S.A.	Argentina	100.0	Telecommunication service provider to corporate clients in Argentina.
Metrored Telecomunicaciones, S.R.L.	Argentina	83.4	Information service provider in Argentina.
Telmex Colombia, S.A.	Colombia	100.0	Telecommunication service provider to corporate clients in Colombia.
Telmex Perú	Peru	100.0	Telecommunication service provider to corporate clients in Peru.
Grupo Telvista, S.A. de C.V. (2)	Delaware, U.S.A.	45.0	Telemarketing service provider in the US and Mexico.
TM & MS, L.L.C. (2)	Delaware, U.S.A.	50.0	Joint venture with Microsoft to operate a internet portal.

(2) Corresponds to shares of control. The effective equity interest in Embratel Participaçoes' total capital is 63.9% and in Empresa Brasileira Telecomunicaçoes S.A. – Embratel is 63.1%.

(3) Invested accounted by the ownership method.

During 2005, Telmex made new acquisitions. For more information, see Section 2 of these presents.

x) Description of Main Assets

The Company's main assets are represented by Telmex' shares. Approximately 77.38% of the Company's total assets are comprised of Telmex' capital stock.

As a security interest, in certain circumstances transfers the shares of Telmex' capital stock. Said loans are listed below:

i) During 2004, Telecom requested several loans for $700 million USD from foreign banks. These mature between 2006 and 2010. As the security interest thereof, Telecom transferred 21.03 million ADRs representing 420.6 million Telmex' series-L shares, which were released when the loans matured. To December 31, 2004 other secured loans existed from previous years for $910 million USD with a maturity date between 2006 and 2008. These were secured by 30.37 million ADR corresponding to 607.4 million Telmex' series-L shares. Telecom paid an interest at LIBOR plus a surcharge that in current conditions fluctuates between 1.74% and 2.51%. Interests accrued by secured loans were $378,154 in 2004 and $203,487 in 2003.

ii) In December 2003, loans from UBS Paine Webber AG were received for $76.7 millions and 5.4 million ADR were granted as security interests. The foregoing is equivalent to 108 million Telmex' series-L shares. As a result of this financing, Telecom paid an interest at LIBOR plus 0.875% per annum. These loans matured on January 2, 2004, which was the date they were paid. In 2003, an interest of $445 was accrued from such loans.

To December 31, 2003, cash deposits were made for $8.7 million that complemented the security interests granted with Telmex' shares. This represented a difference between the market value at the date the loans were granted and at the closing of the fiscal year. During 2004, the Company was reimbursed for the aforementioned deposits because the shares' market value was greater than the value of the security interests.

To May 31, 2005, loans were received from Santander Central Hispano Benelux for $200 million USD. This was granted as a security interest for the 6.2 million ADRs equivalent to 308 million Telmex' series-L shares. As a result such financing, the Company paid interest at LIBOR plus 1.10% per annum. These loans matured on April 10, 2008.

The aforementioned security interests shall be exercised by the other Party if the Company defaults in its payment obligation. The Company has carried out these kinds of operations previously and has timely paid at the maturity of each operation. Thus, the other parties have never utilized the security interest.

xi) Judicial, Administrative or Arbitration Proceedings

Currently, the Company does not face any judicial, administrative or arbitration procedure that could result in a liability or benefit equal or greater than 10% of its assets.

The judicial, administrative or arbitration procedures that could affect the Company are set forth in Note 12 of their consolidated financial statements that are attached hereto as Annex 1.

xii) Shares of Stock Representing the Capital Stock

The Company's subscribed and paid capital is $1,190,730 MXP par value taking into consideration the shares repurchased by the Company pursuant to Article 14 B-3 of the LMV. Said capital is represented by 3,538'821,170 common, registered, without par value series-A1 shares corresponding to the minimum fixed portion of capital stock.

After its incorporation in 1996, the Company increased its capital stock, as approved by the general extraordinary shareholders' meeting dated October 1, 1996. Among other issues on the agenda, said meeting agreed to increase the minimum fixed portion of capital stock in the amount of $682'500,000 MXP. This amount would be increased by issuing 35'000,000 series-A1 shares. By virtue of the foregoing, the capital stock increased to the registered amount of $2,253'057,000 MXP, represented by 950'000,000 series-A1 shares.

Afterwards, the general extraordinary shareholders' meeting dated February 28, 2000 agreed to carry out a split of 2 new series-A1 shares for each of the foregoing. Said transaction became effective on March 10, 2000. Therefore, the 950,000,000 series-A1 shares issued by the Company before the split increased to 3,800,000,000 series-A1 shares for the Company's capital stock.

The general extraordinary shareholders' meeting dated November 29, 2000 carried out the merger of the Company, as merging company, with GT2000, as merged company. Consequently, the Company's capital stock was increased to the registered amount of $88'945,785.81 MXP. Hence, 150'015,728 of common shares of capital stock Class "A-1" corresponding to the minimum fixed portion, which were transferred to GT2000 shareholders.

The general extraordinary shareholders' meeting dated December 21, 2001 carried out the merger of the Company, as merging company, with Banesci e Inveresci, as merged company. Consequently, 967 series-A1 shares corresponding to the minimum fixed portion of the Company were transferred to Banesci e Inveresci's shareholders.

The Company has not modified the structure of its capital stock since then.

xi)

xii) Dividends

At the annual ordinary shareholders' meeting, the board of directors submitted the Company's financial statements for the previous fiscal year and their report to the shareholders. Once the shareholders' approved the financial statements, they determined the Company's net profit distribution for the previous fiscal year. By law, 5% of the aforementioned net profits must be separated into a reserve fund that will not be available for distribution until the amount of said fund reaches 20% of the Company's capital stock (before the re-expression thereof in pesos becomes effective). The excess amounts may be distributed to other reserve funds that the shareholders establish. The remainder net profit, if any, may be paid as dividends.

Series-A1 shareholders have equal rights per share and may be paid dividends and other payments, including any payment when liquidating the Company. Any payment may correspond to partially paid shares to the degree that said shares been paid at the moment of said payment is made. If said shares have not been paid, then they shall only be entitled to the portion that was paid.

The Company ordered dividend payments during the last three fiscal years because of its investments, payments and liabilities commitments. Moreover, it is important to underscore that the board of directors does not have an express policy about ordering dividend payment or advising about such at corresponding shareholders' meeting if profits exist for any fiscal year.

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3) FINANCIAL INFORMATION

a) Selected Financial Information

The following remarks should be read together with the consolidated financial statements and commentary, including this annual report.

Our financial statements have been prepared to Mexican GAAP.

Pursuant to Mexican GAAP, our financial statements must acknowledge the effects of inflation. In particular:

- Non-monetary assets (including the plant, properties and equipment made in Mexico) and the net worth including inflation based upon the Mexican Index; foreign plant, properties and equipment are updated based upon the inflationary rate from the country of origin and converted to pesos using the effective exchange rate on the date of drafting the balance sheet;

- Profits and losses in spending power due to ownership of liabilities and monetary assets are acknowledged in the result statement, and all financial statements are set forth in pesos to December 31, 2004.

The following table shows the Company's selected financial information for the last three fiscal years, which comes from and must be read along with the Company's audited financial statements. Said statements have been audited by Mancera and are attached hereto as Annex 1.

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CARSO GLOBAL TELECOM, S.A. DE C.V. AND SUBSIDIARIES
Selected Financial Information
Thousands of Pesos to December 2004
(Except for the average of shares taken into account)

Description	2004	2003
Net Sales	138.801,957	122,912,368
Operating Profit	41,868,820	40,340,273
Majority Net Profits	8,572,269	6,287,592
Majority Net Profits per Share	2.39	1.71
Investments in Fixed Assets	19,583,699	10,439,243
Depreciation and Amortization during the Fiscal Year	24,895,678	22,976,082
Total Assets	264,303,284	200,361,731
Total Long-Term Liabilities	120,933,200	85,339,143
Consolidated Net Worth	91,503,526	72,628,205

Data		
Majority Net Profits	8,572,269	6,287,592
Share Average (millions of shares)	3,583.20	3,658.80
Majority Net Profits per Common Shares	2.39	1.71
Investments in Fixed Assets	19,583,699	10,439,243

b) Financial Information related to business activities, geographic zone and sales from exportation

The Company is solely a shareholder; however, at a consolidated level through Telmex, its subsidiary, it partially renders local and long distance telephone services. For more information about Telmex, see Financial Information Related to Business Activities, Geographic Zone and Sales from Exportation in Section 2 of these presents.

c) Information about Significant Loans

Convertible Debt

On June 11, 1999, Telmex issued USD $1 billion in debt instruments convertible into common shares that matured on June 145, 2004. During 2003 and 2004, Telmex acquired debt convertible in the market for USD $427.7 million, while some investors exercised their conversion right for the amount of USD $5.0 million corresponding to 3,417,540 series-L shares. On the maturity date, the unpaid balance was USD $570.3 million, which was completely paid in the following manner: USD $569.8 million exercised their right to conversion for 385,285,200 (three hundred and eighty five million two hundred and eighty five thousand two hundred) shares into 33.8110 ADR (each ADR is equivalent to 20 series-L shares) for every thousand dollars of its capital and USD $0.5 million was paid in cash. Interests accrued for such debt instruments totaled $748,558 in 2004 ($731,582 in 2003).

Bonds

On January 26, 2001, Telmex issued a bond for USD $1 billion, which matures in 2006 at 8.25% rate per annum payable each semester. On May 8, 2000, the Company issues an auxiliary bond for USD $500 million with the same characteristics. In 2004, the interest accrued for such debt instruments totaled $1,513,187 ($1,502,756 in 2003).

Subsequent Event

On January 27, 2005, Telmex issued bonds for USD $1.3 billion that was divided into two sets. The first equaled USD $650 million with the first maturity in 2010 at 4.75% rate per annum and the maturity date of the second in 2015 at 5.50% rate per annum. Interests may be paid per semester. On February 22, this operation was reopened and, therefore, the amounts for said issuance increased to USD $950 and USD $800 million, respectively.

During January and February 2005, Telmex repurchased a total of USD $218.7 million (par value) of its own bonds. Said bonds formed part of the bonds for USD $1.5 billion issued in 2001 with a maturity date in January 2006. The difference between the repurchase price and the par value totaled USD $ 10.3.

Banks

To December 31, 2004 and 2003, liabilities in foreign currency with banks include:

i) During 2004, the Company requested several loans for $700 million USD from foreign banks. These mature between 2006 and 2010. As a security interest for such loans, Telecom transferred 21.03 million ADRs representing 420.6 million Telmex' series-L shares, which were released when the loans matured. To December 31, 2004 other secured loans existed from previous years for $910 million USD with a maturity date between 2006 and 2008. These were secured by 30.37 million ADR representing 607.4 million Telmex' series-L shares. Telecom paid an interest at LIBOR plus a surcharge that in current conditions fluctuates between 1.74% and 2.51%. The secured loans accrued interests of $378,154 in 2004 and $203,487 in 2003.

ii) In December 2003, loans from UBS Paine Webber AG were received for $76.7 millions and 5.4 million ADR were granted as a security interest. The foregoing is equivalent to 108 million Telmex' series-L shares. As a result of this financing, Telecom paid an interest at LIBOR plus 0.875% per annum. These loans matured on January 2, 2004, which was the date they were paid. In 2003, an interest of $445 was accured from such loans.

To December 31, 2003, cash deposits were made for $8.7 million that complemented the security interest granted with Telmex' shares. This represented a difference between the market value at the date the loans were granted and at the closing of the fiscal year. During 2004, the Company was reimbursed for the aforementioned deposits because the shares' market value was more than the security interest.

Subsequent Event

To May 31, 2005, loans were received from Santander Central Hispano Benelux for $200 million USD. This was granted as a security interest for the 6.2 million ADR equivalent to 308 million Telmex' series-L shares. As a result such financing, the Company paid interest at LIBOR plus 1.10% per annum. These loans matured on April 10, 2008.

Syndicated Loan

On July 15, 2004, Telmex entered into a syndicated loan agreement for USD $2.425 billion divided into two parts. The first was for USD $1.525 billion with a three year maturity at Libor rate plus 0.45%. The second was for USD $900 million with a five year maturity at Libor rate plus 0.5.25%. The balance to December 31, 2004 is included in the Bank's amounts (liabilities in USD).

Medium-Term Notes

In July 2000, the Company issued a medium term unsecured note for 356,180,900 Investment Units (UDI) for a six year term, payable upon maturity, which is July 20, 2007. Interest shall be payable each semester at 7.50% rate per annum. To December 31, 2004, the value of UDI was $3.5743 ($3.3520 pesos in 2003). To May 31, 2005, said amount was $3.5775. Accrued interests in 2004 and 2005 totaled $94,287 and $94,563 pesos, respectively.

Commercial Paper

Commercial paper, whose balance to December 31, 2004 and 2003 was $2,793,841 million MXP and $210,986 million MXP, respectively was issued at the end of each year. Their average interest rate fluctuated between 8.56% and 5.42%. These issuances were placed in the national market and matured in January 2005 and 2004, respectively. On said month, the corresponding liability was paid.

To December 31, 2004, Telmex had lines of credit with certain foreign financial institutions. The available balances totaled approximately $2,331,100. These shall accrue at a variable Libor rate plus 49 base points, when transferred. Moreover, to December 31, 2004, Embratel has lines of credit available for USD $143,515 at 3.5% interest rate.

Stock Market Certificates

In August 2002, the National Banking Commission authorized a two and a half year program for the Company in order to issue unsecured stock market certificates for up to $7 billion.

On September 10, 2004, the Company issued $750 million in certificates to mature on September 2, 2010 at a fixed interest rate based upon 91 day CETES (Mexican Treasury Bills) plus a 1.10% surcharge.

On September 10, 2004, the Company issued $1 billion in certificates mature on September 4, 2008 at a fixed interest rate based upon Interbank Equilibrium Interest Rate plus a 1.10% surcharge.

On November 26, 2004, the Company issued $2.25 billion in certificates to mature on October 23, 2008 at a fixed interest rate at the arithmetic average corresponding to three 28 day periods at the rate of a per annum yield of the Interbank Equilibrium Interest Rate for 27, 28, or 29 days plus a 0.86% surcharge.

In 2003, the Company issued $1.35 billion in certificates to mature on November 28, 2008 at a fixed interest rate based upon 91 day CETES plus a 1.20% surcharge.

During 2002, the Company issued $1 billion (par value) in certificates to mature in five years in August 2007. Said issuance pays at a fixed interest rate based upon 182 day CETES plus a 1.25% surcharge.

In regard to all the stock market certificates that the Company owns in 2002 and 2003, the interests allotted to the results in the section concerning the integral financial cost totaled $264,797 and $103,573, respectively.

Telmex issued $7,450,000 of stock market certificates as a result of the program authorized by CNBV for $10 billion.

Subsequent Event

In January 2005, the CNBV authorized a program for the Company that matured in four years for the issuance of unsecured stock market certificates for an amount of up to $5 billion.

d) Comments and Analysis of the administration about the Issuer's Operation Earnings and Financial Situation

i) Operation Earnings

Telmex, the subsidiary, provides nearly all the consolidated revenue for the Company. Additionally, the Company obtains revenue from the services rendered according to the agreement entered into with Telmex. Pursuant to the foregoing, the Company renders Telmex financial operations and management consulting services. The agreement is effective for one year and may be extended for an indefinite term. These services are eliminated in the consolidated financial statements.

Consolidated revenue in 2004 totaled $138.802 billion, which is 13% more than the previous year. The accounting consolidation of Telmex' international operations made our revenue grow. The integration of new companies has been carried out with special care placed upon the cost and expenditure control and without affecting the company's financial structure.

The Company's consolidated operating profit was $41.869 billion in 2004, which is a 3.79% increase compared to $40.340 billion in 2003. The increase is associated with the consolidation of the Company's international operations.

The Company's EBITDA corresponding to the 2004 fiscal year totaled $66.764 billion, which is 5.44% higher than $63.316 billion corresponding to the previous 2003 fiscal year.

The integral financial cost for the 2004 fiscal year totaled $712 million, which is 81.5% lower than $3.848 billion from the previous year. The reason behind this decrease is the fundamental reduction of the exchange rate and monetary earnings.

Net profits before the minority equity interest totaled $25.757 billion in 2004, which is 17.22% higher than the previous year. However, majority net profits were $8.572 billion, which is 36.3% compared to the previous year.

Apart from the operating revenue, the Company earns dividends from Telmex' shares as part of its operation flow. During the 2004 fiscal year, the Company earned dividends from Telmex for $3.184 billion corresponding to $0.68 per share ($2.666 billion corresponding to $0.62 per share in 2003).

The business loan that to December 31, 2004 was $11.520 billion MXP and 4.3% of the Company's total assets ($1.741 billion in 2003 and 0.86% of the total assets) was acquired mainly as a result of purchasing Telmex' share and from the foreign subsidiaries that Telmex acquired during 2004. This is a surcharge for the acquisition of said shares over its net worth. Said business loan is payable in five years. During 2003 and 2004, the business loan payment totaled $2.101 and $1.315 billion, respectively.

In May 2004, the Mexican Index issued Bulletin B-7, "Business Acquisitions", which established that as of January 1, 2005 its allocation is obligatory. The purpose of this bulletin was to establish the accounting rules to be followed while acquiring businesses and associated entities. The purchase method must be adopted as the sole rule to appraise such operations. Likewise, this eliminates business loan payments and set forth specific rules applicable to the acquisition of minority interests. The foregoing also includes the business acquisitions carried out among entity under joint control.

It is estimated that the adoption of this new bulletin will represent a reduction to operational expenditures in the results for the 2005 fiscal year. Approximately $1.9 million will be reduced by eliminating the aforementioned business loan payments.

Accounting Policies and Practices

For a description of the accounting policies and practices, see item II of Note 1 in the Company's audited financial statements for the fiscal year ending on December 31, 2004, which are attached hereto.

ii) Financial Situation; Liquidity and Capital Resources

The internal sources of liquidity come from the Company's subsidiaries' generation of flow.

The external sources of liquidity mainly come from bank funding through credit lines granted on a short-term and long-term basis by means of short-term and long-term stock-market debt (commercial paper and stock market certificates, respectively).

Our main need for capital is for investments in assets, dividend payments and our repurchase of shares program. We have generally fulfilled the main requirements by cash flows generated by operation and limited loans. The operating revenue was $61.132 billion MXP in 2004, $26.610 billion in 2003.

Our investments in assets totaled $19.583 billion MXP in 2004, $10.439 billion MXP in 2003, respectively.

Amount of Indebtedness

The Company's liabilities to December 31, 2004 were $118.580 billion MXP. The Company's temporary cash and investments totaled $20.607 billion MXP ($118.580 billion at the close of 2003). The Company's net debt at the close of the 2004 fiscal year was $97.973 billion MXP. This amount has not varied significantly at the close of the first quarter for 2005.

Debt

The total long-term debt (in thousands of pesos) is comprised as follows:

	Average interest rates to December 31		Maturities for	Balances to December 31	
	2004	2003	2005 a	2004	2003
Liabilities in US dollars:					
Consolidated except for Embratel:					
Convertible Debt		4.2%			$ 9,559,635
Bonds	**6.7%**	6.7%	2008	**$28,162,000**	29,547,871
Banks	**3.4%**	2.2%	2014	**55,469,213**	33,930,173
Loans from Suppliers	**3.8%**	2.1%	2007	**224,411**	666,302
Financial Leasing	**4.1%**	2.2%	2011	**1,183,438**	2,162,325
Federal Government	**3.6%**	2.0%	2006	**51,871**	108,422
Addition				**85,090,933**	75,974,728
Embratel's Liabilities in US dollars::					
Bonds	**11.0%**		2008	**3,097,820**	-
Banks	**5.3%**		2013	**5,519,912**	-
Loans from Suppliers	**8.4%**		2007	**74,054**	-
Financial Leasing	**13.6%**		2006	**71,582**	-
Addition of liabilities in US dollars				**93,854,301**	75,974,728
Liabilities in MXP:					
Stock Market Certificates	**9.9%**	8.3%	2012	**13,800,000**	10,342,786
Banks	**9.0%**	6.3%	2007	**1,300,000**	1,472,742
Stock Market Notes	**7.5%**	7.5%	2007	**1,258,998**	1,264,889
Commercial Paper	**8.56%**	5.42%	2005	**2,793,842**	210,986
Financial Leasing		6.5%			610
Addition of liabilities in MXP				**19,152,840**	13,292,013
Liabilities in Brazilian Reales:					
Banks	**15.0%**		2008	**87,098**	
Financial Leasing	**19.7%**		2007	**12,951**	
Commercial Paper	**18.0%**		2005	**4,243,821**	
Addition of liabilities in Brazilian Reales				**4,343,870**	
Liabilities in other currencies:					
Banks	**5.4%**		2017	**720,248**	
Financial Leasing	**8.3%**		2027	**200,759**	
Loans from Suppliers	**2.0%**	2.0%	2022	**308,299**	321,861
Addition in other Currencies				**1,229,306**	321,861
Total Debt				**118,580,317**	89,588,602
Minus short-term debt and the outstanding portion of the long-term debt not including Embratel				**7,614,864**	24,176,363
Embratel				**8,373,425**	
Long-term Debt				**$ 102,592,028**	$65,412,239

Policies Applicable to the Treasury

The Company individually invests its excess cash in deposits and investments in financial institutions that have good credit ratings an that have guidelines regarding diversification and maturity that seek security and liquidity.

The temporary cash and investments are in pesos or dollars depending upon the investment requirements and liquidity needs for each subsidiary based upon their cash flow and their debt structure.

Important Investments in Capital

At the date of this report, the Company has no compromising investments in capital.

iii) Internal Control

Since the Company, as a holding, does not have employees or personnel, compliance with its rules for internal control is supervised permanently by the departments of management and finance and internal audit of some of its affiliated companies. These review, analyze and correct, as the case may be, the divergences committed regarding the operations approved by the Company's board of directors and its registry. Said departments also review that general accounting guidelines, criteria and principles that apply.

The external auditors study and evaluate the internal control system in order to audit the financial statements, once they issue their report about suggestions for said controls.

The Company, by means of its board of directors, organized an auditing committee comprised of board members whereby the chairman and the majority thereof are independent. Said committee is in charge of implementing systems for internal control in order to verify the transactions carried out and registered by the Company as set forth by management and GAAP.

The Company is audited by an affiliated company and its subsidiaries are audited by their own internal auditing departments whose scope is unlimited and its main objective is to ensure that the Company and its subsidiaries comply with the applicable internal control policies and procedures.

e) Critical Accounting Estimates

While drafting our financial statements, we made estimates about several issues. Some of these issues were highly uncertain and our estimates involved opinions made based upon the available information. We have identified several of these issues; therefore, our financial submittal may be affected significantly if (a) we use different estimates that we could have used or (b) in the future we change our estimates in regard to changes that could reasonably have occurred.

Opinions are made only about the estimates that we considered the most important based upon a level of uncertainty and probability of a significant impact if we use a different estimate. There are many areas in which we use estimates regarding uncertain issues, but reasonably the probable different changes or estimates are unimportant for our financial submittal. Regarding the use of estimates in accounting policies for Telmex, see Use of Estimates in Certain Accounting Policies in Section 2 of these presents.

4. Administration

a) External Auditors

The Company's Consolidated Financial Statements were audited by Mancera. The auditors have not been changed in the last three fiscal years. The appointment of the auditors complies with the provisions issued by the CNBV.

The Company followed the following procedure to select the external auditors:

a) The audit committee analyzed various options and then made recommendations to the board of directors about the candidates for external auditors. This included the scope of their authorities and hiring conditions in order to carry out the Company's accounting audit for the fiscal year ending on December 31, 2004;

b) The audit committee interviewed the Company's external auditors in order to verify that they would indeed complty with the requisites of independence and personnel rotation; and

c) Based upon the foregoing, the Company ratified the appointment of the firm Mancera as its external auditors for the fiscal year ending on December 31, 2004.

During the last three years, the external auditors have not issued an opinion with any conditions, a negative opinion nor have they abstained from issuing an opinion about the Company's financial statements.

Fees for Various Auditing Services

In 2004, the Company and its subsidiaries paid Mancera and the members of Ernst & Young Global for various auditing services. These services included reviewing reports drafted by the subsidiaries regarding compliance with telecommunication regulations, assistance with various filings before tax authorities, reviewing compliance with tax payments and security testing for technology systems in the amount of $5,787 or 12.35% of the total payment to Mancera and other members of Ernst & Young Global. In 2003, the other services rendered by auditors totaled $5,953 (19.8% of the total payment for services), which were the same for 2004. Additionally, Mancera evaluated the internal audit committee of one of the subsidiaries.

b) Operations with Related Parties and Conflicts of Interest

During the regular course of operations, the Company entered into a wide range of financial and commercial transactions with related parties such as Telmex' subsidiaries and associates, GFInbursa and its subsidiaries, and GCarso. It plans to continue these operations in the future. The operations with affiliated companies were carried out at market price.

The Company entered into a service agreement with Telmex whereby the Company renders consulting services regarding financial operation and administration to Telmex. The agreement has an annual term that may be extended for an indefinite period.

During the fiscal years ending on December 31, 2004 and 2003, the most important operations with related parties were the following:

	2004	2003
Purchase of goods, inventory and fixed assets (1)	$ 5,885,234	$ 4,028,643
Acquisition of 60% of Techtel	874,580	
Insurance premiums, administration and operation services, brokerage and others fees (2)	3,159,411	3,999,089
Payment of interconnection related to the program "the caller pays" (3)	10,318,946	9,510,571

Sale of goods and other services (4)	989,070	685,776
Sale of long distance services and other telecommunication services (5)	4,318,212	3,577,668

(1) In 2004, $3,792,497 ($2,490,625 in 2003) was included for the purchase of network construction services and goods from Grupo Condumex' subsidiary.

(2) In 2004, $828,172 ($817,320 in 2003) was included for insurance premiums from Seguros Inbursa, S.A. and $128,506 ($140,119 in 2003) for brokerage services from Inversora Bursátil, S.A., as well as $334,083 ($344,734 in 2003) for fees paid for administration and operation services to technology partners.

(3) Expenses related to the interconnection program "the caller pays" for calls made from fixed telephones to cellular telephones paid by AMX' subsidiary.

(4) In 2004, $243,304 ($130,791 in 2003) was included for the sale of construction materials to Grupo Condumex' subsidiary.

(5) Revenue invoiced to AMX' subsidiary.

To December 31, 2004, Telmex had net accounts payable with a subsidiary of Grupo Condumex and a subsidiary of América Móvil for $139 million and $990 million, respectively ($271 millions and $869 millions in 2003). Likewise, Embratel had a $563 million loan to pay to a subsidiary of GFInbursa.

Telmex acquired goods and services from various subsidiaries of GCarso and AMX. Moreover, Telmex received bank and insurance services from GFInbursa and it subsidiaries. The price of the goods and the considerations for the services rendered by such companies are similar to those used by non related parties in comparable operations.

c) Board Members and Shareholders

The Company's management is entrusted to its board of directors. Currently, the board of directors is comprised by six shareholding members and their substitutes, which were appointed by the shareholders' meeting for a one year term. If any of the board of directors' shareholding member is absent, then the substitute member will attend to the meetings.

Pursuant to the provisions of the Company's bylaws, the ordinary shareholders' meeting will decide how the board of directors is comprised. However, it must consist of at least 5 and no more than 20 members.

The main purpose of the board of directors is:

1) To represent the Company before any federal state or municipal authority, before any national or international individual or legal entity and before the federal or local Board of Conciliation and Arbitration;

2) Grant, subscribe, endorse or guarantee any kind of negotiable instrument;

3) Appoint the Company's directors, employees, managers and attorneys-in-fact to whom it must state their duties, obligation and remuneration;

4) Open or close offices, branches or agencies;

5) Acquire shares, equity interests and securities issued by third parties and exercise the right to vote on said shares or equity interest of other companies;

6) Enter into, amend, terminate or cancel agreements;

7) Accept on behalf of the Company, instructions from Mexican or foreign individuals or legal entities;

8) Open bank accounts and withdraw deposits from them;

9) Establish security interests in personal or real property and create a trust in order to guarantee the Company's obligations and become a joint obligor, surety and, in general, become obligated regarding the fulfillment of third parties' obligations, therefore establishing security interests in personal or real property to ensure the fulfillment of said obligations;

10) Confer, substitute and delegate general and special powers for acts of ownership and administration, lawsuits and collections, provided that these do not substitute completely the Board's duties or revoke its powers-of-attorney;

11) Confer authorities to grant, subscribe, endorse and guarantee all kinds of negotiable instrument; provided, however, that said authority to guarantee negotiable instruments must be granted always in order to be jointly exercise by at least two persons;

12) Summon shareholders' meetings and execute the resolutions adopted thereby;

13) It is the board of directors' sole authority to approve the operations that are not encompassed by the regular course of business and that may be carried out by the Company and its partners with persons that form part of the Company's administration or with whom said persons are connected in regard to assets, or as the case may be, a relationship by blood or marriage up to the second degree, the spouse or common-law spouse or if their subsidiaries intend to work with related parties representing the purchase or sale of 10% or more of the assets; granting security interest for an amount greater than 30% of the assets; as well as other operations for more than 1% of the Company's assets.

Below are the names of the Company's board members, the office they represent and the years that they have served as such. Said members were ratified by the Company's ordinary shareholders' meeting held on April 29, 2005. Said persons will continue to occupying such offices even when the fiscal year has concluded until the meeting has made new appointments and the board members that were designated take office.

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Name	Title	Seniority (years)	Kind of Member
Shareholding Members			
Carlos Slim Helú	Honorary Chairman for Life	9	Shareholding Member
Jaime Chico Pardo	Chairman	9	Related
Carlos Slim Domit	Vice-chairman	9	Shareholding Member
Humberto Gutiérrez Olvera-Zubizarreta	Member	9	Related
Claudio X. González Laporte	Member	9	Independent
Juan Antonio Pérez Simón	Member	9	Independiente
Substitutes			
Arturo Elías Ayub	Substitute Board Member	9	Shareholding Member Related
Daniel Hajj Aboumrad	Substitute Board Member	9	Shareholding Member Related
Marco Antonio Slim Domit	Substitute Board Member	9	Shareholding Member
Patrick Slim Domit	Substitute Board Member	9	Shareholding Member
Eduardo Valdés Acra	Substitute Board Member	9	Independent
José Kuri Harfush	Substitute Board Member	9	Independent

Relationship by Blood or Marriage up to the Third Degree between Board Members and Officers

Relationship by Blood

1. First Degree (straight line)
Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit with Carlos Slim Helú
2. Second Degree (transversal line)
Carlos Slim Domit with Patrick Slim Domit and Marco Antonio Slim Domit

Relationship by Marriage

Second Degree (transversal line)
Arturo Elías Ayub and Daniel Hajj Aboumrad with Carlos Slim Helú, Marco Antonio Slim Patrick Slim Domit

Shareholding Members

Carlos Slim Helú is a Civil Engineer from the Department Engineering of the National Autonomous University of Mexico. He is 65 years old. He has worked as a CEO or board member of the following corporations: Telmex (Honorary Chairman for Life); AMX (Honorary Chairman for Life); GCarso (Honorary Chairman for Life and GFInbursa (Honorary Chairman for Life). He is the father Carlos Slim Domit, Chairman of the board of directors of Telmex and GCarso, of Marco Antonio Slim Domit, Chairman of the board of directors of GFInbursa and of. Patrick Slim Domit, Chairman of the board of directors of AMX.

Carlos Antonio Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. He is 38 years old. He is the Chairman of the board of directors of Telmex, GCarso and Grupo Sanborns, S.A. de C.V. He is a board member of the following companies: Sanborn Hermanos, S.A.; Sears Roebuck de México, S.A. de C.V.; Cigarros la Tabacalera Mexicana, S.A. de C.V. and Grupo Condumex, S.A. de C.V.. Moreover, he is the Vice-chairman of the board of directors of América Telecom. He is also the CEO of Telmex. He is the son of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Patrick Slim Domit.

Jaime Chico Pardo is an Industrial Engineer from the Universidad Iberoamericana. He is 55 years old. Additionally, he is the Vice-chairman of the board of directors of Telmex, Vice-chairman of the board of directors of America Telecom and board member of AMX and GCarso. In the past, he served as CEO of Grupo Condumex, S,A. de C.V. and Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México).

Humberto Gutiérrez Olvera Zubizarreta is a Public Accountant from the Banking and Business School. He is 63 years old. Currently, he is the CEO of GCarso and CEO of Grupo Condumex S.A. de C.V. Additionally, he is a board member of GCarso, América Telecom, Telmex, Promotora Inbursa, S.A. de C.V., Grupo Condumex, S.A. de C.V. and Ferrosur, S.A. de C.V.

Claudio X. González Laporte is a Chemical Engineer by the National Autonomous University of Mexico. For 25 years, he has served as Chairman of the board of directors for Kimberly Clark, S.A. de C.V. He is 71 years old. He is a board member of the following companies: GCarso, América Telecom; AMX; GFInbursa; Kimberly Clark Corporation; General Electric Co.; Kellogs Co.; Unilever; Grupo Alfa, S.A. de C.V.; Grupo México, S.A. de C.V.; Grupo Modelo, S.A. de C.V. and The Mexico Fund Inc.

Juan Antonio Pérez Simón is a Public Accountant by the National Autonomous University of Mexico. He is 64 years old. Since 1995, he has served as Vice-chairman of Telmex as well as Chairman of the board of directors for Sanborns Hermanos, S.A. de C.V. He is a shareholding member for the following companies: América Telecom; GCarso; GFInbursa and some of their subsidiaries; Cigarros la Tabacalera Mexicana, S.A. de C.V.; Radiomóvil Dipsa, S.A. de C.V. (Telcel); Sears Roebuck de México, S.A. de C.V.; and other affiliates of Telmex and GCarso.

Substitute Members

Arturo Elías Ayub has a bachelor's degree in business administration from the Universidad Anáhuac and is the Director of Strategic Alliances, Communications and Institutional Relations of Telmex. He is 39 years old. He is a board member of the following companies: Telmex; GCarso; AMX; GFInbursa; América Telecom and Sears Roebuck de México, S.A. de C.V. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Daniel Hajj Aboumrad has a bachelor's degree in business administration from the Universidad Anáhuac. He is 39 years old. He is the CEO of AMX, América Telecom and Radiomóvil Dipsa, S.A. de C.V. He is a board member of the following companies: GCarso and Phillip Morris México,S.A de C.V. Furthermore, he has collaborated with Corporación Industrial

Llantera, S.A. de C.V. (General Tire); Galas de México, S.A. de C.V.; Agusa; Bimex and Páginas Amarillas, S.A. de C.V. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Marco Antonio Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since August 25, 1997, he serves as Chairman of the board of directors and CEO of GFInbursa. He is 37 years old. The corporations in which he is a board member are: all of GFInbursa's subsidiaries, GCarso; AMX; Telmex and Sears Roebuck de Mexico, S.A., among others. He is the son of Mr. Carlos Slim Helú and the brother of Calos Slim Domit and Patrick Slim Domit.

Patrick Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since 2000, he is a director of Telmex and Vice-chairman of GCarso. He was the CEO of GCarso and CEO of Industrias Nacobre, S.A. de C.V. since 1994. He is 36 years old. He is the CEO of America Telecom.,S.A de C.V and AMX. Furthermore, he is a board member of the following companies: GCarso; Telmex; Hoteles Calinda, S.A. de C.V.; Grupo Condumex, S.A. de C.V.; Sears Roebuck de México, S.A. de C.V.; Cigarros la Tabacalera Mexicana, S.A. de C.V., Promotora Inbursa, S.A. de C.V. and Industrias Nacobre, S.A. de C.V. He is the son of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Carlos Slim Domit.

Eduardo Valdés Acra has a bachelor's degree in business administration from the Universidad Anáhuac. Currently, he is the Vice-chairman of GFInbursa and CEO of Inversora Bursátil. He is 41 years old. He is a board member of the following companies: GFInbursa and all its subsidiaries; GCarso and Telmex.

José Kuri Harfush has a bachelor's degree in business administration from the Universidad Anáhuac. He is the CEO of Janel, S.A. de C.V. He is 56 years old. Additionally, he is a board member of the following companies: Telmex; AMX; GCarso; GFInbursa and several of its subsidiaries; Promotora Inbursa, S.A. de C.V. and Grupo Sanborns, S.A. de CV.

Board members and Shareholders' Equity Interest

In regard to the equity interest of more than 1% of the shares of capital stock owned by Company's individual board members and officers and the shareholders that are beneficiary of 5% or more of the issuers' shares entitled to vote as well as the Company's 10 majority shareholders, despite their equity interest not reaching the latter percentage, it is important to underscore that the Corporation does not have complete and exact information about the individual interest of the board members and officers nor of its shareholders by virtue that their shares are not registered in the Corporations' ledger according to the current legislation.

Nevertheless and pursuant to the Company's information to April 29, 2005, 4 board members have an equity interest of more than 1% directly or indirectly and 7 shareholders have an individual equity interest of more than 5% of the Company's outstanding capital Stock. Moreover, Mr. Carlos Slim Helú and his close relatives constitute, directly or indirectly, the Company's principle shareholders. Said family's equity interest is approximately 81% of Company's outstanding capital stock to April 29, 2005.

Remuneration for board members and Officers

During the fiscal year ending on December 31, 2004, the board members only received their fees as payment for attending the board of directors' meetings. The payment was $56,500 gross MXP per member for the whole year.

Officers

The Company does not have employees since it is only a shareholder. Mr. Jaime Chico Pardo is the CEO and did not receive any payment whatsoever from the Company for the 2004 fiscal year.-

Statutory Auditor

The current statutory auditor is Public Accountant Alberto Tiburcio Celorio, managing partner of Mancera. The substitute statutory auditor is Public Accountant Fernando Espinosa López.

Auditing Committee

The Company has an auditing committee, which is a subcommittee of the board of directors. It is comprised of board members of whom the chairman and the majority thereof are independent. The statutory auditors attend the meetings as guests, without the right to an opinion or vote.

The duties of the audit committee are:

- Draft an annual report about its activities and submit it to the board of directors;
- Give an opinion about transactions with related persons, and
- Propose hiring independent experts, if necessary, to give an opinion about the transactions set forth in Article 24, section XVI of the bylaws or the transactions that are not encompassed by the regular course of business and that may be carried out by the Company and its partners with persons that form part of the Company's administration or with whom said persons are connected in regard to assets, or as the case may be, a relationship by blood or marriage up to the second degree, the spouse or common-law spouse or if their subsidiaries intend to work with related parties representing the purchase or sale of 10% or more of the assets; granting security interest for an amount greater than 30% of the assets; as well as other operations for more than 1% of the Company's assets.

The auditing committee is made up as follows:

Jose Kuri Harfush	Chairman
Eduardo Valdés Acra	
Juan Antonio Pérez Simón	

Said committee has at least one finance expert.

During the fiscal year ending on December 31, 2004, the auditing committee members only received their fees as payment for attending the auditing committee meetings. The payment was $22,750 gross MXP per member for the whole year.

d) Bylaws and other Agreements

Below is a brief summary of some of the relevant provisions of the bylaws and applicable legislation. The aforementioned summary does not aim at including all of the provisions of the bylaws or applicable legislation. It is subject thereto by reference. The Company's bylaws have been duly recorded in the Public Commercial Registry of the Federal District and may be looked up there.

General Information The Company was incorporated on June 24, 1996 as a variable capital business corporations derived from the spin-off from GCarso, pursuant to the provisions of the LGSM.

The Company's authorized capital stock is comprised of 3,935'077,043 series-A shares that are common, registered, without par value and that represent the fixed portion of the capital stock. The issuance of new shares for the fixed portion of the capital stock requires an amendment to the Company's bylaws through an extraordinary shareholders' meeting. As a variable capital business corporation, the Company requires a minimum fixed portion of the capital and it may have a variable portion of capital. Currently, the Company does not have shares that represent the variable portion of the capital stock.

Shares can only be subscribed by Mexican investors. Mexican corporations with a foreigner participation clause and foreigners may only purchase such by means of participation certificates issued by Banco Inbursa.

Neither the Company nor its subsidiaries may be shareholders of the Company or corporations in which the Company is deemed a subsidiary. Notwithstanding the foregoing, the Company does have the option of acquiring its own shares pursuant to the applicable provisions.

Stock Registry Series-A1 shares shall be represented by stock certificates that have a coupons attached. Pursuant to LGSM, only the shareholders registered in the Corporation's shareholders' ledger will be deemed shareholders. Shareholders may physically hold the shares (that together with the corresponding record in the shareholder's ledger will certify ownership) or though the registry in financial entities with an account in Indeval. The ownership of the shares deposited at Indeval will be evidenced by the registry and lists kept by Indeval.

The shareholders' ledger shall be closed on the business days before the shareholders' meeting is scheduled to be held pursuant to the published call.

Voting Rights and Shareholders' meetings Each series-A1 share entitles its holder to one vote in any of Company's shareholders' meeting. The shareholders may appoint all of the board members. Presently, the board of directors is comprised of 6 shareholding members and 6 substitutes. Pursuant to the Company's bylaws, the board of directors shall be made up of at least 5 members. Each shareholder or group of shareholders that represent 10% or more of series-A1 shares shall be entitled to appoint a board member.

General shareholders' meetings may be ordinary or extraordinary. General extraordinary shareholders' meetings are called to discuss the issues set forth by Article 182 of the LGSM and the bylaws. Basically, these issues are increases and reductions to the fixed portion of the capital stock and other amendments to the bylaws, liquidation, mergers, spin-offs, transformation from one kind of corporation into another, change in nationality and change in corporate purpose. General ordinary meetings are called to discuss all other issues, including the appointment of board members and statutory auditors. The Company's general ordinary shareholders' meeting must be held at least once a year during the following four months after the close of the previous fiscal year. It shall discuss certain issues set forth by Article 181 of the LGSM, including the appointment of board members and statutory auditors, approval of the board of directors' Report regarding the Company's performance and the financial statements thereof during the previous fiscal year as well as the distribution of the results for said fiscal year.

Pursuant to the bylaws, the quorum for the first summons of a general ordinary shareholders' meeting is at least half of the outstanding series-A1 shares. Resolutions may be adopted by a favorable vote of the majority of the series-A1 shares that are present. If there is no quorum in the first summons, then a second meeting may be called to adopt resolutions by means of a favorable vote of the majority of the shares that are present, regardless of the number of shares.

The quorum needed for the first summons of a general extraordinary shareholders' meeting or a special meeting is 75% of the outstanding shares entitled to vote on issues to be addressed by said general extraordinary or special shareholders' meeting. In order to consider a resolution as validly adopted by an extraordinary shareholders' meeting, whether by a first or ulterior call, the favorable vote of the shareholders owning at least half of the outstanding shares entitled to vote in regard to issues to be addressed in said extraordinary meeting.

In order for a special shareholders' meeting to adopt a resolution, whether by a first or ulterior call, the favorable vote of the at least 50% of the outstanding shares is needed.

Pursuant to law, the shareholders owning 20% of the Company's outstanding capital stock may oppose the resolutions of general meetings by submitting a suit before the competent court within 15 days after the close of the meeting in which said resolution was taken. Said brief must state that the resolution being challenged violates the law or the Corporation's bylaws. The right to challenge pursuant to these provisions may be exercised only by the shareholders (i) that have a right to vote in the meeting that adopted the resolution being challenged; and (ii) whose shares were not represented when the resolution was taken or, if they were represented, they voted against said resolution.

The shareholders' meetings may be called by the board of directors through its chairman or secretary, statutory auditor or any competent judge. Shareholders owning 10% of the outstanding shares may request the board of directors or statutory auditor to call a shareholders' meeting. Furthermore, the board of directors or statutory auditor must call a shareholders' meeting when it receives a written request of any series-A1 shareholder if a general ordinary shareholders' meeting has not been held for two consecutive years or if the shareholders' meeting held during said period have not taken into consideration the issues set forth by the aforementioned Article 181 of the LGSM. If no meeting is called within the following 15 days after the date of the request, the competent judge may request that the meeting be held. The call to the meetings must be published in an official newspaper of the Company's domicile or in a major newspaper in the Federal District at least 15 days prior to the date of such meeting. The shareholders' meetings may be held without said publication, provided that 100% of the outstanding shares entitled to vote regarding the issues to be considered by said meeting are represented. In order to attend a shareholders' meeting, the shareholders must request and obtain an admission card. Said shareholders may obtain such, at least with the anticipation set in the call to the shareholders' meeting, by submitting adequate proof of ownership of the Company's shares. They shall obtain said admission by depositing the shares with Company's corporate secretary or with an institution authorized to accept said deposit. If a shareholder is entitled to attend a meeting, said shareholder may be represented by a proxy executed before two witnesses.

Dividends At the ordinary shareholders' meeting, the board of directors shall submit Company's financial statement for the previous fiscal year along with the report thereof to the shareholders. The shareholders, once they have approved the financial statements, shall determine the Company's distribution of net profits, corresponding to the previous fiscal year. Pursuant to law, 5% of said net profits must be set aside as a statutory capital reserve, which shall not be available for distribution until the amount of said legal reserve is equivalent to 20% of the Company's capital stock (before the effective re-expression thereof in constant pesos). The excess amounts of legal reserve fund shall be distributed to the other reserve funds established by the shareholders. These include a fund to purchase their shares from the Company. The remainder of the net profits, if any, shall be available for distribution as dividends.

The series-A1 shareholders shall have equal rights per share to receive dividends and other distributions, including any distributions at the moment of Company's liquidation. Partially paid shares will participate in any distribution to the degree that they have been paid at the moment of distribution, or if they have not been paid, then solely regarding the paid portion.

Capital Stock Variations In general, the capital may be increased by additional contributions in cash or kind made by the shareholders, capitalization of liabilities or capitalization of certain entries of capital. Normally, an increase in the capital stock may not be made until all of the shares of capital stock previously issued and subscribed have been paid completely. A reduction of the capital stock may be carried out in order to absorb losses; redeem shares or release shareholders from pending payments. A reduction of the capital stock in order to redeem shares, thus reimbursing the shareholders must be done prorated manner or by draw.

The Company's fixed portion of capital stock may increase or decrease by a resolution of the general extraordinary shareholders' meetings and by an amendment to the bylaws, while the Company's variable portion may increase or decrease by a resolution of the general ordinary shareholders' meetings.

A shareholders' resolution is not needed to reduce the capital stock as a result of exercising the right to withdraw the shares corresponding to the variable portion of the capital stock or from the acquisition by the Company of its own shares or from increases to the capital stock resulting from the sale of shares that it previously purchased.

Right of First Refusal Except under certain circumstances, in the case of an increase of capital through the issuance of new shares for payment in cash or kind, a series-A1 shareholder at the moment of increasing the capital has a right of first refusal to subscribe enough number new shares so as to keep its same percentage of equity interest or in the case of an increase in capital through the issuance of shares entitled to a restricted vote or with limited corporate rights, to subscribe the number of shares to be issued that is enough to keep its same percentage of equity interest. Said right of first refusal must be exercised within the following 15 days after the date of the corresponding notification in the official newspaper of the Company's domicile or in one of the major newspapers in such domicile. It may also be exercised after the shareholders' meeting that approved the increase of capital if all the shareholders were represented in said meeting, otherwise said rights will expire. Pursuant to law, shareholders may not waive their right of first refusal in advance, except under certain circumstances. Furthermore, these may not be represented by a negotiable instrument aside from the corresponding share certificate.

Foreign Investment Law Ownership in the Company's capital stock by foreign investment is regulated by the Foreign Investment Law and the Regulation to the Foreign Investment Law. The Secretariat of Economics and the Foreign Investment Commission are the agencies in charge of applying the Foreign Investment Law.

The bylaws establish that the Company shall not admit, directly or indirectly as partners or shareholders, any foreign investor or corporation without a foreigner-exclusion clause. Furthermore, the Company shall not acknowledge any rights of said investors or corporations as partners or shareholders. The Company has created a "neutral" investment trust with Banco Inbursa through which foreign investors or corporations without a foreigner-exclusion clause may purchase shares though participation certificates

Minimum Fixed and Variable Capital As a variable capital business corporation, the Company may issue shares corresponding to its fixed portion and shares corresponding to the variable portion of its capital stock. The issuance of shares of variable capital stock contrary to the shares of the fixed portion does not require an amendment to the bylaws; however, the approval of the general ordinary shareholders' meeting is needed.

Presently, there are no shares of the Company corresponding to the variable portion of the capital stock or that are outstanding. If there were shares of variable portion, these may be withdrawn completely by their shareholders. Except under certain circumstances, the minimum capital may not be withdrawn. A shareholder of variable portion wishing to completely or partially withdraw said shares must notify the Company about said withdrawal through a written and signed notification. If the withdrawal notice is received before the last quarter of the fiscal year, said withdrawal will become effective at the close of the fiscal year in which the notification was sent. Otherwise, the withdrawal will become effective on the following fiscal year.

The redemption of the Company's shares of variable capital stock shall be carried out at the lesser of (i) 95.0% of the average share price per volume of the operations traded in the BMV during the 30 business days before the date in which the withdrawal will become effective or (ii) the book value per share of variable stock calculated by taking the Company's financial statements as a basis (approved by an ordinary shareholders' meeting) corresponding to the close of the previous fiscal year multiplied by the closing fiscal year in which the withdrawal will become effective. Any amount that the Company must pay will mature on the following day after the ordinary shareholders' meeting mentioned in item (ii) above.

Duration Pursuant to the Bylaws, the duration of the Company is indefinite.

Share Repurchase At any time, the Company may purchase its own shares through the BMV at the prevalent market price. The board of directors must authorize said purchase. If said purchase is carried out, it shall be charged to the net worth provided said shares are owned by the issuer. If the Company decides to convert them into treasury shares, then the capital stock shall be reduced automatically in an amount equivalent to the theoretical value of the repurchased share (calculated by dividing the Company's outstanding capital stock by the number of outstanding shares immediately before said repurchase). If the purchase price for said shares is greater than the assumed par value, the difference shall be charged to the net profits transferred to the special legal reserve created to repurchase the shares. Repurchased shares shall be kept in the Company's treasury to be later placed in the BMV. The net worth or, as the case may be, the Company's capital stock shall increase automatically at the moment said shares are placed. It will increase by an amount equal to the assumed par value. Any excess amount shall be transferred to the aforementioned special legal reserve. The repurchased shares' corresponding equity rights and votes may not be exercised while these are owned by the Company. Moreover, said shares shall not be deemed as outstanding for the purpose of calculating the quorum or vote in any shareholders' meeting during said period.

Repurchase in the Case of Registry Cancellation If the registry of Company's shares before the Securities Section of the RNV is cancelled, whether requested by the Corporation or pursuant to a resolution adopted by the CNBV, then the Company's majority shareholders must make a public tender to purchase the shares that were previously owned by the minority shareholders. Unless the CNBV approves a different price, said majority shareholders must purchase the shares at the highest price of either (i) the average estimated price pondered by the volume of the operations corresponding to the shares for the 30 days before the date of the offer or (ii) the amount in the shareholders' ledger, reflected in the last quarterly report filed before the CNBV and the BMV before the date of the offer.

Shareholders' Conflict of Interest Pursuant to law, any shareholder that has a conflict of interest regarding any operation whatsoever must abstain from voting on such matter at the corresponding shareholders' meeting. If a shareholder votes on a matter in which his or her interest conflict with those of the Company, such shareholder may be liable for damages if such transaction would not have been approved without his or her vote.

Board Members' Conflict of Interest Pursuant to law, any board member that has a conflict of interest with the Company must reveal this fact to the other board members and abstain from voting. Any board member that does not comply with the aforementioned provision may be liable for damages caused to the Company. Furthermore, the members of the board of directors and the statutory auditors may not represent other shareholders at any shareholders' meeting.

Right to Withdraw At all times when the shareholders approve an amendment to the corporate purpose, the Company's nationality or transformation into another kind of corporation, then any shareholder entitled to vote regarding said amendment or transformation that voted against such shall be entitled to withdraw from the Company. Said shareholder shall receive the amount calculated that according to law may be attributed to its shares. However, such shareholder must exercise its right to withdraw within 15 days after the date in which the aforementioned meeting was held. The amount that a withdrawing shareholder may receive is equivalent to its equity interest in the Company's capital stock pursuant to its most recent balance sheet approved by a general ordinary shareholders' meeting.

Legal Actions Against Board Members Pursuant to law, legal action may be filed for civil liability against the board members by resolution of the ordinary shareholders' meeting. If an ordinary shareholders' meeting decides to file such action, the defendants shall immediately stop being board members. Furthermore, the shareholders' representing at least 15% of the Company's outstanding shares may take direct action against the board members; provided that (i) said shareholders have not voted against taking such action in the corresponding shareholders' meeting and (ii) said lawsuit includes the damages that have been allegedly caused to the Company and all of its shareholders and not only to the plaintiffs individually. Said action may be exercised also in regard to statutory auditors, or as the case may be, against the members of the Audit Committee. Any reimbursement for such action shall inure to the benefit of the Company and not to the shareholders who filed such action.

Authorities of the board of directors – Decisions Based Upon Personal Interests The Company's board of directors may establish payment plans for executives, although this authority is not established expressly in the bylaws. Neither the board of directors nor the other internal administrative bodies shall be authorized expressly to take decisions on any matter in which any of its members may have a personal interest.

Corporate Rights Conferred by Shares There is no distinction in the shares representing the Company's capital stock that grant different corporate rights to their holders regarding voting at general shareholders' meetings. Furthermore, to the best of the Company's knowledge, there is no agreement aside from the bylaws that will delay, prevent, defer or make more onerous a change in the management thereof.

The corporate rights conferred by the shares to each of the Company's shareholder are not restricted by any trust or any other existing mechanism.

Intermediary Administrative Agencies The Company has an auditing committee, which as an intermediary administrative body assists the board of directors with any decision-making regarding its duties. See section "Directors and Shareholders – Duties of the Auditing Committee."

Restrictions There are no articles in the bylaws or agreements amongst shareholders that limit or restrict the Company's administration or its shareholders in any manner whatsoever.

[Space left blank intentionally]

5. Stock Market

a) Shareholder Structure

The Company has authorized 3,935'077,043 series-A1 shares. To December 31, 2004, 3,538,821,170 of said shares were outstanding.

b) Performance of the Shares in the Stock Market

Below is an information table that shows the performance of the shares in the BMV during the last three fiscal years to December 31 of each year.



	2002	2003	2004
Volumen	8,294,261,000	4,312,944,000	5,530,308,000
Máximo	23.41	16.2	20.2
Minimo	9.2	10.6	15
Cierre	11.59	15.68	19.85

[Space left blank intentionally]

Below is an information table that shows the monthly performance of the shares in the BMV during the last semester of the 2004 fiscal year.



	Jul-04	Ago-04	Sep-04	Oct-04	Nov-04	Dic-04
■ VOLUMEN	242,063,000	287,998,900	364,920,300	386,066,000	417,829,700	255,852,300
MAXIMO	17	16.95	17.3	18	19.2	20.2
MINIMO	15.25	15.34	16.4	16.3	17.75	17.21
▪ CIERRE	16.14	16.68	16.91	17.75	17.81	19.85

[Space left blank intentionally]

Below is an information table that shows the quarterly performance of the shares in the BMV during the last two fiscal years.



	1T03	2T03	3T03	4T03	1T04	2T04	3T04	4T04
■ Volumen	1,228,406,0	1,328,049,0	957,877,800	798,611,200	1,895,428,0	1,680,150,0	894,982,200	1,059,748,0
Máximo	12.5	13.9	14.53	16.2	16.76	18.15	17.3	20.2
Minimo	10.6	10.95	12.2	13.85	15	15.7	15.25	16.3
- Cierre	11.12	13.3	14.51	15.68	16.65	16.86	16.91	19.85

[Space left blank intentionally]

6. Persons in Charge

The following contains the corresponding caveat under the terms set forth in Article 33 of the Provisions:

CEO, Director of Administration and Finance, and Chief Counsel[2]

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Stock Market Participants," published in the Federal Official Gazette on March 19, 2003:

"We, the undersigned, state under oath, with respect to the area corresponding to our respective duties, we drafted the issuer's information contained in this brochure, which, to our faithful knowledge and understanding, reasonably reflects the issuer's standing. Likewise, we state we have no knowledge of significant information's having been omitted or falsified in this brochure of this brochure's possibly causing an error on the part of investors."

México, Federal District. June 30, 2005

[Signature on the original document]

[1] Because it is a holding company, the Company does not have employees or officers. Therefore, the officer singing this caveat has a similar or equivalent title to the CFO as referred to in the General Provisions Applicable to Share Issuers or other Participants of the Stock Market, published in the Official Daily Gazette on March 19, 2003; provided that there is no such CEO or similar officer thereof.

Signature on the original document
MR. JAIME CHICO PARDO
CEO

Signature on the original document
MR. ARMANDO IBÁÑEZ VÁZQUEZ[1]
Director of Administration and Finance

External Auditor

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Stock Market Participants," published in the Federal Official Gazette on March 19, 2003 and exclusively regarding information in the audited financial statements according to the aforementioned Article, Section 1, Item a), Numeral 3 as well as any other financial information included in this annual report whose source are the financial statements audited by our firm, Mancera, S.C., Part of Ernst & Young Global:

> "I hereby state under oath that the financial statements for Carso Global Telecom, S.A. de C.V. and its subsidiaries to December 31, 2004 and 2003 contained in this annual report were audited according to the generally accepted accounting principles in Mexico. Furthermore, I hereby state that within the scope of the work carried out to audit the aforementioned financial statements, I do not have knowledge of relevant financial information that has been omitted or falsified in this annual report or that it contains information that could induce the investors to err."

Signature on the original document
Mr. Fernando Espinosa López
Mancera, S.C
Part of Ernst & Young Global

Date: June 30, 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2004 and 2003
with Report of Independent Auditors
and Report of Statutory Auditor

CARSO GLOBAL TELECOM, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2004 and 2003

Contents:

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Carso Global Telecom, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Carso Global Telecom, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards generally in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carso Global Telecom, S.A. de C.V. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Fernando Espinosa

Mexico City
March 3, 2005, except for the situations mentioned in
Notes 2 and 6, the date of which is April 14, 2005

REPORT OF STATUTORY AUDITOR

To the Stockholders of
Carso Global Telecom, S.A. de C.V.

In my capacity as statutory auditor and in compliance with article 166 of the Mexican Corporations Act and the bylaws of Carso Global Telecom, S.A. de C.V., I am pleased to present my report on the consolidated financial statements for the year ended December 31, 2004, as submitted to you by the Board of Directors.

Among other auditing procedures applied, I personally (or in my absence the alternate statutory auditor) attended the stockholders', board of directors' and audit committee meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated March 3, 2005, issued as a result of their audit of the financial statements made in accordance with generally accepted auditing standards in Mexico. Such consolidated financial statements are the responsibility of the Company's management.

In my opinion, based on my review and that of the independent auditors, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present accurately, fairly and sufficiently, in all material respects, the consolidated financial position of Carso Global Telecom, S.A. de C.V. and subsidiaries at December 31, 2004, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended, in conformity with generally accepted accounting principles in Mexico.

Alberto Tiburcio

Mexico City
March 3, 2005, except for the situations mentioned in
Notes 2 and 6, the date of which is April 14, 2005

CARSO GLOBAL TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

	December 31	
	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	**Ps. 20,607,021**	Ps. 11,057,587
Marketable securities and instruments available for sale (Note 2)	**9,005,608**	9,614,666
Accounts receivable, net (Note 3)	**30,471,018**	21,317,264
Inventories for sale, net	**1,355,505**	945,366
Prepaid expenses and other assets	**2,025,750**	1,845,812
Total current assets	**63,464,902**	44,780,695
Plant, property and equipment, net (Note 4)	**151,988,780**	127,344,984
Inventories, primarily for operation of the telephone plant, net	**2,186,020**	1,301,155
Licenses, net (Note 5)	**3,193,161**	617,394
Equity investments (Note 6)	**998,484**	1,081,142
Net projected asset (Note 7)	**25,622,601**	23,495,278
Deferred taxes (Note 17)	**5,329,575**	
Goodwill, net (Note 6)	**11,519,761**	1,741,083
Total assets	**Ps. 264,303,284**	Ps. 200,361,731

The accompanying notes are an integral part of these financial statements.

	December 31	
	2004	2003
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt (Note 8)	**Ps. 15,988,289**	Ps. 24,176,363
Accounts payable (Note 10)	**18,243,359**	10,240,346
Accrued liabilities	**8,287,541**	5,288,907
Taxes payable	**7,280,304**	1,351,338
Deferred credits (Note 9)	**2,067,065**	1,337,429
Total current liabilities	**51,866,558**	42,394,383
Long-term debt (Note 8)	**102,592,028**	65,412,239
Pensions and seniority premiums (Note 7)	**1,724,572**	
Deferred taxes (Note 17)	**16,616,600**	19,926,904
Total liabilities	**172,799,758**	127,733,526
Stockholders' equity (Note 16):		
Capital stock:		
Historical	**1,190,730**	1,222,097
Restatement increment	**4,697,860**	4,698,693
	5,888,590	5,920,790
Premium on sale of shares	**557,724**	557,724
Retained earnings:		
Prior years	**18,164,306**	14,575,459
Current year	**8,572,269**	6,287,592
	26,736,575	20,863,051
Other accumulated comprehensive loss items	**(11,256,865)**	(9,651,324)
Majority stockholders' equity	**21,926,024**	17,690,241
Minority interest	**69,577,502**	54,937,964
Total stockholders' equity	**91,503,526**	72,628,205
Total liabilities and stockholders' equity	**Ps. 264,303,284**	Ps. 200,361,731

CARSO GLOBAL TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except earnings per share, with purchasing power at December 31, 2004)

	Year ended December 31 2004	2003
Operating revenues:		
Local service	Ps. 56,953,119	Ps. 56,667,170
Long-distance service:		
Domestic	24,904,666	18,818,312
International	10,674,687	9,112,445
Interconnection service	19,199,027	18,477,105
Corporate networks	13,283,645	8,973,947
Internet	7,818,109	5,380,763
Others	5,968,704	5,482,626
	138,801,957	122,912,368
Operating costs and expenses:		
Cost of sales and services	30,141,264	28,158,412
Commercial, administrative and general expenses	21,957,462	18,373,809
Transport and interconnection	19,938,733	13,063,792
Depreciation and amortization (Notes 4 to 6)	24,895,678	22,976,082
	96,933,137	82,572,095
Operating income	41,868,820	40,340,273
Comprehensive financing cost:		
Interest income	(4,404,071)	(3,854,205)
Interest expense	7,993,473	7,062,406
Exchange loss, net	186,769	3,970,821
Net monetary position gain	(4,028,888)	(2,448,885)
Other financial expenses (income)	965,499	(882,039)
	712,782	3,848,098
Income before income tax and employee profit sharing	41,156,038	36,492,175
Provisions for (Note 17):		
Income tax	12,475,709	11,614,776
Employee profit sharing	2,822,195	2,719,368
	15,297,904	14,334,144
Income before equity interest in net loss of affiliates	25,858,134	22,158,031
Equity interest in net loss of affiliates (Note 6)	(100,933)	(185,631)
Net income	Ps. 25,757,201	Ps. 21,972,400
Distribution of net income:		
Majority interest	Ps. 8,572,269	Ps. 6,287,592
Minority interest	17,184,932	15,684,808
Net income	Ps. 25,757,201	Ps. 21,972,400
Weighted average number of common shares outstanding (in millions)	3,583.20	3,658.80
Net majority interest earnings per share (Notes 1 and 15)	Ps. 2.39	Ps. 1.71

The accompanying notes are an integral part of these financial statements.

CARSO GLOBAL TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

	Historical	Restatement increment	Premium on sale of shares	Reserve for purchase of Company's own shares	Legal reserve	Unappropriated earnings	Accumulated effect of deferred income tax	Net income	Other accumulated comprehensive loss items	Total majority stockholders' equity	Minority interest	Net income	Total
Balance at December 31, 2002	Ps. 1,247,215	Ps. 4,700,552	Ps. 557,724	Ps. 1,644,001	Ps. 862,800	Ps. 14,210,853	Ps.(3,086,510)	Ps. 3,215,952	Ps.(12,905,885)	Ps. 10,446,702	Ps. 45,070,661		Ps. 55,517,363
Appropriation of net income to retained earnings						3,215,952		(3,215,952)					
Increase in legal reserve for the cash purchase of Company's own shares				1,077,654		(1,077,654)							
Increase in legal reserve					160,782	(160,782)							
Repurchase of Company's own shares	(25,118)	(1,859)		(960,132)						(987,109)			(987,109)
Dividends paid by the subsidiary											(5,319,512)		(5,319,512)
Repurchase of shares of subsidiaries						(1,063,413)			(1,406,596)	(2,470,009)	(9,608,225)		(12,078,234)
Initial accumulated effect of provision for vacations						(248,092)				(248,092)	(500,397)		(748,489)
Comprehensive income:													
Net income for the year								6,287,592		6,287,592	15,684,808	Ps. 21,972,400	21,972,400
Other comprehensive income items:													
Effect of labor obligations, net of deferred taxes									3,785,657	3,785,657	7,645,101	11,430,758	11,430,758
Surplus from holding non-monetary assets, net of deferred taxes									875,500	875,500	1,965,528	2,841,028	2,841,028
Comprehensive income												Ps. 36,244,186	
Balance at December 31, 2003	1,222,097	4,698,693	557,724	1,761,523	1,023,582	14,876,864	(3,086,510)	6,287,592	(9,651,324)	17,690,241	54,937,964		72,628,205
Appropriation of net income to retained earnings						6,287,592		(6,287,592)					
Increase in legal reserve for the cash purchase of Company's own shares				4,136,480		(4,136,480)							
Increase in legal reserve					314,380	(314,380)							
Repurchase of Company's own shares	(31,367)	(833)		(1,576,464)						(1,608,664)			(1,608,664)
Dividends paid by the subsidiary											(4,925,858)		(4,925,858)
Repurchase of shares of subsidiaries, net of replacement of shares of the subsidiary						(893,224)			(596,920)	(1,490,144)	(5,088,831)		(6,578,975)
Excess in purchase price over book value of acquired shares of companies under common control						(229,057)				(229,057)	(333,074)		(562,131)
Comprehensive income:													
Net income for the year								8,572,269		8,572,269	17,184,932	25,757,201	25,757,201
Other comprehensive income items:													
Effect of securities available for sale									(593,116)	(593,116)	(654,660)	(1,247,776)	(1,247,776)
Net effect of translation of foreign entities									313,484	313,484	2,462,436	2,775,920	2,775,920
Deficit from holding non-monetary assets, net of deferred taxes									(728,989)	(728,989)	(1,811,560)	(2,540,549)	(2,540,549)
Comprehensive income												Ps. 24,744,786	
Purchase of minority interest											(4,557,870)		(4,557,870)
Minority interest											12,364,023		12,364,023
Balance at December 31, 2004 (Note 16)	Ps. 1,190,730	Ps. 4,697,860	Ps. 557,724	Ps. 4,321,539	Ps. 1,337,962	Ps. 15,591,315	Ps.(3,086,510)	Ps. 8,572,269	Ps.(11,256,865)	Ps. 21,926,024	Ps. 69,577,502		Ps. 91,503,526

The accompanying notes are an integral part of these financial statements.

CARSO GLOBAL TELECOM, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

	Year ended December 31 2004	2003
Operating activities		
Net income	Ps. 25,757,201	Ps. 21,972,400
Add (deduct) items not requiring the use of resources:		
Depreciation	22,602,381	21,561,390
Amortization	2,293,297	1,414,692
Deferred taxes, net of monetary effect	(2,623,808)	1,470,926
Equity interest in net loss of subsidiaries	100,933	185,631
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Marketable securities	7,089,667	(6,734,371)
Accounts receivable	(200,470)	114,189
Inventories for sale	(321,168)	284,775
Prepaid expenses and other assets	448,627	553,654
Increase (decrease) in:		
Pensions and seniority premiums:		
Net period cost	4,390,379	5,145,888
Contributions to trust fund	(1,649,066)	(8,410,768)
Payments to employees	(5,012,281)	(4,371,571)
Accounts payable and accrued liabilities	1,084,792	(3,634,036)
Taxes payable	7,116,971	(3,048,050)
Deferred credits	55,374	105,338
Resources provided by operating activities	61,132,829	26,610,087
Financing activities		
New loans	62,748,682	52,023,499
Repayments of loans	(44,499,454)	(54,058,872)
Effect of exchange rate differences and variances in debt expressed in constant pesos	(7,724,115)	1,495,208
Decrease in capital stock and retained earnings due to purchase of Company's own shares	(1,608,664)	(987,109)
Repurchase of shares of subsidiaries, net of replacement of shares of the subsidiary	(6,578,975)	(12,078,234)
Cash dividends paid to minority stockholders	(4,925,858)	(5,319,512)
Resources used in financing activities	(2,588,384)	(18,925,020)
Investing activities		
Plant, property and equipment	(19,583,699)	(10,439,243)
Marketable securities and instruments available for sale	(7,728,385)	
Inventories for operation of the telephone plant	(738,544)	(249,283)
Subsidiaries and affiliated companies, net	(25,503,214)	80,430
Initial balance of cash equity investment in subsidiaries	4,692,515	
Other investments	(133,684)	
Resources used in investing activities	(48,995,011)	(10,608,096)
Net increase (decrease) in cash and short-term investments	9,549,434	(2,923,029)
Cash and cash equivalents at beginning of year	11,057,587	13,980,616
Cash and cash equivalents at end of year	Ps. 20,607,021	Ps. 11,057,587

The accompanying notes are an integral part of these financial statements.

**CARSO GLOBAL TELECOM, S.A. DE C.V.
AND SUBSIDIARIES**

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
(In thousands of Mexican pesos with purchasing power at December 31, 2004)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Carso Global Telecom, S.A. de C.V. and subsidiaries (collectively, the Company or Telecom) was incorporated on June 24, 1996 as a result of a spin-off from Grupo Carso, S.A. de C.V. (Grupo Carso) approved at an extraordinary stockholders' meeting held on April 30, 1996.

At December 31, 2004 and 2003, Telecom's principal asset is represented by its investment in the shares of Teléfonos de México, S.A. de C.V. and subsidiaries (Telmex), as well as in other telecommunications companies

Telmex provides telecommunication services primarily in Mexico. However, as a result of a number of business acquisitions throughout Latin America, starting in 2004, the Company also provides its services in Argentina, Brazil, Chile, Colombia and Peru. Telmex obtains its revenues primarily from telecommunications services, including domestic and international long-distance and local telephone services, corporate network data transmission services, internet and interconnection of customers with cellular telephone networks, as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the Telmex local network. Telmex also obtains revenues from other activities related to its telephone operations, such as the publication of the telephone directory and the sale of telephone equipment.

An analysis of the principal subsidiaries and associated companies of Telecom at December 31, 2004 and 2003 is as follows:

Company	Country	Equity investment at December 31, 2004	Equity investment at December 31, 2003
Subsidiaries:			
Teléfonos de México, S.A. de C.V.	Mexico	**70.58**[1]	69.21
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	**100.0**	100.0
Alquiladora de Casas, S.A. de C.V.	Mexico	**100.0**	100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	**100.0**	100.0
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	**100.0**	100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	**100.0**	100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	**100.0**	100.0
Uninet, S.A. de C.V.	Mexico	**100.0**	100.0
Latam Telecomunicaciones LLC	United States	**100.0**	100.0

**CARSO GLOBAL TELECOM, S.A. DE C.V.
AND SUBSIDIARIES**

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
(In thousands of Mexican pesos with purchasing power at December 31, 2004)

1. Description of the Business and Significant Accounting Policies and Practices (continued)

I. Description of the Business

Company	Country	Equity investment at December 31, 2004	Equity investment at December 31, 2003
Embratel Participações, S.A.	Brazil	**90.3**[1]	
Empresa Brasileira de Telecomunicações S.A.	Brazil	**90.3**[1]	
Star One S.A.	Brazil	**72.2**[2]	
Telmex do Brasil, Ltda.	Brazil	**100.0**	
Telmex Chile Holding, S.A.	Chile	**100.0**	
Telmex Corp. S.A. (formerly Chilesat Corp. S.A.)	Chile	**99.3**	
Techtel LMDS comunicaciones Interactivas, S.A.	Argentina	**83.4**	
Telmex Argentina, S.A.	Argentina	**100.0**	
Metrored Telecomunicaciones, S.R.L.	Argentina	**83.4**	
Telmex Colombia S.A.	Colombia	**100.0**	
Telmex Perú S.A.	Peru	**100.0**	
Empresas y Controles en Comunicaciones, S.A. de C.V.	Mexico	**99.99**	99.99
Global Telecom, LLC	United States	**100.00**	100.00
Associated companies:			
Grupo Telvista, S.A. de C.V.	Mexico	**45.0**	45.0
Technology and Internet LLC	United States	**50.0**	50.0
Soluciones Integrales de Energía, S.A. de C.V.	Mexico	**34.50**	34.50

[1] Corresponds to controlling interests.
[2] Indirect controlling interest

The amended Mexican government concession under which Telmex operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company's basic telephone service rates are subject to a ceiling determined by the Federal Telecommunications Commission (COFETEL). However, during the last four years, TELMEX management decided not to raise its rates for rates for basic services.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

1. Description of the Business and Significant Accounting Policies (continued)

I. Description of the Business (continued)

Empresa Brasileira de Telecomunicações S.A. (Embratel) provides domestic and international long-distance services, which include voice and data transmission, among other services and Star One S.A. (Star One), a subsidiary of Embratel, provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL). Both concessions expire on December 31, 2005. Embratel's concession for domestic and international long-distance services may be renewed for an additional 20 years and Star One's concession for satellite use may be renewed for an additional 15 years, subject to certain restrictions. In June 2003, ANATEL announced the general terms and conditions under which the licenses will be renewed. Both companies formally notified ANATEL of their approval of such terms and conditions and expressed their intention to renew the concessions. The companies have not yet received renewals on the agreements, though management is certain that such concessions will be renewed subject to certain rules.

The rest of the countries operate under concessions and government licenses.

II. Accounting Policies and Practices

The accompanying financial statements were prepared in conformity with generally accepted accounting principles in Mexico. The significant accounting policies and practices followed in the preparation of the financial statements are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

At December 31, 2004, Telecom owns 40.33% (34.01% in 2003) of the total number of Telmex shares issued and outstanding. Of this equity interest, Telecom holds 70.58% and 69.21% of the voting shares of Telmex at December 31, 2004 and 2003, respectively (see Note 4). Additionally, Telecom indirectly owns through a subsidiary 0.42% in 2004 (0.41% in 2003) of Telmex shares issued and outstanding.

The consolidated financial statements include the accounts of Carso Global Telecom, S.A. de C.V. and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest refers to certain foreign subsidiaries.

1. Description of the Business and Significant Accounting Policies (continued)

a) Consolidation and basis of translation of financial statements of foreign subsidiaries (continued)

The financial statements of foreign subsidiaries were translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations*, issued by the Mexican Institute of Public Accountants, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted by management in Mexico to conform to Mexican GAAP. Such conversion includes, among other areas, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, using restatement factors of each country.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption Other comprehensive income items.

The financial statements of the subsidiary Global Telecom, LLC (Global), located in the United States of America (U.S.A.) were translated into Mexican pesos, considering Global's transactions as foreign operations. Consequently, the non-monetary items of Global's financial statements were translated at the historical exchange rate, recognizing the effects of inflation in Mexico in conformity with Mexican GAAP.

The minority interest shown in the accompanying financial statements, basically refers to the equity interest of other Telmex stockholders.

b) Recognition of revenues

Revenues are recognized at the time services are provided and are subject to management's estimates at the date of the financial statements.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans.

1. Description of the Business and Significant Accounting Policies (continued)

b) Recognition of revenues (continued)

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities. These service revenues represent the net settlement between the parties and include costs of Ps. 1,212,960 and Ps. 1,677,282 in 2004 and 2003, respectively.

Interconnection service revenues include charges for connecting fixed-system users with cellular users, as well as the interconnection of domestic long-distance operations, cellular telephone companies and local service operations networks with the Telmex local network.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from corporate networks are those related to data transmission services. Revenues form prepaid internet plans are recorded as the service is provided.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, *Accounting Recognition of the Effects of Inflation on Financial Information,* issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2004. The restatement factor applied to the financial statements for the year ended December 31, 2003 was 1.0519% corresponding to the percentage inflation for the period January 1 through December 31, 2004 based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the central bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment depreciation is computed using the straight-line method based on the estimated useful lives of the related assets (see Note 4d).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using adjustment factors obtained from the NCPI.

1. Description of the Business and Significant Accounting Policies (continued)

c) Recognition of the effects of inflation on financial information (continued)

Goodwill, capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

Other accumulated comprehensive loss items include the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, derived from the spun-off company (Grupo Carso), and the result from holding non-monetary assets, which represents the net difference between restatement by the specific-indexation method and the constant-peso-value method and the effects of instruments available for sale, the effects of foreign currency translation, the result from holding non-monetary items, the effect of repurchase of shares of subsidiaries net of replacement and the initial effect of the provision for vacations.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of income as part of the caption Comprehensive financing cost.

Mexican accounting Bulletin B-12, *Statement of Changes in the Financial Position*, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the source and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents consist basically by time deposits in financial institutions with maturities of ninety days or less.

Marketable securities are represented by equity securities and corporate bonds for trading and instruments available for sale. Both are stated at market value. Change in the fair value of instruments classified as available for sale are included in stockholders' equity through the time they are sold (see paragraph t).

e) Financial instruments

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives such as interest-rate swaps and short-term exchange hedges. The determined gains or losses on these transactions are credited or charged to income using the accrual method, net of the gains or losses on the related liabilities covered, as required my Mexican accounting Bulletin C-2, *Financial Instruments*, issued by the MIPA (see Note 8).

1. Description of the Business and Significant Accounting Policies (continued)

e) Financial instruments (continued)

Options are stated at their fair value, which represents the actual amount that the Company will have to pay for an asset or to settle a liability on the open market. The estimated fair value of options has been determined using the available market information based on an appropriate valuation methodology (see Note 15).

f) Allowance for doubtful accounts

The Company's policy with respect to the allowance for doubtful accounts is basically to provide for accounts receivable more than 90 days old.

g) Equity investment in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the stockholders' equity of investees at the time such results are determined (see Note 6).

h) Goodwill

Goodwill represents the excess purchase price paid for shares over the book value of the shares acquired. Goodwill is being amortized using the straight-line method in periods from 5 to 20 years (see paragraph t).

i) Impairment of assets

Effective January 1, 2004, the Company adopted the requirements of Mexican accounting Bulletin C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets*, issued by the MIPA in March 2003.

Bulletin C-15 establishes that if there are any indications of impairment in the value of long-lived assets, the related loss should be determined based on the recovery value of the related asset, which is defined as the difference between the asset's net selling price and its carrying amount. An impairment loss is recognized if the net carrying amount of the asset exceeds the recovery value.

The application of this new pronouncement had no material effect on the Company's results of operations or on its financial position.

j) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are charged or credited to operations.

1. Description of the Business and Significant Accounting Policies (continued)

k) Labor obligations

Pension, seniority premium and medical assistance costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7). Termination payments are charged to results of operations, if and when the expense is incurred.

l) Liability provisions

The new Mexican accounting Bulletin C-9, *Liabilities, Provisions, Contingent Assets and Liabilities and Commitments*, went into effect on January 1, 2003. Bulletin C-9 establishes the rules for valuing, presenting and disclosing both liabilities and provisions. C-9 also establishes the specific rules for valuing and disclosing contingent assets and liabilities. It also includes the rules for disclosing commitments contracted by the Company in its day-to-day activities.

The initial accumulated effect of applying this new accounting pronouncement and of creating the provision for vacations represented a charge to retained earnings at the beginning of the year of Ps. 748,489 (net of deferred taxes) obtained from Telmex.

m) Income tax and employee profit sharing

Deferred taxes are determined by applying the asset and liability method. Under this method, deferred taxes are recognized on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued or the enacted income tax rate that will be in force at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to reverse.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Employee profit sharing is recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround time.

n) Comprehensive income

In conformity with Bulletin B-4, *Comprehensive Income,* issued by the MIPA, comprehensive income consists of current year net income plus the effects of deferred taxes, labor obligations, the result from holding non-monetary assets, the effects of repurchase and replacement of shares, and the changes in the fair value of instruments classified as available for sale, derived from the subsidiary, applied directly to stockholders' equity.

1. Description of the Business and Significant Accounting Policies (continued)

o) Earnings per share

The Company determined earnings per share by dividing majority net income by the average weighted number of shares issued and outstanding during the period, as specified in Mexican accounting Bulletin B-14, *Earnings per Share* (see Note 16).

p) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

q) Concentration of risk

The Company invests a portion of its surplus cash in deposits in financial institutions with strong credit ratings. Telecom does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

r) Segment information

Segment information is prepared based on information used by the Company in its decision making process based on the services provided and the geographical areas in which the Company operates, in conformity with the requirements of Mexican accounting Bulletin B-5, *Financial Information by Segment.* (See note 19).

s) Financial instruments with characteristics of both liabilities and equity

Requirements of Bulletin C-12, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, went into effect on January 1, 2004. The objective of Bulletin C-12 is to specify the differences between liabilities and equity. Bulletin C-12 also establishes the rules for classifying and valuing the initial recognition of the components of liabilities and equity of combined financial instruments, as well as the rules for disclosing such instruments. The application of this new accounting pronouncement on the Company's convertible debt resulted in no change in the accounting treatment given such instruments (see Note 8).

t) New accounting pronouncements

The new accounting pronouncements in force for 2005 are as follows:

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

1. Description of the Business and Significant Accounting Policies (continued)
t) New accounting pronouncements (continued)

Business acquisitions

In May 2004, the Mexican Institute of Public Accountants issued Mexican accounting Bulletin B-7, *Business Acquisitions*. The observance of Bulletin B-7 is compulsory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended. Bulletin B-7 addresses the financial accounting and reporting for business and entity acquisitions and requires that all business combinations be accounted for using the purchase method. Bulletin B-7 also eliminates the option of amortizing goodwill and provides specific rules related to the acquisition of minority interest and to the transfer of net assets or exchange of equity interests between entities under common control.

Management believes that the adoption of this accounting pronouncement will give rise to a decrease in the Company's operating expenses for 2005 of approximately Ps. 1,992,000, derived from the proscription of amortization of goodwill.

Financial instruments

In April 2004, the Mexican Institute of Public Accountants issued amendments to Bulletin C-2, *Financial Instruments*. The amendments establish changes in the rules for valuing instruments classified as *available-for-sale* at their fair value and, unlike the previous Bulletin C-2, require the disclosure of such instruments at fair value in stockholders' equity. The amended Bulletin C-2 also provides the requirements and rules for the accounting treatment of transfers between financial asset categories. The amendments are also more precise in establishing the guidelines for the accounting treatment to be given to impairment in the fair value of financial instruments. Furthermore, the amended bulletin requires that such instruments be classified as either short-term or long-term and clarifies the rules for presenting in the statement of changes in financial position changes associated with the purchase, sale and maturity of financial instruments. Finally, the amendments broaden the disclosure rules under Bulletin C-2.

The observance of this pronouncement is compulsory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended. The Company adopted the requirements of this new accounting pronouncement in 2004, which gave rise to a charge to stockholders' equity of Ps. 1,2474,776 derived from its subsidiaries.

Financial instruments derived from hedging activities

In April 2004, the Mexican Institute of Public Accountants issued Bulletin C-10, *Accounting for Derivative Instruments and Hedging Activities*. The observance of Bulletin C-10 is compulsory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended. Bulletin C-10 establishes the defining characteristics that financial instruments must have to be considered derivatives, as well as the conditions that must be met for specifically designating derivatives as hedges. Bulletin C-10 also provides guidelines for assessing the effectiveness of hedging derivatives and the rules for their valuation and the accounting for changes in their fair value. Bulletin C-10 also includes disclosure and presentation rules for this type of instruments. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

1. Description of the Business and Significant Accounting Policies (continued)

t) New accounting pronouncements (continued)

Labor obligations

In January 2004, the Mexican Institute of Public Accountants issued the revised accounting Bulletin D-3, *Labor Obligations*. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits and the reduction and early extinguishment of such benefits", thus nullifying the provisions of Circular 50. Bulletin D-3 also provides rules applicable to employee termination pay. The observance of these new rules is compulsory for fiscal years beginning on or after January 1, 2005. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

u) Reclassifications

Certain captions in the 2003 financial statements as originally issued have been reclassified for uniformity of presentation with the 2004 financial statements.

2. Marketable securities and instruments available for sale

An analysis of the Company's investments in financial instruments at December 31, 2004 and 2003 is as follows:

	At December 31, 2004		At December 31, 2003	
	Cost	**Market value**	Cost	Market value
Marketable securities				
Shares	**Ps. 2,323,706**	**Ps. 346,337**	Ps. 3,797,767	Ps. 1,015,370
Corporate bonds	**2,277,479**	**2,178,662**	6,129,523	8,599,296
	4,601,185	**2,524,999**	9,927,290	9,614,666
Instruments available for sale				
MCI shares	**7,728,385**	**6,480,609**	-	-
Total	**Ps.12,329,570**	**Ps. 9,005,608**	Ps. 9,927,290	Ps. 9,614,666

Marketable securities

On April 21, 2004, the Company converted US$ 663.3 million (market value, nominal value of US$ 1,759.09 million) in bonds issued by MCI Inc. (MCI) to 28.5 million common MCI shares, which were classified as available for sale. MCI is a U.S.-based telecommunications company that recently emerged from Chapter 11 proceedings under the U.S. bankruptcy code.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

2. Marketable securities and instruments available for sale (continued)

Marketable securities (continued)

At December 31, 2004 the net unrealized loss on marketable securities was Ps. 2,076,186 (a net unrealized gain of Ps. 312,624 in 2003). In 2004, the conversion of MCI bonds gave rise to a realized gain of Ps. 2,414,355, which corresponds to the difference between the original cost and the market value of the bonds at the time of their conversion. The realized loss on the sale of shares in 2004 was Ps. 1,294,441 (Ps. 2,460,271 in 2003).

Instruments available for sale

At December 31, 2004, the Company held 28.5 million MCI shares. The unrealized loss on instruments available for sale in 2004 was Ps. 1,247,776, which was recognized as a charge to stockholders' equity in comprehensive income. In 2004, Telecom received dividends from MCI in the amount of US$ 22.8 million. At March 3, 2005, the market value of this investment is Ps. 7,102,682.

In January and February 2005, MCI received purchase proposals from both Verizon Communications, Inc. (Verizon) and Qwest Communications International, Inc. The stockholders of MCI are in the process of evaluating both proposals.

Subsequent Events

On April 9, 2005, Telmex and other related parties entered into an agreement to sell their MCI shares to Verizon Communications Inc. (Verizon). The sales agreement establishes that Verizon will pay USD 25.72 for each MCI common share, and is subject to several closing conditions, which include a regulatory approval.

Additionally, selling stockholders are entitled to receive an additional cash payment from Verizon, if and when Verizon's common shares value is greater than USD 35.52 for a specific period of time, which ends before the first anniversary of the sales agreement.

3. Accounts Receivable

At December 31, 2004 and 2003, an analysis of accounts receivable is as follows:

	2004	2003
Subscribers	**Ps.35,929,186**	Ps. 19,983,933
Link-up services	**2,480,476**	738,036
Related parties	**488,364**	433,466
Other	**3,546,207**	3,006,598
	42,444,233	24,162,033
Less:		
Allowance for doubtful accounts	**11,973,215**	2,844,769
Total	**Ps.30,471,018**	Ps.21,317,264

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

3. Accounts Receivable (continued)

At December 31, 2004 and 2003, the caption Other includes an account due from Mcom Wireless, S.A. in the amount of USD 51.1 million and USD 47.9 million, respectively, which bears 8.5% annual interest. Due to the uncertainty with respect to the recoverability of this debt, the full amount of the balance due has been included in the allowance for bad debts.

Activity in the allowance for bad debts for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Beginning balance at January 1	**Ps. 2,844,769**	Ps. 2,483,556
Effect of acquired companies	**9,470,123**	
Increase charged to costs and expenses	**1,889,383**	1,099,200
Increase charged to other accounts	**284,236**	426,710
Charges to allowance	**(2,515,296)**	(1,164,697)
Ending balance at December 31	**Ps.11,973,215**	Ps. 2,844,769

4. Plant, Property and Equipment

a. An analysis of plant, property and equipment at December 31, 2004 and 2003, is as follows:

	2004	2003
Telephone plant and equipment	**Ps.317,434,811**	Ps.253,090,952
Land and buildings	**41,168,685**	30,403,586
Computer equipment and other assets	**53,748,474**	32,118,115
	412,351,970	315,612,653
Less:		
Accumulated depreciation	**264,166,228**	189,156,079
Net	**148,185,742**	126,456,574
Construction in progress and advances to equipment suppliers	**3,803,038**	888,410
Total	**Ps.151,988,780**	Ps.127,344,984

Included in plant, property and equipment are the following assets held under capital leases:

	2004	2003
Assets under capital leases	**Ps. 4,178,863**	Ps. 4,462,735
Less accumulated depreciation	**1,473,849**	1,119,498
	Ps. 2,705,014	Ps. 3,343,237

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

4. Plant, Property and Equipment (continued)

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present plant, property and equipment in the financial statements. This caption was restated at December 31, 2004 and 2003 as follows:

- The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (i.e., specific indexation factors).
- The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2004, approximately 61% (57% in 2003) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Following are the plant, property and equipment amounts at December 31, 2004 and 2003, restated on the basis of the 2004 NCPI (starting with the appraised values at December 31, 1996) to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

	2004	2003
Telephone plant and equipment	**Ps. 356,327,094**	Ps. 283,137,271
Land and buildings	**41,168,685**	30,403,586
Computer equipment and other assets	**57,604,185**	34,091,914
	455,099,964	347,632,771
Less:		
Accumulated depreciation	**301,335,591**	218,239,664
Net	**153,764,373**	129,393,107
Construction in progress and advances to equipment suppliers	**3,799,602**	887,378
Total	**Ps. 157,563,975**	Ps. 130,280,485

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

4. Plant, Property and Equipment (continued)

d) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company's assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to expenses was Ps. 22,602,381 in 2004 and Ps. 21,561,390 in 2003

5. Licenses

An analysis of licenses at December 31, 2004 and 2003 is as follows:

	2004	2003
Investment	**Ps. 3,575,429**	Ps. 862,231
Accumulated amortization	**382,268**	244,836
Net	**Ps. 3,193,161**	Ps. 617,395

In May 1998, Telmex acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services at a cost of Ps. 663,572. In December 1997, the Company also acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of Ps. 198,659. These costs are being amortized over a period of 20 years.

Amortization expense in each year was Ps. 43,112.

In 2004, as a result of the Company's acquisition of foreign entities, Telmex acquired software licenses and license for use of point to point and point to multi-point links, which are being amortized in periods from 5 to 29 years. Amortization expense for these licenses for 2004 was Ps. 89,777.

An analysis of changes in this item in 2004 is as follows:

	Balance at January 1, 2004	**Effect of acquired companies**	**Changes for the year**	**Balance at December 31, 2004**
Investment	**Ps.862,231**	**Ps.2,579,514**	**Ps. 133,684**	**Ps.3,575,429**
Accumulated amortization	**244,836**		**137,432**	**382,268**
Net	**Ps.617,395**	**Ps.2,579,514**	**Ps.(3,748)**	**Ps.3,193,161**

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

6. Equity Investments

I. Investment in subsidiaries

Telmex

a) At December 31, 2004 and 2003, the number of shares that the Company holds in Telmex and the corresponding percentage equity interest in relation to the total number of outstanding shares of each series is as follows:

	Number of shares		% equity interest	
Series	**2004**	2003	**2004**	2003
AA	**3,000,000**	3,000,000	**73.82**	72.52
A	**45,998**	45,998	**18.23**	17.38
L	**1,775,503**	1,072,963	**23.62**	13.91

In 2004, Telecom purchased the following Telmex shares:

Millions of series "L" shares purchased	**652.5**
Book value	**Ps. 4,920,323**
Acquisition cost	**12,950,406**
Goodwill for the year	**Ps. 8,030,083**

At December 31, 2004 and 2003, the Company has obtained several loans providing in guaranty 51.46 million (51.6 million in 2003) Telmex ADR's (America Depository Receipts), which represent 1,029.3 million (1,032.2 million) shares at those dates (see Note 8). Such shares will be released at the maturity date of such loans.

b) Subsequent events

On January 1 and through the balance sheet date, the Company has purchased 28 million Telmex Series "L" shares, in the amount of Ps. 606,807. Goodwill derived from such transaction was Ps. 382,686. Therefore, at the date of this audit report including the shares purchased in 2005 and the repurchase of the subsidiary's own shares, the equity interest in Telmex is as follows:

Series	Number of shares	% equity interest
AA	3,000,000	73.82
A	45,998	18.35
L	1,803,503	24.40

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

6. Equity investments (continued)

On March 9, 2005, Telmex announced that at its regular and extraordinary stockholders' meeting to be held on April 28, 2005, among other issues, it will make a proposal to restructure the number of outstanding Series "AA", "A" and "L" shares, through a two-for-one share-split, which involves exchanging one outstanding share for two new shares, and to increase the maximum authorized amount for the acquisition of its own shares by an additional Ps. 6,000,000.

c) During 2004, Telmex acquired several Latin American subsidiaries. The results of operations of the new subsidiaries were incorporated in the financial statements of Telecom starting in the month of acquisition.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

	Values at acquisition date						
	Holders of Embrapar	Embrapar	Chilesat	Chilesat	Techtel (1) and Metrored	ATT assets	Total
Current assets	Ps.13,001,044	Ps.17,335,254	Ps. 558,005	Ps. 624,787	Ps. 166,381	Ps. 828,402	Ps.32,513,873
Fixed assets	23,235,982	25,121,450	768,529	777,341	438,494	1,914,453	52,256,249
Licenses		2,326,238			64,135	175,337	2,565,710
Less:							
Current liabilities	6,641,208	15,287,055	931,344	1,005,394	239,997	380,694	24,485,692
Long-term liabilities	26,725,817	10,051,806	372,248	378,645	244,964	274,797	38,048,277
Fair value of net assets acquired	2,870,001	19,444,081	22,942	18,089	184,049	2,262,701	24,801,863
% of equity acquired	100%	14.31%	40%	59.28%	85.99%(2)	100%	
Net assets acquired	2,870,001	2,782,448	9,177	10,723	158,259	2,262,701	8,093,309
Amount paid	4,505,920	3,059,362	592,663	875,298	1,262,018	2,210,590	12,505,851
Goodwill generated	1,635,919	276,914	583,486	864,575	1,103,759	(52,111)	4,412,542
Less goodwill charged to stockholders' equity					562,057		562,057
Goodwill generated, net	1,635,919	276,914	583,486	864,575	541,702	(52,111)	3,850,485
Amortization of the period	32,172	1,149	16,537	21,750	7,029	(11,051)	67,586
Goodwill, net	Ps.1,603,747	Ps. 275,765	Ps. 566,949	Ps. 842,825	Ps. 534,673	Ps.(41,060)	Ps.3,782,899

(1) The figures of Techtel are presented at book value.

(2) This is the weighted average of the 80% and 95% equity interest acquired by Techtel and Metrored, respectively.

Telmex determined the fair value of fixed assets by means of an appraisal preformed by independent experts based on the value in use of each asset.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

6. Equity investments (continued)

Embrapar and Embratel (Brazil)

In July 2004, through an agreement between MCI and TELMEX, the Company acquired for US$400 million all of MCI's direct and indirect holdings in Startel Participações Ltda and New Startel Participações Ltda, the controlling shareholders of Embratel Participações S.A. (Embrapar), representing 51.8% of the voting shares and 19.3% of total outstanding shares of Embrapar. In December 2004 TELMEX, through a public offering of US$ 271.6 million, acquired an additional 14.3% interest in Embrapar, increasing its ownership to 90.3% of the voting shares and to 33.6% of the outstanding shares of Embrapar. Embrapar, in turn, holds 98.8% of the capital stock of Embratel,

In December 2004, the Board of Directors' of Embrapar approved an increase in the company's capital stock of approximately US$ 700 million. Depending on market conditions at the time, Telmex expects to exercise its right to subscribe the Embrapar shares to which it is entitled in accordance with Brazilian law in an amount ranging from US$ 210 million to US$ 700 million based on the amount subscribed by other investors. Telmex is under no obligation to buy shares.

Subsequent event:

On March 16 and April 8, 2005, Telmex participated in Embrapar's initial capital increase with a capital contribution of USD 231.5 million, increasing their share structure to 94.4% of shares with voting rights and 48.6% of outstanding shares. Telmex also expressed its intention to participate in future rounds, which will be carried out from April 15 through May 3, 2005, which could result in an increase in its ownership.

Chilesat (Chile)

In April 2004. Telmex acquired in a private transaction a 40% interest in Chilesat Corp. S.A. (Chilesat) for US$ 47 million. Chilesat provides telecommunications services primarily in Chile. Pursuant to a cash tender offer required by Chilean law, in June 2004 Telmex purchased for US$ 67 million an additional 59.3% interest, increasing its ownership of Chilesat to 99.3%.

Techtel (Argentina)

In April 2004, Telmex acquired an 80% equity interest in Techtel LMDS Comunicaciones Interactivas, S.A. and Telstar (Techtel), which provides telecommunication services in Argentina and Uruguay. A 60% equity interest was acquired from América Móvil, S.A. de C.V. (América Móvil) for US$ 75 million, and the remaining 20% equity interest was acquired from Intelec, S.A. for US$ 25 million. Since Telmex and América Móvil are entities under common control, the excess of the cost over the book value was charged to stockholders' equity.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

6. Equity Investments (continued)

Metrored (Argentina)

In June 2004, Telmex acquired most of the assets of Metrored, a company engaged in providing telecommunications services in Argentina. The purchase price was US$ 12 million.

AT&T assets (Argentina, Brazil, Chile, Colombia and Peru)

In February 2004, TELMEX acquired most of the assets of AT&T Latin America Corp., a company engaged in providing telecommunications services to companies in Argentina, Brazil, Chile, Colombia and Peru. The purchase price was US$ 196.3 million.

Net

Telmex agreed with Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, "Globo"), to acquire an equity interest in Net Serviços de Comunicações S.A. ("Net"), which is the largest cable television operator in Brazil. Net is currently engaged in restructuring its debt, on which it ceased making payments in December 2002.

Telmex and Globo have agreed that, subject to the closing of Net's debt restructuring on specified terms and the satisfaction of other conditions, Telmex will (a) purchase 49% of the voting interests and all the non-voting interests in GB Empreendimentos e Participações S.A. ("GB"), a special-purpose company that will own 51% of the common shares of Net and (b) purchase additional common or non-voting preferred shares of Net from Globo. These transactions are currently expected to close in March 2005. There is no certainty as to whether the transaction will be carried out completely. The total cost of these transactions will be between US$ 250 million and US$ 370 million. Telmex's total direct and indirect equity interest in Net will be between 30% and 60%.

Subsequent event

On February 1, 2005, Telmex purchased from Globo 7.3% of the voting shares of Net for which it paid RPs.54.3 million (US$ 20.4 million). On March 21, 2005, Telmex completed its transactions agreed with Globo investing USD 290.6 million, therefore, Telmex's equity interest increased to 36.6% of shares with voting rights and 7.9% of preferred shares, which represent 19.6% of Net's shares that will be in circulation at the closing process of the capital increase, in addition to its indirect equity interest in Net's common shares through GB.

In the agreement with Globo it was agreed that Telmex would buy all the shares offered during the process to increase capital and that are not subscribed by third parties through a public auction at 0.35 reales per share.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

6. Equity Investments (continued)

Pro forma Financial Data

The following pro forma unaudited combined financial data for 2004 and 2003 are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the depreciation of the net fixed assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of each year and the immediately preceding year and are based upon available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company's operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company's results of operations.

	Unaudited Pro forma combined Telecom For the years ended December 31	
	2004	2003
Operating revenues	**Ps.157,421,301**	Ps.160,940,928
Net majority income	**9,158,669**	6,619,730
Earnings per share (in Mexican pesos):		
Basic	**2.55**	1.81

Other subsidiaries

In 2004 and 2003, Telecom made capital contributions of approximately Ps. 56,277 and Ps. 19,105, respectively, to Empresas y Controles en Comunicaciones, S.A. de C.V.

On December 30, 2004, Telecom received a reimbursement of Ps. 750,000 as a result of the capital decrease of Empresas y Controles en Comunicaciones, S.A. de C.V.

In 2003, Telecom made capital contributions of Ps. 497 to Multimedia Corporativo, S.A. de C.V.

c) Affiliated companies

An analysis of the equity investment in affiliated companies at December 31, 2004 and 2003, and a brief description is as follows:

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

6. Equity Investments (continued)

	2004	2003
Grupo Telvista, S.A. de C.V.	**Ps. 385,954**	Ps. 449,703
Technology and Internet, LLC	**196,963**	228,989
Soluciones Integrales de Energía, S.A. de C.V.	**204,885**	204,509
Other	**210,682**	197,941
Total	**Ps. 998,484**	Ps. 1,081,142

Telmex holds 45% of the capital stock of Grupo Telvista, S.A. de C.V., whose principal asset is Telvista, Inc. that provides telemarketing services in the U.S.A. In June 2004, the Company made a capital contribution to this company in the amount of Ps. 52,773 so as to maintain its historical percentage equity interest.

Telmex holds 50% of the capital stock of Technology and Internet, LLC, which has made investments in companies engaged in e-commerce, located basically in the U.S.A. and Latin America.

Telecom holds 34.50% of the capital stock of Sinergia. Based on the equity method, the Company credited Ps. 13,923 and Ps. 2,335 to results of operations of 2004 and 2003, respectively, under the caption Equity interest in net loss of affiliates.

Total equity investments in affiliated companies mostly in the telecommunication sector in 2003 aggregated approximately US$ 3 million. Goodwill generated on these investments was not material.

Telecom's equity interest in the results of operations of affiliated companies represented a charge to operations of Ps. 100,933 in 2004 (charge of Ps. 185,631 in 2003).

An analysis of goodwill at December 31, 2004 and 2003 is as follows:

	2004	2003
Beginning balance	**Ps. 1,741,083**	Ps. 3,056,223
Increase due to purchase of Telmex shares	**8,030,091**	
Increase due to purchase of subsidiaries controlled by Telmex	**3,850,485**	
Accumulated amortization	**(2,101,898)**	(1,315,140)
Ending balance at December 31	**Ps. 11,519,761**	Ps. 1,741,083

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

7. Labor Obligations

Mexico

Substantially all of Telmex's employees are covered under defined benefits retirement and seniority premium plans.

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement.

Telmex has set up an irrevocable trust fund to cover the payment of these obligations. It adopted the policy of making annual contributions to the fund, which aggregated Ps. 1,649,066 in 2004 and Ps 8,410,768 in 2003. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of Telmex employees.

The most important information related to labor obligations is as follows:

Analysis of net period cost:

	2004	2003
Labor cost	**Ps. 2,511,593**	Ps. 2,439,654
Financial cost on projected benefit obligation	**5,610,044**	5,189,241
Projected return on plan assets	**(5,781,889)**	(4,800,811)
Amortization of past service costs	**1,203,609**	1,203,609
Amortization of variances in assumptions	**796,623**	1,114,195
Net period cost	**Ps. 4,339,980**	Ps. 5,145,888

An analysis of the projected benefit obligation is as follows:

	2004	2003
Present value of labor obligations:		
Vested benefit obligations	**Ps. 46,653,645**	Ps. 41,155,445
Unvested benefit obligations	**45,021,379**	38,653,817
Current benefit obligations	**91,675,024**	79,809,262
Effect of salary projection	**3,769,906**	4,628,360
Projected benefit obligations	**Ps. 95,444,930**	Ps. 84,437,622

An analysis of changes in the projected benefit obligation is as follows:

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

7. Labor Obligations – Mexico (continued)

	2004	2003
Projected benefit obligations at beginning of year	**Ps.84,437,622**	Ps.77,705,293
Labor cost	**2,511,593**	2,439,654
Financial cost on projected benefit obligations	**5,610,044**	5,189,241
Actuarial loss	**7,703,907**	3,475,005
Payments to employees	**(4,818,236)**	(4,371,571)
Projected benefit obligations at end of year	**Ps.95,444,930**	Ps.84,437,622

An analysis of changes in plan assets is as follows:

	2004	2003
Established fund at beginning of year	**Ps.83,500,760**	Ps.64,827,670
Projected return on plan assets	**5,781,889**	4,800,811
Actuarial gain	**9,394,134**	5,461,511
Contributions to trust fund	**1,649,066**	8,410,768
Established fund at end of year	**Ps.100,325,849**	Ps.83,500,760

An analysis of assets for pensions and seniority premiums is as follows:

	2004	2003
Projected benefit obligation in excess (short of) plan assets	**Ps. 4,880,919**	Ps.(936,862)
Unamortized actuarial loss	**15,614,910**	18,101,760
Transition liability	**4,853,673**	6,026,108
Past services and changes in plan	**273,099**	304,272
Net projected asset	**Ps.25,622,601**	Ps.23,495,278

At December 31, 2004 and 2003, the market value of the trust fund for pensions and seniority premiums exceeded the current benefit obligation by Ps. 8,650,825 and Ps. 3,691,498, respectively. In conformity with Mexican accounting Bulletin D-3, *Labor Obligations*, the balance sheets show a net projected asset of Ps. 25,622,601 and Ps. 23,495,279 in 2004 and 2003, respectively

In 2004, the net actuarial gain of approximately Ps. 1,690,227 was derived primarily from an actuarial gain of Ps. 9,394,134, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange and the increase in fixed-yield interest rates, as well as and an actuarial loss of Ps. 7,703,907, attributable to the increase in the projected benefit obligation due primarily to the fact that: (i) the number of employees that retired exceeded estimates made at the beginning of the year, (ii) that the Company modified the estimated retirement age based on experience with retiring personnel (iii) and the Company decided to update its mortality rates.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

7. Labor Obligations (continued)

In 2003, the net actuarial gain of approximately Ps. 1,986,506 was derived primarily from an actuarial gain of Ps. 5,461,511, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange, and an actuarial loss of Ps. 3,475,005 attributable to the increase in the projected benefit obligation due primarily to the fact that the number of employees who retired exceeded the estimated number at the beginning of the year.

At December 31, 2004 and 2003, the rates used in the actuarial study are as follows:

	2004	2003
	%	%
Discount of labor obligations		
Long-term average	**5.82**	5.85
Increase in salaries:		
Long-term average	**0.94**	0.96
Annual return on fund	**6.82**	6.84

At December 31, 2004, 55.6% (59.4% in 2003) of plan assets were invested in fixed-income securities and the remaining 44.4% (40.6% in 2003) in variable-yield securities.

Brazil

The subsidiaries have established a defined benefits pension plan (DBP) and a defined contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities recorded at December 31, 2004 for such plans are as follows:

	2004
Pension plan (DPB)	**Ps. 195,038**
Medical assistance plan (MAP)	**790,714**
Defined contribution plan (DCP)	**738,820**
Total	**Ps. 1,724,572**

Pension amounts are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds through Telos – Fundación Embratel de Seguridad Social, an independent entity that manages the fund.

The transition liability for the DPB is being amortized over a period of 20 years, which is the estimated remaining working lifetime of the Company's employees. Variances in assumptions are being amortized over a period of 19 years, which is the expected remaining lifetime of the Company's retired personnel.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

7. Labor Obligations (continued)

Defined benefits and medical assistance plans

An analysis of the net period cost for the five-month period ended December 31, 2004 is as follows:

	DBP	MAP
Labor cost	Ps. 246	Ps. 34
Financial cost of benefit obligations	193,217	57,623
Projected return on plan assets	(194,439)	(11,327)
Amortization of variances in assumptions	1,226	3,819
Net period cost	Ps. 250	Ps. 50,149

An analysis of the projected benefit obligations and medical assistance plan at December 31, 2004 and 2003 is as follows:

	DBP	MAP
Present value of labor obligations:		
Vested benefit obligations	Ps. 4,655,303	Ps. 1,556,447
Unvested benefit obligations	8,844	6,234
Current benefit obligations	4,664,147	1,562,681
Effect of salary projection		
Projected benefit obligation and obligation under medial assistance plan	Ps. 4,664,147	Ps. 1,562,681

An analysis of the changes in the projected benefit obligations and medical assistance plan for the five-month period ended December 31, 2004 is as follows:

	DBP	MAP
Projected benefit obligations and medical assistance plan at August 1, 2004	Ps. 4,465,159	Ps. 1,405,210
Labor cost	246	34
Financial cost on projected benefit obligations	193,217	57,623
Actuarial loss	179,488	119,896
Payments to employees	(173,963)	(20,082)
Projected benefit obligation and medical assistance plan at end of period	Ps. 4,664,147	Ps. 1,562,681

An analysis of the changes in plan assets for the five-month period ended December 31, 2004 is as follows:

	DBP	MAP
Established fund (balance at August 1, 2004)	Ps. 4,893,237	Ps. 255,113
Projected return on plan assets	194,439	11,327
Actuarial gain	79,160	1,663
Payments from trust fund	(173,963)	(20,082)
Established fund at end of year	Ps. 4,992,873	Ps. 248,021

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

7. Labor Obligations (continued)

An analysis of assets from the pension plan and medical assistance plan at December 31, 2004 is as follows:

	DBP	MAP
Plan assets in excess (short of) projected benefit obligations and medical assistance plan	Ps. 328,726	Ps.(1,314,661)
Transition liability	9,430	
Unamortized actuarial (gain) loss	(533,194)	523,947
Projected net liability	Ps.(195,038)	Ps.(790,714)

In 2004, the net actuarial loss of Ps. 100,328 in the DBP and Ps. 118,233 in the MAP is due principally to the actuarial loss of Ps. 179,488 and Ps. 119,896, respectively, attributable to the adjustments for past experience and plan changes and actuarial gains of Ps. 79,160 and Ps. 1,663, respectively, due to the favorable effect on plan assets of the general behavior of fixed-yield instruments.

At December 31, 2004 and 2003, the rates used in the actuarial studies are as follows:

	%
Discount of labor obligations	
Long-term average	11.3
Increase in salaries:	
Long-term average	5.0
Annual return on fund	11.3
Annual inflation	
Long-term average	5.0

At December 31, 2004, 77.8% of plan assets are represented by fixed-yield instruments, 13.9% by variable-yield instruments and the remaining 8.3% by other assets.

Defined contribution plan

The unfunded liability represents Embratel's obligation for those participants that migrated from DBP to the DCP. Such liability is being amortized over a period of 20 years starting on January 1, 1999. Any unpaid balance is adjusted monthly based on portfolio asset returns at that date subject to an increase based on the Brazilian consumer price index plus 6 percentage points for the year. At December 31, 2004, the balance of the obligation of the DCP aggregated Ps. 738,820.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

8. Long-term Debt

a) Long-term debt consists of the following:

	Average weighted interest rates at December 31		Maturities from	Balance at December 31	
	2004	2003	2005 through	2004	2003
Debt denominated in U.S. dollars:					
Consolidated except Embratel:					
Convertible debt (1)		4.2%			Ps. 9,559,635
Bonds (2)	**6.7%**	6.7%	2008	**Ps. 28,162,000**	29,547,871
Banks (3)	**3.4%**	2.2%	2014	**55,469,213**	33,930,173
Suppliers' credits	**3.8%**	2.1%	2007	**224,411**	666,302
Financial leases	**4.1%**	2.2%	2011	**1,183,438**	2,162,325
Mexican Government	**3.6%**	2.0%	2006	**51,871**	108,422
Total				**85,090,933**	75,974,728
Debt of Embratel denominated in U.S. dollars:					
Bonds	**11.0%**		2008	**3,097,820**	-
Banks	**5.3%**		2013	**5,519,912**	-
Suppliers' credits	**8.4%**		2007	**74,054**	-
Financial leases	**13.6%**		2006	**71,582**	-
Total debt denominated in U.S. dollars				**93,854,301**	75,974,728
Debt denominated in Mexican pesos:					
Domestic senior notes ("Certificados Bursatiles") (4)	**9.9%**	8.3%	2012	**13,800,000**	10,342,786
Banks	**9.0%**	6.3%	2007	**1,300,000**	1,472,742
Medium-term notes (5)	**7.5%**	7.5%	2007	**1,258,998**	1,264,889
Commercial paper (6)	**8.56%**	5.42%	2005	**2,793,842**	210,986
Financial leases		6.5%			610
Total debt denominated in Mexican pesos				**19,152,840**	13,292,013
Debt denominated in Brazilian reales:					
Banks	**15.0%**		2008	**87,098**	
Financial leases	**19.7%**		2007	**12,951**	
Commercial paper	**18.0%**		2005	**4,243,821**	
Total debt denominated in Brazilian reales				**4,343,870**	
Debt denominated in other currencies:					
Banks	**5.4%**		2017	**720,248**	
Financial leases	**8.3%**		2027	**200,759**	
Suppliers' credits	**2.0%**	2.0%	2022	**308,299**	321,861
Total debt denominated in other currencies:				**1,229,306**	321,861
Total debt				**118,580,317**	89,588,602
Less short-term debt and current portion of long-term debt excluding Embratel				**7,614,864**	24,176,363
Embratel				**8,373,425**	
Long-term debt				**Ps.102,592,028**	Ps. 65,412,239

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

8. Long-term Debt (continued)

The above-mentioned rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2004 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld), excluding Embratel, was approximately 4.82% (4.75% at December 31, 2003), and 6.2% including Embratel.

(1) Convertible debt:

On June 11, 1999, the Company issued US$ 1,000 million in convertible senior debentures that matured on June 15, 2004. During 2004 and 2003, Telmex repurchased US$ 424.7 million of its convertible debentures, while some investors exercised their rights to convert debentures in the amount of US$ 5 million to 3,417,540 series "L" shares. On the maturity date, the outstanding balance on the debentures was US$ 570.3 million, which was amortized as follows: US$ 569.8 million was converted to 385,285,200 (three hundred and eighty five million, two hundred and eighty five thousand, two hundred) shares at a ratio of 33.8110 ADR's (one ADR equals 20 series "L" shares) per US$ 1 thousand in principal and US$ 0.5 million was repaid in cash. Interest accrued on the debentures was Ps. 748,558 in 2004 (Ps. 731,582 in 2003).

(2) Bonds

a) On January 26, 2001, Telmex issued senior notes for US$ 1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, Telmex issued supplemental senior notes for US$ 500 million with similar characteristics. In 2004, accrued interest on the bonds was Ps. 1,513,187 (Ps. 1,502,756 in 2003).

b) On November 19, 2003, TELMEX issued senior notes for US$ 1,000 million maturing in 2008 and bearing 4.5% annual interest payable semiannually. In 2004, accrued interest on the bonds was Ps. 550,690 (Ps. 90,856 in 2003).

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

8. Long-term Debt (continued)

(3) Banks:

At December 31, 2004 and 2003, the debt denominated in foreign currency with banks includes:

i) In 2004, Telecom obtained several loans in the amount of US$ 700 million from foreign banks (which have maturity dates between 2006 and 2010). To guarantee the loans, Telecom placed in trust 21.03 million ADR's representing 420.6 million series "L" Telmex shares, which will be returned to Telecom on the date the loans are repayable. At December 31, 2004, the Company has several guaranteed loans from prior years in the amount of US$ 910 million (which have maturities dates between 2006 and 2008). To guarantee the loans, Telecom placed in trust 30.37 million ADR's representing 607.4 million series "L" Telmex shares. The loans bear interest at the LIBOR rate plus a premium, which under current market conditions, ranges from 1.74% to 2.51%. Interest generated on such loans aggregated Ps. 378,154 and Ps. 203,487 in 2004 and 2003, respectively.

ii) In December 2003 the Company obtained loans of US$ 76.7 million from UBS Paine Webber AG. To guarantee the loan, Telecom placed in trust 5.4 million ADR's representing 108 million series "L" Telmex shares. Telecom paid annual interest at the LIBOR rate plus 0.875%. Such loans matured and were repaid on January 2, 2004. Interest generated on such loans aggregated Ps. 445 in 2003.

At December 31, 2003 the Company made cash deposits of US$ 8.7 million to supplement the guaranty provided in the form of Telmex shares. Such amounts represent a decrease in the market value of the shares from the date on which the loan was granted and year-end closing. In 2004, the Company received reimbursement on such deposits since the market value of the shares exceeded the guaranty value.

Syndicated loan:

On July 15, Telmex entered into syndicated loan agreements for US$ 2,425 million structured into three tranches. The first loan is for US$ 1,525 million, has a three-year maturity and bears interest at the LIBOR plus 0.45%. The second loan is for US$ 900 million, has a five-year maturity and bears interest at the LIBOR plus 0.525%. The balance of these loans is included under Banks (U.S. dollar denominated liabilities).

(4) Domestic senior notes ("Certificados Bursatiles")

In August 2002, the National Banking and Securities Commission authorized a two-year and a half program for Telecom to place domestic senior notes ("Certificados Bursatiles") of up to Ps. 7,000 million.

On September 10, 2004, Telecom placed Ps. 750 million domestic senior notes ("Certificados Bursatiles"), which mature on September 2, 2010 and bear fixed interest at the 91-day treasury certificate (CETES) rate plus a premium of 1.10%.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

8. Long-term Debt (continued)

On September 10, 2004, Telecom placed Ps. 1,000 million domestic senior notes ("Certificados Bursatiles"), which mature on September 4, 2008 and bear fixed interest at the 28-day "TIIE" interbank rate plus a premium of 0.75%.

On November 26, 2004, Telecom placed Ps. 2,250 million domestic senior notes ("Certificados Bursatiles"), which mature on October, 2008 and bear fixed interest based on the arithmetic average of the three 28-day periods of the annual 27, 28 or 29 day "TIIE" interbank rate plus a premium of 0.86%.

In 2003, Telecom placed Ps. 1,350 million domestic senior notes ("Certificados Bursatiles"), which mature on November 28, 2008 and bears fixed interest at the 91-day treasury certificate (CETES) rate plus a premium of 1.20%. In 2002, Telecom placed Ps. 1,000 million (nominal amount) domestic senior notes ("Certificados Bursatiles"), which mature in August 2007 and bear fixed interest at the 182-day treasury certificate (CETES) rate plus a premium of 1.25%

In 2004 and 2003, interest charged to results of operations under Comprehensive financing cost was Ps. 26,797 and Ps. 103,573, respectively.

Telmex has placed domestic senior notes ("Certificados Bursatiles") for a total of Ps. 7,450,000 under the Ps. 10,000,000 million program authorized by the National Banking and Securities Commission.

Subsequent event:

In January 2005, the National Banking and Securities Commission authorized a four-year for Telecom to place domestic senior notes ("Certificados Bursatiles") of up to Ps. 5,000 million.

(5) Medium-term notes

In July 2000, Telecom issued an unsecured medium-term note in the amount of 356,180,900 investment units (UDI's). The note matures in seven years and is payable at maturity on July 20, 2007. Interest on the note is payable semi-annually at the annual rate of 7.50%. At December 31, 2004, the value of the UDI is equal to 3.5347 pesos (3.3520 pesos in 2003 and 3.538104 pesos at March 3, 2005). In 2004 and 2003, accrued interest on these notes aggregated Ps. 94,287 and Ps. 94,563, respectively.

(6) Commercial paper

At December 31, 2004 and 2003, Telecom's commercial paper, the balance of which is Ps. 2,793,841 and Ps. 210,986, respectively, was issued at the end of each year, at a weighted average interest rate of 5.4% and 8.25%, respectively. The commercial paper matures in January 2005 and 2004, month in which the related liability was paid.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

8. Long-term Debt (continued)

Lines of credit:

At December 31, 2004, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit at December 31, 2004 totaled approximately Ps. 2,331,100, at a floating interest rate of approximately LIBOR plus 49 basis points at the time of use. At December 31, 2004, Embratel has unused lines of credit in the amount of US$ 143,515 that bear 3.5% interest at the time of use.

Prepaid debt

During 2004, TELMEX prepaid a portion of its debt with a number of financial institutions, excluding the repurchase of convertible bonds, in the amount of approximately US$ 948 million.

In December 2004, Embratel concluded its prepayment of the debt included in its 2003 refinancing program. During the second half of 2004, Embratel repaid approximately US$ 558 million, thus settling loans bearing annual interest at the LIBOR plus 4% and the CDI plus 4%. Such loans were repaid using proceeds from issuing commercial paper and from other financing obtained during the fourth quarter 2004. The purpose of repaying such loans was to reduce Embratel's cost of financing and release the guarantees provided under the debt refinancing program

Embratel also repaid early US$ 22 million in other debt not included in the refinancing program that bore annual interest of approximately the LIBOR plus 3.5%.

In November 2004, Embratel issued RPs.1,000 million in promissory notes (commercial paper) to substitute the local debt agreed on in the 2003 debt refinancing plan. Such notes represent 102.3% of the CDI and have 180-day maturities that may be rolled over for additional 180-day terms. Also, during the last quarter of 2004, Embratel obtained loans in the amount of US$ 165 million with one-year maturities that bear annual interest at the LIBOR plus 1.2%.

Restrictions

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others. At December 31, 2004, the Company has complied with such restrictive covenants.

8. Long-term Debt (continued)

Foreign currency debt

An analysis of the foreign currency denominated debt at December 31, 2004 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2004 (in units)	Equivalent in Mexican pesos
U.S. dollar	8,335,195	Ps. 11.26	Ps. 93,854,301
Brazilian real	1,023,575	4.24	4,343,870
Other currencies			1,229,306
Total			Ps. 99,427,477

Long-term debt maturities at December 31, 2004 are as follows:

Year	Excluding Embratel	Embratel	Total
2006	Ps. 20,344,378	Ps. 699,778	Ps. 21,044,156
2007	33,141,351	676,378	33,817,729
2008	25,554,525	3,431,674	28,986,199
2009	12,315,904	191,101	12,507,005
2010 onward	5,882,145	354,794	6,236,939
Total	Ps. 97,238,303	Ps. 5,353,725	Ps. 102,592,028

Subsequent event:

On January 27, 2005, Telmex made a bond placement of US$ 1,300 million divided into two issuances of US$ 650 million each. The first placement matures in 2010 and bears 4.75% annual interest and the second matures in 2015 and bears 5.5% annual interest. Interest is payable semi-annually. On February 22, such placements were reopened and the bonds issued were increased to US$ 950 and US$ 800 million, respectively.

In January and February 2005, TELMEX repurchased a total of US$ 218.7 (nominal value) of its own bonds for US$ 12,500 million. Such bonds mature in January 2006. The difference between the repurchase price and the nominal value of the bonds is US$ 10.3 million.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

8. Long-term debt (continued)

Hedges

As part of its currency hedging strategy, the Company (excluding Embratel) uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2004, the Company entered into short-term exchange hedges which, at December 31, 2004, cover liabilities of US$ 4,204.5 million (US$ 585 million in 2003). In 2004, the Company recognized a charge of Ps. 742,120 (credit of Ps. 829,664 in 2003) to results of operations for these hedges corresponding to exchange differences.

To offset its exposure to financial risks, the Company entered into interest-rate swaps. Under these contracts, the Company agreed to receive 182-day "TIIE" interbank rate and the treasury certificate (CETES) rate for contracts in Mexican pesos and to pay fixed rates on the amount determined by applying agreed interest rates to the base amount. The effect of interest-rate swaps was recorded in results of operations.

At December 31, 2004, the Company had interest-rate swaps for a total base amount of Ps. 19.890 million. The Company had interest-rate swaps for a total base amount of US$ 1,050 million paying fixed rates and receiving a six-month LIBOR rate, and of US$ 1,050 million under which it pays a six-month LIBOR rate and receives a fixed rate. At December 31, 2003, the Company had interest-rate swaps for a total base amount of Ps. 20,592 million and US$ 1,360 million. In the year ended December 31, 2004, the Company recognized a net expense for these swaps in comprehensive financing cost of Ps. 679,756 (Ps. 483,642 in 2003). Additionally, in 2003 the Company replaced some of its Mexican peso-denominated hedges, recognizing a charge to comprehensive financing cost of Ps. 911,890.

Subsequent event:

From January 1 through March 3, 2005, Telecom entered into interest-rate swaps for a total amount of Ps. 500 million.

In February 2005, Telecom repaid early the forward contracts of December 2004, and the forwards entered into in January 2005 of US$ 1,047 million, generating an exchange loss of Ps. 112 million.

In February 2005, Telecom entered into short-term hedges which at December 31, 2004 cover liabilities of US$ 1,133 million.

The subsidiary Embratel also uses financial instruments with banks (swaps and forwards) to minimize the effects of exchange rate fluctuations on the Brazilian real due to foreign currency denominated loans and interest. Such hedges cover the amounts of Brazilian real necessary to pay exchange rate fluctuations on foreign currency denominated liabilities. At December 31, 2004, the Company paid liabilities of US$ 323.9 million. Under these contracts, Embratel recognized during the period from August through December 2004 a charge of Ps. 767,817 corresponding to exchange differences

9. Deferred Credits

Deferred credits consist of the following at December 31, 2004 and 2003:

	2004	2003
Advance billings	Ps. 1,912,632	Ps. 1,236,327
Advances from suppliers and others	154,433	101,102
Total	Ps. 2,067,065	Ps. 1,337,429

10. Accounts Payable

An analysis of accounts payable at December 31, 2004 and 2003 is as follows:

	2004	2003
Suppliers	Ps. 12,426,396	Ps. 6,602,325
Sundry creditors	2,739,511	1,345,110
Link-up services	715,960	11,164
Related parties	1,842,524	1,739,970
Other	518,968	541,777
	Ps. 18,243,359	Ps. 10,240,346

11. Foreign Currency Position and Transactions

At December 31, 2004 and 2003, the Company had the following foreign-currency denominated assets and liabilities:

	Foreign currency in millions			
	2004	Exchange rate at December 31, 2004	2003	Exchange rate at December 31, 2003
Assets:				
U.S. dollar	1,491	Ps.11.26	1,319	Ps. 11.24
Argentinean peso	107	3.79		
Brazilian real	3,060	4.24		
Chilean peso	20,168	0.02		
Colombian peso	10,433	0.0047		
Peruvian sol	80	3.43		
Liabilities:				
U.S. dollar	9,095	Ps.11.26	7,669	Ps. 11.24
Argentinean peso	62	3.79		
Brazilian real	3,512	4.24		
Chilean peso	33,733	0.02		
Colombian peso	13,277	0.0047		
Peruvian sol	11	3.43		
Euro	61	14.17	23	14.16

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

11. Foreign Currency Position and Transactions (continued)

At March 3, 2005, the exchange rates are as follows:

Currency	Exchange rate
U.S. dollar	11.10
Argentinean peso	3.76
Brazilian real	4.20
Chilean peso	0.02
Colombian peso	0.0048
Peruvian sol	3.40
Euro	14.57

b) In the years ended December 31, 2004 and 2003, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Million of dollars			
	2004		2003	
Net revenues	US$	**1,667**	US$	211
Operating costs and expenses		**1,353**		106
Interest income		**87**		
Interest expense		**443**		397

12. Commitments and Contingencies

Commitments

a) Telmex leases certain equipment used in its operations under capital leases. At December 31, 2004, Telmex had the following commitments under non-cancelable leases.

Year ended December 31,		
2005	Ps.	972,637
2006		362,186
2007		33,372
2008		32,216
2009		32,089
2010 and thereafter		240,605
Total		1,673,105
Less: interest		204,375
Present value of minimum net rental payments		1,468,730
Less current portion		921,836
Long-term obligation at December 31, 2004	Ps.	546,894

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

12. Commitments and Contingencies (continued)

b) At December 31, 2004, the Company has non-cancelable commitments of Ps. 9,389,669 (Ps. 8,764,530 in 2003) for the purchase of equipment. Payments made under purchase agreements aggregated Ps. 9,059,660 in 2004 and Ps. 3,944,213 in 2003.

c) At December 31, 2004 the Company has outstanding letters of credit for approximately Ps. 122,436 (Ps. 167,000 in 2003), issued to foreign suppliers for purchase of materials and supplies.

Contingencies Mexico

d) In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Teléfonos de México, S.A. de C.V. has substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

The Company's external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court and obtained protection and shelter under Mexican Federal law. In September 2004, COFECO handed down a new ruling supporting the findings with respect to the substantial power that Teléfonos de México, S.A. de C.V. exercises over five telecommunications markets. Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court. In October 2004, such appeal was admitted by the court and the final ruling is still pending.

As a result, the COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that have also being appealed.

e) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A. de C.V. to the COFECO for alleged monopolistic practices.

In July 2001, the COFECO ruled that Teléfonos de México, S.A. de C.V. was responsible for monopolistic practices. Teléfonos de México, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

The respective defense against the confirmation of the ruling has been presented before the Federal Court of Justice for Tax and Administrative Matters.

As a result, the COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that have also being appealed.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

12. Commitments and Contingencies (continued)

Contingencies Mexico (continued)

f) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A. de C.V. owed a total of approximately Ps. 330 million (historical amount) in taxes, fines, surcharges and restatements at June 2, 2003. Teléfonos de México, S.A. de C.V. filed an appeal before the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican laws, by means of a bank trust guaranteed payment of such tax liability through July 1, 2005. The Company's external lawyers who are handling this matter are of the opinion that although the Company's appeal is well founded, there is no guarantee that it will prevail.

Contingencies Embratel and Star One

Brazilian value-added goods and services tax (ICMS)

The subsidiary Embratel received a number of fines for non-payment of ICMS for services provided, including international services and others, considered by the subsidiary Embratel as partially or entirely exempt or nontaxable. Amounts of approximately Ps. 368,000 are considered as probable losses in the cases and were duly provided for in the subsidiary's financial statements. Amounts considered as corresponding to claims in which the lawyer's consider Embratel will prevail are approximately Ps. 3,793,000. As a result, such amount has not been provided for.

In July 2002, the subsidiary Star One received two assessments by the tax authorities in the state of Rio de Janeiro for payment of ICMS in the amount of approximately Ps. 1,001,000. These assessments refer to the ICMS tax on internet and satellite use. In March 2004, Star One was required to pay approximately Ps. 84,000 in the Brazilian Federal District for ICMS not paid on satellite use and other obligations. Based on management's and the lawyers' estimates, Star One faces little risk of losing these above-mentioned suits and consequently, has not provided for such amounts in its financial statements.
The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Income Tax on Inbound International Income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary in the amount of Ps. 1,219,000 for failing to pay the related income tax for the years 1996 and 1997. In late April 1999, the subsidiary Embratel appealed to the Taxpayers' Council against this decision, which is still pending.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

12. Commitments and Contingencies (continued)

Contingencies Embratel and Star One (continued)

In June 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for 1998 amounting to approximately Ps. 273,000.

As a result of an unfavorable ruling of the administrative defense contesting this assessment, the Company requested a writ of mandamus, which was initially rejected by the court. However, such ruling was subsequently modified so as to reflect a favorable decision for the subsidiary. Based on the opinion of the subsidiary's management and its legal advisors, who consider the probability of loss as unlikely, the related amounts of the suits have not been provided for.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, Embratel received a tax claim from the Brazilian Federal Revenue Service (SRF) totaling approximately Ps. 675,000 for payment of the PIS prior to 1995, which had been offset in accordance with Brazilian tax law. Based on the facts and arguments provided, and also on the opinion of the Company's external lawyers, Embratel's management considers the probability of a loss in this case as remote. Accordingly, no provision was recorded in the financial statements for this matter. The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Brazilian Finance Tax for Service Export Security Tax (COFINS)

There is also a claim against Embratel in the amount of Ps. 1,451,000 related to the COFINS exemption on the exportation of telecommunication services for revenues through the end of 1999. According to management, there were several errors in the computation of this tax made by the government auditor and, consequently, such amount was later reduced to approximately Ps. 934,000. Embratel appealed the case in the highest administrative court and in July 2003, a ruling was issued requiring the claim to be returned to the first administrative level. A final decision was made by the first administrative level and the remaining restated amount is approximately Ps. 1,004,000.

Based on the facts and arguments provided, and also on the opinion of the Company's external lawyers, Embratel's management considers the probability of a loss in this case as unlikely. Accordingly, no provision was recorded in the financial statements for this matter.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

12. Commitments and Contingencies (continued)

Contingencies Embratel and Star One (continued)

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Disputes with third parties

Certain cases are in an advanced stage of the litigation process and, according to Embratel's external lawyers, the subsidiary stands a chance of losing at least some of the cases; consequently, Ps. 700,060 (restated) has been provided for possible unfavorable rulings. For other litigation totaling Ps. 62,809, Embratel provided guarantee deposits of Ps. 45,982. According to the Company's external lawyers, although the Company's arguments in this case are well-grounded, there is no guarantee of a favorable outcome.

13. Related Parties

In the years ended December 31, 2004 and 2003, the Company had the following transactions with related parties:

	2004	2003
Purchase of materials, inventories and fixed assets (1)	**Ps.5,885,234**	Ps.4,028,643
Acquisition of 60% of Techtel	**874,580**	
Payment of insurance premiums and fees for administrative and operating services, security trading and others (2)	**3,159,411**	3,999,089
Payment of CPP interconnection fees (3)	**10,318,946**	9,510,571
Sale of materials and other services (4)	**989,070**	685,776
Sale of long distance and other telecommunications services (5)	**4,318,212**	3,577,668

(1) Includes Ps. 3,792,497 in 2004 (Ps. 2,490,625 in 2003) for fiber optic and satellite network services with a subsidiary of the Condumex group.

(2) Includes Ps. 828,172 in 2004 (Ps. 817,320 in 2003) for insurance premiums paid to Seguros Inbursa, S.A. and Ps. 128,506 (Ps. 140,119 in 2003) for intermediation services paid to Inversora Bursátil, S.A. as well as Ps. 334,083 (Ps. 344,734 in 2003) for fees paid for administrative and operating services to technology partners.

(3) Interconnection expenses under the "Calling Party Pays" program (CPP); outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil.

(4) Includes Ps. 243,304 in 2004 (Ps. 130,791 in 2003) from the sale of construction materials to a subsidiary of the Condumex group

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

13. Related Parties (continued)

(5) Revenues from billings to an América Móvil subsidiary.

At December 31, 2004, Telmex had amounts due to a subsidiary of the Condumex group and a subsidiary of América Móvil of Ps. 139 million and Ps. 990 million, respectively, (Ps. 271 million and Ps. 869 million in 2003). Embratel had a loan from a subsidiary of Grupo Financiero Inbursa for Ps. 563 million

Telmex purchases materials and services from several subsidiaries of Grupo Carso, S.A. de C.V. and América Móvil, S.A. de C.V. Additionally, Grupo Financiero Inbursa, S.A. de C.V. and subsidiaries provide banking and insurance services to Telmex. Contracted prices of materials and considerations for services are similar to those that would be used with unrelated parties in comparable transactions.

The companies mentioned in this note are considered to be related parties, since the Company's principal stockholders also directly or indirectly hold a percentage equity interest in such companies.

14. Provisions

The activity in provisions for other contractual employee benefits for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Beginning balance at January 1	**Ps. 934,413**	Ps. 1,136,345
Effect of acquired companies	**136,943**	
Increase through charge to expenses	**3,365,827**	3,339,111
Charges to provision	**(3,281,625)**	(3,541,043)
Ending balance at December 31	**Ps. 1,155,558**	Ps. 934,413

The activity in the provision for vacations for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Beginning balance at January 1	**Ps. 1,095,700**	Ps.
Effect of acquired companies	**317,290**	
Increase through charge to expenses	**1,556,507**	1,448,972
Increase through charge to other accounts		1,095,700
Charges to provision	**(1,547,817)**	(1,448,972)
Ending balance at December 31	**Ps. 1,421,680**	Ps. 1,095,700

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

14. Provisions (continued)

The activity in provisions for Embratel's contingencies for the period from August through December 2004, which are included as part of the caption Accrued liabilities, is as follows:

	2004
Beginning balance at January 1	
Effect of acquired companies	Ps. 2,024,691
Increase through charge to expenses	78,167
Charges to provision	(77,430)
Ending balance at December 31	Ps. 2,025,428

15. Options

In 2001, the Company entered into various call and put option agreement for 5 million America Depository Receipts (ADR) for América Móvil shares. Each of the ADR's covers 20 series "L" América Móvil shares. The options contracted by Telecom may only be exercised at their expiration August 31, 2004. All options are denominated in U.S. dollars.

The fair value of these options at December 31, 2003 represented a net asset of Ps. 366,322 and is included in the balance sheet under the caption Financial instruments. At December 31, 2003, net unamortized premiums included in Financial instruments aggregates Ps. 220,378.

On August 31, 2004, the transaction was paid off and Global obtained a profit of US$ 44.88 million and is included in the caption Comprehensive financing cost. The market price of the América Móvil ADR's was US$ 33.78.

16. Stockholders' Equity

a) At December 31, 2004 and 2003, capital stock is represented by 3,539 million and 3,632 million common, registered series "A-1" shares, respectively, with no par value, representing the fixed minimum capital with no withdrawal rights. Also, in conformity with Telecom's bylaws, the Company may issue series "A-2" shares, corresponding to variable capital. At December 31, 2004 and 2003, there are no series "A-2" shares issued and outstanding.

The variable portion of capital may not exceed ten times the fixed minimum capital with no withdrawal rights, and the related shares may only be held by Mexican nationals or corporate entities with a clause excluding foreigners.

b) In 1996, Telecom initiated a program to purchase its own shares. For this purpose, in accordance with the Securities Trading Act, the Company appropriated retained earnings to set up a reserve to purchase its own shares. A charge is made to the reserve for the excess cost of the shares purchased over the portion of capital stock represented by the shares acquired.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

16. Stockholders' Equity (continued)

At a regular stockholders' meeting held on April 29, 2004, it was agreed to increase the reserve to purchase the Company's own shares by Ps. 4,136,480 (Ps. 4,000,000 nominal value).

At a regular stockholders' meeting held on April 29, 2003, it was agreed to increase the reserve to purchase the Company's own shares by Ps. 1,077,654 (Ps. 1,000,000 nominal value).

In 2004, the Company repurchased 93.22 millions of its own shares in the amount of Ps. 1,608,664. In 2003, the Company repurchased 74.65 millions of its own shares in the amount of Ps. 987,109. At the date of the audit report on the financial statements there are 419.04 shares for replacement.

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

d) To determine the average weighted number of shares issued and outstanding in 2004 and 2003, the shares acquired by the Company have been excluded from the computation.

e) Other accumulated comprehensive loss items include the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, derived from the spun-off company (Grupo Carso), and the result from holding non-monetary assets, which represents the net difference between restatement by the specific-indexation method and the constant-peso-value method and the effects of securities available for sale, the effects of foreign currency translation, the result from holding non-monetary items, the effect of repurchase of shares of subsidiaries net of replacement and the initial effect of the provision for vacations.

17. Income Tax, Asset Tax and Employee Profit Sharing

a) Income tax shown in the statements of income represents the tax determined individually for the Company and for each of its subsidiaries. Telecom and its subsidiary Multimedia were authorized by the Ministry of Finance and Public Credit to determine their tax result on a consolidated basis effective January 1, 1999. Telmex is not included in the tax consolidation. Empresas y Controles was included in the tax consolidation of Telecom starting in fiscal year 2002.

In addition, Telmex was authorized to consolidate with its subsidiaries for tax purposes effective January 1, 1995.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

17. Income Tax, Asset Tax and Employee Profit Sharing (continued)

On November 1, 2004, the Ministry of Finance and Public Credit (Hacienda) authorized the transmission of the tax consolidation of Telecom starting in 2005 in conformity with the Mexican Income Tax Law. However, this does not result in the tax deconsolidation of Telmex or its subsidiaries, or in their ceasing to consolidate for tax purposes.

b) The 1.8% asset tax (which is a minimum income tax) is computed on the average value of most assets net of certain liabilities. Asset tax for the years ended December 31, 2004 and 2003 was Ps. 33,243 and Ps. 22,621, respectively. Telmex's asset tax for the years ended December 31, 2004 and 2003 was Ps. 2,706,462 and Ps. 3,004,233, respectively. In both years Telmex credited against these amounts the corporate income tax paid in such years.

Whenever current year income tax exceeds asset tax for the same year, Telecom may request a refund or offset asset tax paid in any of the immediately succeeding ten years. An analysis of recoverable asset tax at December 31, 2004 is as follows:

Year of tax payment	**Restated amount**	**Year of expiration**
2001	Ps. 119,905	2011
2002	36,370	2012
2003	22,621	2013
2004	33,243	2014
	Ps. 212,139	

c) An analysis of income tax provisions is as follows:

	2004	2003
Current year	**Ps. 15,076,089**	Ps.10,143,851
Deferred tax, net of related monetary position gain of Ps. 1,196,098 (Ps. 928,198 in 2003)	**(320,983)**	1,470,925
Effect of change in statutory rate	**(2,279,397)**	
Total	**Ps. 12,475,709**	Ps.11,614,776

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31	
	2004	2003
	%	%
Statutory income tax rate	**33.00**	34.00
Effect of change in rate	**(5.9)**	
Depreciation	**(0.5)**	(0.6)
Financial cost	**0.1**	(4.7)
Other	**2.5**	3.1
Effective tax rate for Mexican operations	**29.2**	31.8
Income and costs of foreign subsidiaries	**1.1**	
Effective tax rate	**30.3**	31.8

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

17. Income Tax, Asset Tax and Employee Profit Sharing (continued)

On December 1, 2004, an annual gradual decrease in the corporate income tax rate was approved so that the rate will eventually be 28% in 2007 and succeeding years. The effect of such rate reduction represented a credit to the results of operations for 2004 of Ps. 2,279,397.

The temporary differences, on which the Company (excluding the new Latin American subsidiaries) recognized deferred taxes in the years ended December 31, 2004 and 2003, were as follows:

	2004	2003
Deferred tax asset:		
Allowance for bad debts and slow-moving inventories	Ps. 868,073	Ps. 971,902
Tax loss carryforwards	1,131,444	1,103,033
Advance billings	351,664	346,123
Liability reserves	925,296	685,272
Unrealized loss on valuation and others	(4,070)	85,221
Recoverable asset tax	262,844	219,726
	3,535,251	3,411,277
Deferred tax liability		
Fixed assets	(12,037,402)	(15,268,850)
Inventories	(404,448)	(393,501)
Licenses	(134,164)	(156,403)
Net projected asset	(7,166,712)	(7,519,427)
Prepayments	(409,125)	
	(20,151,851)	(23,338,181)
Net deferred tax liability	Ps.(16,616,600)	Ps.(19,926,904)

d) At December 31, 2004, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) and the net reinvested tax profit account (CUFINRE) was Ps. 6,199,853, Ps. 18,602,041 and Ps. Ps.37,761, respectively.

e) The temporary differences on which the new Latin American subsidiaries recognized deferred taxes in the year ended December 31, 2004 were as follows:

	2004
Deferred tax asset:	
Fixed assets	Ps. 1,044,800
Allowance for doubtful accounts	2,654,421
Tax loss carryforwards	1,501,764
Advance billings	65,020
Liability reserves	775,121
	6,041,126
Deferred tax liability:	
Licenses	(662,485)
Inventories	(49,066)
	(711,551)
Net deferred tax asset	Ps. 5,329,575

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

17. Income Tax, Asset Tax and Employee Profit Sharing (continued)

f) Telmex is subject to payment of employee profit sharing in addition to its contractual compensations and benefits. In 2004 and 2003, employee profit sharing was computed at 10% of tax results, excluding the inflationary component and the restatement of depreciation expense.

g) In conformity with the current Mexican Income Tax Law, the Company may carry forward tax losses of a given year against taxable earnings generated in any of the succeeding ten years. Such losses may be restated for information. An analysis of the Company's available tax loss carryforward at December 31, 2004 is as follows:

Year of tax loss	Restated amount	Year of expiration
1999	Ps. 115,166	2009
2001	1,942,264	2011
2002	527,710	2012
2003	421,269	2013
2004	257,776	2014
	Ps. 3,264,185	

h) Also, at December 31, 2003, there are other tax losses to be carried forward in the amount of Ps. 498,706 derived from the sale of shares.

The above-mentioned available tax loss carryforward corresponds to Carso Global Telecom, S.A. de C.V. In addition, the Company's Mexican subsidiaries Multimedia and Empresas y Controles have accumulated tax losses of Ps. 189 and Ps. 372, respectively, whose carryforward periods expire between 2006 and 2014.

18. Stock Option Plan

As approved by the stockholders in an ordinary meeting held on February 6, 2001, in September 2001, Telmex introduced a stock option plan to its officers, for which up to 50 million Series "L" shares were made available. From September 2001 through December 2004, 31,416,905 shares were exercised. Of the 50 million Series "L" shares approved by the stockholders, 18,583,095 have not yet been exercised.

Subsequent Event:

In a session of Telmex's Evaluation and Compensation Committee held on February 8, 2005, the Series "L" shares stock option plan was revoked and the remaining unexercised shares were canceled.

19. Segments

Telmex operates primarily in two segments: local and long-distance telephone services. Local telephone service corresponds to fixed local wired service. The long-distance service includes both domestic and international services, exclusive of the long-distance calls originated in public and rural telephones, corporate networks, internet, directories and other services. Additional information related to the Company's operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

(In millions of Mexican pesos with purchasing power at December 31, 2004)

	Mexico					
	Local service	**Long distance**	**Other segments**	**Latin America**	**Adjustments**	**Total consolidated**
At December 31, 2004						
Revenues:						
External revenues	**Ps. 78,271**	**Ps. 24,326**	**Ps. 20,423**	**Ps. 15,782**		**Ps. 138,802**
Intersegment revenues	**11,277**		**1,188**		**Ps. (12,465)**	
Depreciation and amortization	**13,523**	**2,776**	**5,837**	**2,760**		**24,896**
Operating income	**27,211**	**6,565**	**7,751**	**341**		**41,868**
Segment assets	**239,719**	**48,355**	**43,061**	**87,206**		**418,341**
At December 31, 2003						
Revenues:						
External revenues	Ps. 78,870	Ps. 25,785	Ps. 18,257			Ps. 122,912
Intersegment revenues	11,070		1,192		Ps. (12,262)	
Depreciation and amortization	14,797	2,931	5,248			22,976
Operating income	27,531	7,240	5,569			40,340
Segment assets	227,882	48,767	41,153			317,802

Revenues of the recently acquired Latin American subsidiaries derive principally from long-distance services.

Segmental transactions are reported at market value. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant, property and equipment (net of accumulated depreciation), construction in progress, advances to suppliers of equipment and inventories for operation of the telephone plant.

As filed with the Securities and Exchange Commission on June 27, 2005.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

Commission File Number: 1-10749

Teléfonos de México, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Telephones of Mexico

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 20 Series L Shares, without par value ("L Share ADSs")	New York Stock Exchange
Series L Shares, without par value ("L Shares")	New York Stock Exchange (for listing purposes only)

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

American Depositary Shares, each representing 20 Series A Shares, without par value ("A Share ADSs")

Series A Shares, without par value ("A Shares")

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

The number of outstanding shares of each class of capital or common stock as of December 31, 2004 was:

4,063 million	AA Shares
252 million	A Shares
7,517 million	L Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No ____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ____ Item 18 _X_

TABLE OF CONTENTS

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2004, which have been reported on by Mancera, S.C., a member of Ernst & Young Global, an independent, registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity; and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in the consolidated financial statements and the selected consolidated financial data set forth below:

- nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders' equity are restated for inflation based on the Mexican National Consumer Price Index;
- plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
- gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income; and
- all financial statements are restated in constant pesos as of December 31, 2004.

We have not reversed the effect of inflation accounting under Mexican GAAP in the reconciliation to U.S. GAAP of our net income and stockholders' equity, except with respect to the methodology for restatement of plant, property and equipment of non-Mexican origin. See Note 19 to our consolidated financial statements.

	Year ended December 31,				
	2004	2003	2002	2001	2000
	(in millions of constant pesos as of December 31, 2004, except per share data)				
Income Statement Data:					
Mexican GAAP:					
Operating revenues	P. 138,802	P. 122,912	P. 123,326	P. 128,189	P. 123,191
Operating costs and expenses	95,146	81,131	80,028	78,948	75,270
Operating income	43,656	41,782	43,298	49,240	47,921
Income from continuing operations	27,836	23,615	21,403	27,162	30,172
Net income[1]	27,836	23,615	21,403	27,162	31,950
Income per share from continuing operations—Basic[2]	2.300	1.897	1.648	2.006	2.056
Income per share from continuing operations—Diluted[2]	2.293	1.845	1.619	1.882	1.946
Net income per share—Basic[2]	2.300	1.897	1.648	2.006	2.177
Net income per share—Diluted[2]	2.293	1.845	1.619	1.882	2.062
Dividends paid per share[2][3]	0.665	0.605	0.545	0.490	0.445
Weighted average number of shares outstanding (millions)[4]					
Basic	11,953	12,454	12,986	13,541	14,669
Diluted	12,202	13,101	13,677	14,221	15,345
U.S. GAAP:					
Operating revenues	P. 138,802	P. 122,912	P. 123,326	P. 128,189	P. 123,191
Operating costs and expenses	100,688	85,655	85,944	87,519	82,427
Operating income	38,114	37,257	37,381	40,670	40,764
Income from continuing operations	28,235	22,833	19,425	23,383	27,925
Net income[1]	28,235	22,833	19,425	23,383	29,430
Income per share from continuing operations—Basic[2]	2.362	1.833	1.496	1.727	1.903
Income per share from continuing operations—Diluted[2]	2.353	1.786	1.474	1.617	1.799
Net income per share—Basic[2]	2.362	1.833	1.496	1.727	2.006
Net income per share—Diluted[2]	2.353	1.786	1.474	1.617	1.898
Dividends paid per share[2][3]	0.665	0.605	0.545	0.490	0.445

(see footnotes on following page)

	December 31,				
	2004	2003	2002	2001	2000
	(in millions of constant pesos as of December 31, 2004, except ratios of earnings to fixed charges)				
Balance Sheet Data:					
Mexican GAAP:					
Plant, property and equipment, net	P. 151,989	P. 127,345	P. 134,018	P. 132,135	P. 128,349
Total assets	253,308	195,403	184,619	181,406	189,358
Short-term debt and current portion of long-term debt	13,194	21,314	12,097	20,218	53,248
Long-term debt	76,847	50,929	60,238	60,412	36,567
Total stockholders' equity	107,828	83,783	66,899	58,687	59,686
Capital stock	28,002	29,128	30,286	30,949	32,417
Number of outstanding shares (millions)[4]					
Series AA	4,063	4,136	4,136	4,307	3,266
Series A	252	265	289	313	339
Series L	7,517	7,708	8,352	8,545	10,405
U.S. GAAP:					
Plant, property and equipment, net	P. 159,369	P. 133,331	P. 145,844	P. 156,327	P. 148,656
Total assets	261,538	203,386	197,928	207,111	211,990
Short-term debt and current portion of long-term debt	13,194	21,314	12,097	20,218	53,248
Long-term debt	76,847	50,929	60,238	60,412	36,567
Total stockholders' equity	90,512	77,192	63,220	61,160	58,464
Capital stock	28,002	29,128	30,286	30,949	32,417
Other Data:					
Mexican GAAP:					
Ratio of earnings to fixed charges[5]	7.8	7.2	6.5	6.7	4.6
U.S. GAAP:					
Ratio of earnings to fixed charges[5]	7.2	6.7	5.8	5.8	4.2

(1) Includes income from discontinued operations representing the businesses we spun off to América Móvil, S.A. de C.V., or América Móvil, in September 2000, of P.1,779 million (Mexican GAAP) and P.1,525 million (U.S. GAAP) operations. See *Item 4. Information on the Company—General—History.*

(2) We have not presented net income or dividends on a per ADS basis. Each L Share ADS represents twenty L Shares, and each A Share ADS represents twenty A Shares.

(3) Nominal amounts. For information on dividends paid per share translated into U.S. dollars, see *Item 8. Financial Information—Dividends.*

(4) All amounts have been adjusted to reflect a two-for-one stock split approved in December 1999 and effected in February 2000. They have not been adjusted to reflect a further two-for-one stock split approved on April 28, 2005 and effected on May 25, 2005.

(5) Earnings for this purpose consist of earnings before provision for income tax but after provision for employee profit sharing, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

Period	High	Low	Average[(1)]	Period End
2000	P. 9.18	P. 10.09	P. 9.47	P. 9.62
2001	8.95	9.97	9.33	9.16
2002	9.00	10.43	9.66	10.43
2003	10.11	11.41	10.79	11.24
2004	10.81	11.64	11.29	11.15
2004:				
December	11.11	11.33		11.15
2005:				
January	11.17	11.41		11.21
February	11.04	11.21		11.09
March	10.98	11.33		11.18
April	11.04	11.23		11.08
May	10.89	11.03		10.91

(1) Average of month-end rates.

On June 23, 2005, the noon buying rate was P.10.79 to U.S.$1.00.

We will pay any cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depositary Shares, or ADSs, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar have affected the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*) and, as a result, have also affected the market price of the ADSs.

RISK FACTORS

Risks Relating to Our Business Generally

Increasing competition in Mexico and the other countries in which we operate could adversely affect our revenues and profitability

We face significant competition in Mexico and the other countries in which we operate, which could result in decreases in current and potential customers, revenues and profitability. Governmental authorities in many of these countries continue to grant new licenses and concessions to new market entrants, which results in increased competition in those countries. In addition, technological developments are increasing cross-competition in certain markets, such as between wireless providers and fixed-line operators.

In Mexico, competition in local service, principally from wireless service providers, has been developing since 1999. In December 2004, there were approximately 38 million cellular lines in service, compared with approximately 18.1 million fixed lines in service (17.2 million of which are part of our network). At present, 18 fixed-line local operators have been granted licenses, primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large cities.

We have also begun to face new competition in Mexico from cable television providers, who have recently been authorized by the Communications Ministry (*Secretaría de Comunicaciones y Transportes*) to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband Internet services to the Mexican public.

The effects of competition on our business are highly uncertain and will depend on a variety of factors, including economic conditions; regulatory developments; the behavior of our customers and competitors; and the effectiveness of measures we take.

Dominant carrier regulations and other regulatory developments could hurt our business by limiting our ability to pursue competitive and profitable strategies

Our business is subject to extensive regulation, and it can be adversely affected by changes in law, regulation or regulatory policy. The Mexican Competition Commission has determined that we are a dominant provider of certain telecommunications services, and Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. In the past several years, the Mexican Competition Commission and the Mexican Federal Telecommunications Commission (*Comisión Federal de Telecomunicaciones*, or Cofetel) have adopted resolutions and regulations that apply specifically to us as a dominant carrier. We have successfully challenged these resolutions and regulations in Mexican federal court. We cannot predict whether the Mexican Competition Commission or Cofetel will issue new resolutions or regulations that are substantially similar to the successfully challenged dominant carrier provisions, and if so, whether our judicial challenges will be successful in the future. We believe that if dominant carrier regulations are eventually implemented, the new rules and the related regulatory procedures will reduce our flexibility to adopt competitive tariff policies.

World Trade Organization dispute settlement between the United States and Mexico will result in changes in regulation that may affect our business

In August 2000, the United States initiated a World Trade Organization, or WTO, dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. In June 2004, the United States and Mexico reached an agreement under which Mexico has eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Mexico also agreed to introduce new regulations authorizing the resale of outgoing international long distance service. Mexico is expected to adopt regulations authorizing resale of outgoing international long distance service as well as domestic long distance, local, cellular and other services. These regulations are expected to be adopted by the end of July 2005. We expect that these new regulations will likely affect our business and competition in the future and will put downward pressure on the prices we charge our customers for those services.

Shifting usage patterns could adversely affect our revenues

Our fixed-line network services face increasing competition due to shifting usage patterns resulting from the adoption of popular new technologies, including wireless devices for voice and other communications, and the subsequent substitution of these technologies for fixed-line phones. For example, we estimate that an increasing proportion of calls that previously would have been made over our fixed-line network are now being made on wireless telephones and voice over IP, or VoIP, services outside our network, for which we receive no revenues. There can be no assurance that this process will not adversely affect our traffic volume and our results of operations.

We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of telecommunications businesses outside our historical core activity of providing fixed-line telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. These investments have been made in some countries in which we have little experience and may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks than Mexico, such as Brazil, Chile, Argentina, Peru and Colombia. We cannot assure you that these investments will be successful.

Risks Relating to Our Controlling Shareholder and Capital Structure

We are controlled by one shareholder

A majority of the voting shares of our company (70.6% as of May 17, 2005) is owned by Carso Global Telecom, S.A. de C.V., or Carso Global Telecom, which is controlled by Carlos Slim Helú and members of his immediate family who, taken together, own a majority of the common stock. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of Telmex to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with certain subsidiaries of Grupo Carso, S.A. de C.V., or Grupo Carso, and Grupo Financiero Inbursa, S.A. de C.V., or Grupo Financiero Inbursa. Transactions with subsidiaries of Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include banking services and insurance. We also have ongoing operational relationships with América Móvil, which is controlled by América Telecom, S.A. de C.V., or América Telecom. América Telecom, Carso Global Telecom, Grupo Carso and Grupo Financiero Inbursa are controlled by Carlos Slim Helú and members of his immediate family who, taken together, own a majority of the common stock of each company.

We also make investments jointly with related parties, sell our investments to related parties and buy investments from related parties. Recent investment transactions with related parties include our investment in the equity securities of MCI, Inc., or MCI, which we and others who may be deemed to be under common control with us sold to Verizon Communications, Inc. on May 17, 2005.

Our transactions with related parties may create the potential for conflicts of interest.

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of Telmex or the cancellation of registration of the L Shares with the Mexican National Banking and Securities Commission or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs are not entitled to attend shareholders' meetings, and they may only vote through the depositary

Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders' meeting. As long as a shareholder holds shares in ADS form, the shareholder will not be able to satisfy this requirement. There can be no assurance that holders of ADSs will receive notice of shareholders' meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. In the event that instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us. In the event that this proxy is not granted, the ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

You may not be entitled to participate in future preemptive rights offerings

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in Telmex. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in Telmex may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. If you wish to acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of our Board of Directors.

Our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in Telmex and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to his investment in Telmex. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

Our bylaws may only be enforced in Mexico

Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. As a result, it may be difficult for non-Mexican shareholders to enforce their shareholder rights pursuant to the bylaws.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico and Other Countries

Economic and political developments may adversely affect our business

Our business operations and assets are principally located in Mexico. As a result, our business may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico and by political developments in Mexico.

Mexico has experienced adverse economic conditions

In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our company. If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for telecommunications services may decrease and consumers may find it difficult to pay for the services we offer.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in exchange rates.

Changes in the value of the various currencies in which we conduct operations against the Mexican peso or changes in the value of the Mexican peso or the various currencies in which we conduct operations against the U.S. dollar may result in exchange losses or gains on our indebtedness and accounts payable. At December 31, 2004, our U.S. dollar-denominated indebtedness amounted to P.75,718 million. In 2004, the peso depreciated against the U.S. dollar at year-end by approximately 0.3%, but our loss in Mexico was more than offset by a gain at our non-Mexican subsidiaries, particularly Embratel Participações S.A. As a result, we had a net foreign exchange gain of P.26 million. In 2003, the peso depreciated against the U.S. dollar at year-end by approximately 9.0% and we had a net exchange loss of P.3,296 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations may continue to affect our financial income and expense and our revenues from international settlements.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future.

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 5.2% for 2004. Inflation for the first quarter of 2005 was 0.79%. If Mexico experiences high levels of inflation, our profitability could be adversely affected, and more generally, high inflation might result in lower demand or lower growth in demand for telecommunications services.

Developments in the U.S. economy may adversely affect our business

Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including commercial trade pursuant to the North American Free Trade Agreement, or NAFTA, U.S. investment in Mexico and emigration from Mexico to the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

Developments in other emerging market countries may adversely affect the market price of our securities

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil. There can be no assurance that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging market countries.

Political events in Mexico could adversely affect Mexican economic policy and our operations

The national elections held in July 2000 ended 71 years of rule by the Institutional Revolutionary Party, or PRI, with the election of President Vicente Fox, a member of the National Action Party, or PAN, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. There has been a lack of alignment between the legislature and the President that has resulted in deadlock and has prevented the timely implementation of legislative and economic reforms, which some believe has had an adverse impact on the Mexican economy and is expected to continue at least until the Mexican presidential elections in 2006. Further delays may continue to adversely affect the Mexican economy and our business.

Developments in other Latin American countries in which we operate may affect our business

We have expanded our operations through our investment in telecommunications companies and our acquisition of telecommunications assets in Brazil, Chile, Argentina, Peru and Colombia. These countries expose us to different or greater country risk than Mexico. Our future results may be affected by the economic and financial condition of the countries in which we operate, the devaluation of the local currency, inflation and high interest rates, or political developments, changes in law or changes in labor conditions. Devaluation of the local currency against the U.S. dollar may increase the operating costs in that country, and a depreciation against the Mexican peso may negatively affect the results of our operations in that country.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

- projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;
- statements of our acquisition or divestiture plans;
- statements about the impact of our acquisition of businesses outside of Mexico;
- statements of our plans, objectives or goals relating to competition, regulation and rates;
- statements about the escalation of competition in the business sectors in which we operate;
- statements about our future economic performance or that of Mexico or other countries;
- statements about the exchange rates between Mexican pesos and foreign currencies;
- statements about the future impact of regulations; and
- statements of assumptions underlying such statements.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under *—Risk Factors* beginning on page 5, include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

Item 4. Information on the Company

GENERAL

Overview

We own and operate the largest telecommunications system in Mexico, where we are the only nationwide provider of fixed-line telephony services and the leading provider of fixed local and long distance telephone services. We also provide other telecommunications and telecommunications-related services such as corporate networks, Internet services, directory services, information network management, telephone equipment sales, interconnection services to other carriers and paging services. Since February 2004, we have offered voice, data and Internet services in Brazil, Chile, Argentina, Peru and Colombia.

In Mexico, we have developed a multi-service network in which 90% of the lines have the capacity to provide simultaneous transmission of voice and data through a broadband connection. We have facilitated access to our network through new services such as Prodigy Móvil, which offers "Wireless Fidelity," or Wi-Fi, access in over 50 cities. At the same time, we are extending our telephone and Internet services to remote areas. In 2004, we obtained a major part of the *Fondo de Cobertura Social*, through which we will provide basic telephone services to 4,000 rural towns throughout Mexico, and through e-Mexico, we are participating in a government-sponsored program that will extend e-learning, e-health, e-government and e-commerce services via satellite to over 4,000 community digital centers in over 3,200 towns.

For our lower income customers and customers who need to control their telephone expenses, our "Multifon" service offers a telephone line without requiring payment of a monthly fee. By the end of 2004, the service gave more than one million customers the ability to access voice and Internet services using a prepaid phone card. We also offer prepaid cards for use in public telephones and a discounted Internet access plan for use during off-peak hours.

Outside Mexico, we have focused on restructuring and integrating our international operations. We believe that all of our international operations are self-sufficient and have the potential to grow. In 2005, we will focus on optimizing the cost structure of our international operations by achieving economies of scale in investments and management. We will also seek to improve operating efficiencies by introducing best practices in the different countries and implementing a management model similar to the one we use in Mexico. We expect to continue to work on the restructuring, management and strengthening of the business of Embratel Participações S.A., or Embratel. We will also explore ways to integrate with Embratel our other Brazilian investments, in particular Net Serviços de Comunicação S.A. and Telmex do Brasil Ltda. See *—Non-Mexican Operations—Brazil—Possible Transactions with Embratel*.

We are a Mexican corporation headquartered in Mexico City, D.F., Mexico. Our legal name is Teléfonos de México, S.A. de C.V., and we frequently refer to ourselves commercially as Telmex. Our principal executive offices are located at Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México. Our telephone number at this location is (52) 55 5703-3990.

History

We were formed in 1947 under private foreign ownership to acquire the Mexican telephone business of a wholly owned subsidiary of the LM Ericsson group of Sweden. In 1950, we acquired the Mexican telephone business of a wholly owned subsidiary of the International Telephone and Telegraph Company, which operated the only other national telephone network in Mexico at that time. In 1972, the

Mexican federal government acquired the majority of our capital stock. In December 1990, the Mexican government sold shares representing voting control of our company. The Mexican government sold the balance of its shares in a series of transactions beginning in May 1991. In September 2000, we spun off our Mexican wireless business and other operations to América Móvil, a new Mexican corporation.

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and investees accounted for using the equity method at May 31, 2005:

Name of Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0%	Intermediate holding company
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0%	Producer of yellow pages directories
Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0%	Supplier of telecommunications network integration services and information systems
Teléfonos del Noroeste, S.A. de C.V., or Telnor	Mexico	100.0%	Fixed-line network concessionaire for the state of Baja California Norte and the San Luis Río Colorado region of the state of Sonora
Uninet, S.A. de C.V.	Mexico	100.0%	Provider of corporate networks services and Internet access to Telmex and commercial customers
Telmex USA, L.L.C.	Delaware	100.0%	Authorized reseller of long distance services and holder of FCC authorization to provide facility-based long distance services in the United States
Latam Telecommunicaciones LLC	Delaware	100.0%	Holding company for non-Mexican subsidiaries and investments
Embratel Participações S.A.	Brazil	95.1%[1]	Intermediate holding company of subsidiary that provides domestic and international long distance, local and data services in Brazil
Empresa Brasileira de Telecomunicações S.A. – EMBRATEL	Brazil	94.0%[1]	Provider of domestic and international long distance, local and data services in Brazil
Star One S.A.	Brazil	75.2%	Provider of satellite services in Brazil
Telmex do Brasil, Ltda.	Brazil	100.0%	Provider of telecommunications services to corporate customers in Brazil
Telmex Chile Holding, S.A.	Chile	100.0%	Holding company for assets acquired from AT&T Latin America Corp. in Chile
Telmex Corp. S.A. (formerly Chilesat Corp S.A.)	Chile	99.3%	Intermediate holding company whose subsidiaries provide long distance, Internet and data network services in Chile

Name of Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
Techtel-LMDS Communicaciones Interactivas, S.A.	Argentina	93.4%	Provider of wireless voice, data and video transfer services and local and long distance fixed-line voice services in Argentina
Telmex Argentina S.A.	Argentina	100.0%	Provider of telecommunications services to corporate customers in Argentina
Metrored Telecomunicaciones S.R.L.	Argentina	83.4%	Provider of data services in Argentina
Telmex Colombia S.A.	Colombia	100.0%	Provider of telecommunications services to corporate customers in Colombia
Telmex Perú S.A.	Peru	100.0%	Provider of telecommunications services to corporate customers in Peru
Grupo Telvista S.A. de C.V.[2]	Delaware	45.0%	Provider of telemarketing services in the United States and Mexico
TM & MS, LLC[2]	Delaware	50.0%	Joint venture with Microsoft to operate an Internet portal (T1MSN)

(1) Corresponds to voting interest. Our effective ownership of the total capital of Embratel Participações S.A. is 63.9% and of Empresa Brasileira de Telecomunicações S.A.– EMBRATEL is 63.1%.
(2) Investments accounted for using the equity method.

MEXICAN OPERATIONS

At March 31, 2005, we had 17.5 million local fixed lines in service in Mexico, up 9.0% over March 31, 2004. In long distance services, we estimate that during December 2004, our share of traffic in cities open to competition was 79.4% for domestic long distance and 77.6% for international long distance calls originating in Mexico.

Of our revenues from our Mexican operations in 2004, 45.5% was attributable to local service, 21.4% was attributable to long distance service, 15.2% was attributable to interconnection, 7.8% was attributable to corporate networks and 5.5% was attributable to Internet services. Other services, including yellow pages and equipment sales, accounted for 4.6% of revenues.

Overview

The following table gives selected data on the size and usage of our Mexican network:

	December 31,				
	2004	2003	2002	2001	2000
Lines in service (thousands)	17,172	15,683	14,446	13,372	12,069
Internet access accounts (thousands)	1,741	1,452	1,165	913	634
Data transmission line equivalents (thousands)	3,327	2,291	2,021	1,574	997
Lines in service per employee	371.2	331.4	301.2	272.8	247.4
Domestic long distance call minutes for the year (millions)	16,700	15,376	14,347	14,251	12,309
International long distance call minutes for the year (millions)(1)	6,256	4,513	4,922	4,404	5,521
Total local calls (millions)	26,782	26,625	25,679	25,567	24,738
Prepaid telephone service cards sold (millions)	273	279	274	268	257

(1) Includes incoming and outgoing traffic.

Local Service

Our network included 17.2 million local fixed lines in service at December 31, 2004, an increase of 9.5% compared to December 31, 2003, reflecting 2.2 million new lines and 712 thousand disconnections in 2004. Local traffic in 2004 increased by 0.6% compared to 2003, for a total of 26,782 million calls. The increase in billed traffic in 2004 was attributable primarily to the increase in lines in service, the increased use of "Telmex Voice Mailbox" (*Buzón Telmex*) and the growth of digital services.

Our network is 100% digital, with all of our lines connected to digital exchanges. During 2004, customers made increasing use of digital services, such as caller ID, call waiting, three-way calling, call forwarding and voicemail. The number of lines with digital services in use at year-end 2004 was 6.6 million (38.2% of the total number of lines in service), representing an increase of 3.2% from 2003. This increase was due largely to an increase in new lines.

We provide local telephone service to 21,596 communities throughout Mexico. Lines in service are concentrated in large urban areas. Of all lines in service, 40% are in the Mexico City, Monterrey and Guadalajara areas, and 29.1% are in the Mexico City area alone. We provide service to 12,640 rural communities, exceeding our obligations to extend services to rural areas.

Our charges for fixed-line local telephone service include (a) installation charges, (b) monthly line rental charges, (c) monthly measured service charges, (d) digital services and (e) charges for other services, such as the transfer of a line to another address and reconnection. Residential customers pay a fixed charge per local call in excess of a monthly allowance of 100 local calls, and commercial customers pay for every local call at the same fixed rate per call. We estimate that in any given month approximately 56% of residential customers made fewer than 100 local calls per month on average in 2004. The concession we hold to operate a public network for basic telephone services (the Concession) permits but does not require us to base our charges on the duration of each call, with a monthly allowance of free calls or call minutes for residential customers. We currently do not charge by duration of invoiced calls in any region, except in the case of prepaid services.

In 2004, to promote local service among our commercial customers we introduced a plan called "Business Line" (*Linea Negocio*), for which we charge a monthly line rental fee, which includes a monthly allowance of 200, 500 or 1,000 calls.

We offer prepaid local and long distance service through our "Ladatel" and "Multifon" calling cards. Multifon cards, originally developed for use with public phones and invoiced fixed-line phones, are now available for our Multifon residential lines. Multifon Home offers prepaid local and long distance service on home telephones. For a total cost of P.1,000, Multifon Kit provides installation, a handset and an initial P.100 of airtime for calls to the United States and Canada. In the case of our Multifon products, customers do not pay monthly fees, and prepaid fixed-line service is charged on a per-minute basis like public telephony services. At December 31, 2004, Multifon lines totaled 1,187,593, an increase of 85.8% compared to December 31, 2003.

In October 2004, we announced that we would not increase rates for local telephone service during 2005. No rate increases have been made since March 2001, when we increased our monthly line rental charges for residential customers by 6.5% and monthly measured service charges for all customers by 6.4% (in each case, in nominal terms).

Domestic Long Distance Service

We are the leading provider of domestic long distance telecommunications services in Mexico. Our domestic long distance transmission network consists of close to 75,000 kilometers of optical fiber connecting Mexico's major cities, and includes secondary branches and an additional transmission ring around Mexico City designed to avoid network congestion.

Our charges for domestic long distance service are based on call duration and the type of service, i.e., direct-dial or operator-assisted. In October 2004, we announced that we would not increase our nominal rates for domestic long distance service in 2005. Our nominal rates for domestic long distance service have remained unchanged since March 1999.

We offer a variety of domestic long distance discount plans that reduce the effective rates paid by our customers based on volume, time of use or other factors. High volume corporate clients pay P.1.00 per minute, which represents a discount of up to 55.9% from our nominal rate, while other customers that maintain service with us receive discounts of up to 39%, as well as a 50% discount on calls made between 8:00 p.m. and 7:59 a.m. from Monday to Saturday and all day Sunday. In 2003, we introduced "Lada 100," a service that offers a monthly package of 200 domestic long distance minutes for P.100.

International Long Distance Service

We are the leading provider of international long distance telecommunications services in Mexico. International long distance traffic with the United States, Canada, Central America and other countries is carried by a combination of the fiber optic network, microwave transmission, satellite systems and submarine cable. See —*Network*.

Charges for international long distance calls are based on type of service, call duration and the region of the world called. In October 2004, we announced that we would not increase our nominal rates for international long distance service in 2005. Our nominal rates for international long distance service have remained unchanged since March 1999. Customers receive a 33.3% discount on calls made to the United States and Canada between 7:00 p.m. and 6:59 a.m. from Monday to Friday, all day Saturday, and between 12:00 a.m. and 4:59 p.m. on Sunday. More recently, we have introduced "Favorite Lada Destinations" (*Lada Favorito*), a plan offering discounts on calls to cities in the United States pre-selected by customers. In July 2004, we launched "Lada 100 International," which offers 100 minutes per month to the United States and Canada for P.200.

Bilateral agreements with foreign carriers govern the rates of our payment to foreign carriers for completing international calls from Mexico and by foreign carriers to us for completing international calls to Mexico. The rates of payment under such agreements are negotiated with each foreign carrier. Settlements among carriers are normally made monthly on a net basis. Settlement amounts payable to us in respect of calls from the United States to Mexico generally exceed amounts payable by us in respect of calls from Mexico to the United States. As a result, we receive monthly net settlement payments from U.S. carriers. We make monthly net settlement payments to other international carriers taken as a whole.

The international settlement rates that U.S. carriers pay to foreign carriers have been subject to intense downward pressure due to competition and regulatory factors, including initiatives by the United States government. Since 1999, there has been a cumulative reduction of 75.5% in our settlement rates with U.S. carriers. Until July 2004, Mexican regulations required that (i) all carriers pay the same rates, (ii) incoming international calls be distributed among the Mexican carriers in proportion to the outgoing calls they originated and (iii) the Mexican carrier with the largest market share on a particular international route negotiate rates for all Mexican carriers on that route.

In 2004, we paid U.S.$0.037 per minute for northbound (Mexico to the United States) calls and received an average rate of U.S.$0.059 per minute for settling international calls compared with an average rate of U.S.$0.099 per minute in 2003.

We are in the process of negotiating with most of the U.S. carriers new settlement rates for the period beginning January 1, 2005.

We believe that our international traffic volume has been adversely affected by an unauthorized practice in Mexico referred to as "illegal bypass." In the past, companies engaged in illegal bypass because international settlement rates to terminate traffic in Mexico were generally higher than rates for terminating domestic Mexican long distance traffic. The unreported international traffic negatively impacted our revenues by diminishing both the settlement payments we received and our share of the proportional return on incoming traffic. We believe that illegal bypass was primarily responsible for the decline in the number of minutes of our international long distance traffic from 2000 to 2003.

In August 2004, however, Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Because each Mexican carrier is now free to negotiate settlement rates with each foreign carrier, this form of bypass has disappeared.

Our results are increasingly affected, however, by a practice we call local bypass, in which incoming international calls are routed from domestic long distance carriers to local lines other than ours and then connected to our local network for termination. As a result of Mexico's "bill and keep" system, which provides that local carriers do not pay interconnection fees to other local carriers, we do not receive an interconnection fee from these calls. But for local bypass, we would receive a domestic termination fee for completing these incoming calls. Though we have agreed with most local carriers to request regulatory intervention to eliminate illegal local bypass, we believe our interconnection results will continue to be adversely affected by this practice.

Our international long distance revenues are also affected by VoIP technology, which transmits ordinary telephone calls over the Internet. Because calls made through VoIP services bypass our network, we receive neither the interconnection fees nor the termination fees associated with calls made through traditional fixed-line telephony services. Domestic long distance and local revenues are also affected by VoIP technology.

Interconnection

We provide interconnection service pursuant to which (a) long distance, local and cellular carriers operating in Mexico establish points of interconnection between their networks and our network and (b) we carry calls between the points of interconnection and our customers. When a customer of another carrier calls a local service customer of ours, we complete the call by carrying the call from the point of interconnection to the particular customer, and when a local service customer of ours who has preselected a competing long distance carrier makes a long distance call, we carry the call from the customer to the point of interconnection with the relevant carrier's network. We have one rate for interconnecting all categories of carriers and all types of calls.

Corporate Networks

Corporate networks consist of the transmission of voice, video and data between two or more end points using private or virtual circuits. During 2004, the number of line equivalents provided by means of corporate networks increased by 33.2%, to 1,517 thousand. Our principal product offerings for corporate networks are "Ladalinks" (*Ladaenlaces*), Frame Relay and Internet through Internet Protocol / Multi-Protocol Label Switching, or IP/MPLS. Using equipment installed on-site, Ladalinks customers have dedicated network links that transmit information at speeds ranging from 64 Kbps to 622 Mbps. IP/MPLS is a multi-service platform that allows us to provide integrated voice, data and video services, along with Next Generation VoIP services. Frame Relay is a protocol for transmission of data, voice and video over a shared digital network. The speed of Frame Relay transmission ranges from 64 Kbps to 2,048 Kbps. Ladalinks and Frame Relay offer extensive technical assistance and customer support. In addition, we provide networks outsourcing, including network maintenance and support, to major institutions and private companies. We also provide hosting and co-location products, as well as telecommunications network integration services and information systems.

Internet Services

Internet services connect both business and residential customers to the Internet through either a dedicated or dial-up connection. In 2004, the number of Internet customers increased to 1,741 thousand, an increase of 19.9% compared with 2003. Business and residential customers connect to the Internet using telephone lines or broadband connections. We estimate that we are the leading Internet access provider in Mexico in terms of number of subscribers. As of March 31, 2005, the number of Internet service subscribers was 1,855 thousand, compared with 1,521 thousand as of March 31, 2004, representing an increase of 21.9%.

Our broadband service, Prodigy Infinitum, makes it possible for customers to use our high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals, e-mail and protocol conversion. Prodigy Infinitum operates over asymmetric digital subscriber line, or ADSL, technology. In March 2004, we launched the Prodigy Infinitum kit, which provides our customers with all the equipment necessary to set up their own service. At year-end 2004, we had 560 thousand customers using our ADSL broadband services, an increase of 212.5% over 2003. We further expanded our broadband offerings with the launch of "Prodigy Mobile" (*Prodigy Móvil*), a high-speed wireless connection for residential and business customers that connects users to the Internet at speeds up to 11 Mbps at a range that extends 20 and 100 meters. As of December 31, 2004, we also provided 388 public "hot spots" in 58 cities in Mexico at which our clients could obtain wireless access to the Internet.

Prodigy Internet Plus provides a customer with a multi-media personal computer, a personal web page, an e-mail account and two years of unlimited access time for a fixed monthly price. This program accounted for 149 thousand subscribers in 2004, or 12.8% of the total number of Internet access account subscribers at year-end. Our "Prodigy Home" (*Prodigy Hogar*) package, for a lower fixed monthly price than Prodigy Internet Plus, provides customers with a basic personal computer, a personal web page, an e-mail account, three years of unlimited Internet access during off-peak hours and billed access on a per-minute basis during peak hours.

Consistent with our strategy of providing value-added services to maximize the value of residential and business Internet accounts, we introduced two new services in 2004: (i) Prodigy Home with a reduced monthly fee, which provides customers with unlimited Internet access between 6:00 p.m. and 8:00 a.m. from Monday to Friday plus the entire weekend and access for P.0.13 per minute at all other times and (ii) a new Multifon Card function, which allows customers who do not otherwise have Internet access to access the Internet with their Multifon Card for P.0.13 per minute. We also offer Prodigy Internet i-call, a service that notifies customers of incoming calls, "Prodigy Configuration" (*Configurador Prodigy*), a service that provides traveling customers with a connection from anywhere in Mexico at the rate for local calls and Prodigy Patrol, a service that allows Prodigy Internet, Prodigy Internet Plus and Prodigy Infinitum customers to limit access to certain web sites.

Other Services

We provide various other telecommunications and telecommunications-related products and services, including printed and online yellow pages directories, public phones and prepaid cards and Internet portals and e-commerce for consumers and businesses.

Yellow Pages Directories

We offer both a printed and an Internet-based yellow pages directory. During 2004, our yellow pages web site averaged over seven million page views per month. The number of Internet directory users reached over 700 thousand per month in 2004.

Public Telephony and Prepaid Phone Cards

We have several programs to meet the need for different kinds of public telephone service in different areas. We had more than 784 thousand fixed public telephones in operation at December 31, 2004. In the increasingly competitive market to provide telecommunications services, independent operators have installed public telephones for which we provide access. There were 26,512 independently operated public telephones at December 31, 2004, an increase of 20.5% compared with 2003.

In 2004, we sold over 247.5 million prepaid cards under the brand name "Ladatel" for use in public phones and 25.5 million prepaid cards under the brand name "Multifon" for use in public and residential telephones, a decrease of 2.0% from 2003. This represents an average of almost 2.5 cards per Mexican resident. We have installed Internet kiosks in public places so that our customers have access to Internet products and services by using Ladatel cards. Revenues from sales of prepaid cards (based on an estimate of usage) accounted for 5.3% of our consolidated revenues in 2004. In 2004, our revenues from public telephony decreased by 6.0% as a result of intense competition from wireless carriers.

Internet Portals and e-Commerce

In March 2000, we launched T1MSN, an Internet portal that is a 50-50 joint venture between Microsoft Corporation, or Microsoft, and us. T1MSN takes advantage of Microsoft's world-class technologies and our leading infrastructure, operations and regional knowledge to offer users a broad range of services and content in Spanish, such as easy and secure shopping services and enhanced communication features.

We operate a web-based service called Eficentrum, which is a horizontal business-to-business market for the indirect exchange of goods and services. The current volume of transactions has made Eficentrum the biggest horizontal portal in Mexico. We plan to implement other new e-commerce initiatives in different market sectors, thereby continuing to broaden our range of services to the corporate sector.

Network

Our technologically advanced, high-capacity and high-speed, local and long distance fiber optic network, the largest in Mexico, extends approximately 82,700 kilometers, reaches 90% of Mexico's population and has connections via submarine cables with 40 other countries while also connecting most major cities throughout Mexico. As a result of our substantial investment, our network has been 100% digital since 2000, providing a wide variety of telephony, data and video services.

Our network includes digital switching equipment and a digital network infrastructure that includes network access cables and domestic and long distance transmission equipment. In addition, we use advanced routing technology and routers to connect end-users with our network.

We use fiber optic cable to transmit both voice and high bandwidth applications such as video and image data. For network access we use ADSL, a copper modem technology that uses existing phone lines to access the Internet at speeds of up to 10 megabits per second. The network is fully redundant and is supported by fiber optic ground rings, which allow the network to be restored within 50 milliseconds in the event of a system failure. In addition, our digital microwave network serves as a backup to the fiber optic network and as a primary means of transmission in rural areas and small towns where a fiber optic infrastructure is not available. We also have satellite systems that support domestic and international network traffic. In addition, in order to further boost transmission speeds, we use a technology called Dense Wavelength Division Multiplexing, or DWDM, which divides optical fiber signals into multiple wavelengths and allows us to operate our network at speeds of up to 140 gigabits per second.

Core Network

Our core transmission network uses a technology called Next Generation Synchronous Digital Hierarchy, or Next Generation SDH. Transmissions pass through a series of optic rings that give us the unique ability to protect information carried on the network from origin to destination. This level of protection is achieved through the ring's self-repairing mechanism, which prevents equipment and connection failures. This mechanism minimizes the risk of interruption of the signal in the event of any failure in the network.

Additionally, in our core transmission network we have introduced optical cross-connect technology, which is capable of transporting higher volumes of traffic and protecting optical links with different self-recovery schemes to enhance network efficiency and allow for service differentiation.

Telephone communication in our network is controlled by digital local and long distance centers that employ a high degree of protection and load sharing. We also rely on data management technology, which uses voice and data "switches" to manage large amounts of transmitted information in both our telephone and data networks. This technology also gives us the ability to develop and implement advanced telephone applications in a short amount of time.

Our physical network comprises a combination of fiber optic, microwave and copper cable systems and wireless last-mile systems, which connect our clients to the network and allow us to provide our clients with numerous applications and services. Our modernized external copper network is set up to support not only conventional telephone systems, but also modern broadband applications, which also rely on digital technology and result in high data transmission speeds.

We control and monitor our network's performance and traffic levels and manage the routing of traffic and other network functions through centralized network management. This centralized management facilitates geographical expansion of the network and permits the implementation of higher capacity systems. Next Generation SDH technology gives us flexibility in the geographic placement of these switches and enables us to handle significantly more traffic with fewer switches than would a traditional non-digital network.

Next Generation Network

In the face of new challenges arising from the globalization of telecommunications and the development of new technologies, we are transitioning our current network infrastructure to become a Next Generation Network. Our core transmission network uses Next Generation SDH technology, and we are gradually integrating our service and data management systems under a unified network infrastructure with multi-service user ports that have the ability to integrate voice, data and video transmissions into one standardized application. The Next Generation Network will allow us to improve flexibility in offering broadband services, increase efficiency in managing our network and improve the quality of our service.

As part of our transition to a Next Generation Network, we are deploying a new network platform based on data packets, which will permit the creation of multi-service networks to carry different kinds of information in standardized formats. By utilizing such packet technology, we can provide superior local access, network connectivity, data transmission and bandwidth delivery.

As of December 31, 2004, our cumulative investment in the Next Generation Network totaled U.S.$570 million. We have budgeted approximately U.S.$310 million for investment in our Next Generation Network infrastructure.

Billing and Customer Service

For corporate customers, we offer SI@NA, an Internet service that permits customers to analyze their telecommunications spending. Residential customers may also access billing information over the Internet using the "Telmex on-line" (*Telmex en Línea*) service. We provide our customers with a bill format that details their local service usage.

We provide customer service through a network of customer service centers and call centers. These customer service centers have evolved from their traditional purpose as places for payment to become Telmex stores that offer telecommunications products and services. Large corporate customers also receive customer service from dedicated customer service personnel. Through our "Integrated Solutions" (*Solución Integral*) service, we assist corporate customers in meeting their telecommunications needs by providing them with integrated telecommunications solutions consisting of a broad range of telecommunications services. We offer service level agreements to corporate customers that set service standards and guarantee continuity of service.

Competition

The Mexican market for fixed-line domestic and international long distance services was opened to competition beginning in 1996. Thirty-three carriers have been granted licenses to provide long distance service in Mexico, 14 of which are in operation. Alestra (a joint venture led by Alfa, S.A. de C.V., Grupo Financiero BBVA Bancomer, S.A. de C.V. and AT&T Corp.) and Avantel (a joint venture led by Grupo Financiero Banamex and MCI) have made the most substantial investments in infrastructure and marketing. Most competing carriers have been principally focused on the long distance market, although some carriers also provide certain business customers with direct access to their long distance networks using lines leased from us.

The Communications Ministry (*Secretaría de Comunicaciones y Transportes*) has established rules for the determination of interconnection rates between our competitors and us. If we are unable to agree with our competitors on interconnection rates, Cofetel imposes the rates. During the last five years, however, we have agreed on these rates with our long distance competitors. We agreed with our long distance competitors to maintain the same interconnection rates for 2004 and 2005 that have applied since 2002.

Customers are free to choose a competing carrier at any time. An independent organization confirms all requests to change long distance carriers. In addition to pre-subscription, customers eventually may be able to select a long distance carrier on a call-by-call basis by dialing a three-digit prefix. In general, our competitors have focused their attention on obtaining market share in Mexico's most profitable markets, such as the major cities and high-volume users of international and domestic long distance.

Competition in the Mexican market for fixed-line local services began in 1999. As of December 31, 2004, 18 carriers have been granted licenses to provide local fixed wire and wireless telephony and 23 carriers have been granted licenses for cellular and mobile telephony. The 23 carriers are owned by only four companies: Radiomóvil Dipsa, S.A. de C.V., or Telcel, Telefónica Móviles México, S.A. de C.V. and sister companies Grupo Iusacell, S.A. de C.V. and Unefon, S.A. de C.V. At present, there are 11 competitive local operators, primarily in Mexico City and other large cities. Avantel, Axtel and Maxcom are our principal fixed-line competitors. To date, our competitors in local service have focused on servicing first-time customers and providing second lines in new housing, as well as inducing our customers to switch carriers.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. See *—Regulation—Competition*.

The effects of competition on us depend, in part, on the business strategies of competitors, regulatory developments, exchange rates and the general economic and business climate in Mexico, including demand growth, interest rates and inflation. The effects could include loss of market share and pressure to reduce rates for our services.

During December 2004, we estimate our market share in Mexico to be 79.4% in domestic long distance service and 77.6% in international long distance service measured on the basis of total number of billed minutes generated by our local customers making domestic and international long distance calls in cities open to competition. Our market share in Internet access is estimated to be 52.3% of dial-up connections, measured on the basis of the total number of Internet access accounts in Mexico. We believe that, at present, competitors do not have a material share of the market for fixed-line local service, but we expect that this will change as the number of competitors grows and their market strategies develop. In local service and public telephony, we also face competition from cellular carriers, which we estimate had a combined total of 38.4 million cellular lines in service at year-end 2004. We anticipate continued intense competition as mobile carriers promote mobile-to-mobile calls as a cheaper alternative to fixed-to-mobile calls. We also face increasing competition in international and domestic long distance and local services from VoIP, a technology that transmits ordinary telephone calls over the Internet at a cost lower than that associated with traditional fixed-line telephony services.

Regulation

Our business is subject to comprehensive regulation and oversight by the Communications Ministry and Cofetel. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an agency of the Communications Ministry. Regulation and oversight are governed by the Law of General Means of Communication (*Ley de Vías Generales de Comunicación*, or the General Communications Law), the Telecommunications Regulations adopted under such law, the Federal Telecommunications Law (*Ley Federal de Telecomunicaciones*), the Concession and other concessions and license agreements granted by the Communications Ministry. We are also subject to oversight by the Agency of Consumer Protection (*Procuraduría Federal del Consumidor*) and Antitrust Agency (*Comisión Federal de Competencia*).

Set forth below is a summary of certain provisions of the General Communications Law, the Federal Telecommunications Law, the Telecommunications Regulations and our concessions.

General

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Federal Telecommunications Law replaced most of the provisions of the General Communications Law relating to telephone communications, but those provisions of the General Communications Law not specifically addressed in the Federal Telecommunications Law, such as rules governing local and long distance carriers, remain in effect. Regulations implementing particular provisions of the Federal Telecommunications Law have been issued by the Communications Ministry and Cofetel. Regulations implementing other provisions of the Federal Telecommunications Law are pending. The objectives of the Federal Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

In October 2001, the Mexican Congress announced the beginning of a process to reform the Federal Telecommunications Law. Some of the proposals that have been discussed, such as strengthening the regulatory power of Cofetel, stimulating increased investment in telecommunications and increasing competition, could have a material effect on our operations. We are unable to predict whether or when such amendments may be implemented and, if implemented, their effect on our business.

Regulatory Oversight

The Communications Ministry is the Mexican government agency principally responsible for regulating telecommunications services. The Communications Ministry's approval is required for any change in our bylaws. It also has broad powers to monitor our compliance with the Concession, and it may revoke our Concession or temporarily seize or expropriate our assets. The Communications Ministry may require us to supply it with such technical, administrative and financial information as it may request.

The Federal Telecommunications Law provided for the establishment of an administrative agency, Cofetel, to regulate the telecommunications industry. Cofetel commenced operations in August 1996. It is an independent agency within the Communications Ministry, with four commissioners appointed by the Communications Ministry on behalf of the President of Mexico, one of whom is appointed as chairman. Many of the powers and obligations of the Communications Ministry under the Federal Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel. We regularly provide reports to Cofetel on our operations, financial performance and other matters. We are also required to publish our annual network expansion program, and we must advise Cofetel of the progress of our expansion program on an annual basis.

Mexican law gives certain rights to the Mexican government in its relations with concessionaires and provides that when the concession expires we may not sell or transfer any of our assets unless we give the Mexican government a right of first refusal. If the Mexican government declines to exercise its right, our unions also have a right of first refusal. In addition, Mexican law permits the Mexican government to expropriate our assets in certain circumstances.

Concessions

Under the Federal Telecommunications Law and the Telecommunications Regulations, a provider of public telecommunications services must operate under a concession granted by the Communications Ministry. Such a concession may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide public fixed-network local and long distance services has a term for up to 30 years and may be extended for additional 30-year terms. Our Concession was granted in 1976 and amended in August 1990, and will expire in 2026. Our subsidiary Telnor holds a separate concession in two states in northwestern Mexico, which will expire in 2026. The material terms of the Telnor concession are essentially the same as the Concession.

Operators of private networks that do not use electro-magnetic frequencies are not required to obtain a concession to provide private telecommunications services but are required to obtain approval from the Communications Ministry.

In addition to the Concession, we currently hold concessions for the use of frequencies to provide wireless local access and point-to-point and point-to-multipoint transmission, which we obtained from Cofetel through a competitive bidding process. These concessions are granted for a term up to 20 years and may be extended for additional 20-year terms.

Termination of the Concession

The Concession provides that it will remain in force until 2026 and that we may renew it for an additional 15 years, subject to additional requirements the Communications Ministry may impose. Thereafter, it may be renewed for successive 30-year terms as provided under the Federal Telecommunications Law.

The Concession provides that upon its expiration the Mexican government is entitled to purchase our telecommunications assets at a price determined on the basis of an appraisal by a public official, and the Telecommunications Regulations provide that upon expiration of the Concession the Mexican government has a right of first refusal to acquire our telecommunications assets. The General Communications Law, however, provides that upon expiration of the Concession our telecommunications assets will revert to the Mexican government free of charge. There is substantial doubt as to whether the provisions of the Concession and the Telecommunications Regulations would prevail, and accordingly there can be no assurance that upon expiration of the Concession our telecommunications assets would not revert to the Mexican government free of charge.

The General Communications Law and the Concession include various provisions under which the Concession may be terminated before its scheduled expiration date. Under the General Communications Law, the Communications Ministry may cause early termination of the Concession in certain cases, including:

- failure to expand telephone services at the rate specified in the Concession;
- interruption of all or a material part of the services provided by us;
- transfer or assignment without Communications Ministry approval of the Concession, the rights provided under the Concession or any asset used to provide telephone service;
- violation of the prohibition against ownership of our shares by foreign states;
- any material modification of the nature of our services without prior Communications Ministry approval; and
- breach of certain other obligations under the General Communications Law.

In addition, the Concession provides for early termination by the Communications Ministry following administrative proceedings in the event of:

- a material and continuing violation of any of the conditions set forth in the Concession;
- material failure to meet any of the service expansion requirements under the Concession;
- material failure to meet any of the requirements under the Concession for improvement in the quality of service;
- engagement in any telecommunications business not authorized under the Concession and requiring prior approval of the Communications Ministry;
- following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their telephone networks to our telephone network; or

- our bankruptcy.

Under the Federal Telecommunications Law, our concessions could be terminated if: (i) the term of any concession expires; (ii) we resign our rights under any concession; (iii) the Mexican Government through the Communications Ministry expropriates any of the concessions; (iv) we are liquidated or become bankrupt; or (v) the Communications Ministry revokes any of the concessions. Our assets and rights under the concessions may also be temporarily seized by the Communications Ministry.

The General Communications Law provides that in the event of early termination of the Concession for specified causes, including violation of the prohibition on ownership of our shares by foreign states, we would forfeit all of our telecommunications assets to the Mexican government. In the event of early termination of the Concession for any other cause, the General Communications Law provides that a portion of our telecommunications assets would revert to the Mexican government free of charge, and that we may be required to dismantle the remaining portion. There is substantial doubt as to whether the provisions of the Concession and the Telecommunications Regulations regarding the consequences of expiration of the Concession would apply to mitigate the provisions of the General Communications Law in the event of early termination.

Dominant Carrier Regulations

The Federal Telecommunications Law provides that if a company is determined to be dominant in a relevant market, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider. In February 1998, the Mexican Competition Commission, or MCC, issued a resolution confirming its determination that we are a dominant carrier in the following markets: (i) local telephone service, (ii) access service, (iii) inter-urban transport, (iv) domestic long distance service and (v) international long distance service. This 1998 resolution was held unconstitutional in May 2001.

In September 2000, Cofetel adopted specific regulations, which we refer to as the dominant carrier regulations, applicable to us as a dominant carrier. The September 2000 Cofetel resolution to adopt these regulations was nullified in May 2002. The dominant carrier regulations applied to the five markets identified by the MCC in 1998, and also to certain other services, including directory assistance, operator services and billing and collection services. They imposed standards for the quality of our services, and required that we prepare and provide specific information and specific tariff regulations. We have met or exceeded the standards established in the former regulations on quality of services and on information, and we believe we will be able to continue doing so without significant cost or competitive impact.

The most significant elements of the dominant carrier regulations were the following three specific rules on tariffs:

- First, our prices for covered services must always exceed a floor price based on "total average costs." The Concession says our price for any service must exceed the "average incremental cost," and while the methodology for determining total average costs is not clear, it would presumably result in a higher floor price for the services to which it applies.

- Second, the regulations prohibit any rate or rate package that reduces our operating margin in a competitive market, except as a defensive response to competitors' rates that present a risk of substantial loss of market share.

- Third, prices for services (other than interconnection) that we provide to other carriers would, for the first time, be subject to prior approval of Cofetel.

It is difficult to assess the impact these regulations would have had on tariffs or competition, in part because neither the methodologies nor the procedures were fully specified. We believe, however, that if similar rules were implemented in the future, they would, to some degree, reduce our flexibility to adopt competitive tariff policies.

After the MCC issued the February 1998 resolution, we commenced constitutional proceedings in the Mexican federal courts challenging the validity of the resolution, and we commenced a proceeding in the Mexican federal courts challenging the validity of the dominant carrier regulations. We asserted that they constituted a unilateral amendment of the terms of our Concession, which we believe is not permitted under the Mexican constitution or the terms of the Concession itself. We also asserted that the determination that we are a dominant carrier, on which Cofetel's power to issue these regulations was predicated, was flawed because the MCC made its determinations in 1997 in reliance on earlier findings that were out of date, and because its determinations did not extend to all the markets covered by the dominant carrier regulations. Finally, we objected to the specific tariff regulations imposed by the dominant carrier regulations on a variety of grounds, including that they gave Cofetel excessive discretion, that they would unfairly burden competition and that they did not adequately permit us to recover our investments in infrastructure.

Following several appeals, the February 1998 resolution of the MCC was held unconstitutional in May 2001. It is our assertion that all subsequent rulings by Mexican government agencies (including Cofetel) that relied upon the 1998 resolution are also unconstitutional. We filed petitions to have dominant carrier regulations based on the 1998 resolution declared unconstitutional, and in May 2002, several resolutions issued by the MCC and Cofetel were nullified, including the September 2000 Cofetel resolution adopting the dominant carrier regulations.

In May 2001, the MCC addressed the defect of the February 1998 resolution and issued a new resolution with the same terms in which it concluded that we are a dominant carrier in the same five markets. This resolution was affirmed by the MCC following an appeal, and in September 2001, we commenced constitutional proceedings in the Mexican federal courts challenging the validity of this new resolution. In July 2003, a Mexican federal court held that certain aspects of the MCC's second dominant carrier resolution were invalid, although the MCC sought further review. In April 2004, a Mexican federal court decided in favor of our constitutional challenge to the resolution and declared the resolution invalid. In September 2004, the MCC issued additional resolutions in which it again concluded that we are a dominant carrier, and in October 2004, we again commenced constitutional proceedings in the Mexican federal courts challenging the validity of the new resolutions. We cannot predict whether our constitutional challenge will be successful or if it is successful whether the MCC or Cofetel will issue new resolutions or regulations that are substantially similar to the prior dominant carrier resolutions or regulations that were nullified.

Rates

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide that the basis for setting rates of a telecommunications concessionaire is set forth in its concession.

Under the Concession, our rates in any period for basic telephone services, including installation, monthly rent, measured local service and long distance service, are subject to a ceiling on the price of a "basket" of such services weighted to reflect the volume of each service provided by us during the preceding period. There is also a price floor based on our average long run incremental cost. Within this aggregate price cap, we are free to determine the structure of our own rates. We must publish our rates and register them with Cofetel before they may take effect.

The price cap varies directly with the Mexican National Consumer Price Index, permitting us to raise nominal rates to keep pace with inflation, subject to consultation with the Communications Ministry. Since the beginning of 2001, we have not raised our nominal rates. Under the Concession, the price cap is also adjusted downward periodically to pass on the benefits of increased productivity to our customers. The Concession fixed the adjustment for 1998 and 1999 at 0.74% per quarter in nominal terms, and requires the Communications Ministry to set a new periodic adjustment for every four-year period so as to permit us to maintain an internal rate of return equal to our weighted average cost of capital. The Communications Ministry fixed the adjustment per quarter in nominal terms at 1.11% for 1999-2002 and at 0.74% for 2003-2006.

For services extending beyond basic telephone service, under the Concession we are permitted to set our prices free of rate regulation. These services include data transmission, directory services and services based on digital technology, such as caller ID, call waiting, speed calling, automatic redialing, three-way calling and call forwarding. We are required to register the rates of value-added services on an annual basis.

Competition

The Telecommunications Regulations and the Concession contain various provisions designed to introduce competition in the provision of communications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by us under the Concession. There are currently 14 competing long distance carriers operating in Mexico and concessions have been granted to a total of 33 long distance companies, all of which also have concessions for international long distance services. As of December 31, 2004, there were 18 fixed-line local operators that have been granted licenses, primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large cities. See *—Mexican Operations—Competition.* Concessions are not required to operate certain private local telecommunications networks or to provide value-added services, although other authorizations may be required.

The Federal Telecommunications Law provides that the Communications Ministry may authorize the resale of telecommunications services. Though no regulations have yet been adopted implementing that provision of the law, we expect the Mexican government to introduce new regulations regarding resale by the end of July 2005.

In 2003, the Communications Ministry expanded the concessions granted to cable television operators to permit them to provide bi-directional transmission of data. In addition, in 2004, the Communications Ministry began to permit cable operators to provide signal-transmission services to local fixed-line operators and data and broadband Internet Services to the Mexican public. Our Concession permits us to distribute, with prior authorization, television signals through our network to companies authorized to provide television services to the public, but we are not allowed to hold a concession to provide television signals to end users.

With respect to international long distance services, Cofetel rules cover matters such as international interconnection and mechanisms for routing calls into and out of Mexico. Currently, international traffic must be carried by Mexican concessionaires and through authorized international gateways consistent with Cofetel's international long distance rules.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. In particular, the MCC has determined that we are a dominant provider of certain telecommunications services, though our appeal of this determination is pending. Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. As discussed above, Cofetel has adopted specific regulations applicable to us as a dominant carrier, although these regulations were later nullified by a Mexican federal court. The MCC has repeatedly ruled that we have engaged in "relative" anti-competitive practices, which are less significant violations than "absolute" anti-competitive practices and carry lower fines. Most of these resolutions have been declared null and void by federal courts or withdrawn by the MCC.

In August 2000, the United States initiated a World Trade Organization, or WTO, dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. The allegations related to our status as a dominant telecommunications provider in Mexico and the interconnection fees and charging mechanisms for international calls.

On June 1, 2004, the United States and Mexico announced that they had mutually agreed to resolve the dispute. Under this agreement, Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Mexico also agreed to introduce new regulations authorizing the resale of outgoing international long distance services in 2005. In addition, the United States recognized that Mexico will continue to restrict international simple resale, or the use of leased lines to carry cross-border calls. We expect that the changes in regulation will likely affect our business and competition in the future, and in particular, that the authorization of resale of telecommunications services will put downward pressure on the prices we charge our customers for those services.

Interconnection

We are required under the Federal Telecommunications Law to permit any other long distance concessionaire to connect to our network in a manner that enables customers to choose the network by which their long distance calls are carried. Cofetel rules governing the interconnection rights and obligations of local service concessionaires require local service concessionaires to provide interconnection on a nondiscriminatory basis to any other concessionaire.

The Concession provides that other terms of interconnection, including fees, are to be negotiated between us and each other long distance carrier, and that, in the event the parties are unable to agree, the Communications Ministry may impose terms on us and the other carriers. We were unable to agree with our competitors on interconnection rates for 1997 through 2000, and accordingly Cofetel imposed rates. The interconnection fees imposed by Cofetel were the subject of numerous legal challenges. We also brought proceedings contesting our obligation to renew the existing service agreements with competing carriers based on the new interconnection tariffs, on the grounds that the carriers had not honored the current agreements.

Since 2002, we have agreed with competing long distance carriers to an interconnection rate of U.S.$0.00975 per minute and per interconnection point. This rate will apply through December 31, 2005.

NON-MEXICAN OPERATIONS

Through our subsidiaries, we provide voice, data and Internet services in Brazil, Chile, Argentina, Peru and Colombia. The revenues of our non-Mexican operations represented 11.4% of our consolidated revenues for 2004. These operations derive from our acquisition of AT&T Latin America Corp. in February 2004 for U.S.$196.3 million (with operations in all five countries), Techtel-LMDS Communicaciones Interactivas, S.A. in April 2004, Chilesat Corp. S.A. and Metrored Telecommunicaciones S.R.L. in June 2004 and Embratel in a series of transactions beginning in July 2004.

The following table sets forth selected financial information for the year ended December 31, 2004 expressed as a percentage of our total consolidated group. For our operations in Brazil and other countries outside Mexico, all of which were acquired during 2004, the table includes financial information subsequent to the date of consolidation.

	Year Ended December 31, 2004 (in millions of constant Mexican pesos as of December 31, 2004, except percentages)				
	Mexico	Brazil[1]	Other Countries[2]	Total	Consolidated
Revenues	88.6%	9.8%	1.6%	100.0%	P. 138,802
Operating income	99.2%	0.9%	(0.1)%	100.0%	43,656
Assets[3]	79.2%	19.5%	1.3%	100.0%	P. 418,341

(1) We began consolidating the results of companies holding the assets of AT&T Latin America in Brazil on March 1, 2004, and began consolidating the results of Embratel Participações S.A. on August 1, 2004.
(2) The other countries in which we have operations are Chile, Argentina, Peru and Colombia. We began consolidating the results of companies holding the assets of AT&T Latin America in each these countries on March 1, 2004. In Chile, we began consolidating the results of Telmex Corp. S.A. on July 1, 2004. In Argentina, we began consolidating the results of Techtel-LMDS Communicaciones Interactivas, S.A. on May 1, 2004, and began consolidating the results of Metrored Telecommunicaciones S.R.L. on July 1, 2004.
(3) Assets include plant, property and equipment (on a gross basis), construction in progress, advances to suppliers and inventories for operation of the telephone plant. See Note 18 to our consolidated financial statements.

Brazil

Embratel Participações and Telmex do Brasil

Embratel Participações S.A., or Embratel, and Telmex do Brasil Ltda. are our principal subsidiaries in Brazil.

Of our revenues from our Brazilian operations in 2004, over 70% was attributable to voice services, approximately 25% was attributable to data services and the remainder was attributable to other services. Voice services include domestic and international long distance and local service. Data services include data and Internet services. Other services include the transmission of television and radio, telex and mobile satellite communications services.

We own 95.1% of the voting stock and 45.4% of the non-voting stock of Embratel (63.9% of the total capital stock) as a result of a series of transactions in 2004 and 2005. In July 2004, we purchased 51.8% of the voting stock of Embratel from MCI for a cash purchase price of U.S.$400 million. We purchased additional voting stock through a mandatory tender offer in December 2004 and both voting and non-voting stock in various subscriptions from March to May 2005 in Embratel's approximately U.S.$700 million capital increase.

Through its subsidiaries, Embratel is one of the leading providers of communications services in Brazil. Of its total revenues in 2004, approximately 57% were derived from corporate customers, and the remainder from residential customers. Its principal service offerings include domestic and international long distance, data communications, local and other services. Through its high-speed data network, it offers a broad array of products and services to a substantial number of Brazil's 500 largest corporations. Telmex do Brasil provides telecommunications services to corporate customers in Brazil's largest cities including Rio de Janeiro and São Paulo, complementing Embratel's business in those cities.

The Brazilian domestic and international long distance markets are increasingly open to full competition, and competitors have gained market share at Embratel's expense and are placing pressure on its prices and competing for attractive customers in its long distance and data businesses. To respond, Embratel is pursuing a marketing strategy to attract and retain customers and develop its customer base. Embratel is promoting price clarity, implementing win-back programs and tailoring marketing campaigns to each region.

Embratel was founded in 1965 and later became the long distance subsidiary of Telebrás, the Brazilian government-owned telephone company. In 1998, Telebrás was broken up into 12 new holding companies, which were then privatized, including one holding company, Embratel, for the domestic and international long distance operator. After the opening up of the Brazilian local service market, Embratel began providing local telephone services in 2002. In 2003, Embratel acquired Vésper Holding S.A. and Vésper Holding São Paulo and their subsidiaries, wireless local loop local service and broadband data operators with operations in São Paulo and 16 other Brazilian states. Through its subsidiary Star One, Embratel is also Brazil's leading provider of satellite services, with applications including broadcasting, broadband data and telephony. Star One currently has four satellites in orbit, which cover the entire territory of Brazil as well as Argentina, Uruguay and Paraguay. Embratel expects to replace one of its satellites in the second half of 2006 with a new satellite that will also provide coverage over South America, as well as part of Florida.

Embratel owns the largest long distance telecommunications network in Latin America and the largest network of broadband fiber optic transmission systems in Brazil. The network, which connects all of the regional fixed-line and cellular operators throughout Brazil, uses a 100% digital switching system for voice and data and packet-switched data communications, asynchronous transfer mode, or ATM, and frame relay for data and Internet services. The domestic long distance and international transmission facilities extend to all 26 states and the Federal District of Brazil and include fiber optic, digital microwave, satellite and copper wireline networks.

Telmex do Brasil's network extends to seven major cities in Brazil and has points of presence, or POPs, for data and voice services in two other cities. POPs are nodes that are extensions of a network that permit access to customers in cities where a provider does not have metropolitan networks. The network is based on fiber optic cable and like Embratel's, uses primarily ATM transport technology.

Regulation

The Brazilian Telecommunications Law provides a framework for telecommunications regulation. Pursuant to Article 8 of the Telecommunications Law and Decree No. 2,338 of October 7, 1997, the primary regulator of Embratel and Telmex do Brasil is Anatel.

Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or an authorization. Concessions are granted for services in the public regime and authorizations are granted for services in the private regime.

Embratel's concession for the provision of long distance service is subject to certain obligations and is valid until 2005. Prior to its expiration in 2005, the concession may be renewed for an additional 20 years. In the event that the concession is not renewed or is revoked by Anatel, all assets relating to the provision of services under the concession revert to the Brazilian government. In June 2003, Anatel established the basic terms for the renewal of the concession contracts. Embratel formally notified Anatel of its intention to renew the concession contract on these terms, but the new concession contract has not yet been signed.

The initial grant of the concession to Embratel did not require payment of a fee. After December 31, 2005, Embratel is required to pay a fee every two years equal to 2% of annual net revenues from the provision of switched fixed telephone services in the prior year (excluding taxes and social contributions). This requirement will last throughout the 20-year renewal period.

Since the privatization of the Brazilian telecommunications system, concessionaires have been required to meet certain universal service and quality targets. Failure to meet these targets carries the possibility of fines and penalties from Anatel.

After the privatization of the Brazilian telecommunications system, authorizations were granted to new competitors wishing to offer switched fixed telephone services in the private regime, including local, intra-regional long distance, inter-regional long distance and international long distance services. Providers granted authorizations are not subject to the same obligations concerning network expansion (universal service obligations) and continuity of service as those applicable to concessionaires providing switched fixed telephone services in the public regime, although individual authorizations may contain certain related obligations. There are no limitations on the number of authorizations that may be granted. In July 2002, AT&T do Brasil Ltda., now Telmex do Brasil, obtained authorizations to provide local switched fixed telephony services and domestic and international multimedia communications services, which allow it to provide facilities-based voice services. The switched fixed telephony license for local service includes the seven largest business centers in the country.

Embratel's concession establishes a mechanism of annual rate adjustment, based on rate baskets and an adjustment for inflation. Anatel defines rate baskets for local, intra-regional long distance, inter-regional long distance and international long distance services. While the weighted percentage increase for the entire basket is capped by Anatel, tariffs for individual services within the basket may be increased at Embratel's discretion. Because Telmex do Brasil operates under an authorization granted by Anatel and not a concession, the rates it charges its customers are not regulated by Anatel. However, Telmex do Brasil is required to publish its rates for fixed-line telephone service in Brazilian newspapers.

Competition

The strongest operators in Brazil's telecommunications market are the companies that were broken off from Telebrás, the former government-owned telephone company, upon its privatization, Telefônica (formerly Telesp), Brasil Telecom (formerly Tele Centro Sul) and Telemar (formerly Tele Norte Leste). Following the privatization of Telebrás, three "mirror companies" were created by the auction of mirror licenses to provide local services over public switched networks in the same geographic areas served by the incumbent carriers. In 2003, Embratel acquired Vésper and Vésper São Paulo, two of the three mirror companies. Global Village Telecom holds the third mirror license for local service. Intelig holds a mirror license for the provision of intra-regional, inter-regional and international long distance service, in competition with Embratel.

Since 2002, the Brazilian federal government has been authorized to grant an unlimited number of authorizations for the provision of any type of telecommunications service. Embratel was granted a nationwide license in August 2002 to provide local telephone service after it met certain universal service requirements.

Embratel's principal competitors vary by region and type of service. In northern and eastern Brazil, Embratel competes with Telemar and CTBC Telecom for local services and Telemar and Intelig for long distance services. In southern and western Brazil, Embratel competes with Telefônica for local services and Telefônica and Intelig for long distance services. In São Paulo, Embratel competes with Brasil Telecom and Global Village Telecom for local services and Brasil Telecom and Intelig for long distance services.

Investment in Net Serviços de Comunicação S.A.

We own a non-controlling interest in Net Serviços de Communicação S.A., or Net, the largest cable television operator in Brazil. As of December 31, 2004, Net had approximately 1.4 million connected cable television subscribers and 184 thousand subscribers to its high-speed cable modem Internet access service. Net had total revenues of U.S.$518 million (P.5,835 million) and net income of U.S.$17 million (P.192 million) during 2004.

We acquired our interest in Net in 2005 pursuant to agreements with Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, Globo). After a series of transactions, we own (a) 49% of the voting interests and all of the non-voting interests in GB Empreendimentos e Participações S.A., or GB, a special-purpose company that owns 51% of the voting shares of Net and (b) 37.4% of the voting and 7.7% of the non-voting shares of Net. Globo owns the remaining 51% of the voting interests in GB.

The total cost of these transactions was U.S.$313 million (P.3,526 million). Our total direct and indirect equity interest in Net is 37.1% (calculated by multiplying the shares of Net held by GB by our percentage equity interest in GB, and adding the shares we own directly in Net).

Under current Brazilian law governing cable operators, because we are not controlled by Brazilian persons we are not permitted to control Net. Globo owns a majority of the voting interests in GB, which owns a majority of the voting shares of Net. We have agreed that if Brazilian law changes to allow us to own a controlling interest in Net, we have the right to purchase an additional interest in GB to give us control of 51% of the voting shares of Net, and Globo has the right to cause us to purchase such interest.

Possible Transactions with Embratel

We are formally evaluating whether we should sell Telmex do Brasil and our 37.1% equity stake in Net to Embratel. We believe there might be advantages to this, because of the complementarity and possible synergies among these businesses. We would expect to receive new ordinary shares of Embratel as consideration for the acquisition of Telmex do Brasil and our interest in Net. These transactions would present a number of important issues, including the price in shares Embratel would pay and the procedures we and Embratel would follow to negotiate and approve the transaction while protecting the interests of Embratel's other shareholders. As a result, there can be no assurance as to whether any such transaction will occur or, if it does occur, on what terms or on what timetable.

Chile

In February 2004, we acquired substantially all of the assets of AT&T Latin America including those of AT&T Chile Holding S.A., which was renamed Telmex Chile Holding S.A., or Telmex Chile.

In April 2004, we acquired an approximately 40% interest in Chilesat Corp. S.A., or Chilesat, for U.S.$47 million from Redes Ópticas, S.A. and Redes Ópticas (Cayman) Corp., entities owned by Southern Cross Latin American Private Equity Fund L.P. and GE Capital Equity Investments. Ltd. Pursuant to a cash tender offer required by Chilean law, in June 2004 we purchased an additional 59.3%, increasing our ownership of Chilesat to 99.3%. We changed the name of Chilesat to Telmex Corp. S.A., or Telmex Corp.

We provide voice, Internet and data services to more than 500 thousand corporate and residential customers in Chile. In 2004, we integrated the operations of Telmex Corp. and Telmex Chile. To corporate customers, we provide local service, private long distance networks, virtual private networks, Internet services and other value-added services, as well as video and audio satellite links for broadcasting corporations. For residential customers, in addition to local service, we are focusing on long distance and Internet services, including value-added services with the goal of increasing our overall profitability. Our multi-service platform, IP/MPLS, allows us to provide integrated voice, data and video services, along with Next Generation VoIP services.

Our fiber optic network comprises more than 4,200 kilometers of physical cable, which cover the continental territory of Chile from Arica to Santiago, Santiago to Valparaiso and Santiago to Valdivia. In 2002, to cover the segment between Valparaiso and Puerto Montt, a capacity exchange was carried out with Telefônica del Sur S.A. In the southern regions of the country, we use a satellite platform. We also own and operate metropolitan fiber networks covering Santiago and Chile's other major cities.

Of our revenues from our Chilean operations in 2004, almost two-thirds were attributable to voice services, approximately one-third was attributable to data and Internet services and the remainder was attributable to other services. Telmex Corp. and Telmex Chile together have a market share of 33.3% in the national long distance market, 10.8% in the international long distance market and 1.7% in the local service market.

The General Telecommunications Law (No. 18,168) of 1982, as amended, established the legal framework for the provision of telecommunications services in Chile. The law established the rules for granting concessions and permits to provide telecommunications services and for the regulation of rates and interconnection. The main regulatory agency of the Chilean telecommunication sector is the Ministry of Transportation and Telecommunications, which acts primarily through the Undersecretary of Telecommunications, or SUBTEL.

We hold licenses to provide local service, domestic and international long distance service, data services and value-added services.

We face strong competition in all of our business segments and we compete with Telefônica CTC Chile, the ultimate parent of which is Telefônica S.A., Entel S.A. and five other carriers. This competition has mainly been vigorous in international and national long distance public markets since implementation of the multicarrier system, which requires local telephone companies to provide facilities that allow long distance carriers to access the local telephone network on an equal access basis. We, Entel and other similar companies compete on an equal access basis in the national long distance and international long distance Chilean market.

Although competition remains strong, the Chilean long distance industry has demonstrated signs of increased stability due to the settlement of legal and operational disputes among competitors, mergers between certain facilities and non-facilities-based carriers and the existence of the Long Distance Carriers' Association, an institution dedicated to solving the various problems of the industry.

Argentina

Techtel-LMDS Comunicaciones Interactivas, S.A., or Techtel, provides data, Internet and voice services in Argentina. Telmex Argentina S.A. provides data, Internet and voice services to corporate customers in Argentina's largest cities. Our principal subsidiaries in Argentina are Telmex Argentina, Techtel and Metrored Telecommunicationes S.R.L., or Metrored. Metrored operates fiber optic rings in metropolitan areas that provide "last mile" access to reach our customers.

Through its digital fiber optic network, Telmex Argentina offers local, long distance, data and Internet access to corporate and residential customers. Through its two data centers it also offers data administration and hosting, among other services.

In April 2004, we acquired an 80% indirect interest in Techtel in two separate purchases. We acquired a 20% interest from an affiliate of Techint Compañia Técnica Internacional S.A.C.I., or Techint, one of Argentina's largest industrial groups, for U.S.$25 million. We subsequently acquired a 60% interest from America Móvil, on the same pricing terms, for U.S.$75 million. In June 2004 we capitalized Techtel with U.S.$26.2 million to buy Metrored and to repay debt of Techtel. This capitalization increased our ownership of Techtel by 3.4%.

After the capitalization, the Techint affiliate continued to hold the remaining 16.6% indirect interest in Techtel. Pursuant to an agreement with the Techint affiliate, on June 23, 2005, we exercised our right to acquire an additional interest in Techtel of approximately 10% for which we paid U.S.$15 million, increasing our ownership to 93.4%. Pursuant to a further agreement with the Techint affiliate, we have a right to acquire, and the Techint affiliate can cause us to acquire, in 2007, its remaining 6.6% indirect interest in Techtel for U.S.$10 million. In addition, we have agreed to pay Techint's affiliate, Tecnologia en Servicios Urbanos—TESUR S.A., a U.S.$6 million consulting fee for management services to be rendered through December 2006.

Techtel operates a local multipoint distribution service, or LMDS, and fiber optic network in Argentina, providing voice, data and video transfer services and other related telecommunications services. LMDS is a wireless broadband technology that uses radio signals to transmit voice, video and data. Techtel began providing long distance fixed-line voice services and call center support in December 2000 and launched local fixed-line voice services in August 2001. In June 2004, Techtel acquired a controlling interest in Metrored, which has one of the largest fiber optic networks in Buenos Aires.

We have a fiber optic network of over 4,000 km that covers thirteen cities in Argentina and reaches approximately 68% of its population. Our voice network covers approximately 46 cities.

Of our revenues from our Argentine operations in 2004, over one-half was attributable to voice services, approximately 40% was attributable to data services and the remainder was attributable to other services.

We hold licenses to provide local, domestic and international long distance telephone service, public telephony, data services, value-added services and video conferencing.

Peru

Through Telmex Perú S.A., we provide domestic and international long distance services, public telephones, and data, Internet and hosting services to corporate and residential customers in Peru through a fiber optic network.

Revenues of our Peruvian operations for the full year 2004 were P.465.7 million, of which nearly two-thirds were attributable to voice services, approximately one-third was attributable to data services and the remainder was attributable to other services.

The main regulatory agency of the Peruvian telecommunications sector is the Ministry of Transportation and Communication. Telmex Perú holds concessions to provide local, domestic and international long distance service.

Our main competitor in fixed local telephony services, public telephone services, data services and Internet services is Telefónica del Perú, S.A., and in long distance telephony services our main competitors are Americatel Perú S.A., a Telecom Italia Group affiliate, and Telefónica del Perú.

Colombia

Through Telmex Colombia S.A., we provide data and Internet services to corporate clients in Colombia through a metropolitan and inter-city fiber optic network.

Of our revenues from our Colombian operations for 2004, over 90% was attributable to data and Internet services and the remainder was attributable to other services.

We hold licenses to provide local, domestic and international long distance service, mobile telephone service, data services, value-added services and video conferencing.

United States

In April 2003, the U.S. Federal Communications Commission, or FCC, granted our U.S. subsidiary, Telmex USA, a facilities-based authorization that permits Telmex USA to install and operate telecommunications facilities in the United States. Telmex USA also holds an FCC authorization to resell long distance services in the United States. As a result of our acquisition of the assets of AT&T Latin America and of Embratel, we hold two additional facilities-based and resale-based authorizations. We are in the process of evaluating potential future operations in the United States.

CAPITAL EXPENDITURES

The following table sets forth, in constant pesos as of December 31, 2004, our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2004:

	Year ended December 31,		
	2004	2003	2002
	(in millions of constant pesos as of December 31, 2004)		
Data, connectivity and transmission network	P. 3,686	P. 3,565	P. 3,199
Internal plant	8,369	1,639	2,369
Outside plant	5,359	2,588	3,396
Systems	839	695	1,014
Other	2,121	2,242	2,250
Total capital expenditures	P. 20,375	P. 10,728	P. 12,227

Our investment in capital expenditures increased by 89.9% in 2004 due to an increase in our investments in Mexico and the inclusion of the investments made by our non-Mexican subsidiaries following our consolidation of the respective businesses.

We have budgeted capital expenditures in an amount equivalent to approximately U.S.$2.14 billion for the year 2005, including U.S.$1.55 billion in Mexico, U.S.$473 million for Embratel principally for investments related to the C1 and C2 satellites and U.S.$117 million for our other operations in Brazil, Argentina, Chile, Peru and Colombia. See *Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources*.

OTHER MATTERS

Investments

General

We occasionally make investments and joint ventures in telecommunications-related businesses within and outside Mexico. To date in 2005, we have made investments totaling U.S.$924 million, including U.S.$611 million in Embratel through subscription to its capital increase and U.S.$313 million to acquire a 37.1% equity interest in Net. We also invest in publicly traded equity securities of companies in technology and communications businesses. At December 31, 2004, we had U.S.$658 million of marketable securities on our balance sheet. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income.

MCI, Inc.

Through a wholly owned subsidiary, we invested in several series of bonds of MCI's predecessor, WorldCom, Inc. As of December 31, 2003, we held approximately U.S.$1,759 million in face amount of the bonds, with a market value of approximately U.S.$589 million at such date.

In April 2004, MCI emerged from bankruptcy pursuant to a reorganization plan approved by the U.S. bankruptcy court in October 2003. Under the reorganization plan, in exchange for our bonds, we received approximately 25.6 million shares of common stock of MCI, which represented approximately 8.1% of MCI's outstanding common stock. Other parties that may be deemed to be under common control with us held an additional interest of approximately 5.7% of MCI's outstanding common stock.

On April 9, 2005, we and certain parties related to us entered into an agreement with Verizon Communications Inc. and certain of its subsidiaries, together Verizon, to sell to Verizon our entire interest in common shares of MCI for a cash purchase price of U.S.$25.72 per share. We received approximately U.S.$660 million for our 25.6 million MCI shares on May 17, 2005. We expect to recognize a gain of close to U.S.$58 million before taxes, which is in addition to gains recognized in prior periods. If, on the third trading date prior to the first anniversary of this agreement, Verizon Communications's average stock price for the preceding 20 trading days exceeds U.S.$35.52 per share (subject to adjustment in certain circumstances), we will be entitled to receive an additional cash payment per share equal to approximately 72.4% of the excess. The additional cash payment to which we will be entitled will be capped at approximately U.S.$19.54 per share if Verizon Communications's planned merger with MCI has been consummated by the third trading date prior to the first anniversary of our agreement with Verizon.

Property, Plants and Equipment

We have transmission facilities, exchanges, outside plant and commercial and administrative offices throughout Mexico. We own most of the locations of our exchanges and offices and lease other locations. We hold a small number of operating properties under financial leases, but the aggregate amount of such financing is not material to our operations as a whole. We carry casualty insurance against loss or damage to buildings, equipment contained in buildings and outside plant, including our fiber optic network. Outside Mexico, we hold additional facilities and offices in Brazil, Chile, Argentina, Peru and Colombia.

We have purchased equipment from a variety of suppliers, and there are sufficient alternative sources of equipment so that interruption of any source would be unlikely to cause a significant disturbance to our operations or our investment plan.

The Telmex Foundation

Since 1996, we have sponsored a philanthropic foundation called Fundación Telmex, A.C., or the Telmex Foundation, which is active in the charitable areas of education, health, justice and culture. We do not consolidate the Telmex Foundation in our financial statements. We contributed P.578 million in 2001. We did not contribute to the Telmex Foundation in 2002, 2003 or 2004, and do not expect to contribute to the Telmex Foundation in 2005. The assets of the Telmex Foundation are devoted only to its charitable activities, and our contributions are deductible for purposes of the Mexican Income Tax Law.

During 2004, the Telmex Foundation provided over 10,000 scholarships, donated over 3,300 personal computers and over 2,800 printers, and provided approximately 2,750 eyeglasses for children. The Telmex Foundation also works in conjunction with the Mexican government's health agencies in providing specialized health care to people in remote areas through a surgery program that funded treatment for over 28,700 patients in 2004. The Telmex Foundation also works to increase participation in organ donor registries. In cooperation with non-governmental organizations, the Telmex Foundation provided assistance to nearly 7,000 persons charged with minor crimes whose lack of financial resources prevented them from otherwise posting bail during 2004.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this Annual Report.

Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity; and a condensed statement of cash flows under U.S. GAAP.

Mexican GAAP requires that the financial statements recognize certain effects of inflation. In particular:

- nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders' equity are restated for inflation based on the Mexican National Consumer Price Index;
- plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
- gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income; and
- all financial statements are restated in constant pesos as of December 31, 2004.

We have not reversed the effect of inflation accounting under Mexican GAAP in the reconciliation to U.S. GAAP of our net income and stockholders' equity, except with respect to the methodology for restatement of plant, property and equipment of non-Mexican origin. See Note 19 to our consolidated financial statements.

Overview

Our financial statements are presented in constant pesos, so all financial information is restated in pesos with purchasing power as of December 31, 2004. We refer to constant-peso figures as being "real," as opposed to "nominal." If nominal revenues or income do not increase by at least the rate of inflation, they decrease in real terms.

In 2004, as a part of our strategy for growth, we acquired operations in Brazil and four other countries in Latin America where we now offer voice, data and Internet services, among other services. Total revenues grew 12.9% in 2004, primarily because of these acquisitions. Revenues from our new non-Mexican operations represented 11.3% of total revenues in 2004. We expect the contribution of our non-Mexican operations to total revenues to increase in 2005 when we consolidate the results of our non-Mexican operations for the full year.

In Mexico, our revenues grew slightly in 2004 due to strong growth in Internet services and corporate networks, despite a decrease in revenues for local and domestic and international long distance services. We did not raise our nominal rates in 2003 or 2004, and we gave discounts for some domestic long distance and connectivity services, so in real terms our prices have continued to fall. The number of lines in service has continued to grow, but average revenue per line has declined, partly because we have added new customers who have less disposable income and make less use of their lines.

Competition and changing technologies have had extensive effects on our financial performance, and it is difficult to predict their future impact. We expect continued pressure on prices for long distance services. In local service, the rapid growth in mobile telecommunications has made them the principal competitor for local networks. In addition, local service faces competition from other means of communication such as private circuits and the Internet, including VoIP, a technology that transmits ordinary telephone calls over the Internet. The growth of other service providers in long distance and mobile has made interconnection fees a growing component of both our revenues and our costs. The number of our broadband subscribers grew by 212.5% in 2004 and we expect that it will continue to grow and to affect usage of other services. Revenues from voice services (including local, long distance and interconnection) represented 80.5% of our consolidated 2004 revenues while revenues from corporate networks and Internet services represented 15.2% but were growing at a much faster pace.

Faced with uncertain potential for growth in revenues and operating income in the Mexican market, we have worked to control costs while integrating the non-Mexican businesses we acquired in 2004. The consolidation of these businesses increased our revenues and operating income in 2004, but decreased our overall operating margin. It is likely that the results of our non-Mexican subsidiaries will continue to adversely impact our overall operating margin in the future.

Our future results may be affected significantly by the general economic and financial conditions in the countries where we operate, including levels of economic growth, devaluation of the local currency, inflation or high interest rates. Exchange rate variations on our U.S. dollar-denominated indebtedness, and the effect of inflation on our net monetary liabilities, contribute to the volatility of our comprehensive financing cost.

Effects of Recent Acquisitions

In 2004, we acquired Techtel, Chilesat, Metrored, a majority of the voting stock of Embratel and substantially all of the assets of AT&T Latin America. The consolidation of these companies affects the comparability of our 2004 results to our 2003 results and will continue to affect comparability in 2005, particularly since the largest of our 2004 acquisitions were not consolidated until the third quarter of 2004.

Our consolidated financial statements reflect the consolidation of these companies as follows:

- Telmex Argentina, Telmex do Brasil, Telmex Chile, Telmex Colombia and Telmex Peru (holding the assets of AT&T Latin America in each respective country) (from March 1, 2004),
- Techtel (from May 1, 2004),
- Metrored (from July 1, 2004),
- Chilesat, now Telmex Corp. (from July 1, 2004) and
- Embratel (from August 1, 2004).

Summary of Operating Income and Net Income

In the table below we set forth our operating revenues, operating costs and expenses (each expressed as a percentage of total operating revenues) and operating income, as well as our comprehensive financing cost, provisions, equity in results of affiliates, minority interest and net income for each of the years in the three-year period ended December 31, 2004.

	Year ended December 31,					
	2004		2003		2002	
	(millions of pesos)	(percentage of operating revenues)	(millions of pesos)	(percentage of operating revenues)	(millions of pesos)	(percentage of operating revenues)
Operating revenues						
Local service	P. 56,953	41.0%	P. 56,667	46.1%	P. 58,094	47.1%
Domestic long distance service	24,905	18.0	18,818	15.3	19,179	15.6
International long distance service	10,675	7.7	9,112	7.4	9,912	8.0
Interconnection service	19,199	13.8	18,477	15.0	17,019	13.8
Corporate networks	13,283	9.6	8,974	7.3	9,387	7.6
Internet	7,818	5.6	5,381	4.4	4,235	3.4
Other	5,969	4.3	5,483	4.5	5,500	4.5
Total operating revenues	138,802	100.0	122,912	100.0	123,326	100.0
Operating costs and expenses:						
Cost of sales and services	30,141	21.7	28,158	22.9	27,971	22.7
Commercial, administrative and general	22,119	15.9	18,142	14.8	18,099	14.7
Interconnection and transport	19,939	14.4	13,064	10.6	12,555	10.2
Depreciation and amortization	22,947	16.5	21,767	17.7	21,403	17.3
Total operating costs and expenses	95,146	68.5	81,131	66.0	80,028	64.9
Operating income	43,656	31.5%	41,781	34.0%	43,298	35.1%
Comprehensive financing cost:						
Interest income	(2,981)		(3,145)		(1,374)	
Interest expense	6,378		6,059		6,612	
Exchange loss, net	(26)		3,296		4,861	
Monetary gain, net	(2,850)		(1,738)		(3,057)	
	521		4,472		7,042	
Income before income tax and employee profit sharing	43,135		37,309		36,256	
Provisions for:						
Income tax	12,362		10,787		11,294	
Employee profit sharing	2,822		2,719		3,284	
	15,184		13,506		14,578	
Income before equity in results of affiliates	27,951		23,803		21,678	
Equity in results of affiliates	(115)		(188)		(275)	
Net income	27,836		23,615		21,403	
Distribution of net income:						
Majority interest	27,497		23,615		21,403	
Minority interest	339		—		—	
	P. 27,836		P. 23,615		P. 21,403	

Revenues

Total revenues in 2004 were P.138,802 million, an increase of 12.9% over 2003, due primarily to the consolidation of our non-Mexican operations. Of our total revenues in 2004, 80.5% was attributable to voice services, which includes local, long distance and interconnection services, and 15.2% was attributable to corporate networks and Internet services.

In 2005, we will consolidate for the full year the non-Mexican operations we acquired during 2004. As a result, we expect that the portion of revenues attributable to our Mexican operations (88.7% in 2004) to decrease in 2005. We also expect that voice services will represent a smaller portion of total revenues in 2005 as a result of our consolidation of the revenues from corporate networks and Internet services of our non-Mexican operations. In 2004, voice services represented more than 70% of Embratel's revenues.

Local Service Revenues

Operating revenues from local service include installation charges for new lines, monthly line rental charges, monthly fees for digital service and monthly measured service charges based on the number of calls. These revenues depend on the number of lines in service, the number of new lines installed and the volume of calls. In Mexico, measured service charges are due from residential customers only for the number of local calls exceeding a specified monthly minimum. Accordingly, revenues from local service for residential customers do not depend solely on usage volume. Operating revenues from local service also include miscellaneous charges, such as fees paid by long distance carriers related to certain costs of modifying our network to accommodate interconnection and fees for reconnecting customers.

Revenues from local service increased by 0.5% in 2004 and decreased by 2.5% in 2003. The increase in 2004 was primarily due to the consolidation in August 2004 of the local service revenues of Embratel. Without the local service revenues of Embratel, revenues from local service would have decreased by 1.1%, as total local traffic in Mexico increased by only 0.6%. Revenues from our Mexican operations declined in 2004 and 2003 because of lower real rates, which resulted from inflation, as our nominal rates remained unchanged for the fourth year. Traffic increased slightly, reflecting the effects of economic growth and increased competition. These effects were partially offset by the higher penetration of digital services, growth of voicemail and an increase in the number of lines in service to 17,172 thousand at December 31, 2004 from 15,683 thousand at December 31, 2003 and 14,446 thousand at December 31, 2002. The proportion of lines with at least one digital service (such as call waiting, caller ID, voicemail, three-way calling and call forwarding) rose to 38.2% in 2004, compared with 35.0% in 2003 and 30.2% in 2002. Income per line decreased to P.302.3 in 2004 from P.334.5 in 2003.

Domestic Long Distance Revenues

Operating revenues from domestic long distance service depend on rates and traffic volume. Domestic long distance revenues increased by 32.3% in 2004 and decreased by 1.9% in 2003. The increase in 2004 was primarily due to the consolidation of long distance revenues amounting to P.7,693 million from Embratel and other subsidiaries outside Mexico. With respect to our Mexican operations, although billed minutes increased by 8.6% to 16,700 million in 2004 from 15,376 million in 2003, domestic long distance revenues declined by 8.5% due to lower real rates. In 2003, revenues from domestic long distance services decreased due to lower real rates, partly offset by increased traffic. The number of billed minutes increased by 7.2% to 15,376 million in 2003 from 14,347 in 2002.

International Long Distance Revenues

Operating revenues from international long distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls. The amount of operating revenues from international long distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. The contribution of net settlements from foreign carriers represented 1.9% of our consolidated revenues in 2004 and 24.7% of our international long distance revenues in 2004. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long distance revenues increased by 17.2% in 2004 and decreased by 8.1% in 2003. The increase in 2004 was due to the consolidation of international long distance revenues amounting to P.1,600 million from Embratel and other subsidiaries outside Mexico. Without this revenue, there would have been a decrease in revenue of 0.4% due to lower real rates and customer discounts, partially offset by a large increase in traffic. Outgoing billed minutes grew by 7.9%, while incoming billed minutes grew by 54.8% due to lower international settlement rates and lower illegal bypass.

The decrease in 2003 was due to (i) lower real rates billed in Mexico and (ii) lower incoming traffic, which we attribute, in part, to illegal bypass, both of which were partly offset by higher outgoing traffic, principally to the United States.

We estimate that illegal bypass decreased our revenues by approximately P.1,769 million in 2004 and approximately P.2,661 million in 2003. Our estimated lost revenues consisted of settlement payments that we otherwise would have received but for illegal bypass.

In August 2004, Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Because each Mexican carrier is now free to negotiate settlement rates with each foreign carrier, this form of bypass has disappeared.

Revenues from Interconnection

Revenues from interconnection represent fees for connection to our network of fixed-to-mobile, mobile-to-fixed and long distance calls. In Mexico, under the "calling party pays" system, our fixed-line customers pay us an interconnection charge when they call mobile customers, and we pay approximately three-quarters of that amount to the mobile carrier that completes the call. We recognize the amount the customer pays us under interconnection revenue, and we recognize the amount we pay to the mobile carrier under interconnection cost. For our Mexican operations, revenue from fixed-to-mobile calls represented 89.9% of interconnection revenues in 2004 and 92.3% in 2003, and revenues from competing local and long distance carriers represented 7.8% of interconnection revenues in 2004. The balance of interconnection revenues represents payments from cellular carriers for mobile-to-fixed calls.

Revenues from interconnection increased by 3.9% in 2004 and by 8.6% in 2003. The increase in 2004 was due in part to the inclusion of revenue from non-Mexican operations, in particular Embratel, without which the growth would have been 1.4%. For our Mexican operations, revenues from "calling party pays" decreased in 2004 by 1.1%, but this decrease was more than offset by growth in revenue from interconnection of local, long distance and cellular operators. The increase in 2003 was due to growth in "calling party pays" minutes. In addition, in 2003, the increase resulted from growth in minutes from long distance carriers.

Revenues from Corporate Networks

Revenues from corporate networks include revenues primarily from the installation and leasing of dedicated private lines and revenues from virtual private network services. Revenues from corporate networks increased by 48.0% in 2004 and decreased by 4.4% in 2003. A large part of the increase in 2004 was due to the consolidation of our non-Mexican operations, in particular Embratel. Without the non-Mexican operations, revenues would have increased by 7.3% due to the increase in line equivalents and the expansion of our administrative networks business, partially offset by customer discounts and lower real rates. The decrease in 2003 was due to customer discounts and lower real rates as a result of inflation.

Revenues from Internet Services

Revenues from Internet services include set-up and service fees for dial-up and broadband Internet access. Revenues from Internet services increased by 45.3% in 2004 and by 27.1% in 2003. The increase in 2004 was due in part to the inclusion of revenue from our non-Mexican operations, in particular Embratel, without which the growth would have been 25.0%. The increase in Mexico was due to an increase in the number of broadband (ADSL) customers, which grew by 212.5%, from 179.3 thousand at the end of 2003 to 560.3 thousand at the end of 2004. The increase in 2003 was due to an increase in both dial-up and broadband customers.

Other Revenues

The largest components of other revenues are sales of yellow pages advertising, telecommunications equipment and accessories and billing and collection services offered to third parties. Other revenues increased by 8.9% in 2004 and decreased by 0.3% in 2003. The increase in 2004 was due to growth in Mexican other revenues and the effect of the consolidation of Embratel. In Mexico, other revenues increased by 3.3% in 2004 due to growth in revenue from the sale of telecommunications materials and billing and collection services offered to third parties. The decrease in 2003 was principally due to lower revenues from yellow pages advertising, particularly in the Mexico City, Guadalajara and Monterrey directories, and a delay in the recognition of revenues from two directories, the publication of which was postponed from December 2003 until February 2004. The effects were partially offset by higher revenues from the sale of telecommunications equipment and accessories and billing and collection services to third parties.

Operating Costs and Expenses

Cost of Sales and Services

Cost of sales and services increased by 7.0% in 2004 and by 0.7% in 2003. The increase in 2004 was due to the consolidation of our non-Mexican operations. In 2004, cost of sales and services for our Mexican operations increased by only 1.1%, due to the expansion of our telephone plant and to expenses related to maintenance of our data network, partially offset by lower expenses for pensions and lower costs for computers for resale to customers. The increase in 2003 was mainly due to higher expenses for pensions and seniority premiums, the increase of electricity rates and higher costs for telephone sets and computers, partially offset by decreased expenses for maintenance of outside plant and systems, and lower production costs for telephone directories.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 21.9% in 2004 and by 0.2% in 2003. In 2004, the increase was due to the inclusion of expenses from our non-Mexican operations. In 2004, for our Mexican operations, these expenses decreased by 0.7%, due to lower expenses for pensions and lower costs for prepaid phone cards. In 2003, we maintained strict cost control policies, including the continued reduction of marketing expenditures, and we reduced the cost of prepaid cards. This cost control policy helped reduce the impact of higher expenses in pensions and seniority premiums and higher payments to third-party service providers. In addition, we made no contributions to the Telmex Foundation in 2003. As a result, we maintained commercial, administrative and general expenses at almost the same level as in 2002.

Interconnection and Transport

Costs from interconnection include payments we make in Mexico, principally to cellular carriers under "calling party pays," and costs from transport include fees paid by our non-Mexican subsidiaries for the use of facilities to complete their calls in areas where they do not have a network. Total interconnection and transport costs increased by 52.6% in 2004 due primarily to the inclusion of our non-Mexican operations. Interconnection costs for our Mexican operations increased by 0.3% in 2004 and 4.1% in 2003, due in both years to the growth in traffic from our customers terminating calls on the networks of other operators, especially cellular operators.

Depreciation and Amortization

Depreciation and amortization increased by 5.4% in 2004 and by 1.7% in 2003. Under Mexican GAAP, we restate imported fixed assets based on the exchange rate between the peso and the currency of the country of origin and the inflation of the country of origin. As a result, changes in exchange rates and inflation rates affect the amount of depreciation. In 2004, the increase was due to the inclusion of our non-Mexican operations, principally Embratel. For our Mexican operations, depreciation and amortization decreased by 7.3% due to lower depreciable assets, reflecting declining equipment prices and the fact that the rate of Mexican inflation exceeded the rate of devaluation of the peso in 2004. Depreciation and amortization increased in 2003 because the rate of devaluation exceeded the rate of Mexican inflation and we reduced the useful lives of certain assets to respond to technological changes. These effects were offset by a decrease in the amount of our depreciable assets, as the rate of our investment has slowed and an increased proportion of our assets has fully depreciated.

Operating Income

In 2004, operating income increased by 4.5%, reflecting a 12.9% increase in revenues and a 17.3% increase in costs. Our operating margin decreased to 31.5% in 2004 from 34.0% in 2003 due to the consolidation of our non-Mexican operations, which had lower operating margins than our Mexican operations. In 2004, operating income from our Mexican operations increased by 3.7%, reflecting a 0.1% increase in revenues and a 1.7% decrease in operating costs and expenses. Operating margin from our Mexican operations increased to 35.2% in 2004 from 34.0% in 2003, due to decreased costs and expenses, including lower depreciation. The operating margin of our Mexican operations reflects an increase in our margin for other services (from 36.0% in 2003 to 44.1% in 2004).

In 2003, operating income decreased by 3.5%, reflecting a 0.3% decrease in revenues and a 1.4% increase in operating costs and expenses. As a result, the operating margin decreased by 1.0%, to 34.0% in 2003 from 35.0% in 2002. The decrease in operating margin reflects a small decrease in margin for local service (from 30.9% to 30.6%) and a larger decrease in the margin for long distance service (from 31.9% to 28.1%), primarily because of lower real rates for both local and long distance services.

In Mexico, we operate in two primary segments, local and long distance, and several smaller segments that we group together for reporting purposes. These other segments include connectivity, Internet, public and rural telephones, directories and other services. We group all of our Latin American operations other than those in Mexico into an additional segment. See Note 18 to our consolidated financial statements. Local service in Mexico represents more than half of our operating income and accounts for a majority of our operating cash flow and of our capital expenditure requirements. In 2004, operating margin was 30.4% in our local segment, 27.0% in our long-distance segment and 44.1% in our other segments in Mexico and 2.2% in Latin America.

Comprehensive Financing Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial proportion of our indebtedness (90.3% at December 31, 2004) is denominated in foreign currencies, so when there is depreciation of the peso it results in foreign exchange loss and higher interest expense. Most of our financial assets are denominated in foreign currencies.

In 2004, comprehensive financing cost was P.521 million (88.3% lower than in 2003), as compared with P.4,472 million in 2003 (36.5% lower than in 2002). The changes in each component were as follows:

- Interest income decreased by 5.2% in 2004 and increased by 128.9% in 2003. Interest income included gains on marketable securities of approximately P.202 million in 2004 and P.2,273 million in 2003. Excluding these gains in both years, interest income would have increased 214.7% in 2004, due principally to inclusion of P.673 million of interest income of Embratel and P.231 million in dividends on its shares of MCI. The increase in 2003 was mainly due to the recognition of P.2,273 million of unrealized gain on marketable securities (P.1,937 million of it attributable to MCI securities). Excluding this amount, interest income decreased by 36.6% in 2003, reflecting lower average treasury balances after the investment in MCI and lower interest rates in Mexico and abroad.

- Interest expense increased by 5.3% in 2004 and decreased by 8.3% in 2003. The increase in 2004 was primarily due to the inclusion of P.1,169 million in interest expense of Embratel and the P.327 million premium paid for repurchases of our convertible senior debentures. In 2003, we recognized P.1,012 million related to the cancellation of our peso-denominated interest-rate swaps. Excluding the interest expense related to the cancellation of these swaps, interest expense would have increased by 26.4% in 2004. In 2002, we recognized P.1,182 million of unrealized loss on marketable securities (P.672 million of it attributable to MCI securities). Excluding this amount, interest expense increased by 11.5% in 2003, reflecting a charge of P.481 million on swap contracts and an additional charge of P.1,012 million related to the cancellation of peso-denominated interest-rate swaps by other swaps at more attractive rates.

- In 2004, we recorded a net exchange gain of P.26 million. In 2004, the peso depreciated against the U.S. dollar at year-end by approximately 0.3%, but our loss in Mexico was more than offset by a gain at our non-Mexican subsidiaries, particularly Embratel. In 2003, the depreciation of the peso against the U.S. dollar by 9.0% resulted in a net exchange loss of P.3,296 million, compared to a net exchange loss of P.4,861 million in 2002.

- Because average monetary liabilities exceeded average monetary assets, we recognized a net gain from monetary position. The net gain in monetary position increased by 64.0% in 2004 due to a higher net monetary position and a higher inflation rate compared to 2003. The net gain in monetary position decreased by 43.1% in 2003 due to a lower net monetary position and a lower inflation rate compared to 2002.

Income Tax and Employee Profit Sharing

The statutory rate of the Mexican corporate income tax was 33.0% in 2004, 34.0% in 2003 and 35.0% in 2002. The Mexican Income Tax Law was amended in 2004 to decrease the corporate income tax rate to 30% in 2005, 29% in 2006 and 28% thereafter. Our effective rate of corporate income tax as a percentage of pre-tax profit was 28.7% in 2004, 28.9% in 2003 and 31.2% in 2002. The effective tax rate was slightly lower in 2004 than in 2003 due to the effect of the reduction in the Mexican corporate income tax rate, partly offset by a decrease in comprehensive financing cost and the contribution of taxes imposed on foreign subsidiaries. The effective tax rate was lower in 2003 than in 2002, due to unrealized gains in marketable securities recognized in 2003.

Like other Mexican companies, we are required by law to pay to our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments). The employee profit sharing amount increased by 3.8% in 2004 and decreased by 17.2% in 2003. The increase in 2004 was due to higher income before income tax. The decrease in 2003 was due principally to the increase in tax-deductible contributions we made to our pension plan.

Net Income

Net income increased by 17.9% in 2004 and by 10.3% in 2003. In 2004, the increase was due to a 4.5% increase in operating income and the stability of the peso against the U.S. dollar. In 2003, the increase was principally due to a 36.5% decrease in comprehensive financing cost and a 7.4% decrease in the provision for income tax and employee profit sharing.

Results of Operations by Segment

We discuss below our operating results by segment. All amounts discussed below are presented in accordance with Mexican GAAP. Note 1(a) of our financial statements included in this annual report describes how we translate the financial statements of our non-Mexican subsidiaries. For the Latin America segment, we restate the financial statements of foreign subsidiaries for inflationary effects using restatement factors of the relevant country and then convert foreign currency amounts into Mexican pesos, using, for items from our income statement, the exchange rate between the Mexican peso and the local currency at the end of the applicable year. Accordingly, changes in local inflation rates and in exchange rates could significantly affect reported results in Mexican pesos and the comparability of reported results with those of prior years.

Mexico—Local Service

Operating revenues from local service in Mexico represented 64.5% of our consolidated revenues in 2004. Operating revenues decreased by 0.4% in 2004 due to lower real rates resulting from inflation and increased by 0.9% in 2003 due to increased revenues from interconnection, partly offset by lower real rates resulting from inflation.

Operating income for local service represented 62.3% of our consolidated operating income in 2004. Operating income decreased by 1.2% in 2004 and increased by 0.1% in 2003. Our operating margin was 30.4% in 2004 and 30.6% in 2003.

Mexico—Long Distance Service

Operating revenues from long distance service in Mexico represented 17.5% of our consolidated revenues in 2004. Operating revenues decreased by 5.7% in 2004 and by 3.6% in 2003 due to lower real rates and customer discounts.

Operating income for long distance service represented 15.0% of our consolidated operating income in 2004. Operating income decreased by 9.3% in 2004 and by 15.1% in 2003. Our operating margin was 27.0% in 2004 and 28.1% in 2003. The decrease in operating margin in 2004 reflects lower rates partly offset by a decrease in illegal bypass.

Mexico—Other Services

Operating revenues from other services in Mexico represented 15.6% of our consolidated revenues in 2004. Operating revenues increased by 11.1% in 2004 due mainly to increased revenues from corporate networks and Internet services. Operating revenues from other services decreased by 1.0% in 2003 due to lower intersegment revenues.

Operating income for other services in Mexico represented 21.9% of our consolidated operating income in 2004. Operating income increased by 36.1% in 2004. In 2003, operating income for other services decreased by 3.4%. Our operating margin was 44.1% in 2004 and 36.0% in 2003. The increase in operating margin in 2004 reflects increased revenues from corporate networks and Internet services.

Latin America

Our Latin America segment includes all operations outside of Mexico. This segment is new in 2004 as a result of acquisitions. Operating revenues from Latin America represented 11.4% of our consolidated operating revenues in 2004, and this percentage will increase in 2005. In the first quarter of 2005, our Latin America segment represented 23.3% of consolidated operating revenues. Revenues from this segment are principally from long distance service.

Operating income from our Latin American operations was P.341 million in 2004, which represented 0.8% of our consolidated operating income. Our operating margin was 2.2%. We hope that our efforts to reduce costs for these businesses will lead to an increase in our operating margin in our Latin America segment in the future.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures, dividend payments, our share repurchase program and acquisitions. In addition, in 2003 and 2002 we used cash to acquire debt securities of MCI. We have generally met our capital requirements primarily from operating cash flows and limited borrowing. Resources provided by operating activities were P.60,945 million in 2004, P.27,630 million in 2003 and P.38,958 million in 2002. Our resources provided by operating activities increased due to the decreased application of resources to exchange securities, accounts payable, accrued liabilities, taxes payable and pension fund contributions.

Our capital expenditures were P.20,375 million in 2004, P.10,728 million in 2003 and P.12,227 million in 2002. The 89.9% increase in 2004 was due both to higher investment in Mexico and to the consolidation of Embratel, and we expect that our capital expenditures will be approximately U.S.$2.0 billion for 2005. Budgeted capital expenditures for 2005 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions.

The amount spent on share repurchases was P.13,893 million in 2004, P.12,078 million in 2003 and P.6,797 million in 2002. The amount spent on share repurchases is determined from time to time by the executive committee taking into account factors including the price of our shares and our capital resources. The shareholders have given renewed authorization to our officers to make share repurchases, most recently on April 28, 2005. There is no obligation to spend any of the authorized amounts. See *Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.*

Dividends paid totaled P.8,144 million in 2004, P.8,018 million in 2003 and P.7,887 million in 2002. The shareholders have approved dividends of P.0.38 per share (post-split) to be paid in four installments out of 2004 income. We expect to pay an aggregate of approximately P.8.8 billion in dividends from June 2005 through March 2006 (based on the number of outstanding shares at May 23, 2005).

We had a working capital surplus (an excess of current assets over current liabilities) of P.11,604 million at December 31, 2004. Our current assets at December 31, 2004 included the shares of MCI that we sold to Verizon in May 2005. See *Item 4. Information on the Company—Other Matters—Investments—MCI, Inc.*

In the table below we set forth certain contractual obligations as of December 31, 2004, consisting of debt (including financial leases) and purchase obligations, and the period in which the contractual obligations come due. We do not expect to contribute to our pension funds in 2005 and the extent of future contributions will depend on the performance of our plan assets and actuarial calculations in future years. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2004)				
	Total	2005	2006-2007	2008-2009	2010 and beyond
	(in millions of pesos)				
Contractual obligations:					
Total debt	P. 90,041	P. 13,194	P. 45,731	P. 27,882	P. 3,234
Purchase obligations	9,390	9,390	—	—	—
Total	P. 99,431	P. 22,584	P. 45,731	P. 27,882	P. 3,234

At December 31, 2004, we had total indebtedness of P.90,041 million compared to total indebtedness of P.72,243 million at December 31, 2003. The increase is attributable primarily to the consolidation of Embratel, which had P.13,727 million of indebtedness at December 31, 2004, of which P.8,373 million was due within one year. The major categories of indebtedness at Telmex are as follows:

- U.S. dollar-denominated bank loans. These include a large syndicated loan facility, loans with support from export credit agencies and other loans. Our bank facilities bear interest at specified spreads over LIBOR. The weighted average interest rate at December 31, 2004 was approximately 3.6%. We had U.S.$3,809 million in bank loans, which was equivalent to P.42,905 million, outstanding at December 31, 2004, which includes P.5,520 million in bank loans of Embratel and a U.S.$2,425 million facility Telmex obtained in July 2004. The loan has two tranches. One tranche bears interest at LIBOR plus 0.45% and matures in 2007, and the other tranche bears interest at LIBOR plus 0.525% and matures in 2009. Certain of our bank loans contain financial and operating covenants. The most restrictive covenants require us to maintain a consolidated ratio of EBITDA to interest expense of no less than 3.00 to 1.00 and a consolidated ratio of total debt to EBITDA of no more than 3.75 to 1.00 (using terms defined in the credit agreements). Compliance with these covenants has not been a significant constraint on our ability to obtain financing.

- U.S. dollar-denominated senior notes. At Telmex, we had U.S.$2,500 million aggregate principal amount of senior notes outstanding, which was equivalent to P.28,162 million at December 31, 2004, and we issued a further U.S.$1.75 billion aggregate principal amount of senior notes in January and February 2005. As a result, Telmex has four series of senior notes outstanding:

Maturity	Issuance	Interest	Original Amount (U.S.$ millions)
January 2006	January/May 2001	8.25%	1,500
November 2008	November 2003	4.50%	1,000
January 2010	January/February 2005	4.75%	950
January 2015	January/February 2005	5.50%	800

We have repurchased in the open market part of the 8.25% notes due in January 2006, and the outstanding balance as of March 31, 2005 was U.S.$1,199 million.

- Peso-denominated senior notes (*certificados bursátiles*). We have issued senior notes from time to time in the Mexican market. Part of these notes bear interest at fixed rates and part bear interest at specified spreads over Mexican *Cetes* (short-term Mexican government obligations). At December 31, 2004, we had P.7,450 million outstanding maturing from 2005 to 2012, and the weighted average interest rate was 9.9%. On February 10, 2005, P.850 million of our peso-denominated notes matured, leaving P.6,600 million outstanding.

We also have smaller amounts of other categories of indebtedness outstanding at Telmex, including peso-denominated loans from Mexican banks, financial leases and supplier credits for equipment financing. We rely primarily on borrowings in the Mexican and international capital markets and from international banks, although if market conditions change, we may seek currency from export credit agencies or other sources. A number of our financing instruments are subject to either acceleration or repurchase at the holder's option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as Carso Global Telecom or its present controlling shareholders continue to control a majority of our voting stock.

The major categories of indebtedness at Embratel are bank facilities denominated in U.S. dollars (P.5,520 million at December 31, 2004), commercial paper denominated in *reais* (P.4,244 million at December 31, 2004) and bonds denominated in U.S. dollars (P.3,098 million at December 31, 2004). In November 2004, Embratel issued R$1.0 billion in commercial paper in Brazil equivalent to P.4,244 million that bears interest at a rate of 102.3% of the CDI rate (the interest rate applicable to inter-bank certificates in Brazil) and had a term of 180 days. In early December 2003, Embratel issued U.S.$275 million of notes, which was equivalent to P.3,098 million at December 31, 2004. The notes mature in 2008 and bear interest at an interest rate of 11% per year. These notes are fully and unconditionally guaranteed by Embratel Holdings. Since acquiring control of Embratel, we have reduced its debt and prepaid the debt with the most restrictive terms. In the first half of 2005, Embratel completed a R$1.8 billion capital increase in which we subscribed 87.5% of the shares sold, and it used part of the proceeds to prepay U.S.$96.3 million of its notes due 2008 at a redemption price of U.S.$106.8 million and to repay its R$1.0 billion in commercial paper.

Embratel has a substantial amount of tax-related contingencies. If a major part of the tax disputes were to be decided against Embratel, this could have a material effect on liquidity. See Note 12 to our consolidated financial statements.

At December 31, 2004, 84.1% of our total consolidated indebtedness was denominated in U.S. dollars, 9.7% was in Mexican pesos, 4.8% was in Brazilian *reais* and 1.4% was in other currencies. Our currency hedging practices are described below.

At December 31, 2004, 60.3% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds, including those of Embratel, at December 31, 2004 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees) was approximately 6.9%. The inclusion of fees in the calculation of weighted average cost of all borrowed funds at December 31, 2004 would increase such cost by 0.3%, to 7.2%.

Hedging

Currently, our hedging activities fall into three categories, as described below. Our hedging practices vary from time to time depending on our judgment about the level of risk and the costs of hedging.

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, from time to time Telmex enters into hedging transactions to protect to some degree against the short-term risks of devaluation of the Mexican peso. Gains and losses on these transactions are recognized in income as incurred. Under Mexican GAAP, we account for these transactions on an accrual basis, and such amounts offset gains and losses on the foreign currency liabilities that are hedged. At December 31, 2004, our hedges covered liabilities of U.S.$3,220 million out of our total U.S. dollar-denominated liability of U.S.$6,721 million, but the amount of our hedging position varies substantially from time to time. In 2004, we recognized a net charge of P.499,679 in our results of operations, reflecting the effects of exchange rate variations under our hedging agreements. See Note 8 to our consolidated financial statements. This resulted from devaluation of the U.S. dollar against the peso and especially against the *real*. Our hedges are short-term, typically averaging about 60 days, and will not protect us against the long-term effects of a devaluation on our U.S. dollar-denominated indebtedness. We may stop hedging or modify our hedging practices at any time.

A substantial portion of our peso-denominated indebtedness (P.7,050 million at December 31, 2004) bears interest at floating rates. We have engaged in extensive hedging transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest at a floating rate, on a notional amount in Mexican pesos or U.S. dollars. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest. Because the peso-denominated swap market is not highly liquid, we do not ordinarily obtain interest rate swaps that precisely match the tenors or amounts of our floating-rate liabilities. The aggregate notional amount of our swaps may be greater or less than the principal amount of our floating-rate peso-denominated debt, and we may discontinue hedging at any time. At December 31, 2004, the aggregate notional amount of domestic interest rate swaps was P.12,390 million. At December 31, 2004, we had entered into interest rate swaps for a total of U.S.$1,050 million for which we paid fixed rates and received six-month LIBOR rates and swaps for a total of U.S.$1,050 million for which we paid six-month LIBOR rates and received fixed rates.

Because a substantial portion of the indebtedness of Embratel is denominated in foreign currencies, Embratel enters into hedging transactions to protect itself to some degree against the short-term risks of devaluation of the Brazilian *real*. At December 31, 2004, Embratel had swaps covering

U.S.$323.9 million of its indebtedness. Embratel recognized a charge of P.767,817, reflecting the effects of exchange rate variations under its hedging agreements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was P.28,235 million in 2004, P.22,833 million in 2003 and P.19,425 million in 2002. Compared to Mexican GAAP, net income under U.S. GAAP was 1.4% higher in 2004, 3.3% lower in 2003 and 9.2% lower in 2002.

There are certain differences between Mexican GAAP and U.S. GAAP that affect our net income and stockholders' equity. The most significant in its effect on net income is the difference in how the carrying value of plant, property and equipment is restated to reflect effects of inflation. Under Mexican GAAP, we restate fixed assets of non-Mexican origin based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date, while under U.S. GAAP we use the Mexican inflation rate.

Other differences that affected net income relate to accounting for costs of pension and seniority premium plans, capitalization of interest on assets under construction, accounting for swaps and other derivatives, deferred profit-sharing and our stock option plan. The differences in stockholders' equity under Mexican GAAP and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 19 to our consolidated financial statements.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2004 to P.22,602 million, or 23.8% of our operating costs and expenses, under Mexican GAAP, and P.25,410 million, or 25.2% of our operating costs and expenses, under U.S. GAAP. See Notes 4 and 19 to our consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value. For example, in 2003, we reduced the useful lives of certain assets to reflect technological changes, which resulted in a P.887 million increase in depreciation expense. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense. For example, in both 1999 and 2000, we lengthened the useful lives of certain categories of fixed assets.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans. The amounts we recognize are determined on an actuarial basis that involves many estimates. In 2004, we recognized net period cost relating to these obligations of P.4,390 million under Mexican GAAP and P.3,620 million under U.S. GAAP.

We use estimates in three specific areas that have a significant effect on these amounts: (a) the real discount rates that we use to calculate the present value of our future obligations, (b) the real rate of increase in salaries that we assume we will observe in future years and (c) the rate of return we assume our pension fund will achieve on its investments. The assumptions we have applied are identified in Note 7 (Mexican GAAP) and Note 19 (U.S. GAAP) to our consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. In 2004, an actuarial loss of P.7,704 million was attributable to the increase in the projected benefit obligation due primarily to: (i) a greater number of employees retiring than had been estimated at the beginning of the year, (ii) modification of the estimated retirement age based on our experience with retiring personnel and (iii) updating of the mortality rates. In addition, the return on investments of our pension fund amounted to a gain of P.9,394 million in 2004, due to the gains by plan assets on the Mexican Stock Exchange and the increase in fixed-yield interest rates. As of December 31, 2004, 55.6% of fund assets consisted of peso-denominated fixed-income securities and 44.4% consisted of variable-income securities of Mexican companies. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years. Our actuarial assumptions as of December 31, 2004 include an assumed annual return of 6.8% in real terms on plan assets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2004, the amount of the allowance was P.11,398 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 3 to our consolidated financial statements.

Revenues from Prepaid Telephone Cards

We recognize revenues from the sale of our prepaid telephone service cards based on our estimate of the usage of time covered by the prepaid card. We estimate the period for usage of prepaid telephone cards in accordance with available statistics that reflect the total usage of cards and the total amounts sold. The cards do not have an expiration date.

The prepaid telephone card contains a data chip that "tracks" the number of units of service the card can provide. Each time the card is used, the telephone equipment records the number of units used and reduces the number of available units on the chip. When the number of available units in the chip is reduced to zero, it ceases to function. We track the aggregate number of units sold and the aggregate number of units used, but we do not track the number of units used on a card-by-card basis.

Impairment of Long-Lived Assets

In addition, we review our property, plant and equipment for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

Realization of Net Deferred Tax Assets

The recognition of net deferred tax assets on temporary differences in our non-Mexican subsidiaries, mainly due to Brazilian tax losses and to the negative basis for calculating social contribution in Brazil, is supported by the history of taxable income and Embratel's estimate of future profitability. Bulletin D-4 establishes the conditions for recording and maintenance of these deferred assets. Based on Embratel's financial projections, we believe that these assets will be realized over a period of ten years. A future change in these projections of profitability could result in the need to record a valuation allowance against these net deferred tax assets, resulting in a negative impact on future results.

Provision for Contingencies

We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter, based on advice of our legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur a loss in connection with the matter in dispute. In a number of significant tax disputes with the Brazilian tax authorities, we have recorded no provisions because we do not believe a loss is probable. The total balance of probable losses is recorded as a current liability, because it is not possible to estimate the time required to reach a settlement. The required reserves for these and other contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such changes could have a negative impact on future results and cash flows.

Item 6. Directors and Officers of Registrant

Directors

Management of our business is vested in the Board of Directors. Our bylaws provide for the Board of Directors to consist of at least five directors and up to an equal number of alternate directors. A majority of the directors and a majority of the alternate directors must be Mexican nationals and elected by Mexican shareholders. Directors are elected by a majority of the holders of the AA Shares and A Shares voting together, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one of such directors and one of such alternate directors, and two directors and two alternate directors are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. Pursuant to our bylaws and Mexican law, at least 25% of our directors and 25% of our alternate directors must be independent as defined under the Mexican Securities Market Law (*Ley del Mercado de Valores*). In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

Carso Global Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by Carso Global Telecom and SBC International, respectively, considering their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. Pursuant to Mexican law, members of the Board of Directors continue in their positions after the expiration of their terms if new members are not appointed or if newly appointed members do not assume their positions. The names and positions of the current members of our Board of Directors, as of April 28, 2005, their dates of birth and information on their principal business activities outside Telmex are as follows:

Carlos Slim Helú Honorary chairman for life	Born:	1940
	First elected:	1990
	Principal occupation:	Honorary chairman for life of the board of directors of Grupo Carso, Carso Global Telecom and América Telecom
	Other directorships and business experience:	Honorary chairman for life of the board of directors of América Móvil and Grupo Financiero Inbursa and member of the board of directors of SBC Communications, Inc.
Carlos Slim Domit Chairman; chairman of the executive committee	Born:	1967
	First elected:	1995
	Term expires:	2006
	Principal occupation and other directorships:	Chairman of the board of directors of Grupo Carso and Grupo Sanborns, S.A. de C.V. and member of the board of directors of Carso Global Telecom and América Telecom
	Business experience:	President of Sanborns Hermanos
Jaime Chico Pardo Vice Chairman; member of the executive committee	Born:	1950
	First elected:	1990
	Term expires:	2006
	Principal occupation:	Vice Chairman and Chief Executive Officer of Telmex
	Other principal directorships:	Chairman of the board of directors of Carsc Global Telecom, Vice Chairman of the board of directors of América Telecom and member of the board of directors of América Móvil and Honeywell International
	Business experience:	Chief Executive Officer of Grupo Condumex, S.A. and Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México)
Emilio Azcárraga Jean Director	Born:	1968
	First elected:	2000
	Term expires:	2006
	Principal occupation:	Chairman and President of Grupo Televisa, S.A. de C.V.
	Other directorships:	Member of Consejo Mexicano de Hombres de Negocios
Antonio Cosio Ariño Director; alternate member of the executive committee	Born:	1935
	First elected:	1990
	Term expires:	2006

	Principal occupation:	Chief Executive Officer of Cía. Industrial de Tepeji del Río, S.A. de C.V.
	Other directorships:	Chairman of the board of directors of Agrocultivos Todos Santos, S.A. de C.V., Bodegas de Santos Tomás, S.A. de C.V., Cía Inmobiliaria Cabo San Lucas, S.A. de C.V. and Grupo Hotelero Brisas, S.A. de C.V.
Laura Diez Barroso de Laviada Director	Born:	1951
	First elected:	2005
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of Area Editores, S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa and Royal Caribbean Cruises
Amparo Espinosa Rugarcía Director	Born:	1941
	First elected:	1990
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of Documentación y Estudios de Mujeres, A.C.
Élmer Franco Macías Director	Born:	1940
	First elected:	1990
	Term expires:	2006
	Principal occupation:	Chief Executive Officer and member of the board of directors of Grupo Infra, S.A. de C.V.
	Other directorships:	Member of the board of directors of Banco Nacional de México, S.A., Grupo Financiero Inbursa and Grupo Condumex
	Business experience:	Various positions at Grupo Infra since 1958
Ángel Losada Moreno Director	Born:	1955
	First elected:	1990
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of Grupo Gigante, S.A. de C.V.
	Other directorships:	Vice Chairman of the board of directors of Grupo Gigante and member of the board of directors of Grupo Financiero Banamex—Accival

Rómulo O'Farrill Jr. Director	Born:	1917
	First elected:	1990
	Term expires:	2006
	Principal occupation:	Chairman and Chief Executive Officer of Novedades de Acapulco, S.A. de C.V.
	Other directorships:	Chairman of the board of directors of Grupo Automotriz O'Farrill y Balderrama, S.A. de C.V., Novedades de Acapulco, S.A. de C.V., Novedades de Quintana Roo, S.A. de C.V. and Distrituidores O'Farrill Puebla
Juan Antonio Pérez Simón Vice Chairman; member of the executive committee	Born:	1941
	First elected:	1990
	Term expires:	2006
	Principal occupation and other directorships:	Chairman of the board of directors and member of the executive committee of Sanborns Hermanos, S.A. and member of the board of directors of América Telecom
Fernando Senderos Mestre Director	Born:	1950
	First elected:	2000
	Term expires:	2006
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Desc, S.A. de C.V.
	Other directorships:	Member of the board of directors of Industrial Peñoles, S.A. de C.V., Kimberly Clark de México, S.A. de C.V., Alfa, S.A. de C.V., Grupo Televisa and Dana Corporation
Marco Antonio Slim Domit Director; alternate member of the executive committee	Born:	1968
	First elected:	2002
	Term expires:	2006
	Principal occupation and other directorships:	Chairman and Chief Executive Officer of Grupo Financiero Inbursa
	Business experience:	Member of the board of directors of Grupo Carso, *Bolsa Mexicana de Valores S.A. de C.V.* and Sears Roebuck, S.A. de C.V. and alternate member of the board of Carso Global Telecom and América Telecom
Rayford Wilkins Jr. Director	Born:	1951
	First elected:	2005
	Term expires:	2006
	Principal occupation:	Group President of SBC Communications, Inc., International Operations
	Business experience:	Various positions in the wireless industry at SBC Group

Richard P. Resnick Director	Born:	1966
	First elected:	2004
	Term expires:	2006
	Principal occupation:	President of SBC International Management Services, Inc.
Robert L. Henrichs Director	Born:	1959
	First elected:	2004
	Term expires:	2006
	Principal occupation:	Chief Financial Officer of SBC International Management Services, Inc.
Rafael Kalach Mizrahi Director	Born:	1946
	First elected:	2000
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of Grupo Kaltex, S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, Sears Roebuck, S.A. de C.V. and Grupo Sanborns, S.A. de C.V.
Ricardo Martín Bringas Director	Born:	1960
	First elected:	2000
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of Organización Soriana, S.A. de C.V.
	Other directorships:	Member of the board of directors of Banco HSBC, S.A., Grupo Financiero Banamex—Accival, Banco Banorte, S.A. and ING de México and member of Consejo Mexicano de Hombres de Negocios

The alternate directors, as of April 28, 2005, are as follows:

	First Elected Director or Alternate Director
Patrick Slim Domit	1999
Arturo Elías Ayub	2000
José Humberto Gutiérrez-Olvera Zubizarreta	1996
Jorge C. Esteve Recolons	2004
Antonio Cosío Pando	2002
Eduardo Tricio Haro	2005
Ángeles Espinosa Yglesias	1993
Agustín Franco Macías	1990
Jaime Alverde Goya	1993
Antonio del Valle Ruiz	1990
José Kuri Harfush	1995
Fernando Solana Morales	2002
Eduardo Valdés Acra	2000
Carlos Bernal Verea	1990
Federico Laffan Fano	1990
Jorge A. Chapa Salazar	2002

	First Elected Director or Alternate Director
Bernardo Quintana Isaac	1990
Francisco Medina Chávez	2002

The Secretary of the Board of Directors is Sergio F. Medina Noriega.

Of our directors and alternate directors, Élmer Franco Macías and Agustín Franco Macías are brothers; Antonio Cosío Pando is the son of Antonio Cosío Ariño; Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit are sons of Carlos Slim Helú; Arturo Elías Ayub is the son-in-law of Carlos Slim Helú; and Amparo Espinosa Rugarcía and Ángeles Espinosa Yglesias are sisters.

Executive Committee

Our bylaws provide that the executive committee may generally exercise the powers of the Board of Directors. The Board of Directors is also required to consult the executive committee before deciding on certain matters set forth in the bylaws, and the executive committee must provide its views within 10 calendar days following a request from the Board of Directors.

The executive committee is elected from among the directors and alternate directors by a majority vote of the AA Shares, A Shares and A Share ADSs voting together. Under the agreement entered into in December 2000 between Carso Global Telecom and SBC International, the executive committee consists of four members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Carso Global Telecom and SBC International have agreed to vote for three members named by Carso Global Telecom and one member named by SBC International. The current members of the executive committee are Jaime Chico Pardo, Juan Antonio Pérez Simón and Carlos Slim Domit, all named by Carso Global Telecom and various other Mexican investors, and Richard P. Resnick, named by SBC International. The current alternate members of the executive committee are Antonio Cosío Ariño, José Humberto Gutiérrez-Olvera Zubizarreta and Marco Antonio Slim Domit, all named by Carso Global Telecom and various other Mexican investors, and Robert L. Henrichs, named by SBC International.

Mexican Code of Best Corporate Practices

In January 2001, a Mexican commission of business leaders, with the support of the Mexican Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores,* or the CNBV), issued a Code of Best Corporate Practices (*Código de Mejores Prácticas Corporativas*) for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. Following these recommendations, in February 2001, the Board of Directors created an audit committee and an evaluation and compensation committee. The Mexican Securities Market Law was amended effective June 2001 to require that all publicly traded Mexican companies have an audit committee. In March 2003, the CNBV codified certain provisions of the Code of Best Corporate Practices, requiring among other things, increased responsibilities for audit committees. While compliance with the Code of Best Corporate Practices is voluntary, the CNBV requires companies listed on the Mexican Stock Exchange to file a report, on a yearly basis, regarding their compliance with the Code of Best Corporate Practices. Our report on compliance with the Code of Best Corporate Practices is on file with the CNBV and the Mexican Stock Exchange. The Mexican Congress is considering significant changes to the Mexican Securities Market Law with a focus on increasing its adherence to international standards, including increased protections for minority shareholders.

Audit Committee

The audit committee consists of Antonio del Valle Ruiz (the audit committee's chairman), Rafael Kalach Mizrahi and José Kuri Harfush. Mr. Kalach Mizrahi is a director and Messrs. del Valle Ruiz and Kuri Harfush are alternate directors. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or Rule 10A-3. See *Item 16A. Audit Committee Financial Expert*. The audit committee operates primarily under a written mandate adopted by our Board of Directors. A copy of the audit committee mandate is available on our web site at www.telmex.com.

The mandate of the audit committee is to establish and monitor procedures and controls to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the audit committee is required to perform the following functions: (a) appoint and oversee our external auditors and review the scope and terms of their engagement; (b) assist the Board of Directors in supervising the performance of auditing services contracts, evaluating the services and assuring the independence and objectivity of our external auditors, including ensuring that the total compensation paid to an auditing firm does not exceed 20% of its total income; (c) recommend guidelines for the preparation and distribution of our financial information and general guidelines for our internal control system (which consists of operational and financial controls that ensure that Telmex operates within the Board of Directors' general guidelines); (d) discuss with the Board of Directors our internal control system relating to risk management and compliance with applicable laws, particularly concerning (i) disclosure of relevant information to the market, (ii) acquisition accounting, (iii) anticipated revenue recognition, (iv) restructuring charges, (v) management of reserve accounts and (vi) accounting for derivatives and arbitrage activity; (e) ensure the existence of control mechanisms to provide that consistent unaudited financial information is presented to the Board of Directors; (f) review with our auditors the annual financial statements contained in our annual report and the quality of the accounting principles applied therein and review interim financial information to ensure that it is prepared using the same principles; (g) review the audit committee rules and, if appropriate, propose to the Board of Directors improvements designed to achieve the audit committee's mandate; (h) report to the Board of Directors on its activities; (i) conduct an annual self-evaluation of the committee's activities aimed at achieving the committee's objectives; (j) supervise, review and discuss the audit procedures of our internal audit department; (k) perform any other functions that correspond to its responsibilities and that the audit committee or Board of Directors considers proper to achieve the audit committee's mandate, as well as any other functions expressly conferred by the Board of Directors; (l) approve non-audit services provided by our external auditors and ensure that the provision of these services does not impair the independence of the external auditors; (m) resolve any disagreements between the external auditors and the chief executive officer and senior executive officers; (n) receive from the external auditors a report that includes an analysis of: (i) all critical accounting policies utilized by the company; (ii) all policies and accounting principles that differ from those utilized by the company and that have been discussed with the chief executive officer and senior executive officers, including the implications of using such policies and practices; and (iii) any other written communications regarding significant matters between the external auditors and the chief executive officer and senior executive officers, including the annual letter to the chief executive officer and senior executive officers, in which the external auditors summarize their recommendations regarding our internal controls and the non-adjusted differences in inventory identified during the audit process; (o) establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal control or auditing matters, including procedures for the confidential and anonymous submission by our employees or those of our subsidiaries; (p) in its sole discretion, select, engage and approve the compensation of counsel, experts and other advisers to provide services that the audit committee deems necessary to carry out its duties, for which the company must provide appropriate funding; (q) reserve time during its meetings, in its discretion, to discuss and deliberate without the chief executive officer and senior executive officers; (r) establish a schedule to meet separately with the internal auditors and the external auditors without the presence of the chief executive officer and/or the senior executive officers; and (s) review and analyze with the management and external auditors the annual report of the company and the quarterly financial results to be presented to the SEC, and in particular, those parts of the annual report in which the financial information and critical accounting policies of the company are discussed. In addition, pursuant to our bylaws and Mexican law, (i) the audit committee is required to submit an annual report to the Board of Directors and (ii) the audit committee must provide an opinion regarding any transaction with a related party that is outside the ordinary course of our business, which must be approved by the Board of Directors.

The audit committee has reviewed this Annual Report, as well as our consolidated financial statements and notes thereto included elsewhere in this Annual Report, and recommended that such financial statements be included herein.

The Audit Committee Report

A translation of the audit committee's annual report submitted to the Board of Directors on March 9, 2005 is provided below.

Audit Committee Report

To the Board of Directors of
Teléfonos de México, S.A. de C.V.

The Company's management has the basic responsibility of issuing financial statements based on generally accepted accounting principles in Mexico, preparing financial information in a timely manner, and implementing internal control systems. The Audit Committee, on behalf of the Board of Directors of the Company, has reviewed the consolidated audited financial statements of Teléfonos de México, S.A. de C.V. and its subsidiaries as of December 31, 2004. This review included analysis and approval of policies, procedures and accounting practices of the Company and its subsidiaries. The accounting policies for the preparation of the Company's financial information, proposed and recommended by this Committee to the Board of Directors, has the approval of the Board of Directors.

The Committee evaluated the performance of the external auditors, who are responsible for expressing an opinion about the reasonableness of the financial statements of the Company and the conformity of such financial statements to generally accepted accounting principles in Mexico. The Committee has concluded that the partners of the external audit firm meet the professional standards and have the performance, intellectual and economic independence required to perform this duty.

The Committee has ensured that interim public financial information, such as the quarterly financial information presented to the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.) and the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), is prepared in accordance with the same principles, procedures, criteria and accounting practices used in the preparation of the annual information.

Based on the revisions and opinions mentioned above, the Committee recommends to the Board of Directors, that the audited consolidated financial statements of Teléfonos de México, S.A. de C.V. and its subsidiaries as of December 31, 2004, be included in the 2004 annual report, which the Company submits to the Shareholders' Meeting for approval.

Additionally, the Company has an Internal Auditing Area. The internal control system has been reviewed and evaluated by the Audit Committee and in the Committee's opinion, meets the required level of effectiveness so that the Company operates in a general control environment. The External Auditors studied, evaluated and validated the effectiveness of the internal control system in connection with their audit of the financial statements and issued a report with suggestions about such controls. The internal control system complies with the general guidelines approved by the Board of Directors by recommendation of this Committee.

Finally, the Committee reports that it verified that there are controls in the Company that allow a determination about whether the Company complies with applicable legal and administrative dispositions and reviewed the respective reports regarding litigation and proceedings that in each case could represent a risk. As a result, the Committee did not detect any significant risk that could result from the current legal situation of the Company.

Antonio del Valle Ruiz
President

Mexico City
March 9, 2005

Evaluation and Compensation Committee

The evaluation and compensation committee consists of Juan Antonio Pérez Simón (the evaluation and compensation committee's chairman), Antonio Cosio Ariño and Amparo Espinosa Rugarcía. The mandate of the evaluation and compensation committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, it is required to (a) recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives; (b) propose criteria for evaluating executive performance; (c) analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executives, and to raise them with the Board of Directors; (d) review new executive compensation programs and the operations of existing programs; (e) establish contracting practices to avoid excessive payments to executives; (f) assist the Board of Directors in developing appropriate personnel policies; (g) participate with the Board of Directors in developing a plan for employees to invest in our Series L Shares, and to review the implementation of such plan; (h) report to the Board of Directors on its activities; and (i) perform any other functions the Board of Directors may delegate to the evaluation and compensation committee. Each member of the evaluation and compensation committee is independent, as independence is defined under the Mexican Securities Market Law.

The Evaluation and Compensation Committee Report

A translation of the evaluation and compensation committee's annual report submitted to the Board of Directors on February 9, 2005 is provided below.

Evaluation and Compensation Committee Report

To the Board of Directors of
Teléfonos de México, S.A. de C.V.

Based on the dispositions of the Best Corporate Practices Code, the Evaluation and Compensation Committee of Teléfonos de México, S.A. de C.V., presents a report to the Board of Directors regarding the relevant activities carried out by this Committee that, if the Board approves, is to be included in the annual report that is submitted for the consideration at the Shareholders' Meeting where the results and activities of the Company at December 31, 2004 will be made known.

The Committee, in the exercise of the mandated functions and during the several sessions it has held, carried out the relevant activities that are mentioned below.

a) The hiring conditions of executives were reviewed and it was determined that they comply with the guidelines established by the Board of Directors and the Committee verified that special payments between the Company and executives in the event of their departure from the Company do not exist.

b) The structure and policies used to determine compensation packages for executives and board members of the Company were reviewed.

Juan Antonio Pérez Simón
President

Mexico City
February 9, 2005

Finance and Planning Committee

The finance and planning committee consists of Fernando Solana Morales (the finance and planning committee's chairman), Ángeles Espinosa Yglesias, Jaime Alverde Goya and Ricardo Martín Bringas. The mandate of the finance and planning committee is to assist the Board of Directors in evaluating our investment, financial and planning policies. In particular, it is required to (a) review investment policies proposed by senior management; (b) evaluate the financing policies proposed by senior management and submit them for approval by the Board of Directors; (c) participate in presentations to the Board of Directors regarding the conformity of principal proposed investments and financing transactions to our guidelines; (d) weigh in on strategic planning and assist the Board of Directors in monitoring financial projections and the concurrence of investment and financing policies with strategic objectives; (e) review annual budget assumptions and submit them for approval by the Board of Directors; (f) monitor our budget and strategic plan; (g) identify risk factors and review policies for managing those risks; and (h) perform any other functions the Board of Directors may delegate to the finance and planning committee. Each member of the finance and planning committee is independent, as independence is defined under the Mexican Securities Market Law.

The Finance and Planning Committee Report

A translation of the finance and planning committee's annual report submitted to the Board of Directors on February 9, 2005 is provided below.

Finance and Planning Committee Report

To the Board of Directors of
Teléfonos de México, S.A. de C.V.

Mr. Chairman, Board members:

The relevant issues that have been discussed in the sessions of the Finance and Planning Committee of the Board of Directors are the following:

- We reviewed the results of the investment programs and liabilities of the Company at year-end 2004. The investments and financing complied with the policies established by the Board and achieved the projected viability.
- We analyzed and evaluated the projected investment and liabilities plans for 2005 and both were within framework of the policies established by the Board, which policies are also in line with the established strategic vision of the Company.
- Therefore, the Committee considered that the principal investments and financing for 2005 that management has planned are viable and adequate.
- We also reviewed the figures of the financial statements at December 31, 2004, and compared them with the figures of 2003 and the 2004 budget. Additionally, we analyzed the premises and financial projections included in the Company's budget for 2005. The Committee considered that these projections are in line with the Company's strategic plan.
- In addition, we carried out an evaluation and verified that the strategic position of the Company is consistent with its strategic plan.

We consider that this information should be included in the annual report that the Board of Directors presents to the Shareholders' Meeting where the 2004 results will be made known in order to comply with the Best Corporate Practices Code.

Fernando Solana Morales
President

Mexico City
February 9, 2005

Senior Management

As of April 28, 2005, the names, responsibilities and prior business experience of our senior officers are as follows:

Jaime Chico Pardo Chief Executive Officer	Appointed: Business experience:	1995 Director and member of executive committee of Telmex since 1990
Isidoro Ambe Attar Commercial-Corporate Market	Appointed: Business experience:	1997 Various positions at Telmex in marketing and procurement areas
Adolfo Cerezo Pérez Chief Financial Officer	Appointed: Business experience:	1991 Various positions in finance, including treasurer of Telmex
Javier Elguea Solís Dean of Inttelmex	Appointed: Business experience:	1995 Head of human resources at Telmex
Arturo Elías Ayub Strategic Alliances, Communications and Institutional Relations	Appointed: Business experience:	1998 Various positions at Telmex in regulation and Internet areas
Eduardo Gómez Chibli Technical and Long Distance	Appointed: Business experience:	1995 Various positions in technical and long distance areas at Telmex
Javier Mondragón Alarcón Regulation and Legal	Appointed: Business experience:	1999 General counsel at Grupo Televisa and executive vice president at Grupo Televicentro
Sergio Medina Noriega Legal	Appointed: Business experience:	1995 Various legal positions at Bancomer S.A. (now BBVA Bancomer) and legal director of Empresas Frisco
Jaime Pérez Gómez Human Resources	Appointed: Business experience:	2000 Various positions at Telmex in legal and human resources areas
Patrick Slim Domit Commercial-Retail Markets	Appointed: Business experience:	2000 Vice president of Grupo Carso

Héctor Slim Seade Support to Operations	Appointed: Business experience:	1995 Head of finance at Guardiana-Inbursa and Factoraje-Inbursa
Andrés R. Vázquez del Mercado Benshimol Investments and Strategic Development	Appointed: Business experience:	1999 Head of marketing at Radio Móvil Dipsa, S.A. de C.V., or Telcel
Oscar Von Hauske Solis Systems and Telecommunications Operators	Appointed: Business experience:	1996 Head of finance at Grupo Condumex
José Covarrubias Bravo South Division Coordinator	Appointed: Business experience:	1999 Various positions at Telmex in customer service areas and general manager of Red Uno
Darío Fernández Lizardi Gulf Division	Appointed: Business experience:	2001 Various positions at Telmex in the mass marketing, sales and government sales areas
Francisco Javier Ortega Castañeda West Division	Appointed: Business experience:	2004 Various positions at Telmex in planning and development, sales and mass marketing
Gerardo Leal Garza South Metro Division	Appointed: Business experience:	1995 General manager of Telcel
Francisco Niembro González North Metro Division	Appointed: Business experience:	2003 General Manager of Telnor and various positions at Telmex, including positions in long distance network development
Hiram Ontiveros Medrano Northwest Division	Appointed: Business experience:	2002 Various positions at Telmex, including positions in commercial and engineering areas
Raymundo Paulin Velasco North/Northeast Division Coordinator	Appointed: Business experience:	1997 Various positions at Telmex, including positions in commercial and telephone operations areas

Jorge Luis Suástegui Esquivel Center Division	Appointed: Business experience:	1997 Various positions at Telmex, including positions in the engineering, construction and telephone operations areas
Miguel Ángel Vera García Southeast Division	Appointed: Business experience:	1997 Manager in regional and operations areas at Telmex
Luis Antonio Villanueva Gómez Telnor	Appointed: Business experience:	2003 Various positions at Telmex in the engineering and engineering standards area
Gerardo Zozaya North Division	Appointed: Business experience:	2001 Various positions at Telmex in mass marketing and network construction areas

Héctor Slim Seade is the nephew of Carlos Slim Helú.

Statutory Auditors

Under our bylaws, the holders of a majority of the outstanding AA Shares and A Shares voting together may elect one or more statutory auditors (*comisarios*) and corresponding alternate statutory auditors. The primary role of the statutory auditors is to report to the holders of AA Shares and A Shares at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized to, among other things, (a) call ordinary or extraordinary general shareholders' meetings, (b) place items on the agenda for meetings of shareholders or the Board of Directors, (c) attend meetings of shareholders or the Board of Directors and (d) generally monitor our affairs. The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor and alternate statutory auditor are:

	Position	First Elected
Alberto Tiburcio Celorio	Statutory Auditor	1993
Fernando Espinosa López	Alternate Statutory Auditor	2001

Compensation of Directors and Officers

For the year ended December 31, 2004, the aggregate compensation of all of our directors, alternate directors and executive officers paid for services in all capacities was approximately P.87.3 million. Each director or alternate director received an average fee of P.47.2 thousand (nominal) for each meeting of the Board of Directors attended in 2004. Members of committees of the Board of Directors received an average fee of P.14.7 thousand (nominal) for each committee meeting attended in 2004.

In 2005, we terminated our stock option plan for our executive officers. In January 2003, we granted options to purchase an aggregate of 11.7 million L Shares at P.11.17 per L Share, which were exercisable over a period of nearly four years from the date of grant. We subsequently reduced this period to two years. In January 2004, we granted options to purchase an aggregate of 9.0 million L Shares at P.13.45 per L Share, which were exercisable for a period of nearly four years from the date of grant. We subsequently reduced this period to one year. In accordance with Mexican GAAP, we do not recognize any compensation expense as a result of granting stock options to our executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in *Item 7. Major Shareholders and Related Party Transactions—Major Shareholders*. Except as discussed therein, none of our other directors, alternate directors or executive officers is the beneficial owner of more than one percent of any class of our capital stock.

Employees

We are one of the largest non-governmental employers in Mexico. The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2004:

	December 31,		
	2004	2003	2002
End-of-period number of employees	76,683	62,103	63,775
Employees by category of activity:			
Local—Mexico	39,420	40,353	41,519
Long distance—Mexico	7,216	7,405	7,482
Other—Mexico	14,431	14,345	14,774
Latin America[1]	15,616	—	—
Employees by geographic location:			
Mexico	61,067	62,103	63,775
Latin America	15,616	—	—

(1) Includes Brazil, Chile, Argentina, Peru and Colombia.

At December 31, 2004, the Telephone Workers' Union of Mexico (known by its Spanish acronym, STRM) represented approximately 58.0% of our employees, and members of other unions represented approximately 9.7% of our employees. All management positions are held by non-union employees. Salaries and certain benefits for unionized personnel are renegotiated every year and the collective bargaining agreements with our unionized employees are renegotiated every two years. In April 2005, we and the STRM agreed to a 4.6% nominal increase in basic wages and a 1.5% nominal increase in benefits.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 35.1% of the total capital stock and 94.2% of the full voting shares (AA shares and A Shares) as of May 17, 2005. The AA Shares are owned by (1) Carso Global Telecom, (2) SBC International, a subsidiary of the U.S. telecommunications company SBC Communications, Inc. and (3) various other Mexican investors. Carso Global Telecom holds interests in telecommunications and was spun off from Grupo Carso in 1996. Carso Global Telecom may be deemed to control us. According to reports of beneficial ownership of our shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

Carso Global Telecom and SBC International are parties to an agreement entered into in December 2000 providing for certain matters relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the executive committee (see *Item 6. Directors and Officers of Registrant—Directors* and *Item 6. Directors and Officers of Registrant—Executive Committee*) and for each party to enter into a Management Services Agreement with us (see *—Related Party Transactions*).

The following table identifies each owner of five percent or more of any class of our shares as of May 17, 2005, unless otherwise indicated. Except as described below, we are not aware of any holder of five percent or more of any class of our shares.

	AA Shares[1]		A Shares[2]		L Shares[3]		Percent
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class	of voting shares[4]
Carso Global Telecom[5]	3,000.0	73.8%	46.0	18.5%	1,746.2	24.1%	70.6%
SBC International[5]	899.7	22.1%	–	–	–	–	20.9%
Brandes Investment Partners, L.P.[6]	–	–	–	–	516.3	7.1%	–
Franklin Resources, Inc.[6]	–	–	–	–	576.0	7.9%	–
JPMorgan Chase & Co.[6]					474.1	6.5%	

(1) As of May 17, 2005, there were 4,063 million AA Shares outstanding, representing 94.2% of the total full voting shares (AA Shares and A Shares).

(2) As of May 17, 2005, there were 248 million A Shares outstanding, representing 5.8% of the total full voting shares (AA Shares and A Shares).

(3) As of May 17, 2005, there were 7,249 million L Shares outstanding.

(4) AA Shares and A Shares.

(5) Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See *Item 10. Additional Information—Bylaws*.

(6) Derived from reports of beneficial ownership of our shares filed with the SEC. All figures are as of March 31, 2005.

The following table sets forth the share ownership, as of May 17, 2005, of our officers and directors who own more than one percent of any class of our capital stock. Mr. Carlos Slim Helú, together with certain members of his immediate family, may be deemed to share beneficial ownership of 3,000 million AA Shares and 46.0 million A Shares held by Carso Global Telecom and 1,821.9 million L Shares held by Carso Global Telecom and other companies that are under common control with us. Except as provided below, none of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

	AA Shares[1]		A Shares[1]		L Shares[1]		Percent
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class	of voting shares[2]
Carlos Slim Helú[3]	3,000.0	73.8%	46.0	18.5%	1,829.5	25.2%	70.6%
Carlos Slim Domit[4]	3,000.0	73.8%	46.0	18.5%	1,829.5	25.2%	70.6%
Marco Antonio Slim Domit[5]	3,000.0	73.8%	46.0	18.5%	1,829.5	25.2%	70.6%
Patrick Slim Domit[6]	3,000.0	73.8%	46.0	18.5%	1,829.8	25.2%	70.6%
Antonio Cosio Ariño	65.2	1.6%	–	–	–	–	1.5%

(1) Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See *Item 10. Additional Information—Bylaws*.
(2) AA Shares and A Shares.
(3) Includes 40,000 A shares and 60,000 L Shares owned directly by Carlos Slim Helú.
(4) Includes 8,132 L Shares owned directly by Carlos Slim Domit.
(5) Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit.
(6) Includes 335,324 L Shares owned directly by Patrick Slim Domit.

At December 31, 2004, 76.8% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.2% of the holders of L Share ADSs (15,240 holders, including The Depository Trust Company) had registered addresses in the United States. In November 2000, we established a sponsored ADS program for the A Share ADSs. 28.2% of our outstanding A Shares were held in the form of A Share ADSs at December 31, 2004, each representing the right to receive 20 A Shares, and 98.3% of the holders of A Share ADSs (4,467 holders, including The Depository Trust Company) had registered addresses in the United States.

We have no information concerning holders with registered addresses in the United States that hold:

- A Shares;
- L Shares not represented by ADSs; or
- A Share ADS that are held under the unsponsored A Share ADS programs, which pre-date the establishment of the sponsored program, and have not been exchanged for ADSs issued under such sponsored program. See *Item 9. The Offer and Listing—Trading Market.*

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In 2004, we purchased 707.8 million L Shares and 1.7 million A Shares, representing 5.9% of the shares outstanding at the beginning of 2004, with an aggregate value of P.13,894 million (P.13,514 million historical). As of April 28, 2005, we are authorized to purchase shares with an aggregate value of up to P.10 billion.

Since January 1, 1997, Carso Global Telecom has purchased A Shares and L Shares on the open market from time to time. In percentage terms, the ownership position of Carso Global Telecom has also increased as a result of our repurchase of our own shares. Carso Global Telecom's percentage ownership of the A Shares was 18.2% on December 31, 2004, 17.4% on December 31, 2003 and 15.9% on December 31, 2002. Carso Global Telecom's percentage ownership of the L Shares was 23.6% on December 31, 2004, 17.0% on December 31, 2003 and 13.4% on December 31, 2002. In June 2001, Carso Global Telecom converted 500 million L Shares to AA Shares, raising its total ownership of AA Shares to 3,000 million.

RELATED PARTY TRANSACTIONS

General

We engage in a variety of transactions in the ordinary course of business with affiliates. Pursuant to our bylaws and Mexican law, the audit committee of our Board of Directors must express an opinion on, and our Board of Directors has exclusive power to approve, any transaction with a related party that is outside the ordinary course of our business.

Our transactions with affiliates include purchasing network construction services and materials from a subsidiary of Grupo Condumex, S.A. de C.V. and insurance and bank services from Grupo Financiero Inbursa. In addition, we sell network construction materials to Grupo Condumex and provide certain services to Grupo Carso and Grupo Financiero Inbursa. Grupo Condumex and Grupo Financiero Inbursa are under common control with Carso Global Telecom, and several of their directors are also members of our Board of Directors. See *Item 6. Directors and Officers of Registrant—Directors.* The aggregate amount of our purchases from affiliates was P.9,041 million in 2004, P.8,028 million in 2003 and P.7,959 million in 2002. The aggregate amount of our sales to these affiliates was P.989.1 million in 2004, P.685.8 million in 2003 and P.585.5 million in 2002. We believe that the prices paid in these transactions are comparable to those that would be obtained in arm's length negotiations with unaffiliated parties.

From time to time we make investments together with affiliated companies, sell our investments to affiliates and buy investments from affiliates. Some of these transactions are described below.

- In June 2001, we acquired a 45% interest in Grupo Telvista, S.A. de C.V., whose principal asset is Telvista, Inc. (Telvista), a U.S. telemarketing company, for U.S.$47.0 million. We made this investment together with our affiliates, the other shareholders of Telvista, América Móvil (45%) and Grupo Carso (10%).

- In April 2004, we acquired a 60% indirect interest in Techtel from América Móvil for U.S.$75 million.

- We owned a 50% interest in Technology and Internet L.L.C., a company that invests in e-commerce enterprises in the United States and Latin America. We made this investment together with our affiliates, América Móvil (40.3%) and Grupo Financiero Inbursa (9.7%). On June 21, 2005, we sold our entire interest in Technology and Internet L.L.C. to Grupo Condumex.

- We owned approximately 25.6 million shares of common stock of MCI. Other parties that may be deemed to be under common control with us held an additional interest. In May 2005, we and the other parties that may be deemed to be under common control with us sold all shares held.

We also pay fees to Carso Global Telecom and SBC International for consulting and management services, pursuant to agreements with each party negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. The current agreements with Carso Global Telecom and SBC International were renewed for the period beginning January 1, 2005 on substantially similar terms to prior agreements. We paid to both companies an aggregate amount of U.S.$29 million in 2004, U.S.$29 million in 2003 and U.S.$29 million in 2002.

Executives of Carso Global Telecom periodically use our corporate airplane for business purposes. Carso Global Telecom pays us market rates for this service.

We are working with Grupo Financiero Inbursa on the continued joint development and promotion of the Count on Telmex card. With respect to the debit feature of the card, Grupo Financiero Inbursa manages the cash balances, and we and Grupo Financiero Inbursa divide the related earnings and costs. With respect to the credit feature of the card, Grupo Financiero Inbursa is responsible for, and bears all risks related to, the credit card operations. We are responsible for basic logistical support and invoicing and collection services in connection with the card.

Transactions between Telmex and América Móvil

América Móvil has had in recent periods a variety of contractual relationships with us and with our subsidiaries. Because both we and América Móvil, the leading wireless operator that was established in a spin-off from us in 2000, provide telecommunications services in the same geographical markets, we have extensive operational relationships. These include interconnection between our respective networks; use by América Móvil of our private circuits; our provision of long distance service to América Móvil's customers; use of facilities, particularly for the co-location of equipment on premises we own; and use by each of the services provided by the other. These operational relationships are subject to a variety of agreements, which for the most part were in place prior to the spin-off and were not significantly modified as a result of the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. Interconnection fees represent the largest component of amounts paid under these agreements. In 2004, the aggregate amount we paid América Móvil for interconnection fees totaled P.10,319 million, and the aggregate amount paid to us by América Móvil totaled P.4,318 million, primarily for use of our private circuits and long distance services. The terms of the arrangements with América Móvil are generally similar to those on which each company does business with other, unaffiliated parties.

In addition, we distribute América Móvil's handsets and prepaid cards on commercial terms similar to those given to other cellular distributors.

Transactions between Embratel and Related Parties

Embratel engages in a variety of transactions in the ordinary course of business with our subsidiaries and with other companies that may be deemed to be under common control with us.

Embratel completes international traffic from our subsidiaries and subsidiaries of América Móvil in Mexico, Chile and Argentina. Our subsidiaries and subsidiaries of América Móvil in Mexico, Chile and Argentina complete international traffic from Embratel.

Because both Embratel and América Móvil's subsidiary, Telecom Americas S.A., which operates under the brand Claro, provide telecommunications services in the same geographical markets, they have extensive operational relationships. Embratel originates mobile domestic and international long distance traffic from Claro and terminates mobile domestic and international long distance traffic to Claro. Embratel also transports Claro's traffic and leases lines to Claro.

Through its subsidiary, BrasilCenter, Embratel provides call center services to Claro and Net. Embratel also leases access facilities from Telmex do Brasil.

The terms of Embratel's arrangements with our subsidiaries and with other companies that may be deemed to be under common control with us are generally similar to those on which each company does business with other, unaffiliated parties.

In November 2004, Embratel entered into a U.S.$75 million credit agreement with Banco Inbursa, *Institución de Banca Múltiple, Grupo Financiero Inbursa*, a subsidiary of Grupo Financiero Inbursa. The agreement had terms comparable to those of three other loans Embratel received from unaffiliated parties in November and December 2004.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See *Item 18. Financial Statements* and pages F-1 through F-56.

LEGAL PROCEEDINGS

Telmex

There were a number of pending proceedings before the Mexican courts in which we or our competitors had challenged determinations or regulations issued by Cofetel, most of which were withdrawn as a result of December 2000 agreements with certain competitors. We are also involved in legal proceedings in the ordinary course of our business, none of which is material. In addition, we are in the process of appealing various proceedings brought by our competitors alleging anticompetitive practices by us before competition authorities in Mexico. The proceedings could result in fines by the authorities and subsequent civil actions by our competitors, but we believe that a negative outcome of these proceedings would not be material on an aggregate basis.

The Mexican Social Security Institute (*Instituto Mexicano del Seguro Social*) conducted an audit of our social security obligations for the period from 1997 through 2001. Following the audit, we were ordered to pay a total of approximately P.330 million (nominal value) consisting of past due obligations, penalties and accrued interest as of July 2, 2003. We have appealed these rulings to the Federal Administration and Taxation Court (*Tribunal Federal de Justicia Fiscal y Administrativa*) and, in accordance with Mexican law, have deposited a bond guaranteeing the amount alleged to be owed. Although we believe the basis for our appeal is well founded, there can be no assurance that we will prevail.

Embratel

Embratel has a substantial amount of tax-related and other contingencies. See Note 12 to our consolidated financial statements. Although Embratel believes the cases to which these contingencies relate are well founded, there is no guarantee that it will prevail in these cases.

Brazilian value-added goods and services tax (ICMS)

Embratel has received a number of fines for non-payment of ICMS on international outbound traffic and certain bundled services that are considered exempt or non-taxable for ICMS purposes. Embratel recorded a provision for P.368 million for losses considered probable but did not record a provision for P.3.8 billion, which corresponds to the claims in which Embratel expects to prevail.

In July 2002, Star One received two assessments by the tax authorities in the state of Rio de Janeiro for payment of ICMS in the amount of approximately P.1.0 billion related to Internet services and satellite use. In March 2004, Star One was required to pay approximately P.84.0 million in the Brazilian Federal District for ICMS not paid on satellite use and other obligations. Star One determined that it faces little risk of losing these suits so it has not recorded a provision for such amounts in its financial statements.

Income Tax on Inbound International Income

Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the Brazilian Federal Tax Agency, or SRF, assessed Embratel approximately P.1.2 billion for failing to pay the related income tax for the years 1996 and 1997. Embratel's appeal of this decision is still pending.

In June 1999, Embratel was further assessed for non-payment of income tax on net foreign source income for 1998 amounting to approximately P.273 million. Embratel considers the probability of loss unlikely, so no provisions have been recorded in the financial statements for the claim.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, the SRF issued a tax claim against Embratel totaling approximately P.675 million for payment of PIS prior to 1995, which had been offset in accordance with Brazilian tax law. Embratel's management evaluated the probability of a loss, and determined that no provision would be recorded in the financial statements for the claim.

Brazilian Finance Tax for Service Export Security Tax (COFINS)

There is also a P.1,451 million claim against Embratel related to the COFINS exemption on the exportation of telecommunication services for revenues through the end of 1999. Embratel argued that the government auditor made several errors in the computation of this tax and, consequently, this tax was later reduced by approximately P.934 million. A new decision at the administrative level has restated this tax to an amount of approximately P.1,004 million. Embratel has appealed this decision to a higher administrative level, and this appeal is still pending.

Disputes with third parties

Embratel is involved in a variety of additional litigation and administrative proceedings that have arisen in the ordinary course of business. Various disputes are in an advanced stage of the litigation process, and Embratel may lose at least some of the cases. Embratel has recorded a provision of P.700 million (restated) for unfavorable rulings. For other claims totaling P.62.8 million, Embratel provided guarantee deposits of P.46.0 million.

DIVIDENDS

We have paid cash dividends on our shares each year since 1958. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Year ended December 31,	Pesos per Share	Dollars per Share
2004	P. 0.6650	U.S.$ 0.0588
2003	0.6050	0.0555
2002	0.5450	0.0559
2001	0.4900	0.0529
2000	0.4450	0.0424

Since 1998, we have paid dividends quarterly. The dividends from earnings in a given year are determined at the annual meeting of shareholders in April of the following year, and paid in June, September and December of such following year and in March of the year after that. In April 2003, we declared a dividend of P.0.620 per share, which we paid in equal installments of P.0.155 per share in June 2003, September 2003, December 2003 and March 2004. In April 2004, we declared a dividend of P.0.680 per share, which we paid in equal installments of P.0.170 per share in June 2004, September 2004, December 2004 and March 2005. In April 2005, we declared a dividend of P.0.380 (post-split) per share, which will be payable in equal installments of P.0.095 per share in June 2005, September 2005, December 2005 and March 2006.

The declaration, amount and payment of dividends are determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. Accordingly, we cannot assure you that we will continue to pay dividends or that future dividends will be comparable to historical dividends. Our bylaws provide that holders of the AA Shares, the A Shares and the L Shares share equally on a per-share basis in dividend payments and other distributions.

Item 9. The Offer and Listing

TRADING MARKET

The L Share ADSs, each representing 20 L Shares of Telmex, are issued by JPMorgan Chase Bank, N.A., or the Depositary, as depositary for the L Share ADSs. The L Share ADSs are traded on the New York Stock Exchange and listed on the Frankfurt Stock Exchange, and the L Shares are traded on the Mexican Stock Exchange and listed on the *Mercado de Valores Latinoamericano* (Latibex) in Madrid, Spain.

The A Share ADSs, each representing 20 A Shares of Telmex, are issued by the Depositary, as depositary for the A Share ADSs. The A Shares are traded on the Mexican Stock Exchange, and the sponsored A Share ADSs are quoted on the NASDAQ SmallCap Market. Trading has ceased with respect to the unsponsored A Share ADSs.

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange (pesos per L Share)		New York Stock Exchange (U.S. dollars per L Share ADS)	
	High	Low	High	Low
Annual highs and lows				
2004	P. 21.62	P. 17.31	U.S.$ 38.54	U.S.$ 30.11
2003	19.05	14.95	34.49	28.81
2002	18.62	13.18	41.05	26.70
2001	16.90	13.79	37.04	27.48
2000	35.30	20.10	76.31	42.31
Quarterly highs and lows				
2005:				
First quarter	P. 22.49	P. 19.30	U.S.$ 40.31	U.S.$ 34.30
2004:				
First quarter	19.55	18.39	35.71	33.11
Second quarter	20.70	18.34	36.81	31.60
Third quarter	19.20	17.31	33.06	30.11
Fourth quarter	21.62	18.14	38.54	32.25
2003:				
First quarter	18.24	15.76	34.49	28.81
Second quarter	17.19	14.95	32.35	29.14
Third quarter	17.28	15.69	32.30	30.03
Fourth quarter	19.05	16.95	33.86	30.08
Monthly highs and lows				
2005:				
January	P. 21.42	P. 20.28	U.S.$ 38.10	U.S.$ 36.20
February	22.49	21.20	40.31	37.98
March	22.17	19.30	40.22	34.30
April	19.62	18.29	35.02	32.97
May[(1)]	10.25	9.35	18.73	16.96
2004:				
December	21.62	19.49	38.54	34.50

(1) Prices reflect a two-for-one stock split that went into effect on May 25, 2005.

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units.

	Mexican Stock Exchange (pesos per A Share)		NASDAQ (U.S. dollars per A Share ADS)	
	High	Low	High	Low
Annual highs and lows				
2004	P. 21.59	P. 17.24	U.S.$ 38.50	U.S.$ 30.01
2003	19.00	14.95	34.50	28.51
2002	18.56	13.00	41.00	26.50
2001	16.88	13.86	36.80	26.86
2000	35.80	20.80	3.75	2.09
Quarterly highs and lows				
2005:				
First quarter	P. 22.50	P. 19.15	U.S.$ 40.30	U.S.$ 34.01
2004:				
First quarter	19.62	18.30	35.46	33.00
Second quarter	20.65	18.40	36.75	31.30
Third quarter	19.30	17.24	32.94	30.01
Fourth quarter	21.59	18.18	38.50	32.06
2003:				
First quarter	18.10	15.67	34.50	28.51
Second quarter	17.10	14.95	32.25	29.00
Third quarter	17.20	15.66	32.49	29.70
Fourth quarter	19.00	16.98	33.70	29.86

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 26 brokerage firms, which are exclusively authorized to trade on the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems, which are open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through American Depositary Shares) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission. Most securities traded on the Mexican Stock Exchange, including those of Telmex, are on deposit with S.D. Indeval, S.A. de C.V., a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information

BYLAWS

Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. The full text of our bylaws has been filed as an exhibit to this Annual Report. For a description of the provisions of our bylaws relating to our Board of Directors, committees of the Board of Directors and statutory auditors, see *Item 6. Directors and Officers of Registrant.*

On March 19, 2003, the CNBV published new general rules, or the Rules, for issuers, which codify the principal rules applicable to issuers and public offerings. The Rules increased the obligations and responsibilities of the audit committee by requiring the committee's opinion to delist or cancel the registration of the shares of a company and to authorize any changes to the accounting policies and practices, among other important provisions.

Organization and Register

Telmex is a *sociedad anónima de capital variable* organized in Mexico under the Mexican Companies Law (*Ley General de Sociedades Mercantiles*). It is registered with the Public Registry of Commerce of Mexico City under the number 5229.

Share Capital

Our capital stock comprises Series AA Shares, without par value, Series A Shares, without par value and Series L Shares, without par value. All of the outstanding shares are fully paid and non-assessable.

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under *—Voting Rights.* The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See *—Limitations on Share Ownership.*

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2004, the AA Shares represented 34.3% of our outstanding capital stock and 94.2% of our combined AA Shares and A Shares.

Each L Share is exchangeable at the option of the holder for one AA Share by delivering the L Share certificate to our treasury for cancellation and receiving the corresponding AA Share certificate. The right to exchange is subject to limitations on non-Mexican ownership of AA Shares and to the requirement that the AA Shares and A Shares together may never represent more than 51% of our outstanding capital stock. As of December 31, 2004, the AA Shares and A Shares together represented 36.5% of our outstanding capital stock.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

- the extension of Telmex's term of duration;
- the transformation of Telmex from one type of company to another;
- any merger in which Telmex is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex;
- removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange; and
- any action that would prejudice the rights of holders of L Shares.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders' Meetings

General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

A special meeting of the holders of L Shares must be held each year for the election of directors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect directors and statutory auditors and to determine the allocation of the profits of the preceding year.

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75% of the AA shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders:

- who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action; and
- whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders' meetings may be called by the Board of Directors, its chairman, the statutory auditors or a court. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders of 10% of the outstanding capital stock. Notice of meetings must be published in the *Diario Oficial* (Official Gazette) or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares with us at our office in Mexico City, with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. ADS holders must exercise their voting rights through the depositary.

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profits is available for distribution.

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution.

Limitation on Capital Increases

Our bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within 30 calendar days following the publication of notice of the capital increase in the *Diario Oficial* (Official Gazette) and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible.

Limitations on Share Ownership

Ownership by non-Mexicans of shares of Mexican enterprises in certain economic sectors, including telephone services, is regulated by the Foreign Investment Law and the Regulations thereunder. The National Commission on Foreign Investment is responsible for administration of the Foreign Investment Law and Regulations. In order to comply with restrictions on the percentage of their capital stock that may be owned by non-Mexican investors, Mexican companies typically limit particular classes of their stock to Mexican ownership. Under the Foreign Investment Law, a trust for the benefit of one or more non-Mexican investors may qualify as Mexican if the trust meets certain conditions that will generally ensure that the non-Mexican investors do not determine how the shares are voted.

Non-Mexican investors are not permitted to own more than 49% of the capital stock of a Mexican corporation engaged in the telephone business. Pursuant to a decision of the Foreign Investment Commission dated August 10, 1990, the L Shares of Telmex, because of their limited voting rights, are not taken into account in determining compliance with this restriction and accordingly are not subject to Mexican ownership restrictions. The A Shares are also unrestricted. The AA Shares, however, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. A holder that acquires AA Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those AA Shares. As a consequence of these limitations, a non-Mexican investor cannot under Mexican law own AA Shares except through a trust that effectively neutralizes the votes of non-Mexican investors.

Pursuant to the Foreign Investment Law and Regulations, we have registered any foreign owner of our shares, and the depositary with respect to the ADSs representing our shares, with the National Registry of Foreign Investment.

In addition, pursuant to the Foreign Investment Law and Regulations, our Mexican shareholders retain the power to determine our administrative control and management.

Foreign states are prohibited under the General Communications Law from directly or indirectly owning shares of Telmex. The Telecommunications Regulations provide, however, that foreign state-owned enterprises organized as separate entities with their own assets may own minority interests in Telmex or any number of shares with limited voting rights. Ownership of A Shares or L Shares by such foreign state-owned companies, or by pension or retirement funds organized for the benefit of employees of state, municipal or other Mexican governmental agencies, is not considered direct or indirect ownership by foreign states for the purposes of the General Communications Law.

Restrictions on Certain Transactions

Our bylaws provide that any acquisition or transfer by us of more than 10% of our issued and outstanding shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors.

Restrictions on Deregistration in Mexico

Our shares are registered with the National Registry for Securities, as required under the Securities Market Law and regulations issued by the CNBV. If we wish to cancel our registration, or if it is cancelled by the CNBV, the stockholders having the majority of the ordinary shares or that may, on any basis, impose decisions at shareholders' meetings, or appoint the majority of the Board of Directors of Telmex at that time will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. In order to comply with the Rules, at the extraordinary shareholders' meeting held in April 30, 2003, we amended certain articles of our bylaws. Some of the amendments were made to comply with certain new requirements for the delisting and cancellation of the registration of the shares of the company. As a result, our bylaws now provide that if, after the public offer is concluded, there are still outstanding shares held by the general public, the shareholders that control Telmex will be required to create a trust for a period of six months, into which such controlling shareholders will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit committee, our Board of Directors must publish its opinion regarding the offer price.

Tender Offer Rules

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (*i.e.*, 30% or more) in the capital stock of the company, without conducting a previous public offer in accordance with the applicable rules issued by the CNBV, would not have the right to exercise the corporate rights of their shares, and that the company will not register such shares in the share registry book.

Other Provisions

Variable capital. We are permitted to issue shares constituting fixed and variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares. Under Mexican law and our bylaws, if we issued variable-capital shares, any holder of such shares would be entitled to redeem them at the holder's option at any time at a redemption price equal to the lower of:

- 95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days preceding the date on which the exercise of the option is effective; and

- the book value of such shares at the end of the fiscal year in which the exercise of the option is effective.

If the option is exercised during the first three quarters of a fiscal year, it is effective at the end of the next succeeding fiscal year. The redemption price would be payable following the annual ordinary general meeting of holders of AA Shares and A Shares at which the relevant annual financial statements were approved.

Forfeiture of shares. As required by Mexican law, our bylaws provide that "any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation." Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to his investment in Telmex. If the shareholder invokes such governmental protection in violation of this agreement, his shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican federal courts.

Duration. Telmex's existence under the bylaws is 100 years from the date of the public deed in which its incorporation is evidenced.

Purchase of our own shares. According to the bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be made in compliance with the policies established by the Board of Directors, and the amount of shares to be repurchased must be approved by the general ordinary shareholders' meeting. The shareholders' meeting approves the maximum amount of funds that may be used during the year for the repurchase of shares. The ordinary shareholders' meeting held on April 28, 2005 approved up to an additional P.6 billion to be used for share repurchases. Such funds may be used for the repurchase of shares through the Mexican Stock Exchange. In the event that we repurchase shares, our shareholders' equity will be reduced automatically in an amount equal to the assumed par value of each repurchased share. However, if repurchased shares are held as treasury stock, our capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting during such period.

Conflict of interest. Shareholders with conflicting interests with Telmex with respect to a transaction are required to abstain from deliberating and voting on the specific transaction. A shareholder that votes on a specific business transaction in which its interest conflicts with Telmex's may be liable for damages, but only if the transaction would not have been approved without its vote. A determination of conflicting interest would initially be made by the shareholder subject to judicial challenge. Mexican law does not provide extensive guidance on the criteria to be applied in making such a decision.

Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from Telmex and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders' meeting unless they meet certain procedural requirements, as described above under *—Shareholders' Meetings*. As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

Enforceability of Civil Liabilities

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

CERTAIN CONTRACTS

We are party to concession agreements that authorize us to provide certain telecommunications services on specific terms. These are described in *Item 4. Information on the Company—Mexican Operations—Regulation*.

Our agreements with related parties are described in *Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions*.

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the Mexican government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the Mexican government will maintain its current foreign exchange policies. See *Item 3. Key Information—Exchange Rates*.

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, AA Shares, L Share ADSs, or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto between the United States and Mexico entered into force on January 1, 1994 and has been amended recently by an additional protocol that entered into force on July 3, 2003 (the "Tax Treaty"). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this Annual Report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (*Ley del Impuesto sobre la Renta*) and the rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold the shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a "nonresident holder").

For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has his or her center of interests in Mexico; a corporation is considered a resident if it is incorporated under the laws of Mexico or if it has established its headquarters in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

Tax Treaties

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined in —*U.S. Federal Income Tax Considerations*) are summarized below.

The Mexican Income Tax Law has established procedural requirements for a nonresident holder disposing of his shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include the obligation to (i) prove tax treaty residence, and (ii) appoint a representative in Mexico for taxation purposes.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the of L Shares, A Shares, AA Shares, L Share ADSs, or A Share ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of shares or ADSs, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange, the Frankfurt Stock Exchange, NASDAQ and the *Mercado de Valores Latinoamericanos en Euros* (LATIBEX), and (ii) certain other requirements are met. In addition, income realized by a nonresident holder from tendering shares or ADSs pursuant to a public tender offer may be exempt from Mexican taxation, provided that certain requirements are met. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

For non-resident corporations and individuals that do not meet the requirements mentioned above, gross income obtained on the sale or disposition of shares will be subject to 5% tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance. Under certain circumstances, non-resident corporations and individuals, alternatively, may elect to pay a 20% tax on the net amount of the transaction.

Pursuant to the Tax Treaty, gains realized by a U.S. holder (as defined in —*U.S. Federal Income Tax Considerations*) from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

In other cases, nonresident holders will be subject to Mexican income tax on the sale or other disposition of shares or ADSs. Such nonresident holders should consult with their own tax advisers as to how Mexican income tax would apply to their circumstances.

Other Mexican Taxes

Under certain circumstances, a nonresident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs. A gratuitous transfer of shares by a nonresident holder, however, may in certain circumstances result in the imposition of Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a "U.S. holder" is a holder of shares or ADSs that is:

- a citizen or resident of the United States of America;
- a corporation organized under the laws of the United States of America or any state thereof; or
- otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

Each U.S. holder should consult such holder's own tax advisor concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.

Treatment of ADSs

In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

Taxation of Distributions

In this discussion, we use the term "dividends" to mean distributions paid out of our current or accumulated earnings and profits with respect to shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs, L Shares and A Shares will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs, L Shares and A Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the Untied States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company, or PFIC, or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company, or FPHC, or foreign investment company, or FIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. *Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.*

Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the "Code").

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder will recognize gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder's basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss realized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently if a Mexican withholding tax is imposed on the sale or disposition of L Shares or A Shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, L Shares or A Shares.

Exchange of Shares

A U.S. holder's exchange of A Shares for L Shares will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the L Shares equal to the basis such holder had in the exchanged A Shares. An exchanging U.S. holder's holding period for the L Shares will include the holding period such U.S. holder had in the A Shares before such shares were exchanged.

A U.S. holder's exchange of L Shares for AA Shares, pursuant to the option to exchange in respect of such L Shares, will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the AA Shares received equal to the basis such holder had in the exchanged L Shares. A U.S. holder's holding period for AA Shares received in such an exchange will include the holding period such U.S. holder had in the L Shares prior to such exchange.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

- establishes that it is a corporation or other exempt holder; or

- provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Service.

U.S. Tax Consequences for Non-U.S. holders

Distributions. A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

- such gain is effectively connected with the conduct by the holder of a U.S. trade or business; or

- in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information reporting and backup withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

CORPORATE GOVERNANCE PRACTICES

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE) and Rule 4350(a)(1) of the NASDAQ Stock Market, Inc. (NASDAQ) Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE and NASDAQ listing standards.

The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. "Controlled companies," which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an	*Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company's proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). "Controlled companies," which would include*	*Director Independence.* Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a Board of Directors of between five and 20 members, 25% of whom must be independent as defined under the Mexican Securities Market Law. Our Board of

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
individual, group or another company, rather than the public. §303A.01	*our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 4350(c)(1) & (c)(5)*	Directors is not required to make a determination as to the independence of our directors.
		The definition of independence under Mexican law differs from the NYSE and NASDAQ standards. Under Article 14 Bis of the Mexican Securities Market Law, a director is not independent if such director is: (i) an employee or officer of the company (one-year cooling off period); (ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company's officers; (iii) a consultant, or partner or employee of a consultant, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant; (iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important where its sales to or purchases from the company represent more than 10% of the client's or supplier's total sales or purchases. A debtor or creditor is considered important whenever its sales to or purchases from to the company represent more than 15% of the debtor's or creditor's total sales or purchases; (v) an employee of a non-profit entity that receives contributions from the company that represent more than 15% of the total contributions received;

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
		(vi) a CEO or other high ranking officer of another company in which the issuer's CEO or other high ranking officer is a member of the Board of Directors; or (vii) a "family member" related to any of the persons mentioned above in (i) through (vi). "Family member" includes a person's spouse, concubine or other relative of up to three degrees of consanguinity and affinity, in the case of (i) and (ii) above, and a spouse, concubine or other relative of up to one degree of consanguinity or affinity in the case of (iii) through (vi) above.
Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	*Executive Sessions. Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 4350(c)(2)*	*Executive Sessions.* Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.
Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. "Controlled companies" are exempt from these requirements. §303A.04	*Nominating Committee. Director nominees must be selected, or recommended for the board's selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. "Controlled companies" are exempt from this requirement. Rules 4350(c)(4)(A)-(B) & (c)(5)*	*Nominating Committee.* We do not have a nominating committee or corporate governance committee. We are not required to have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Code of Best Corporate Practices. As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.
Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. "Controlled	*Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or*	*Compensation Committee.* We are not required to have a compensation committee. As recommended by the Mexican Code of Best Corporate Practices, we have an evaluation and compensation committee, the members of which are independent, as independence is defined under the Mexican Securities Market Law.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
companies" are exempt from this requirement. §303A.05	*deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. "Controlled companies" are exempt from this requirement. Rules 4350(c)(3)(A)-(B) & (c)(5)*	As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.
Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	*Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)*	*Audit Committee.* We have an audit committee of three members. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit committee operates primarily pursuant to a written charter adopted by our Board of Directors. For a detailed description of the duties of our audit committee, see *Item 6. Directors and Officers of Registrant—Audit Committee.*
Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	*Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A)*	*Equity Compensation Plans.* Shareholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, regulations of the Mexican Banking and Securities Commission require shareholder approval under certain circumstances.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)	*Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 4350(i)(1)(B)-(D)*	*Shareholder Approval for Issuance of Securities.* Mexican law and our bylaws require us to obtain shareholder approval of the issuance of equity securities.
Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	*Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n)*	*Code of Business Conduct and Ethics.* We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our web site: www.telmex.com.
Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	*Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h)*	*Conflicts of Interest.* In accordance with Mexican law and our bylaws, the audit committee must provide an opinion regarding any transaction with a related party that is outside of the ordinary course of business, which must be approved by the Board of Directors.
Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	*Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g)*	*Solicitation of Proxies.* We are not required under Mexican law to solicit proxies or provide proxy materials for meetings of shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders' meetings and, where applicable, instructions on

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
		how to vote at the shareholders' meeting either in person or through a person having a proxy specifically designated by the shareholder.
	Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant ("peer review") that determines whether the auditor's system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)	*Peer Review.* Mancera, S.C., a member practice of Ernst & Young Global, our independent auditor, is not subject to "peer review" as such term is defined in Marketplace Rule 4350(k).

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC's web site at www.sec.gov and at our web site at www.telmex.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report.)

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to market risk from changes in currency exchange rates, changes in interest rates and changes in market prices of publicly traded securities.

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.54,310 million of indebtedness bearing interest at floating rates at December 31, 2004. In 2002, we began entering into interest rate swaps under which we pay fixed-rate interest in pesos and receive floating-rate interest in pesos. In 2003, we began entering into U.S. dollar-denominated interest rate swaps under which we pay fixed-rate interest in U.S. dollars and receive floating-rate interest in U.S. dollars. See *Item 5. Operating and Financial Review and Prospects—Hedging.*

Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2004, indebtedness denominated in foreign currencies was P.81,291 million, of which P.75,718 million was denominated in U.S. dollars, P.4,344 million was denominated in Brazilian *reais* and P.1,229 million was denominated in other foreign currencies.

Market price risk exists principally with respect to our publicly-traded marketable securities. As of December 31, 2004, we had P.6,146 million in marketable securities, which we hold for trading purposes. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income. We do not use any derivative instruments to hedge our marketable securities.

We regularly assess our exposure and monitor opportunities to manage these risks, for example through the use of financial instruments. From time to time we use financial instruments to manage our market risk exposures. Since late 2001, we have entered into hedging transactions with respect to our U.S. dollar-denominated indebtedness. We use these transactions, which may be foreign exchange forward exchange and option contracts, to hedge against changes in the exchange rate between the U.S. dollar and the Mexican peso. See *Item 5. Operating and Financial Review and Prospects—Hedging.*

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2004 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately P.6,300 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.293 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in pesos of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments held at December 31, 2004 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments would have been approximately P.784 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2004 would have resulted in additional interest expense of approximately P.378 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

Market Prices

The potential loss in fair value of marketable securities held at December 31, 2004 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the market price of such securities would have been approximately P.615 million.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Antonio del Valle Ruiz, the chairman of our audit committee and one of our alternate directors, has financial experience as required by the mandate of our audit committee. Our Board of Directors has established that Mr. del Valle Ruiz is an audit committee financial expert. Mr. del Valle Ruiz, who studied accounting at the *Escuela Bancaria y Comercial*, acquired his expertise through his role as chief executive officer at various Mexican banks over the last 35 years. Mr. del Valle Ruiz is independent, as audit committee member independence is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. See *Item 6. Directors and Officers of Registrant—Audit Committee.*

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to all our personnel, including our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our code of ethics is available on our web site at www.telmex.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm. and by other Ernst & Young Global members during the fiscal years ended December 31, 2004 and 2003:

	Year ended December 31,	
	2004	2003
	(in thousands of constant pesos as of December 31, 2004)	
Audit fees	P. 40,732	P. 23,648
Audit-related fees	2,086	1,167
Tax fees	2,343	911
Other fees	959	2,203
Total fees	P. 46,120	P. 27,928

Audit fees in the above table are the aggregate fees billed by Mancera, S.C. in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are fees billed by Mancera, S.C. for the review of reports on our operations submitted to Cofetel.

Tax fees in the above table are fees billed by Mancera, S.C. for tax compliance services.

Other fees in the above table are fees billed by Mancera, S.C. primarily related to evaluation of the security of our information technology in 2004 and assistance in information technology services, an evaluation of our internal auditing functions and training in 2003.

The increase in 2004 in each of the four fees billed to us by Mancera, S.C. was a result of the consolidation of our non-Mexican operations.

Audit Committee Approval Policies and Procedures

Our audit committee has established pre-approval policies and procedures for the engagement of our independent auditors for services. Such policies and procedures outline services that require specific approval on a case-by-case basis and general services that have been approved in advance by the audit committee, which include statutory and regulatory audits, tax compliance and evaluation of the security of our information technology. Prior to providing any services that require specific pre-approval, our independent auditor, together with our chief financial officer, will jointly present to the audit committee a request for approval of audit services, in which such persons confirm that the request complies with applicable rules.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on L Shares purchased by our company and affiliated purchasers in 2004:

Year ended December 31, 2004	Total Number of L Shares Purchased[1]	Weighted Average Price Paid per L Share	Total Number of L Shares Purchased as Part of the Share Repurchase Program[2]	Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program	Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program[3]
January 1-31	60,994,300	P. 18.78	60,994,300	P. 18.78	P. 766,358
February 1-29	127,700,000	19.14	39,700,000	19.20	1,362
March 1-31	226,946,100	19.04	78,446,100	19.01	10,507,665
April 1-30	131,597,700	20.13	79,400,000	20.16	8,904,107
May 1-31	112,405,300	19.07	63,028,100	19.05	7,700,588
June 1-30	107,793,600	19.04	59,119,100	19.03	6,573,046
July 1-31	137,161,600	17.89	63,717,000	17.95	5,426,190
August 1-31	125,328,800	18.00	65,550,000	17.99	4,243,580
September 1-30	118,783,300	18.74	57,857,000	18.73	3,157,520
October 1-31	128,690,700	18.86	58,361,700	18.85	2,054,886
November 1-30	35,592,090	20.15	34,000,000	20.25	9,364,005
December 1-31	47,671,100	20.19	47,671,100	20.19	8,400,153
Total/Average	1,360,664,590	P. 18.96	707,844,400	P. 19.05	

(1) We do not repurchase our L Shares other than through the share repurchase program. An aggregate of 652,820,190 L Shares were purchased by our affiliated purchasers in 2004. These shares were purchased through open-market transactions.

(2) We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 1, 2004, our shareholders authorized an additional P.12,000,000,000 for the repurchase of L Shares and A Shares, and on November 30, 2004, our shareholders authorized an additional P.8,000,000,000 for the repurchase of L Shares and A Shares.

(3) This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

The following table provides information on A Shares purchased by our company and affiliated purchasers in 2004:

Year ended December 31, 2004	Total Number of A Shares Purchased[1]	Weighted Average Price Paid per A Share	Total Number of A Shares Purchased as Part of the Share Repurchase Program[2]	Weighted Average Price Paid per A Share Purchased as Part of the Share Repurchase Program	Approximate Peso Value (in Thousands) of A Shares that May Yet Be Purchased Under the Share Repurchase Program[3]
January 1-31	152,500	P. 18.64	152,500	P. 18.64	P. 766,358
February 1-29	150,400	19.29	150,400	19.29	1,362
March 1-31	130,400	18.87	130,400	18.87	10,507,665
April 1-30	137,900	20.09	137,900	20.09	8,904,107
May 1-31	144,700	18.76	144,700	18.76	7,700,588
June 1-30	134,000	18.94	134,000	18.94	6,573,046
July 1-31	178,700	17.81	178,700	17.81	5,426,190
August 1-31	195,900	18.23	195,900	18.23	4,243,580
September 1-30	126,500	18.74	126,500	18.74	3,157,520
October 1-31	151,400	18.74	151,400	18.74	2,054,886
November 1-30	121,700	20.14	121,700	20.14	9,364,005
December 1-31	74,100	20.16	74,100	20.16	8,400,153
Total/Average	1,698,200	P. 18.92	1,698,200	P. 18.92	

(1) No A Shares were purchased by us or our affiliated purchasers in 2004 other than through our share repurchase program.

(2) We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 1, 2004, our shareholders authorized an additional P.12,000,000,000 for the repurchase of L Shares and A Shares, and on November 30, 2004, our shareholders authorized an additional P.8,000,000,000 for the repurchase of L Shares and A Shares.

(3) This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-56, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this Annual Report:

1.1 Amended and restated bylaws (*astatutos socialas*) of Teléfonos de México, S.A. de C.V., dated as of April 28, 2005, together with an English translation.

2.1 L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-11362) filed on January 14, 2000).

2.2 Form of A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-12936) filed on November 29, 2000).

2.3 Loan Agreement, dated as of July 15, 2004, among Teléfonos de México, S.A. de C.V., as borrower, the lenders party thereto, Citibank, N.A., as administrative agent, and ABN Amro Bank N.V., BBVA Securities Inc., The Bank of Tokyo-Mitsubishi, Ltd., Caja de Ahorros y Monte de Piedad de Madrid, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., ING Capital LLC and The Bank of Nova Scotia, as Mandated Lead Arrangers.

3.1 Agreement dated December 20, 2000 between Carso Global Telecom, S.A. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.1 Concession dated March 10, 1976 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.2 Concession Amendment dated August 10, 1990 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.3 Management Services Agreement dated January 3, 2005 between Teléfonos de México, S.A. de C.V. and Carso Global Telecom, S.A. de C.V. (English translation).

4.4 Management Services Agreement dated January 2, 2001 between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

4.5 Amendment, dated January 31, 2005, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc.

4.6	Stock Purchase Agreement, dated as of April 9, 2005, by and among Verizon Communications Inc., Eli Acquisition, LLC, Global Telecom LLC, Inmobiliaria Inbursa, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa, Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V., Orient Star Holdings LLC and Commercial LLC (incorporated by reference to Exhibit 2.1 to Verizon's Current Report on Form 8-K filed on April 11, 2005).
7.1	Calculation of ratios of earnings to fixed charges.
8.1	List of subsidiaries of Teléfonos de México, S.A. de C.V.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Mancera, S.C., to the incorporation by reference into the effective registration statement on Form F-3 of Teléfonos de México, S.A. de C.V. (File No. 333-111040) of its report with respect to the consolidated financial statements of Teléfonos de México, S.A. de C.V., which appears in this Annual Report on Form 20-F.

The exhibits do not include any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed when under such instrument the total amount of securities authorized does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

By: /s/ Adolfo Cerezo Pérez
Name: Adolfo Cerezo Pérez
Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Teléfonos de México, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States of America). Such standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A. de C.V. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 19).

Mancera, S.C.
A member firm of
Ernst & Young Global

/s/ C.P.C. Fausto Sandoval Amaya

C.P.C. Fausto Sandoval Amaya

Mexico City, Mexico
February 28, 2005, except for Notes 2, 6, 15 g)
and 19, as to which the date is April 14, 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of Mexican pesos, except earnings per share, with purchasing power at December 31, 2004)

	Year ended December 31,			Millions of U.S. dollars, except for earnings per share
	2004	2003	2002	2004
Operating revenues:				
Local service	P. 56,953,119	P. 56,667,170	P. 58,093,880	$ 5,056
Domestic long-distance service	24,904,666	18,818,312	19,179,034	2,211
International long-distance service	10,674,687	9,112,445	9,911,544	948
Interconnection service	19,199,027	18,477,105	17,019,161	1,704
Corporate networks	13,283,645	8,973,947	9,386,892	1,179
Internet	7,818,109	5,380,763	4,234,505	694
Other	5,968,704	5,482,626	5,500,451	530
	138,801,957	122,912,368	123,325,467	12,322
Operating costs and expenses:				
Cost of sales and services	30,141,264	28,158,412	27,971,000	2,676
Commercial, administrative and general expenses	22,118,624	18,141,084	18,098,911	1,964
Transport and interconnection	19,938,733	13,063,792	12,555,362	1,770
Depreciation and amortization (Notes 4 to 6) (includes P. 21,552,314 in 2004, P. 20,491,765 in 2003 and P. 20,252,371 in 2002, respectively, not included in cost of sales and services)	22,947,443	21,767,428	21,402,476	2,037
	95,146,064	81,130,716	80,027,749	8,447
Operating income	43,655,893	41,781,652	43,297,718	3,875
Comprehensive financing cost:				
Interest income	(2,981,301)	(3,144,931)	(1,374,473)	(265)
Interest expense	6,378,483	6,059,381	6,612,418	566
Exchange (gain) loss, net	(26,119)	3,295,569	4,861,357	(2)
Monetary gain, net	(2,849,570)	(1,737,705)	(3,057,178)	(253)
	521,493	4,472,314	7,042,124	46
Income before income tax and employee profit sharing	43,134,400	37,309,338	36,255,594	3,829
Provisions for (Note 16):				
Income tax	12,362,023	10,787,099	11,293,798	1,097
Employee profit sharing	2,822,195	2,719,368	3,283,781	251
	15,184,218	13,506,467	14,577,579	1,348
Income before equity interest in net loss of affiliates	27,950,182	23,802,871	21,678,015	2,481
Equity interest in net loss of affiliates	(114,856)	(187,965)	(275,302)	(10)
Net income	P. 27,835,326	P. 23,614,906	P. 21,402,713	$ 2,471
Distribution of net income:				
Majority interest	P. 27,496,601	P. 23,614,906	P. 21,402,713	$ 2,441
Minority interest	338,725			30
	P. 27,835,326	P. 23,614,906	P. 21,402,713	$ 2,471
Majority net income per share:				
Basic	P. 2.300	P. 1.897	P. 1.648	$ 0.204
Diluted	P. 2.293	P. 1.845	P. 1.619	$ 0.204

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

	December 31,		
	2004	2003	Millions of U.S. dollars 2004
ASSETS			
Current assets:			
Cash and cash equivalents	P. 20,499,003	P. 10,717,647	$ 1,820
Marketable securities and instruments available for sale (Note 2)	6,145,745	7,737,401	546
Accounts receivable, net (Note 3)	30,418,857	20,458,911	2,700
Inventories for sale, net	1,355,505	945,367	120
Prepaid expenses	1,992,660	1,822,184	177
Total current assets	60,411,770	41,681,510	5,363
Plant, property and equipment, net (Note 4)	151,988,780	127,344,984	13,492
Inventories, primarily for operation of the telephone plant, net	2,186,020	1,301,155	194
Licenses, net (Note 5)	3,193,161	617,395	284
Equity investments (Note 6)	793,599	876,634	70
Net projected asset (Note 7)	25,622,601	23,495,279	2,275
Deferred taxes (Note 16)	5,329,575		473
Goodwill, net (Note 6)	3,782,899	86,082	336
Total assets	P. 253,308,405	P. 195,403,039	$ 22,487
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current portion of long-term debt (Note 8)	P. 13,194,448	P. 21,313,598	$ 1,171
Accounts payable (Note 10)	17,994,716	9,909,848	1,597
Accrued liabilities (Note 14)	8,287,541	5,288,907	736
Taxes payable	7,264,015	1,325,322	645
Deferred credits (Note 9)	2,067,065	1,337,429	184
Total current liabilities	48,807,785	39,175,104	4,333
Long-term debt (Note 8)	76,846,696	50,928,961	6,822
Labor obligations (Note 7)	1,724,572		153
Deferred taxes (Note 16)	18,101,653	21,515,768	1,607
Total liabilities	145,480,706	111,619,833	12,915
Stockholders' equity (Note 15):			
Capital stock:			
Historical	295,811	302,730	26
Restatement increment	27,706,007	28,825,270	2,460
	28,001,818	29,128,000	2,486
Premium on sale of shares	18,751,954	12,003,539	1,665
Retained earnings:			
Prior years	85,840,003	83,132,681	7,620
Net income for the year	27,496,601	23,614,906	2,441
	113,336,604	106,747,587	10,061
Other accumulated comprehensive income items	(66,220,487)	(64,095,920)	(5,879)
Majority stockholders' equity	93,869,889	83,783,206	8,333
Minority interest	13,957,810		1,239
Total stockholders' equity	107,827,699	83,783,206	9,572
Total liabilities and stockholders' equity	P. 253,308,405	P. 195,403,039	$ 22,487

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(In thousands of Mexican pesos with purchasing power at December 31, 2004)

	Year ended December 31,			
	2004	2003	2002	Millions of U.S. dollars 2004
Operating activities:				
Net income	P 27,835,326	P. 23,614,906	P. 21,402,713	$ 2,471
Add (deduct) items not requiring the use of resources:				
Depreciation	22,602,381	21,561,390	21,177,532	2,006
Amortization	345,062	206,038	224,944	31
Deferred taxes	(2,714,066)	643,248	(342,332)	(241)
Equity interest in net loss of affiliates	114,856	187,965	275,302	10
Adjustment to value of equity investments			122,263	
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Marketable securities	7,409,929	(6,003,715)	(923,326)	658
Accounts receivable	(1,006,662)	972,528	1,975,209	(89)
Inventories for sale	(321,168)	284,775	(202,549)	(29)
Prepaid expenses	601,739	(189,233)	(74,699)	53
Increase (decrease) in:				
Labor obligations:				
Net period cost	4,390,379	5,145,888	4,551,589	390
Contributions to trust fund	(1,649,066)	(8,410,768)	(5,401,302)	(146)
Payments to employees	(5,012,281)	(4,371,571)	(3,991,630)	(445)
Accounts payable and accrued liabilities	1,166,648	(3,060,746)	(2,665,134)	103
Taxes payable	7,126,699	(3,056,485)	2,942,991	633
Deferred credits	55,374	105,338	(113,778)	5
Resources provided by operating activities	60,945,150	27,629,558	38,957,793	5,410
Financing activities:				
New loans	48,063,321	37,301,415	17,744,391	4,267
Repayment of loans	(42,108,125)	(39,352,455)	(29,309,611)	(3,738)
Effect of exchange rate differences and inflation on debt	(6,972,593)	1,958,878	3,270,853	(619)
Decrease in capital stock and retained earnings due to purchase of Company's own shares	(13,893,583)	(12,078,235)	(6,797,578)	(1,233)
Conversion of debt instruments to shares	6,758,468			600
Increase in capital stock and retained earnings due to stock options exercised	556,140	51,614	11,177	49
Cash dividends paid	(8,144,246)	(8,018,201)	(7,887,036)	(723)
Resources used in financing activities	(15,740,618)	(20,136,984)	(22,967,804)	(1,397)
Investing activities:				
Plant, property and equipment	(19,583,699)	(10,439,243)	(12,229,026)	(1,738)
Instruments available for sale	(6,923,149)			(615)
Inventories	(738,544)	(249,283)	92,920	(65)
Subsidiaries and affiliated companies	(12,736,615)	(39,700)	(88,083)	(1,131)
Initial cash from companies acquired	4,692,515			417
Other	(133,684)		(2,490)	(12)
Resources used in investing activities	(35,423,176)	(10,728,226)	(12,226,679)	(3,144)
Net increase (decrease) in cash and cash equivalents	9,781,356	(3,235,652)	3,763,310	869
Cash and cash equivalents at beginning of year	10,717,647	13,953,299	10,189,989	951
Cash and cash equivalents at end of year	P. 20,499,003	P.10,717,647	P.13,953,299	$ 1,820

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31,2004)

	Capital stock						Premium on sale of shares
	Series "AA"		Series "A"		Series "L"		
	Number	Amount	Number	Amount	Number	Amount	
Balances at January 1, 2002	4,307	P. 15,343,371	313	P. 1,305,686	8,844	P. 14,299,772	P. 12,003,539
Appropriation of earnings approved at stockholders' meeting held in April 2002:							
Cash dividends paid at P. 0.609 per share (P. 0.545 historical)							
Increase in legal reserve							
Cash purchase of Company's own shares			(1)	(5,884)	(387)	(658,611)	
Stock options exercised (Note 17)					1	1,550	
Conversion of AA shares to L shares	(171)	(606,665)			171	606,665	
Conversion of A shares to L shares			(23)	(93,113)	23	93,113	
Comprehensive income:							
Net income for the year							
Other comprehensive income items:							
Effect of labor obligations, net of deferred taxes (Note 7)							
Surplus from holding non-monetary assets, net of deferred taxes							
Comprehensive income							
Balances at December 31, 2002	4,136	14,736,706	289	1,206,789	8,652	14,342,489	12,003,539
Appropriation of earnings approved at stockholders' meeting held in April 2003:							
Cash dividends paid at P. 0.647 per share (P. 0.606 historical)							
Increase in legal reserve							
Cash purchase of Company's own shares			(4)	(16,470)	(968)	(1,148,940)	
Stock options exercised (Note 17)					4	7,426	
Initial accumulated effect of vacation provisions, net of deferred taxes							
Conversion of AA shares to L shares							
Conversion of A shares to L shares			(20)	(85,774)	20	85,774	
Comprehensive income:							
Net income for the year							
Other comprehensive income items:							
Effect of labor obligations, net of deferred taxes (Note 7)							
Surplus from holding non-monetary assets, net of deferred taxes							
Comprehensive income							
Balances at December 31, 2003	4,136	14,736,706	265	1,104,545	7,708	13,286,749	12,003,539
Appropriation of earnings approved at stockholders' meeting held in April 2004:							
Cash dividends paid at P. 0.679 per share (P. 0.665 historical)							
Increase in legal reserve							
Cash purchase of Company's own shares			(2)	(7,092)	(708)	(1,202,484)	
Debt converted into common shares					339	10,053	6,748,415
Stock options exercised (Note 17)					44	73,339	
Excess of purchase price over book value of acquired shares of companies under common control							
Minority interest							
Conversion of AA shares to L shares	(73)	(260,297)			73	260,297	
Conversion of A shares to L shares			(11)	(44,457)	11	44,457	
Comprehensive income:							
Net income for the year							
Other comprehensive income items:							
Effect of instruments available for sale							
Effect of translation of foreign entities, net							
Deficit from holding non-monetary assets, net of deferred taxes							
Comprehensive income							
Balances at December 31, 2004 (Note 15)	4,063	P. 14,476,409	252	P. 1,052,996	7,617	P. 12,472,411	P. 18,751,954

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31, 2004)

	Retained earnings							
	Legal reserve	Unappropriated	Total	Other accumulated comprehensive income items	Majority stockholders' equity	Minority interest	Comprehensive income	Total stockholders' equity
Balances at January 1, 2002	P. 14,617,873	P. 78,738,114	P. 95,375,987	P. (79,441,832)	P. 58,636,603			P. 58,636,603
Appropriation of earnings approved at stockholders' meeting held in April 2002:								
Cash dividends paid at P. 0.609 per share (P. 0.545 historical)		(7,887,036)	(7,887,036)		(7,887,036)			(7,887,036)
Increase in legal reserve	112,386	(112,386)						
Cash purchase of Company's own shares		(8,133,283)	(8,133,283)		(6,797,378)			(6,797,378)
Stock options exercised (Note 17)		9,627	9,627		11,177			11,177
Conversion of AA shares to L shares								
Conversion of A shares to L shares								
Comprehensive income:								
Net income for the year		21,402,713	21,402,713		21,402,713		P. 21,402,713	21,402,713
Other comprehensive income items:								
Effect of labor obligations, net of deferred taxes (Note 7)				(3,924,260)	(3,924,260)		(3,924,260)	(3,924,260)
Surplus from holding non-monetary assets, net of deferred taxes				7,407,327	7,407,327		7,407,327	7,407,327
Comprehensive income							P. 24,885,780	
Balances at December 31, 2002	16,730,259	86,037,749	102,768,008	(78,158,583)	66,898,946			66,898,946
Appropriation of earnings approved at stockholders' meeting held in April 2003:								
Cash dividends paid at P. 0.647 per share (P. 0.605 historical)		(8,018,201)	(8,018,201)		(8,018,201)			(8,018,201)
Increase in legal reserve	763,394	(763,394)						
Cash purchase of Company's own shares		(10,912,825)	(10,912,825)		(12,078,235)			(12,078,235)
Stock options exercised (Note 17)		44,188	44,188		31,614			31,614
Initial accumulated effect of vacation provisions, net of deferred taxes		(748,489)	(748,489)		(748,489)			(748,489)
Conversion of AA shares to L shares								
Conversion of A shares to L shares								
Comprehensive income:								
Net income for the year		23,614,906	23,614,906		23,614,906		P. 23,614,906	23,614,906
Other comprehensive income items:								
Effect of labor obligations, net of deferred taxes (Note 7)				11,421,290	11,421,290		11,421,290	11,421,290
Surplus from holding non-monetary assets, net of deferred taxes				2,641,375	2,641,375		2,641,375	2,641,375
Comprehensive income							P. 37,677,571	
Balances at December 31, 2003	17,493,653	89,253,834	106,747,587	(64,093,925)	83,783,306			83,783,306
Appropriation of earnings approved at stockholders' meeting held in April 2004:								
Cash dividends paid at P. 0.679 per share (P. 0.665 historical)		(8,144,246)	(8,144,246)		(8,144,246)			(8,144,246)
Increase in legal reserve	523,204	(523,204)						
Cash purchase of Company's own shares		(12,684,009)	(12,684,009)		(13,893,583)			(13,893,583)
Debt converted into common shares					6,738,468			6,738,468
Stock options exercised (Note 17)		482,801	482,801		336,140			336,140
Excess of purchase price over book value of acquired shares of companies under common control		(362,130)	(362,130)		(362,130)			(362,130)
Minority interest						P. 12,364,023		12,364,023
Conversion of AA shares to L shares								
Conversion of A shares to L shares								
Comprehensive income:								
Net income for the year		27,496,601	27,496,601		27,496,601	338,725	P. 27,835,326	27,835,326
Other comprehensive income items:								
Effect of instruments available for sale				(1,104,876)	(1,104,876)		(1,104,876)	(1,104,876)
Effect of translation of foreign entities, net				769,322	769,322	2,006,598	2,775,920	2,775,920
Deficit from holding non-monetary assets, net of deferred taxes				(1,789,015)	(1,789,015)	(751,334)	(2,540,349)	(2,540,349)
Comprehensive income							P. 26,965,021	
Balances at December 31, 2004 (Note 15)	P. 18,016,857	P. 95,319,747	P. 113,336,604	P. (66,220,487)	P. 93,769,839	P. 13,957,810		P. 107,827,699

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003
(In thousands of Mexican pesos with purchasing power at December 31, 2004)

1. Description of the Business and Significant Accounting Policies

I. Description of business

Teléfonos de México, S.A. de C.V. and its subsidiaries (collectively "the Company" or "TELMEX") provide telecommunications services, primarily in Mexico. However, as a result of a number of business acquisitions throughout Latin America, starting in 2004, the Company also provides telecommunication services in Argentina, Brazil, Chile, Colombia and Peru.

TELMEX obtains its revenues primarily from telecommunications services, including, among others, domestic and international long-distance and local telephone services, data transmission to corporate networks and Internet services, and the interconnection of the subscribers with cellular networks, as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the TELMEX local network. The Company also obtains revenues from other activities related to its telephone operations, such as the sale of advertising in the published telephone directory and the sale of telephone equipment.

An analysis of the principal subsidiaries and affiliated companies of TELMEX at December 31, 2004 and 2003 is as follows:

Company	Country	Percentages of equity investment at December 31, 2004	2003
Subsidiaries:			
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0	100.0
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0	100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0	100.0
Cia. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0	100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0	100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0	100.0
Uninet, S.A. de C.V.	Mexico	100.0	100.0
Latam Telecomunicaciones LLC	U.S.A.	100.0	100.0
Embratel Participações S.A.	Brazil	90.3[1]	
Empresa Brasileira de Telecomunicações S.A.	Brazil	90.3[1]	
Star One S.A.	Brazil	72.2[2]	
Telmex do Brazil Ltda.	Brazil	100.0	
Telmex Chile Holding S.A.	Chile	100.0	
Telmex Corp. S.A. (previously Chilesat Corp. S.A.)	Chile	99.3	
Techtel LMDS Comunicaciones Interactivas S.A.	Argentina	83.4	
Telmex Argentina S.A.	Argentina	100.0	
Metrored Telecomunicaciones S.R.L.	Argentina	83.4	
Telmex Colombia S.A.	Colombia	100.0	
Telmex Perú S.A.	Perú	100.0	
Affiliated companies:			
Grupo Telvista, S.A. de C.V.	Mexico	45.0	45.0
Technology and Internet LLC	U.S.A.	50.0	50.0

[1] Corresponds to controlling interest
[2] Indirect controlling interest

The amended Mexican government concession under which the Company operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company's basic telephone service rates are subject to a ceiling determined by the Federal Telecommunications Commission (COFETEL). During the last four years, TELMEX management decided not to raise its rates for basic services.

Empresa Brasileira de Telecomunicações S.A. (Embratel) provides domestic and international long-distance services, which include voice, data transmission and other services, and Star One S.A. (Star One), a subsidiary of Embratel, provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (Anatel). Both concessions expire on December 31, 2005. Embratel's concession for domestic and international long-distance services may be renewed for an additional twenty years and Star One's concession for satellite use may be renewed for an additional fifteen years, subject to certain restrictions. In June 2003, Anatel announced the general terms and conditions under which the licenses will be renewed. Both companies formally notified Anatel of their approval of such terms and conditions and expressed their intention to renew the concessions. The companies have not yet received renewals on the agreements, though management is certain that such concessions will be renewed subject to certain rules.

The rest of the countries operate under concessions and government licenses.

II. Significant accounting policies

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in Mexico. The significant accounting policies and practices followed in the preparation of the financial statements are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

The consolidated financial statements include the accounts of Teléfonos de México, S.A. de C.V. and its subsidiaries (see Note 1.I). All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest refers to certain foreign subsidiaries.

The financial statements of the subsidiaries located abroad were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations*, issued by the Mexican Institute of Public Accountants (MIPA), as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles accepted in Mexico. Such conversion includes, among other areas, the recognition of the effects of inflation as required by Mexican Accounting Principles Bulletin B-10, *Accounting Recognition of the Effects of Inflation on Financial Information*, issued by the MIPA, using restatement factors of each country.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period.

Translation differences are included in the caption *Effect of translation of foreign entities* and are included in stockholders' equity as part of the caption *Other comprehensive income items*.

b) Recognition of revenues

Revenues are recognized as they accrue and are subject to management's estimates at the date of the financial statements.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities. These service revenues represent the net settlement between the parties and include costs of P.1,212,960, P.1,677,282 and P.1,311,179 in 2004, 2003 and 2002, respectively.

Interconnection service revenues include charges for interconnecting fixed-system users with cellular users, as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the TELMEX local network.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from corporate networks are those related to data transmission services. In 2003, the Company began to defer its revenues from prepaid Internet plans. The effects of this policy change represented a decrease in revenues of 2003 of approximately P. 185,000.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information as required by Bulletin B-10. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2004. The December 31, 2004 restatement factors applied to the financial statements for the years ended December 31, 2003 and 2002 were 1.0519 and 1.0938, corresponding to the percentages of inflation for the periods from January 1 of 2004 and 2003 through December 31, 2004, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the Central Bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment are mainly depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4 d).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The restated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using adjustment factors obtained from the NCPI.

Capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

Other accumulated comprehensive income items includes the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P. 13,591,715 and of the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 4) and restatement based on the NCPI. This item is included in stockholders' equity as part of the caption *Other comprehensive income items*.

The net monetary gain of each year is included in the statement of income as a part of the comprehensive financing cost. The net monetary gain represents the effect of inflation on monetary assets and liabilities. The net monetary gain of each year is included in the statements of income as a part of the comprehensive financing cost.

Mexican Accounting Principles Bulletin B-12, *Statement of Changes in Financial Position*, issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant pesos. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant pesos. In accordance with this bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents consist basically of time deposits in financial institutions with original maturities of 90 days or less.

Marketable securities are represented by equity securities and corporate bonds for trading; instruments available for sale are represented by equity securities. Both are stated at market value. Changes in the fair value of instruments classified as available for sale are included in comprehensive income caption of stockholders' equity through the time they are sold (see paragraph t).

e) Hedging instruments

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives including interest-rate swaps and short-term currency exchange hedges. The determined gains or losses on these transactions are credited or charged to income using the accrual method, net of the gains or losses on the related liabilities covered, as required by Mexican Accounting Principles Bulletin C-2, *Financial Instruments*, issued by the MIPA (see Note 8).

f) Allowance for doubtful accounts

The Company's policy with respect to the allowance for doubtful accounts is basically to provide for accounts receivable more than 90 days old.

g) Equity investments in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the stockholders' equity of investees at the time such results are determined (see Note 6).

h) Goodwill

Goodwill represents the excess purchase price paid for shares of acquired companies over the fair value of the acquired net assets. Goodwill is being amortized using the straight-line method over periods of 5 to 20 years (see paragraph t).

i) Impairment of assets

Effective January 1, 2004, the Company adopted the requirements of Mexican Accounting Principles Bulletin C-15, *Accounting for the Impairment or Disposal of Long-lived Assets*, issued in March 2003.

Such Bulletin C-15 establishes that if there are any indications of impairment in the value of long-lived assets, the related loss should be determined based on the recovery value of the related assets, which is defined as the difference between the assets' fair value and its carrying amount. An impairment loss is recognized if the net carrying amount of the assets exceeds the recovery value.

The application of this new pronouncement had no effect on the Company's financial position or on its results of operations.

j) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited to income of the year.

k) Labor obligations

Pension, seniority premiums and medical assistance costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

l) Liability provisions

Mexican Accounting Principles Bulletin C-9, *Liabilities, Provisions, Contingent Assets and Liabilities and Commitments*, went into effect on January 1, 2003. This Bulletin establishes the rules for valuing, presenting and disclosing both liabilities and provisions. This pronouncement also establishes the specific rules for valuing and disclosing contingent assets and liabilities. It includes also the rules for disclosing commitments contracted by the Company in its day-to-day activities.

The initial accumulated effect of applying this accounting pronouncement and of creating the provision for vacations represented a charge to retained earnings at the beginning of the 2003 of P. 748,489 (net of deferred taxes).

m) Income tax and employee profit sharing

The Company recognizes deferred taxes using the asset and liability method. Under this method, deferred taxes are recognized on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the date of the financial statements or the income tax rate that will be in force at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to reverse.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Deferred employee profit sharing is provided on temporary non-recurring differences with a known turnaround time.

n) Comprehensive income

In conformity with Mexican Accounting Principles Bulletin B-4, *Comprehensive Income*, in the particular case of the Company, comprehensive income consists of current year net income plus the effects of deferred taxes, labor obligations, the translation of financial statements of foreign entities, minority interest, the result from holding non-monetary assets and changes in the value of instruments classified as available for sale applied directly to stockholders' equity.

o) Earnings per share

The Company determined earnings per share by dividing majority net income by the weighted average number of shares issued and outstanding during the period. The diluted earnings per share was determined by adjusting earnings per share for the effect of the shares that may be delivered (potentially dilutive shares) (see Note 15), as specified in Mexican Accounting Principles Bulletin B-14, *Earnings per share*.

p) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions in certain areas. Actual results could differ from those estimates.

q) Concentration of risk

The Company invests a portion of its surplus cash in cash deposits in financial institutions with strong credit ratings. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable because it has a broad and geographically diverse customer base.

r) Segment information

Segment information is prepared based on information used by the Company in its decision making processes based on the services provided and the geographical areas in which TELMEX operates, in conformity with the requirements of Mexican Accounting Principles Bulletin B-5, *Financial Information by Segment* (see Note 18).

s) Financial instruments with characteristics of liabilities, equity or both

Requirements of Mexican Accounting Principles Bulletin C-12, *Accounting for Certain Financial Instruments with Characteristics of Liabilities, Equity or both*, went into effect on January 1, 2004. The objective of Bulletin C-12 is to specify the differences between liabilities and equity. This Bulletin C-12 also establishes the rules for classifying and valuing the initial recognition of the components of liabilities and equity of combined financial instruments, as well as the rules for disclosing information about such instruments. The application of this new accounting pronouncement on the Company's convertible debt resulted in no change in the accounting treatment given to such instruments (see Note 8).

t) New accounting pronouncements

The new accounting pronouncements which go into effect in 2005 are as follows:

Business acquisitions

In May 2004, it was issued Mexican Accounting Principles Bulletin B-7, *Business Acquisitions*. The observance of Bulletin B-7 is compulsory beginning on January 1, 2005, although earlier application is recommended. This Bulletin addresses the financial accounting and reporting for business and entity acquisitions and requires that all business acquisitions be accounted for using the purchase method. It also eliminates the amortization of goodwill and provides specific rules related to the acquisition of minority interest and to the transfer of net assets between entities under common control.

Management believes that the adoption of this accounting pronouncement will give rise to a decrease in the Company's operating expenses for 2005 of approximately P. 200,000, derived from the non-amortization of goodwill.

Financial instruments

In April 2004, Bulletin C-2 was amended. The amendments change the rules for valuing instruments classified as *available-for-sale* at their fair value and, unlike the previous Bulletin C-2, require the recognition of such instruments at fair value in stockholders' equity, until such instruments are sold. The amended Bulletin C-2 also provides the requirements and rules for the accounting treatment of transfers between financial asset categories. The amendments are also more precise in establishing the guidelines for the accounting treatment to be given to impairment in the fair value of financial instruments. Furthermore, the amended bulletin requires that such instruments be classified as either short-term or long-term and clarifies the rules for presenting in the statement of changes in financial position changes associated with the purchase, sale and maturity of financial instruments. Finally, the amendments broaden the disclosure rules established under Bulletin C-2.

The observance of this pronouncement is compulsory beginning on January 1, 2005, although earlier observance is recommended. The Company adopted in 2004 the requirements of this new accounting rule, which gave rise to a charge to stockholders' equity, as part of comprehensive income of P. 1,104,876.

Financial instruments derived from hedging activities

In April 2004, it was issued Mexican Accounting Principles Bulletin C-10, *Accounting for Derivative Instruments and Hedging Activities*. The observance of this pronouncement is compulsory beginning on January 1, 2005, although earlier observance is recommended. Bulletin C-10 establishes the defining characteristics that financial instruments must have to be considered derivatives, as well as the conditions that must be met for specifically designating derivatives as hedges. Bulletin C-10 also provides guidelines for assessing the effectiveness of hedging derivatives and the rules for their valuation and the accounting for changes in their fair value. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

Labor Obligations

In January 2004, the revised Mexican Accounting Principles Bulletin D-3, *Labor Obligations* was issued. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits and the reduction and early extinguishment of such benefits", thus nullifying the provisions of Circular 50 *Interest Rates Applicable in the Valuation of Labor Obligations and Suppletory Application of Accounting Principles Related to Labor Obligations*, issued by the MIPA. Bulletin D-3 also provides rules applicable to *Employee termination payments*. The observance of these new rules is compulsory beginning on January 1, 2005. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

u) Convenience Translation

United States dollar amounts as of December 31, 2004 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of December 31, 2004, as a matter of mathematical computation only, at an exchange rate of P. 11.2648 to U.S.$ 1.00, the December 31, 2004 exchange rate. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.

v) Reclassifications

Certain amounts shown in the 2003 financial statements as originally issued have been reclassified for uniformity of presentation with 2004.

2. Marketable Securities and Instruments Available for Sale

An analysis of the Company's investments in financial instruments at December 31, 2004 and 2003 is as follows:

	At December 31, 2004		At December 31, 2003	
	Cost	Market Value	Cost	Market value
Marketable Securities				
Shares	P. 619,894	P. 209,633	P. 2,056,195	P. 731,712
Corporate bonds	60,262	117,839	4,975,478	7,005,689
	680,156	327,472	7,031,673	7,737,401
Instruments available for sale				
MCI shares	6,923,149	5,818,273		
Total	P. 7,603,305	P. 6,145,745	P. 7,031,673	P. 7,737,401

Marketable securities

On April 21, 2004, the Company converted U.S.$ 597.9 million (market value) in bonds issued by MCI Inc. (MCI) (nominal value of U.S.$ 1,759 million) to 25.6 million common MCI shares, which were classified as available for sale. MCI is a U.S.-based telecommunications company that recently emerged from Chapter 11 proceedings under the U.S. bankruptcy code.

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

At December 31, 2004, the net unrealized loss on marketable securities was P. 352,684 (a net unrealized gain of P. 705,728 in 2003). In 2004, the conversion of MCI bonds gave rise to a realized gain of P. 2,015,880, which corresponds to the difference between the original cost and the market value of the bonds at the time of their conversion. The realized loss on the sale of shares in 2004 was P. 1,389,454 (P. 690,476 in 2003 and P. 68,075 in 2002). In 2002, the realized loss on the sale of bonds was P. 15,827.

Instruments available for sale

At December 31, 2004, the Company held 25.6 million MCI shares. The unrealized loss on these shares in 2004 was P. 1,104,876, which was recognized as a charge to stockholders' equity in comprehensive income. In 2004, TELMEX received dividends from MCI in the amount of U.S.$ 20.5 million. At February 28, 2005, the market value of this investment is P. 6,467,082.

Subsequent event

In January and February 2005, MCI received purchase proposals from both Verizon Communications, Inc. and Qwest Communications International, Inc.

On April 9, 2005 TELMEX and other related entities have entered into an agreement to sell to Verizon Communications, Inc (Verizon) the shares of MCI that they hold. The sale agreement provides that Verizon will pay U.S.$25.72 in cash per share of MCI common stock. The consummation of the sale is subject to customary closing conditions, including the receipt of regulatory approval.

In addition, these selling shareholders also have the right to receive from Verizon a complementary cash payment to the extent the trading value of Verizon's common stock is greater than U.S.$35.52 during a measurement period ending immediately prior to the first anniversary of the date of the sale agreement.

3. Accounts Receivable

Accounts receivable consist of the following:

		2004		2003
Customers	P.	35,929,186	P.	19,983,933
Net settlement receivables		2,480,476		738,036
Related parties		488,364		433,466
Other		2,919,019		1,610,118
		41,817,045		22,765,553
Less:				
Allowance for doubtful accounts		11,398,188		2,306,642
Total	P.	30,418,857	P.	20,458,911

An analysis of activity in the allowance for doubtful accounts in the years ended December 31, 2004, 2003 and 2002 is as follows:

		2004		2003		2002
Beginning balance at January 1	P.	2,306,642	P.	2,027,023	P.	1,611,203
Effect of acquired companies		9,470,123				
Increase through charge to expenses		1,852,483		1,017,606		1,016,049
Increase through charge to other accounts		284,236		426,710		436,852
Charges to allowance		(2,515,296)		(1,164,697)		(1,037,081)
Ending balance at December 31	P.	11,398,188	P.	2,306,642	P.	2,027,023

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

4. Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

		2004		2003
Telephone plant and equipment	P.	317,434,811	P.	253,978,311
Land and buildings		41,168,685		30,403,586
Computer equipment and other assets		53,748,474		31,230,756
		412,351,970		315,612,653
Less:				
Accumulated depreciation		264,166,228		189,156,079
Net		148,185,742		126,456,574
Construction in progress and advances to equipment suppliers		3,803,038		888,410
Total	P.	151,988,780	P.	127,344,984

Included in plant, property and equipment are the following assets held under capital leases:

		2004		2003
Assets under capital leases	P.	4,178,863	P.	4,462,735
Less accumulated depreciation		1,473,849		1,119,498
	P.	2,705,014	P.	3,343,237

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (CNBV).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present plant, property and equipment in the financial statements. This caption was restated at December 31, 2004 and 2003 in each different country, as follows:

- The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

- The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2004, approximately 61% (57% in 2003) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Following are the plant, property and equipment amounts at December 31, 2004 and 2003, restated on the basis of the 2004 NCPI (starting with the appraised values at December 31, 1996) to meet CNBV disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

		2004		2003
Telephone plant and equipment	P.	356,327,094	P.	284,034,275
Land and buildings		41,168,685		30,403,586
Computer equipment and other assets		57,604,185		33,194,910
		455,099,964		347,632,771
Less:				
Accumulated depreciation		301,335,591		218,239,664
Net		153,764,373		129,393,107
Construction in progress and advances to equipment suppliers		3,799,602		887,378
Total	P.	157,563,975	P.	130,280,485

d) Because of the progress and the technological advances in telecommunications equipment, the Company makes a periodic assessment of the estimated useful lives of its fixed assets, adjusting annual depreciation whenever it believes this to be appropriate. In 2003, the Company reduced the useful lives of certain assets, thereby increasing depreciation expense for 2003, as compared to 2002, by P. 886,228.

The following table shows the changes in useful lives that were made in 2003:

	Useful lives	
	Former	New
Fiber optic cable	20	17
Management systems equipment	11	5

Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company's assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to costs and expenses was P. 22,602,381 in 2004, P. 21,561,390 in 2003 and P. 21,177,532 in 2002.

5. Licenses

An analysis of licenses and its amortization as of December 31, 2004 and 2003 is as follows:

		2004		2003
Investment	P.	3,575,429	P.	862,231
Accumulated amortization		382,268		244,836
Net	P.	3,193,161	P.	617,395

In May 1998, TELMEX acquired from the Mexican government concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services at a cost of P. 663,572. In December 1997, the Company also acquired from the Mexican government concessions to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of P. 198,659. These costs are being amortized over a period of twenty years.

Amortization expense for the years ended December 31 2004, 2003 and 2002 was P. 43,112.

In 2004, as a result of the Company's acquisition of foreign entities, TELMEX acquired software licenses and licenses for use of point-to-point and point-to-multi-point links, which are being amortized in periods from 5 to 29 years. Amortization expense for these licenses for 2004 was P. 89,777.

An analysis of changes in this item during 2004 is as follows:

	Balance at January 1, 2004	Effect of acquired companies	Changes for the year	Balance at December 31, 2004
Investment	P. 862,231	P. 2,579,514	P. 133,684	P. 3,575,429
Accumulated amortization	244,836		137,432	382,268
Net	P. 617,395	P. 2,579,514	P. (3,748)	P. 3,193,161

6. Equity Investments

I. Investments in affiliated companies

a) An analysis of the equity investment in affiliated and other companies at December 31, 2004 and 2003, together with a brief description, is as follows:

	2004	2003
Equity investments in:		
Grupo Telvista, S.A. de C.V.	P. 385,954	P. 449,703
Technology and Internet, LLC	196,963	228,989
Other	210,682	197,942
	P. 793,599	P. 876,634

In May 1999, the Company entered into an agreement with WilTel Communications Group, Inc. (formerly known as Williams), to acquire approximately 1% of the shares comprising the capital stock of WilTel. In 2002 the Company decided to write off the balance of this investment (P. 122,263), as TELMEX ceased to be a WilTel's stockholder as a result of WilTel's restructuring.

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V., whose principal asset is Telvista, Inc. that provides telemarketing services in the United States of America (U.S.A.). In June 2004, the Company made a capital contribution to this company in the amount of P. 52,773 so as to maintain its historical percentage equity interest.

TELMEX holds 50% of the capital stock of Technology and Internet, LLC, which has made investments in companies engaged in e-commerce, located basically in the U.S.A. and Latin America.

Total equity investments in affiliated companies during 2003 aggregated approximately U.S.$ 3 million (approximately U.S.$ 7 million in 2002), mostly engaged in telecommunications companies. Goodwill generated on these investments was not material.

TELMEX's equity interest in the results of operations of affiliated companies represented a charge to operations of P. 114,856 in 2004 (charges of P. 187,965 in 2003 and P. 275,302 in 2002).

b) On January 16, 2002, TELMEX, together with Forstmann Little & Co. (Forstmann Little), entered into a definitive agreement to make capital contributions of as much as U.S.$ 400 million each to XO Communications, Inc. (XO). The consummation of the agreement was dependent on, among other things, XO's complete restructuring of its balance sheet and the approval of the transaction by the competent authorities.

On October 14, 2002, TELMEX and Forstmann Little mutually agreed with XO to terminate the investment commitment, each paying XO U.S.$ 12.5 million, thus releasing all parties from any claim related to the commitment.

II. Investments in subsidiaries

During 2004, the Company acquired several Latin American subsidiaries. The results of operations of the new subsidiaries were incorporated in the financial statements of TELMEX starting a month later of acquisition date.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

	Values at acquisition date						
	Holding companies of Embrapar July 2004	Embrapar December 2004	Chilesat April 2004	Chilesat June 2004	Techtel [1] and Metrored April and June 2004	Assets of AT&T February 2004	Total
Current assets	P. 13,001,044	P. 17,335,254	P. 558,005	P. 624,787	P. 166,381	P. 828,402	
Fixed assets	23,235,982	25,121,450	768,529	777,341	438,494	1,914,453	
Licenses		2,326,238			64,135	175,337	
Less:							
Current liabilities	6,641,208	15,287,055	931,344	1,005,394	239,997	380,694	
Long-term liabilities	26,725,817	10,051,806	372,248	378,645	244,964	274,797	
Fair value of net assets acquired	2,870,001	19,444,081	22,942	18,089	184,049	2,262,701	
% of equity acquired	100%	14.31%	40%	59.28%	85.99% (2)	100%	
Net assets acquired	2,870,001	2,782,448	9,177	10,723	158,259	2,262,701	P. 8,093,309
Amount paid	4,505,920	3,059,362	592,663	875,298	1,262,018	2,210,590	12,505,851
Goodwill generated	1,635,919	276,914	583,486	864,575	1,103,759	(52,111)	4,412,542
Less:							
Goodwill charged to stockholders' equity					562,057		562,057
Goodwill generated, net	1,635,919	276,914	583,486	864,575	541,702	(52,111)	3,850,485
Amortization of the period	32,172	1,149	16,537	21,750	7,029	(11,051)	67,586
Goodwill, net	P. 1,603,747	P. 275,765	P. 566,949	P. 842,825	P. 534,673	P. (41,060)	P. 3,782,899

(1) The figures of Techtel are presented at book value.

(2) This is the weighted average of the 80% and 95% equity interest acquired by Techtal and Metrored, respectively.

The Company determined the fair value of fixed assets by means of an appraisal performed by independent experts based on the value in use of each asset.

Embrapar and Embratel (Brazil)

In July 2004, through an agreement between MCI and TELMEX, the Company acquired for U.S.$400 million all of MCI's direct and indirect holdings in Startel Participações Ltda and New Startel Participações Ltda, that were the controlling shareholders of Embratel Participações S.A. (Embrapar), representing 51.8% of the voting shares and 19.3% of total outstanding shares of Embrapar. In December 2004 TELMEX, through a public offering of U.S.$ 271.6 million, acquired an additional 14.3% interest in Embrapar, increasing its ownership to 90.3% of the voting shares and to 33.6% of the outstanding shares of Embrapar. Embrapar, in turn, holds 98.8% of the capital stock of Embratel.

In December 2004, the Board of Directors' of Embrapar approved an increase in the company's capital stock of approximately U.S.$ 700 million. Depending on market conditions at the time, TELMEX expects to exercise its right to subscribe the Embrapar shares to which it is entitled in accordance with Brazilian law in an amount ranging from U.S.$ 210 million to U.S.$ 700 million based on the amount subscribed by other investors. TELMEX is under no obligation to buy shares.

Subsequent event

On March 16 and April 8, 2005, TELMEX subscribed U.S.$231.5 million during the initial meeting to increase Embrapar's capital stock, increasing its ownership to 94.9% of the voting shares and 48.6% of the outstanding shares. In addition, TELMEX expects to exercise its right to subscribe the remaining unsubscribed shares in subsequent meetings that will take place during the period from April 15 to May 3 of 2005; the outcome could increase its equity interest in Embrapar.

Chilesat (Chile)

In April 2004 TELMEX acquired in a private transaction a 40% interest in Chilesat Corp. S.A. (Chilesat) for U.S.$ 47 million. Chilesat provides telecommunications services primarily in Chile. Pursuant to a cash tender offer required by Chilean law, in June 2004 TELMEX purchased for U.S.$ 67 million an additional 59.3% interest, increasing its ownership of Chilesat to 99.3%.

Techtel (Argentina)

In April 2004, TELMEX acquired an 80% equity interest in Techtel LMDS Comunicaciones Interactivas, S.A. and Telstar (Techtel), which provides telecommunication services in Argentina and Uruguay. A 60% equity interest was acquired from América Móvil, S.A. de C.V. (América Móvil) for U.S.$ 75 million, and the remaining 20% equity interest was acquired from Intelec, S.A. for U.S.$ 25 million. Since TELMEX and América Móvil are entities under common control, the excess of the cost over the book value was charged to retained earnings.

Metrored (Argentina)

In June 2004, TELMEX acquired most of the assets of Metrored, a company engaged in providing telecommunications services in Argentina. The purchase price was U.S.$ 12 million.

AT&T Latin America Corp. assets (Argentina, Brazil, Chile, Colombia and Peru)

In February 2004, TELMEX acquired most of the assets of AT&T Latin America Corp. (AT&T), a company engaged in providing telecommunications services to companies in Argentina, Brazil, Chile, Colombia and Peru. The purchase price was U.S.$ 196.3 million.

Net

TELMEX agreed with Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, 'Globo"), to acquire an equity interest in Net Serviços de Comunicações S.A. ("Net"), which is the largest cable television operator in Brazil. Net is currently engaged in restructuring its debt, on which it ceased making payments in December 2002.

TELMEX and Globo have agreed that, subject to the closing of Net's debt restructuring on specified terms and the satisfaction of other conditions, TELMEX will (a) purchase 49% of the voting interests and all the non-voting interests in GB Empreendimentos e Participações S.A. ("GB"), a special-purpose company that will own 51% of the common shares of Net and (b) purchase additional common or non-voting preferred shares of Net from Globo. These transactions are currently expected to close in March 2005. The total cost of these transactions will be between U.S.$ 250 million and U.S.$ 370 million. The Company's total direct and indirect equity interest in Net will be between 30% and 60%.

Subsequent event

On February 1, 2005, TELMEX purchased from Globo 7.3% of the voting shares of Net for which it paid U.S.$ 20.3 million. On March 21, 2005, the Company completed the transactions, subject to the purchase agreement with Globo, investing U.S.$290.6 million, increasing TELMEX's equity interest to 36.6% of the voting shares and 7.9% of the non-voting preferred shares, which represent 19.6% of the Net outstanding shares at the end of the increasing stockholders' equity process, additionally to the indirect interest in common shares of Net, through GB. It was also agreed with Globo that TELMEX would acquire all the shares that would be offered during the increasing stockholders' equity process and that would be not subscribed by a third party, by a public offering of 0.35 reais per share.

Pro Forma Financial Data

The following pro forma unaudited combined financial data for 2004, 2003 and 2002 are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the net fixed assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of 2004 and the immediately preceding years and are based upon available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company's results of operations.

	Unaudited Pro Forma Combined Financial Data for the years ended December 31,		
	2004	2003	2002
Operating revenues	P. 159,422,418	P. 161,254,582	P. 172,090,980
Majority net income	27,574,919	24,004,183	14,666,307
Earnings per share (in Mexican pesos)			
Basic	2.307	1.927	1.129
Diluted	2.299	1.875	1.126

7. Employee Pensions and Seniority Premiums

The Company has established pension plans for substantially all of its employees in Mexico and Brazil (only Embratel). The characteristics and the relevant information of such plans, is as follows:

Mexico

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund and adopted the policy of making annual contributions to such fund, which totaled P. 1,649,066 in 2004, P. 8,410,768 in 2003 and P. 5,401,302 in 2002. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of Company employees.

The most important information related to labor obligations is as follows:

An analysis of the net period cost is as follows:

	2004	2003	2002
Labor cost	P. 2,511,593	P. 2,439,654	P. 2,352,072
Financial cost of projected benefit obligation	5,610,044	5,189,241	4,861,906
Projected return on plan assets	(5,781,889)	(4,800,811)	(4,318,862)
Amortization of past service costs	1,203,609	1,203,609	1,203,915
Amortization of variances in assumptions	796,623	1,114,195	452,558
Net period cost	P. 4,339,980	P. 5,145,888	P. 4,551,589

An analysis of the projected benefit obligation is as follows:

		2004		2003
Actuarial present value of labor obligation:				
Vested benefit obligation	P.	46,653,645	P.	41,155,445
Non-vested benefit obligation		45,021,379		38,653,817
Accumulated benefit obligation (ABO)		91,675,024		79,809,262
Effect of salary projection		3,769,906		4,628,360
Projected benefit obligation (PBO)	P.	95,444,930	P.	84,437,622

An analysis of the change in projected benefit obligation is as follows:

		2004		2003
Projected benefit obligation at beginning of year	P.	84,437,622	P.	77,705,293
Labor cost		2,511,593		2,439,654
Financial cost on projected benefit obligation		5,610,044		5,189,241
Actuarial loss		7,703,907		3,475,005
Benefits paid to participants		(4,818,236)		(4,371,571)
Projected benefit obligation at end of year	P.	95,444,930	P.	84,437,622

An analysis of the change in plan assets is as follows:

		2004		2003
Established fund at beginning of year	P.	83,500,760	P.	64,827,670
Projected return on plan assets		5,781,889		4,800,811
Actuarial gain		9,394,134		5,461,511
Contributions to trust fund		1,649,066		8,410,768
Established fund at end of year	P.	100,325,849	P.	83,500,760

An analysis of the net projected asset is as follows:

		2004		2003
Plan assets in excess (short) of projected benefits	P.	4,880,919	P.	(936,862)
Unamortized actuarial loss		15,614,910		18,101,760
Transition liability		4,853,673		6,026,108
Past services and changes in plan		273,099		304,273
Net projected asset	P.	25,622,601	P.	23,495,279

At December 31, 2004 and 2003, the market value of the trust fund for pensions and seniority premiums exceeded the accumulated benefit obligation by P. 8,650,825 and P. 3,691,498, respectively. In conformity with Bulletin D-3, the balance sheets show a net projected asset of P. 25,622,601 and P. 23,495,279 in 2004 and 2003, respectively.

In 2004, the net actuarial gain of P. 1,690,227 was derived primarily from an actuarial gain of P.9,394,134, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange and the increase in fixed-yield interest rates, as well as an actuarial loss of P. 7,703,907, attributable to the increase in the projected benefit obligation due primarily to the fact that: (i) the number of employees that retired exceeded estimates made at the beginning of the year, (ii) that the Company modified the estimated retirement age based on experience with retiring personnel (iii) and the Company updated the plan's mortality rates.

In 2003, the net actuarial gain of P. 1,986,506 was derived primarily from an actuarial gain of P.5,461,511, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange, and an actuarial loss of P. 3,475,005 attributable to the increase in the projected benefit obligation due primarily to the fact that the number of employees who retired exceeded the estimated number at the beginning of the year.

The rates used in the actuarial studies as of December 31, 2004 and 2003 were as follows:

	2004	2003	2002
	%	%	%
Discount of labor obligations:			
Long-term average	5.82	5.85	5.85
Increase in salaries:			
Long-term average	0.94	0.96	0.96
Annual return on fund	6.82	6.84	6.84

At December 31, 2004, 55.6% (59.4% in 2003) of plan assets were invested in fixed-income securities and the remaining 44.4% (40.6% in 2003) in variable-yield securities.

Brazil

Embratel has established a defined benefit pension plan (DBP) and a defined contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities recorded at December 31, 2004 for such plans are as follows:

		2004
Pension plan (DPB)	P.	195,038
Medical assistance plan (MAP)		790,714
Defined contribution plan (DCP)		738,820
Total	P.	1,724,572

Pension amounts are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds through Telos – Fundación Embratel de Seguridad Social, an independent entity that manages the fund.

The transition liability for the DPB is being amortized over a period of 20 years, which is the estimated remaining working lifetime of the Company's employees. Variances in assumptions are being amortized over a period of 19 years, which is the expected remaining lifetime of the Company's retired personnel.

Defined benefits and medical assistance plan

An analysis of the net period cost for the five-month period ended December 31, 2004 is as follows:

		DBP		MAP
Labor cost	P.	246	P.	34
Financial cost of benefit obligations		193,217		57,623
Projected return on plan assets		(194,439)		(11,327)
Amortization of variances in assumptions		1,226		3,819
Net period cost	P.	250	P.	50,149

An analysis of the projected benefit obligation and medical assistance plan at December 31, 2004 is as follows:

	DBP		MAP	
Actuarial present value of labor obligation:				
Vested benefit obligation	P.	4,655,303	P.	1,556,447
Non-vested benefit obligation		8,844		6,234
Accumulated benefit obligation (ABO)		4,664,147		1,562,681
Effect of salary projection				
Projected benefit obligation (PBO) and obligation under medical assistance plan	P.	4,664,147	P.	1,562,681

An analysis of the change in the projected benefit obligation and medical assistance plan for the five-month period ended December 31, 2004 is as follows:

	DBP		MAP	
Projected benefit obligation and medical assistance plan at August 1, 2004	P.	4,465,159	P.	1,405,210
Labor cost		246		34
Financial cost on projected benefit obligation		193,217		57,623
Actuarial loss		179,488		119,896
Benefits paid to participants		(173,963)		(20,082)
Projected benefit obligation and medical assistance plan at end of period	P.	4,664,147	P.	1,562,681

An analysis of the change in plan assets for the five-month period ended December 31, 2004 is as follows:

	DBP		MAP	
Established fund (balance at August 1, 2004)	P.	4,893,237	P.	255,113
Projected return on plan assets		194,439		11,327
Actuarial gain		79,160		1,663
Payments from trust fund		(173,963)		(20,082)
Established fund at end of period	P.	4,992,873	P.	248,021

An analysis of the liability for the pension plan and medical assistance plan at December 31, 2004 is as follows:

		DBP		MAP
Plan assets in excess (short) of projected benefit obligation and medical assistance plan	P.	328,726	P.	(1,314,661)
Transition liability		9,430		
Unamortized actuarial (gain) loss		(533,194)		523,947
Net projected liability	P.	(195,038)	P.	(790,714)

In 2004, the net actuarial loss of P. 100,328 in the DBP and P. 118,233 in the MAP is due principally to the actuarial losses of P. 179,488 and P. 119,896, respectively, attributable to the adjustments for past experience and plan changes and actuarial gains of P. 79,160 and P. 1,663, respectively, due to the favorable effect on plan assets of the general behavior of fixed-yield instruments.

The rates used in the actuarial studies were as follows:

	%
Discount of labor obligations:	
Long-term average	11.3
Increase in salaries:	
Long-term average	5.0
Annual return on fund	11.3
Annual inflation:	
Long-term average	5.0

At December 31, 2004, 77.8% of plan assets are represented by fixed-yield instruments, 13.9% by variable-yield instruments and the remaining 8.3% by other assets.

Defined contribution plan

The unfunded liability represents Embratel's obligation for those participants that migrated from DBP to the DCP. Such liability is being amortized over a period of 20 years starting on January 1, 1999. Any unpaid balance is adjusted monthly based on portfolio asset returns at that date subject to an increase based on the Brazilian consumer price index plus 6 percentage points for the year. At December 31, 2004, the balance of the obligation of the DCP was P. 738,820.

8. Long-term Debt

a) Long-term debt consists of the following:

	Average weighted interest rates at December 31,		Maturities from	Balance at December 31,	
	2004	2003	2005 through	2004	2003
Debt denominated in U.S. dollars:					
Consolidated excluding Embratel:					
Convertible debt		4.2%			P. 9,559,635
Bonds	6.7%	6.7%	2008	P. 28,162,000	29,547,871
Banks	3.4%	2.2%	2014	37,332,880	20,671,408
Suppliers' credits	3.8%	2.1%	2007	224,411	666,302
Financial leases	4.1%	2.2%	2011	1,183,438	2,162,325
Mexican Government	3.6%	2.0%	2006	51,871	108,422
Total				66,954,600	62,715,963
Debt of Embratel denominated in U.S. dollars:					
Bonds	11.0%		2008	3,097,820	
Banks	5.3%		2013	5,519,912	
Suppliers' credits	8.4%		2007	74,054	
Financial leases	13.6%		2006	71,582	
Total debt denominated in U.S. dollars				75,717,968	62,715,963
Debt denominated in Mexican pesos:					
Domestic senior notes ("Certificados Bursátiles")	9.9%	8.3%	2012	7,450,000	7,836,655
Banks	9.0%	6.3%	2007	1,300,000	1,367,470
Financial leases		6.5%			610
Total debt denominated in Mexican pesos				8,750,000	9,204,735
Debt denominated in Brazilian reais:					
Banks	15.0%		2008	87,098	
Financial leases	19.7%		2007	12,951	
Commercial paper	18.0%		2005	4,243,821	
Total debt denominated in Brazilian reais				4,343,870	
Debt denominated in other currencies:					
Banks	5.4%		2017	720,248	
Financial leases	8.3%		2027	200,759	
Suppliers' credits	2.0%	2.0%	2022	308,299	321,861
Total debt denominated in other currencies				1,229,306	321,861
Total debt				90,041,144	72,242,559
Less short-term debt and current portion of long-term debt excluding Embratel				4,821,023	21,313,598
Embratel				8,373,425	
Long-term debt				P. 76,846,696	P. 50,928,961

The above-mentioned rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2004 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld), excluding Embratel, was approximately 6.3% (6.2% at December 31, 2003), and 7.2% including Embratel.

Short-term debt as of December 31, 2004 amounted P. 6,435,708, including P. 4,290,170 of Embratel (P. 16,612,951 in 2003), comprised of P. 1,166,965 of bank debt (P. 16,612,951 in 2003), P. 4,243,821 of Embratel's commercial paper and P. 850,000 of domestic senior notes "Certificados Bursatiles", with a weighted average interest rate, excluding Embratel, of 8.1% (3.6% in 2003) and 14.7% with Embratel

Convertible debt

On June 11, 1999, the Company issued U.S.$ 1,000 million in convertible senior debentures that matured on June 15, 2004. During 2004 and 2003, TELMEX repurchased U.S.$ 424.7 million of its convertible debentures, while some investors exercised their rights to convert debentures in the amount of U.S.$ 5 million to 3,417,540 series "L" shares. On the maturity date, the outstanding balance on the debentures was U.S.$ 570.3 million, which was amortized as follows: U.S.$ 569.8 million was converted to 385,285,200 shares at a ratio of 33.8110 ADR's (one ADR equals 20 series "L" shares) per U.S.$ 1 thousand in principal and U.S.$ 0.5 million was repaid in cash. Interest accrued on the debentures was P. 748,558 in 2004 (P. 731,582 in 2003 and P. 482,861 in 2002).

Bonds

a) On January 26, 2001, TELMEX issued senior notes for U.S.$ 1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued supplemental senior notes for U.S.$ 500 million with similar characteristics. In 2004, accrued interest on the bonds was P. 1,513,187 (P. 1,502,756 in 2003 and P. 1,403,692 in 2002).

b) On November 19, 2003, TELMEX issued senior notes for U.S.$ 1,000 million maturing in 2008 and bearing 4.50% annual interest payable semiannually. In 2004, accrued interest on the bonds was P. 550,690 (P. 90,856 in 2003).

Syndicated loan

On July 15, 2004, the Company entered into syndicated loan agreements for U.S.$ 2,425 million structured into two tranches. The first loan is for U.S.$ 1,525 million, has a three-year maturity and bears interest at the LIBOR plus 0.45%. The second loan is for U.S.$ 900 million, has a five-year maturity and bears interest at the LIBOR plus 0.525%. The balance of these loans is included under Banks (U.S. dollar denominated liabilities).

Domestic senior notes

At December 31, 2004, TELMEX has placed domestic senior notes ("Certificados Bursátiles") for a total of P. 7,450,000 under the P. 10,000,000 program authorized by the CNBV.

Lines of credit

At December 31, 2004, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit at December 31, 2004 totaled approximately P. 2,331,100, at a floating interest rate of approximately LIBOR plus 49 basis points at the time of use. At December 31, 2004, Embratel has unused lines of credit in the amount of U.S.$ 143,515 that bear 3.5% interest at the time of use.

Prepaid debt

During 2004, TELMEX prepaid a portion of its debt with a number of financial institutions, excluding the repurchase of convertible bonds, in the amount of approximately U.S.$ 948 million.

In December 2004, Embratel concluded its prepayment of the debt included in its 2003 refinancing program. During the second half of 2004, Embratel prepaid approximately U.S.$ 558 million, thus settling loans bearing annual interest at the LIBOR plus 4% and the ICD (Interbank certificate of deposit) plus 4%. Such loans were paid using proceeds from issuing commercial paper and from other financing obtained during the fourth quarter 2004. The purpose of repaying such loans was to reduce Embratel's cost of financing and release the guarantees provided under the debt refinancing program.

Embratel also repaid early U.S.$ 22 million in other debt not included in the refinancing program that bore annual interest of approximately the LIBOR plus 3.5%.

In November 2004, Embratel issued R$1,000 million in promissory notes (commercial paper) to substitute the local debt agreed on in the 2003 debt refinancing plan. Such notes represent 102.3% of the ICD and have 180-day maturities that may be rolled over for additional 180-day terms. Also, during the last quarter of 2004, Embratel obtained loans in the amount of U.S.$ 165 million with one-year maturities that bear annual interest at the LIBOR plus 1.2%

Restrictions

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others. At December 31, 2004, the Company has complied with such restrictive covenants.

An analysis of the foreign currency denominated debt at December 31, 2004 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2004 (in units)	Mexican peso equivalent
U.S. dollar	6,721,643	P. 11.26	P. 75,717,968
Brazilian real	1,023,575	4.24	4,343,870
Other currencies			1,229,306
Total			P. 81,291,144

Long-term debt maturities at December 31, 2004 are as follows:

Year	Excluding Embratel	Embratel	Total
2006	P. 19,217,898	P. 699,778	P. 19,917,676
2007	25,137,303	676,378	25,813,681
2008	17,575,082	3,431,674	21,006,756
2009	6,683,503	191,101	6,874,604
2010 onwards	2,879,185	354,794	3,233,979
Total	P. 71,492,971	P. 5,353,725	P. 76,846,696

Subsequent event

On January 27, 2005, TELMEX made a bond placement of U.S.$ 1,300 million divided into two issuances of U.S.$ 650 million each. The first placement matures in 2010 and bears 4.75% annual interest and the second matures in 2015 and bears 5.50% annual interest. Interest is payable semi-annually. On February 22, such placements were reopened and the bonds issued were increased to U.S.$ 950 and U.S.$ 800 million, respectively.

In January and February 2005, TELMEX repurchased its own bonds for a total of U.S.$ 218.7 million (nominal value). The acquired bonds were part of the U.S.$ 1,500 million senior notes issued in 2001, which mature in January 2006. The difference between the repurchase price and the nominal value of the bonds is U.S.$ 10.3 million.

Hedges

As part of its currency hedging strategy, the Company (excluding Embratel) uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2004, the Company entered into short-term exchange rate hedges which, at December 31, 2004, hedged liabilities of U.S.$ 3,220 million (U.S.$ 585 million in 2003). In 2004, the Company recognized a charge of P. 499,679 (credit of P.826.886 in 2003 and P. 1,741,454 in 2002) to results of operations for these hedges corresponding to exchange differences.

To offset its exposure to financial risks, the Company entered into interest-rate swaps. Under these contracts, the Company agreed to receive 182-day "TIIE" interbank rate and the treasury certificate (CETES) rate for contracts in Mexican pesos and to pay fixed rates on the amount determined by applying agreed interest rates to the base amount. The effect of interest-rate swaps was recorded in results of operations.

At December 31, 2004, the Company had interest-rate swaps for a total base amount of P. 12,390 million. The Company had interest-rate swaps for a total base amount of U.S.$ 1,050 million paying fixed rates and receiving a six-month LIBOR rate, and of U.S.$ 1,050 million under which it pays a six-month LIBOR rate and receives a fixed rate. At December 31, 2003, the Company had interest-rate swaps for a total base amount of P. 12,390 million and U.S.$ 1,200 million. In the year ended December 31, 2004, the Company recognized a net expense for these swaps in comprehensive financing cost of P. 418,632 (P. 481,054 in 2003 and P. 318,563 in 2002). Additionally, in 2003 the Company replaced some of its Mexican peso-denominated hedges, recognizing a financing cost of P. 1,012,210.

The subsidiary Embratel also uses financial instruments with banks (swaps and forwards) to minimize the effects of exchange rate fluctuations on the Brazilian real due to foreign currency denominated loans and interest. Such hedges cover the amounts of Brazilian real necessary to pay exchange rate fluctuations on foreign currency denominated liabilities. At December 31, 2004, the Company hedged liabilities for U.S.$ 323.9 million. Under these contracts, Embratel recognized during the period from August through December 2004 a charge of P. 767,817 corresponding to exchange differences.

9. Deferred Credits

Deferred credits consist of the following at December 31, 2004 and 2003:

	2004	2003
Advance billings	P. 1,912,632	P. 1,236,327
Advances from subscribers and others	154,433	101,102
Total	P. 2,067,065	P. 1,337,429

10. Accounts Payable

An analysis is as follows:

	December 31,	
	2004	2003
Suppliers	P. 12,424,874	P. 6,602,325
Sundry creditors	2,739,192	1,345,098
Net settlement payables	715,960	11,164
Related parties	1,842,524	1,739,970
Other	272,166	211,291
	P. 17,994,716	P. 9,909,848

11. Foreign Currency Position and Transactions

a) At December 31, 2004 and 2003, the Company had the following foreign-currency denominated assets and liabilities:

	Foreign currency in million					
	Foreign currency 2004		Exchange rate at December 31, 2004	Foreign currency 2003		Exchange rate at December 31, 2003
Assets:						
U.S. dollar	1,305	P.	11.26	1,252	P.	11.24
Argentinean peso	107		3.79			
Brazilian real	3,060		4.24			
Chilean peso	20,168		0.02			
Colombian peso	10,433		0.0047			
Peruvian sol	80		3.43			
Liabilities:						
U.S. dollar	7,485	P.	11.26	5,434	P.	11.24
Argentinean peso	62		3.79			
Brazilian real	3,512		4.24			
Chilean peso	33,733		0.02			
Colombian peso	13,277		0.0047			
Peruvian sol	11		3.43			
Euro	61		14.17	23		14.16

At February 28, 2005, exchange rates are as follows:

Currency	Exchange rate (P.)
U.S. dollar	11.10
Argentinean peso	3.78
Brazilian real	4.21
Chilean peso	0.02
Colombian peso	0.0048
Peruvian sol	3.41
Euro	14.72

b) In the years ended December 31, 2004 and 2003, TELMEX had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Million of dollars					
	2004		2003		2002	
Net revenues	U.S.$	1,623	U.S.$	211	U.S.$	256
Operating costs and expenses		1,353		106		100
Interest income		70				
Interest expense		409		361		278

12. Commitments and Contingencies

Commitments

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2004, the Company had the following commitments under non-cancelable leases:

Year ended December 31,		
2005	P.	972,637
2006		362,186
2007		33,372
2008		32,216
2009		32,089
2010 onwards		240,605
Total		1,673,105
Less interest		204,375
Present value of minimum net rental payments		1,468,730
Less current portion		921,836
Long-term obligation at December 31, 2004	P.	546,894

b) At December 31, 2004, the Company has non-cancelable commitments of P. 9,389,669 (P. 8,764,530 in 2003) for the purchase of equipment. Payments made under purchase agreements aggregated P. 9,059,660 in 2004 and P. 3,944,213 in 2003.

c) At December 31, 2004 the Company has outstanding letters of credit for approximately P. 122,436 (P. 167,000 in 2003), issued to foreign suppliers for purchase of materials and supplies.

Contingencies of Mexico

d) In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Teléfonos de México, S.A. de C.V. has substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

The Company's external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court and obtained protection and shelter under Mexican Federal law. In September 2004, COFECO handed down a new ruling supporting the findings with respect to the substantial power that Teléfonos de México, S.A. de C.V. exercises over five telecommunications markets. Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court. In October 2004, such appeal was admitted by the court and the final ruling is still pending.

As a result, the COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that have also being appealed.

e) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A. de C.V. to the COFECO for alleged monopolistic practices and undue concentration.

In July 2001, the COFECO ruled that Teléfonos de México, S.A. de C.V. was responsible for monopolistic practices and undue concentration. Teléfonos de México, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

The respective defense against the confirmation of the ruling has been presented before the Federal Court of Justice for Tax and Administrative Matters.

f) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A. de C.V. owed a total of approximately P. 330,000 (historical amount) in taxes, fines, surcharges and restatements at July 2, 2003. Teléfonos de México, S.A. de C.V. filed an appeal before the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican laws, by means of a bank trust guaranteed payment of such tax liability through July 1, 2005. The Company's external lawyers who are handling this matter are of the opinion that although the Company's appeal is well founded, there is no guarantee that it will prevail.

Contingencies of Embratel and Star One

Brazilian value-added goods and services tax (ICMS)

Embratel received a number of fines for non-payment of ICMS for services provided, including international services and others, considered by Embratel as exempted or non-taxable. Amounts of approximately P. 368,000 are considered as probable losses in the cases and were duly provided for in the subsidiary's financial statements. Amounts considered as corresponding to claims in which the lawyer's consider Embratel will prevail are approximately P. 3,793,000; as a result, no provisions have been recorded for such amounts.

In July 2002, Star One received two assessments by the tax authorities in the state of Rio de Janeiro for payment of ICMS in the amount of approximately P. 1,001,000. These assessments refer to the ICMS tax on Internet and satellite use. In March 2004, Star One was required to pay approximately P. 84,000 in the Brazilian Federal District for ICMS not paid on satellite use and other obligations. Based on management's and the lawyers' estimates, Star One faces low risk of losing these above-mentioned suits and consequently, has not provided for such amounts in its financial statements.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Income Tax on Inbound International Income

Based on its legal advisors' opinion, Embratel believes that the foreign operating income from telecommmunications services (inbound traffic) is not subject to taxation. In connection with this matter, in March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary in the amount of P. 1,219,000 approximately for failing to pay the related income tax for the years 1996 and 1997. Embratel appealed to the Taxpayers' Council against this decision, which is still pending.

In June 1999, Embratel was further assessed for non-payment of income tax on net foreign source income for 1998 amounting to approximately P. 273,000.

As a result of an unfavorable ruling of the administrative defense contesting this assessment, the Company requested a writ of mandamus, which was initially rejected by the court. However, such ruling was subsequently modified so as to reflect a favorable decision for Embratel. Based on the opinion of the subsidiary's management and its legal advisors, who consider the probability of loss as unlikely, no provisions have been recorded for the related amounts of the suits.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, Embratel received a tax claim from the Brazilian Federal Revenue Service (SRF) totaling approximately P. 675,000 for payment of the PIS prior to 1995, which had been offset in accordance with Brazilian tax law. Based on the facts and arguments provided, and also on the opinion of the Company's external lawyers, Embratel's management evaluated the probability of a loss and no provision was recorded in the financial statements for this matter. The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Brazilian Finance Tax for Service Export Security Tax (COFINS)

There is also a claim against Embratel amounting approximately of P. 1,451,000 related to the COFINS exemption on the exportation of telecommunication services for revenues through the end of 1999. According to management, there were several errors in the computation of this tax made by the government auditor and, consequently, such amount was later reduced by approximately P. 934,000. Embratel appealed the case in the highest administrative court and in July 2003, a ruling was issued requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was approximately P. 1,004,000. Embratel appealed to a higher administrative level which is still pending decision.

Based on the facts and arguments provided, and also on the opinion of the Company's external lawyers, Embratel's management considers the probability of a loss in this case as unlikely. Accordingly, no provision was recorded in the financial statements for this matter.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Disputes with third parties

Certain cases are in an advanced stage of the litigation process and, according to Embratel's external lawyers, the subsidiary stands a chance of losing at least some of the cases; consequently, P. 700,060 (restated) has been provided for possible unfavorable rulings. For other litigation totaling P. 62,809, Embratel provided guarantee deposits of P. 45,982. According to the Company's external lawyers, although the Company's arguments in this case are well-grounded, there is no guarantee of a favorable outcome.

13. Related Parties

In the years ended December 31, 2004, 2003 and 2002, the Company had the following significant transactions with related parties:

	2004	2003	2002
Investment and expenses:			
Purchase of materials, inventories and fixed assets (1)	P. 5,885,234	P. 4,028,643	P. 4,950,722
Acquisition of 60% of Techtel	874,580		
Payment of insurance premiums, fees for administrative and operating services, security trading and other (2)	3,156,263	3,999,089	3,007,890
Payment of CPP interconnection fees (3)	10,318,946	9,510,571	8,776,262
Revenues:			
Sale of materials and other services (4)	P. 989,070	P. 685,776	P. 585,448
Sale of long distance and other telecommunications services (5)	4,318,212	3,577,668	3,787,415

(1) In 2004 includes P. 3,792,497 (P. 2,490,625 in 2003 and P. 3,748,112 in 2002) for purchasing network construction services and materials from a subsidiary of Grupo Condumex, S.A. de C.V. (Condumex), which is under common control with Carso Global Telecom, S.A. de C.V. (Carso Global), the parent company of Teléfonos de México, S.A. de C.V.

(2) In 2004 includes P. 828,172 (P. 817,320 in 2003 and P. 617,467 in 2002) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, enters into reinsurance agreements with third parties, and P. 128,506 (P. 140,119 in 2003 and P. 115,283 in 2002) for security trading fees paid to Inversora Bursátil, S.A. (Inversora) as well as P. 334,083 (P. 344,734 in 2003 and P. 300,142 in 2002) for fees paid for administrative and operating services to technology partners (SBC International, Inc. and Carso Global). Seguros and Inversora are under common control with Carso Global.

(3) Interconnection expenses under the "Calling Party Pays" program (CPP); outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil. América Móvil is under common control with Carso Global.

(4) Includes P. 243,304 in 2004 (P. 130,791 in 2003 and P. 146,647 in 2002) from the sale of construction materials to a subsidiary of Condumex.

(5) Revenues from billings to América Móvil's subsidiaries.

At December 31, 2004, TELMEX had amounts due to a subsidiary of Condumex and a subsidiary of América Móvil of P. 138,688 and P. 990,353, respectively (P. 271,567 and P. 868,961 in 2003). Embratel had a loan from a subsidiary of Grupo Financiero Inbursa, S.A. de C.V. (Inbursa) for P. 563,240.

TELMEX purchases materials and services from several subsidiaries of Grupo Carso, S.A. de C.V., which is under common control with Carso Global. Additionally, Inbursa and its subsidiaries, which are under common control with Carso Global, provide banking and insurance services to TELMEX. Contracted prices of materials and considerations for services are similar to those that would be used with unrelated parties in comparable transactions.

The companies mentioned in this note are considered to be related parties, since the Company's principal stockholders also directly or indirectly hold a percentage equity interest in such companies. Carso Global owns the majority of the voting shares of the Company. SBC International, Inc. is a minority stockholder of the Company.

14. Provisions

The following are the main provisions for the Company, which are included as part of the caption *Accrued liabilities*.

The activity in provisions for other contractual employee benefits for the years ended December 31, 2004 and 2003 was as follows:

		2004		2003
Beginning balance at January 1	P.	934,413	P.	1,136,345
Effect of acquired companies		136,943		
Increase through charge to expenses		3,365,827		3,339,111
Charges to provision		(3,281,625)		(3,541,043)
Ending balance at December 31	P.	1,155,558	P.	934,413

The activity in the provision for vacations for the years ended December 31, 2004 and 2003 was as follows:

		2004		2003
Beginning balance at January 1	P.	1,095,700		
Effect of acquired companies		317,290		
Increase through charge to expenses		1,556,507	P.	1,448,972
Increase through charge to other accounts				1,095,700
Charges to provision		(1,547,817)		(1,448,972)
Ending balance at December 31	P.	1,421,680	P.	1,095,700

The activity in provisions for Embratel's contingencies for the period from August through December 2004 is as follows:

		2004
Balance at the date of purchase	P.	2,024,691
Increase through charge to expenses		78,167
Charges to provision		(77,430)
Ending balance at December 31	P.	2,025,428

15. Stockholders' Equity

a) At December 31, 2004, capital stock is represented by 11,832 million common shares issued and outstanding with no par value, representing the Company's fixed capital (12,109 million in 2003). An analysis is as follows:

		2004		2003
4,063 million Series "AA" shares (4,136 in 2003)	P.	14,476,409	P.	14,736,706
252 million Series "A" shares (265 in 2003)		1,052,998		1,104,545
7,517 million Series "L" shares with limited voting rights (7,708 in 2003)		12,472,411		13,286,749
Total	P.	28,001,818	P.	29,128,000

Series "AA" shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the common shares. Common Series "A" shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series "AA" and "A" shares combined may not represent more than 51% of capital stock. The combined number of Series "L" shares, which have limited voting rights and may be freely subscribed, and Series "A" shares may not exceed 80% of capital stock.

b) In 1994, TELMEX initiated a program to purchase its own shares. A charge is made to retained earnings for the excess cost of the shares purchased over the portion of capital stock represented by the shares acquired.

At meetings held on November 30, 2004, March 1, 2004, April 29, 2003 and April 29, 2002, the stockholders approved an increase of P. 8,000,000, P. 12,000,000, P. 7,601,474 and P. 4,549,888 (historical), respectively, in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to P. 9,384,119, P. 12,001,362, P. 10,000,000 and P. 10,000,000 (historical), respectively.

During 2004, the Company acquired 707.8 million Series "L" shares for P. 13,860,547 (historical cost of P. 13,482,173) and 1.7 million Series "A" shares for P. 33,036 (historical cost of P. 32,134).

During 2003, the Company acquired 668.3 million Series "L" shares for P. 12,007,515 (historical cost of P. 11,197,226) and 3.9 million Series "A" shares for P. 70,720 (historical cost of P. 65,805).

During 2002, the Company acquired 387.3 million Series "L" shares for P. 6,774,662 (historical cost of P. 6,041,620) and 1.4 million Series "A" shares for P. 22,916 (historical cost of P. 20,747).

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock issued and outstanding.

d) In 2004, as a result of the maturity of the convertible senior debentures, the Company issued 388.7 million Series "L" shares (see Note 8).

e) Earnings per share are obtained by dividing majority net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding, the shares held by the Company have been excluded from the computation.

The diluted earnings per share were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 8 and of the stock options described in Note 17. The computation was made by deducting from majority net income for the year, the comprehensive financing cost, net of income tax and employee profit sharing, derived from the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of potentially dilutive shares.

An analysis is as follows:

		2004		2003		2002
Earnings per basic share:						
Majority net income	P.	27,496,601	P.	23,614,906	P.	21,402,713
Weighted average number of shares issued and outstanding (millions)		11,953		12,454		12,986
Earnings per basic share (in pesos)	P.	2.300	P.	1.897	P.	1.648
Earnings per diluted share:						
Majority net income	P.	27,496,601	P.	23,614,906	P.	21,402,713
Comprehensive financing cost (net of income tax and employee profit sharing)		480,406		559,020		736,520
Adjusted income	P.	27,977,007	P.	24,173,926	P.	22,139,233
Weighted average number of shares issued and outstanding (millions)		11,953		12,454		12,986
Add:						
Potentially dilutive shares		249		647		691
Weighted average number of diluted shares issued and outstanding (millions)		12,202		13,101		13,677
Earnings per diluted share (in pesos)	P.	2.293	P.	1.845	P.	1.619

f) At December 31, 2004, other accumulated comprehensive income items include the deficit from the restatement of stockholders' equity, net of deferred taxes, effect of instruments available for sale and effect of translation of foreign entities of P.(65,884,933), P.(1,104,876) and P. 769,322, respectively (deficit from the restatement of stockholders' equity, net of deferred taxes of P. (64,095,920) in 2003).

g) On March 9, 2005, the Company announced that on April 28, 2005 will submit for consideration of the Extraordinary and the Annual Shareholders' meeting, among other matters, a proposal to: (i) restructure the number of "AA", "A" and "L" outstanding shares, through a two-for-one stock "split", and (ii) increase in P.6,000,000, in addition to the maximum authorized amount for the acquisition of own shares.

16. Income Tax, Asset Tax and Employee Profit Sharing

a) The Ministry of Finance and Public Credit authorized TELMEX to consolidate the Mexican companies group tax returns effective January 1, 1995. The Instituto Tecnológico de Teléfonos de México, S.C. and the subsidiaries acquired during the year are excluded from this tax consolidation.

On November 1, 2004, the Ministry of Finance and Public Credit authorized the transmission of the tax consolidation of Teléfonos de México, S.A. de C.V. and its Mexican subsidiaries to that of Carso Global Telecom, S.A. de C.V. (controlling company of TELMEX) starting in 2005 in conformity with the Mexican Income Tax Law. However, this does not result in the tax deconsolidation of Teléfonos de México, S.A. de C.V. or its subsidiaries, nor in their ceasing to consolidate for tax purposes.

b) The 1.8% asset tax, which is a minimum income tax, is payable on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is actually payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2004, 2003 and 2002 was

P. 2,706,462, P. 3,004,233 and P. 2,944,063, respectively. In such years TELMEX credited against these amounts the corporate income tax paid.

c) An analysis of income tax provisions is as follows:

	2004	2003	2002
Current year	P. 15,076,089	P. 10,143,851	P. 11,636,130
Deferred tax, net of related monetary position gain of P. 1,148,898 (P. 868,088 in 2003 and P. 1,202,311 in 2002)	(228,929)	643,248	1,495,252
Effect of change in statutory rate	(2,485,137)		(1,837,584)
Total	P. 12,362,023	P. 10,787,099	P. 11,293,798

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31,		
	2004 %	2003 %	2002 %
Statutory income tax rate	33.0	34.0	35.0
Effect of change in rate	(5.9)		(5.1)
Depreciation	(0.5)	(0.6)	1.4
Financial cost	0.1	(4.0)	0.1
Other	0.9	(0.5)	(0.2)
Effective tax rate for Mexican operations	27.6	28.9	31.2
Revenues and costs of foreign subsidiaries	1.1		
Effective tax rate	28.7	28.9	31.2

On December 1, 2004, an additional annual gradual decrease in the corporate income tax rate was approved, starting in 2005 until the rate reaches 28% in 2007. The effect of such rate reduction represented a credit to the results of operations for 2004 of P. 2,485,137.

In 2003, the decrease in the effective tax rate for the effect of financing costs derived basically from unrealized gains determined in the mark-to-market valuation of marketable securities.

On January 1, 2002, a gradual one-percentage point annual reduction in the corporate income tax rate was approved starting in 2003 until the rate reached 32% in 2005. The effect of this tax-rate change on deferred taxes represented a credit of P. 1,837,584 to 2002 results of operations.

The temporary differences on which the Company (excluding the new Latin American subsidiaries) recognized deferred taxes in the years ended December 31, 2004 and 2003, were as follows:

	2004	2003
Deferred tax asset:		
Allowance for doubtful accounts and slow- moving inventories	P. 695,565	P. 785,103
Tax loss carry forwards	77,679	5,915
Advance billings	351,664	346,123
Liability provisions	925,290	688,330
	2,050,198	1,825,471
Deferred tax liability:		
Fixed assets	(12,037,402)	(15,268,850)
Inventories	(404,448)	(393,501)
Licenses	(134,164)	(156,403)
Net projected asset	(7,166,712)	(7,519,427)
Prepaid expenses	(409,125)	(3,058)
	(20,151,851)	(23,341,239)
Net deferred tax, liability	P. (18,101,653)	P. (21,515,768)

At December 31, 2004, the balance of the "Restated Contributed Capital Account" (CUCA) and the "Net Tax Profit Account" (CUFIN) was P. 26,694,100 and P. 58,952,931, respectively. These amounts are for Teléfonos de México, S.A. de C.V. computed on a stand-alone basis.

d) The temporary differences on which the new Latin American subsidiaries recognized deferred taxes in the year ended December 31, 2004 were as follows:

		2004
Deferred tax asset:		
Fixed assets	P.	1,044,800
Allowance for doubtful accounts		2,654,421
Tax loss carry forwards		1,501,764
Advance billings		65,020
Liability provisions		775,121
		6,041,126
Deferred tax liability:		
Licenses		(662,485)
Inventories		(49,066)
		(711,551)
Net deferred tax, asset	P.	5,329,575

e) TELMEX is subject to payment of employee profit sharing in addition to its contractual compensations and benefits. Employee profit sharing is computed at 10% of tax results, excluding the inflationary component and the restatement of depreciation expense.

17. Stock Option Plan

In September 2001, as approved by the stockholders in an ordinary meeting held on February 6, 2001, TELMEX established a stock option plan for its officers for up to 50 million Series "L" shares. From September 2001 through December 2004, 31,416,905 shares were exercised. Of the 50 million Series "L" shares approved by the stockholders, 18,583,095 have still not been exercised.

Subsequent event

In a session of the Company's Evaluation and Compensation Committee held on February 8, 2005, the Series "L" stock option plan was revoked and the remaining unexercised shares were canceled.

18. Segments

TELMEX operates primarily in two segments: local and long-distance telephone services and operates in two geographic segments: Mexico and Latin America. Local telephone service corresponds to fixed local wired service. The long-distance service includes both domestic and international services. Other segments include the long-distance calls originated in public and rural telephones, corporate networks, Internet, directories and other services. Additional information related to the Company's operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Mexican pesos with purchasing power at December 31, 2004)					
	Mexico					
	Local Service	Long distance	Other segments	Latin America (1)	Adjustments	Consolidated total
At December 31, 2004						
Revenues:						
External revenues	P. 78,271	P. 24,326	P. 20,423	P. 15,782		P. 138,802
Intersegment revenues	11,277		1,188		P. (12,465)	
Depreciation and amortization	13,523	2,776	3,888	2,760		22,947
Operating income	27,211	6,565	9,539	341		43,656
Segment assets	239,719	48,355	43,061	87,206		418,341
At December 31, 2003						
Revenues:						
External revenues	P. 78,870	P. 25,785	P. 18,257			P. 122,912
Intersegment revenues	11,070		1,192		P. (12,262)	
Depreciation and amortization	14,797	2,931	4,039			21,767
Operating income	27,531	7,240	7,011			41,782
Segment assets	227,882	48,767	41,153			317,802
At December 31, 2002						
Revenues:						
External revenues	P. 78,543	P. 26,748	P. 18,035			P. 123,326
Intersegment revenues	10,600		1,605		P. (12,205)	
Depreciation and amortization	14,513	2,707	4,183			21,403
Operating income	27,510	8,527	7,261			43,298
Segment assets	210,201	48,342	40,724			299,267

(1) Revenues of the recently acquired Latin American subsidiaries derive principally from long-distance services.

Intersegmental transactions are reported at fair value. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant property and equipment (on a gross basis) construction in progress, advances to suppliers of equipment and inventories for operation of the telephone plant.

19. Differences between Mexican and U.S. GAAP

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP").

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders' equity and resources provided by operating and financing activities.

Cash flow information:

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 1. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards No. 95 ("SFAS 95"), "Statement of cash flows," does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. The company has adopted the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

If the monetary gain and the exchange gain or loss related to the debt, were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income under U.S.GAAP	P. 28,234,653	P. 22,833,268	P. 19,425,471
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	25,410,024	24,241,990	24,209,866
Amortization	345,062	206,038	224,944
Deferred taxes	(4,076,375)	890,688	108,774
Monetary gain	(3,488,961)	(2,464,448)	(3,892,767)
Equity in results of affiliates	114,856	187,965	275,302
Effect of exchange rate differences on debt	(3,275,214)	4,507,973	7,186,771
Investment in marketable securities	7,382,507	(6,196,818)	(993,107)
Adjustment to value of equity investments			122,263
Change in operating assets and liabilities	4,546,418	(14,036,917)	(3,365,568)
Total adjustments	26,958,317	7,336,471	23,876,478
Net cash provided by operating activities	55,192,970	30,169,739	43,301,949
Cash flows from investing activities:			
Investment in plant, property and equipment and inventories	(20,376,571)	(10,792,165)	(12,543,585)
Instruments available for sale	(7,245,544)		
Initial cash from subsidiaries acquired	4,692,515		
Subsidiaries and affiliated companies	(12,752,366)		
Other investments	(133,684)	(39,701)	(90,573)
Net cash used in investing activities	(35,815,650)	(10,831,866)	(12,634,158)
Cash flows from financing activities:			
New loans	48,063,321	37,301,415	17,744,391
Repayment loans	(42,108,125)	(39,352,455)	(29,309,611)
Purchase of Company's own shares and cash dividends paid	(22,037,829)	(20,096,436)	(14,768,259)
Stock options exercised	600,822	51,614	94,822
Conversion of debt instruments to shares	6,758,468		
Net cash used in financing activities	(8,723,343)	(22,095,862)	(26,238,657)
Effect of inflation accounting	(872,621)	(477,663)	(665,824)
Net increase (decrease) in cash and cash equivalents	9,781,356	(3,235,652)	3,763,310
Cash and cash equivalents at beginning of year	10,717,647	13,953,299	10,189,989
Cash and cash equivalents at end of year	P. 20,499,003	P. 10,717,647	P. 13,953,299

Net cash provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,		
	2004	2003	2002
Interest	P. 5,032,666	P. 5,723,667	P. 4,852,760
Income tax	9,650,100	12,220,891	8,795,539
Employee profit sharing	2,628,007	3,125,162	3,258,963

Cash flows from purchases of trading securities during 2004 were P. 22,684 (P. 3,681,411 and P. 2,389,391 in 2003 and 2002, respectively) and cash flows from sales of trading securities during 2004 were P. 530,510 (P. 32,243 and P.285,849 in 2003 and 2002, respectively).

Capitalized interest:

Under Mexican GAAP, the Company does not capitalize net financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing costs for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or net financing costs capitalized for U.S. GAAP purposes was determined by reference to the Company's average interest cost of outstanding borrowings.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 4, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the CNBV. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B-10 eliminated the use of appraisals to restate inventories and plant, property and equipment.

The alternate restatement method allowed by the Bulletin B-10, which was the one adopted in 1997 by the Company as described in Note 4, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders' equity increased by P.4,239,874 (P.2,915,000 in 2003), and the depreciation expense for 2004 increased by P.2,247,562 (P.2,102,550 and P.2,508,678 in 2003 and 2002, respectively).

Accrued vacation pay:

Through December 31, 2002, consolidated financial statements under Mexican GAAP recognized the expense for vacation pay when paid rather than during the vesting period. For U.S. GAAP purposes, the Company has determined the accrued liability for vacation pay at December 31, 2002, and accordingly, has adjusted the expense for vacation pay during the period then ended. As stated in Note 1, beginning in January 1, 2003, Mexican GAAP require that vacation pay be recognized when earned, thus eliminating the difference between Mexican and U.S. GAAP.

Deferred income tax and deferred employee profit sharing:

Under Mexican GAAP, deferred income tax is determined on virtually all temporary differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date.

Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for income taxes," requires deferred income tax be determined using the liability method for all temporary differences between financial reporting and tax bases of assets and liabilities and that such difference be measured at the enacted income tax rates for the years in which such taxes will be payable or refundable.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No.109. Under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time.

The deferred tax adjustment included in the net income and stockholder's equity reconciliations, also includes the effect of deferred taxes on the other U.S. GAAP adjustments reflected in the respective summaries.

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively "deferred taxes") between Mexican and U.S. GAAP for purposes of the income statement were as follows:

2002	P. (451,106)
2003	P. (247,440)
2004	P. 1,362,309

The effect of income tax and employee profit sharing on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant, and additionally on the minimum pension and seniority premium liability adjustment, is applied as an adjustment to stockholders' equity. The related accumulated amounts at December 31, 2004 and 2003 that decreased equity were P. (1,249,395) and P. (1,192,201), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of this effect from 2002 through 2004 are the following:

2002……………………P.	5,604,864
2003……………………P.	242,029
2004……………………P.	(57,194)

In 2004, monetary gain of P. 45,958 and in 2003 and 2002 monetary losses of P.74,673 and P. 176,744, respectively, on the deferred taxes balance related to the difference between the indexed cost and replacement cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, and additionally on the minimum pension and seniority premium liability adjustment, were taken to equity, as part of the change of the year.

Significant components of deferred taxes under U.S. GAAP at December 31, 2004 and 2003 are as follows:

	2004			2003		
	Income Tax	Employee Profit Sharing	Deferred Taxes	Income Tax	Employee Profit Sharing	Deferred Taxes
Deferred tax assets:						
Allowances for bad debts and slow moving inventories	P. 695,565	P. 213,645	P. 909,210	P. 785,103	P. 245,345	P. 1,030,448
Tax loss carry forwards	77,679		77,679	5,915		5,915
Deferred revenues	351,664	52,568	404,232	346,123	127,555	473,678
Accrued liabilities	764,994	273,198	1,038,192	682,753	193,968	876,721
Debt obligations exchange loss		465,891	465,891		884,471	884,471
Deferred employee profit sharing	2,054,104		2,054,104			
Total deferred tax assets	3,944,006	1,005,302	4,949,308	1,819,894	1,451,339	3,271,233
Deferred tax liabilities:						
Fixed assets	(12,656,057)	(5,401,446)	(18,057,503)	(16,203,003)	(6,246,647)	(22,449,650)
Inventories	(401,572)	(157,114)	(558,686)	(386,940)	(157,948)	(544,888)
Capitalized interest or net financing cost	(701,501)	(250,536)	(952,037)	(978,002)	(305,625)	(1,283,627)
Licenses	(134,164)	(46,671)	(180,835)	(156,403)	(48,255)	(204,658)
Pension and seniority premium	(6,550,608)	(2,339,503)	(8,890,111)	(6,559,116)	(2,049,724)	(8,608,840)
Advance payments	(409,125)	(146,117)	(555,242)			
Total deferred tax liabilities	(20,853,027)	(8,341,387)	(29,194,414)	(24,283,464)	(8,808,199)	(33,091,663)
Net deferred tax liabilities	P. (16,909,021)	P. (7,336,085)	P.(24,245,106)	P.(22,463,570)	P.(7,356,860)	P.(29,820,430)

For Mexican GAAP purposes, as earlier discussed in Note 16, the deferred income tax liabilities recognized for the Mexican operations amount to P.18,101,653 and P.21,515,768 at December 31, 2004 and 2003, respectively.

The temporary differences, on which the new Latin American subsidiaries recognized deferred taxes under U.S. GAAP in the years ended December 31, 2004 were as follows:

		2004
Deferred tax asset:		
Fixed assets	P.	406,986
Allowance for doubtful accounts		2,654,421
Tax loss carryforwards		1,501,764
Advance billings		65,020
Liability provisions		768,099
		5,396,290
Deferred tax liability:		
Licenses		(662,485)
Inventories		(49,066)
		(711,551)
Net deferred tax asset	P.	4,684,739

For Mexican GAAP purposes, as earlier discussed in Note 16, deferred income tax assets of P.5,329,575 was recognized at December 31,2004.

Employee benefits obligations:

México

In 2004, 2003 and 2002, pension and seniority premium plans expense under U.S. GAAP, totaled P. 3,569,515, P. 4,295,668, and P. 3,832,725, respectively. The components of these employee benefit obligation calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 87 (SFAS No. 87), consist of the following:

	December 31,		
	2004	2003	2002
Labor cost	P. 2,511,593	P. 2,439,654	P. 2,352,072
Financial cost of projected benefit obligation	5,610,044	5,189,241	4,861,906
Projected return on plan assets	(5,781,889)	(4,800,811)	(4,318,862)
Amortization of past service costs	560,463	560,463	560,463
Amortization of variances in assumptions	669,304	907,121	377,146
Net period cost under U.S. GAAP	3,569,515	4,295,668	3,832,725
Net period cost under Mexican GAAP	4,339,980	5,145,888	4,551,589
Cost reduction under U.S. GAAP	P. (770,465)	P. (850,220)	P. (718,864)

In determining the various economic assumptions used in the computation, the Company estimates specific rates for each of the next 11 years and assumes a constant ultimate rate for each year thereafter. Each economic assumption is evaluated annually and revised as necessary. Assumptions used in the computation of the net cost under U.S. GAAP for each of the years presented in the above table are equal to those used in the determination of employee benefit obligations disclosed in Note 7.

The change in plans' funded status under U.S. GAAP is as follows:

	2004	2003
Plan assets in excess (short of) of projected benefits	P. 4,880,919	P. (936,862)
Unamortized actuarial loss	16,123,857	18,483,387
Transition liability	2,117,152	2,646,439
Past services and changes in plan	273,100	304,277
Projected net asset	P. 23,395,028	P.20,497,241

The weighted-average asset actual allocation of plan assets by asset category is as follows:

	Percentage of plan assets at December 31,	
	2004	2003
Equity securities :		
Mexican companies	40.6%	38.9%
U.S. companies	3.7%	1.7%
Debt securities :		
Mexican Government	31.8%	40.1%
Mexican private companies	23.9%	19.3%
Total	100.0%	100.0%

The asset allocation of plan assets at December 31, 2004 and 2003 and the target allocation for 2005 by asset category are as follows:

	Target allocation 2005	2004	2003
Fixed-income securities	50-60%	55.6%	59.4%
Variable-income securities	40-50%	44.4%	40.6%

The target asset allocations reflect the Company's investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

As of December 31, 2004, securities held by the plan included 156.2 million shares of TELMEX (206.2 million shares in 2003) and 1,056.9 million shares of related parties (966.9 million shares in 2003), with a fair value of P. 4,416,759 (P. 4,034,331 in 2003) and P. 34,967,367 (P. 21,766,883 in 2003), respectively. In 2004, the plan purchased 13.6 million shares of related parties (49.1 million shares in 2003) and sold 205.3 million shares of related parties. In 2003, the plan sold 0.8 million shares of TELMEX; dividends received by the plan in 2004 were P. 327,870 (P. 183,228 in 2003).

As of December 31, 2004, securities held by the plan also included P. 123,470 (notional amount) of TELMEX debt securities (P. 162,645 in 2003) and P. 19,719,943 (notional amount) of related parties' debt securities (P. 9,313,496 in 2003), with a fair value of P. 126,762 and P. 20,749,822, respectively (P. 166,036 and P. 10,024,132, respectively in 2003). In 2004, the plan purchased P. 1,162,857,200 (P. 409,403,791 in 2003) and sold P. 535,799,884 (P. 408,093,727 in 2003) of related parties' debt securities, and purchased P. 4,609 and sold P. 22,394 (P. 147,792 in 2003) of TELMEX debt securities; interest income recognized by the plan in 2004 was P. 16,366 (P. 13,255 in 2003) on TELMEX securities and P. 97,066 (P. 42,706 in 2003) on related parties securities.

Expected cash flows for pension benefits plan and seniority premiums are as follows:

Expected contributions to trust fund:		
2005	P.	250,166

Expected benefit payments:		
2005	P.	4,167,653
2006		4,301,550
2007		4,500,127
2008		4,727,567
2009		4,970,529
2010-2014		29,692,981
Total	P.	52,360,407

The investment policies of plan assets are the following:

- Tax rules issued by the Ministry of Finance and Public Credit:

Asset investments of the pension fund must be made through an irrevocable trust set up with a financial credit institution authorized to operate in Mexico.

To invest at least 30% of assets in Mexican government securities registered in the National Registry of Securities and Intermediaries ("Registro Nacional de Valores e Intermediarios") or in shares of investment funds in debt instruments ("sociedades de inversión").

The remaining 70% (maximum) will be invested in securities approved by the CNBV.

Beginning on January 1, 2007, the fund will not be allowed to invest more than 10% of total assets in Company's own shares or in shares of related companies.

- Trading:

The fund invests in securities approved by CNBV with high trading, liquidity and credit quality.

- Plan assets structure:

Ensure that the composition of assets comprising the pension fund generates sufficient resources and liquidity to cover growth of pension obligations.

The Company's policy that defines long-term interest rates to discount the obligations of the pension plan is based on the historical returns of real short term interest rates for the last 20 years in Mexico. Before 1984, debt securities yielded negative interest rates in real terms and for that reason the Company decided not to go beyond twenty years of historical interest rates, with the purpose to adopt the current Mexican monetary policy. As part of the policy's criteria, interest rates used in the projection are those available at the end of the last year.

The historical averages of real interest rates for the last twenty years ended in December 31, 2001 and 2002 have increased (from 6.45% in 2000 through 6.58% in 2001, and through 7.83% in 2002) as a result of the government monetary policy of giving an increased real premium. In 2001 and 2002, interest rates worldwide have been lower and for that reason, the Company decided not to modify discount real interest rates used in actuarial projections for 2002 and 2003.

The unrecognized net transition obligation under SFAS No. 87 of P. 6,351,490 at January 1, 1997, is being amortized over the average future working lifetime of the employee group, which has been determined to be 12 years. The portion of the unrecognized net (loss) gain that exceeds 10% of the greater of projected benefit obligation or plan asset, will also be recognized over 12 years.

In 1995, consistent with the deferral of the unrecognized net (loss) gain, TELMEX included in income of such year an amount of P. 742,782 as monetary gain on the unfunded liability and deferred P.3,910,691, which represented the difference between the amount credited to income and the full monetary gain on the unfunded liability. For 1996, the Company did not defer the monetary gain for such year, as the rates used in the actuarial study were similar to actual inflation for 1996, and amortized P. 204,748 of the monetary gain deferred in 1995. The monetary gain deferred in 1995 is being amortized in 12 years. In 2004, 2003 and 2002, the Company amortized P. 336,907 each year, on the monetary gain deferred in 1995. At December 31, 2004, the balance pending of amortization was P. 1,010,716 (P. 1,347,623 in 2003).

Brazil

Defined Contribution Plan:

	2004
Beginning balance at August 1 - unfunded liability (*)	P. 595,096
Plus – adjustments for percentage yield on plan assets	317,244
Less – payments during the year	(148,882)
Effect of inflation	(24,638)
Ending balance	P. 738,820
Total expense:	
Matching contribution plus risk benefits	P. 36,712

(*)The unfunded liability of P. 655,369 as of January 1, 2004 represented the amount due by the plan sponsor for the participants that migrated from the defined benefit plan to the defined contribution plan. This liability is being amortized over a period of 20 years from January 1, 1999 (according to a specific cash flow schedule). Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the General Price Index (IGP-DI) plus 6% p.a.

Plan assets

Pension assets totaled P. 5,240,894 at December 31,2004. The Telos fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of Telos are allocated with a goal to achieve the following distribution:

-10% in nominal bonds to guarantee the short-term liabilities
-75% in inflation-indexed bonds to guarantee the long-term liabilities
-10% in stocks to hedge an unexpected decrease in the long-term real interest rate
-5% in real estate as a strategy of diversification
- seek the duration and convexity matching between its assets and liabilities

The asset allocation of plan assets at December 31, 2004 by asset category is as follows:

	Defined Benefit Plan	Defined Contribution Plan	Medical Plan	Total
Fixed income	78%	96%	99%	86%
Stocks	14%			8%
Real state	7%			4%
Beneficiary loans	1%	4%	1%	2%
Total	100%	100%	100%	100%

Telos has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Estimate future benefits payments

The following benefits payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined Benefit Plan	Medical Plan	Total per year
2005	P. 399,641	P. 64,812	P. 464,453
2006	415,394	71,742	487,136
2007	431,317	79,355	510,672
2008	447,354	87,686	535,040
2009	464,151	96,708	560,859
2010 to 2014	2,570,334	645,804	3,216,138
Total	P. 4,728,191	P. 1,046,107	P. 5,774,298

Concentrations of Risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any financial institution.

Approximately 30% of Embratel's employees are affiliated with state and/or municipal labor unions (*Sindicato dos Trabalhadores das Empresas de Telecomunicação*, known as Sinttel), which is associated with the *Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas*, known as Fenattel, or with the *Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações*, known as Fittel, with which labor agreements are negotiated. Approximately 0.3%, 18% and 1.4% of the employees of BrasilCenter, Star One and Vésper, respectively, are associated with labor unions.

Labor agreements are negotiated for BrasilCenter employees with the state labor unions of each of the five different states where BrasilCenter operates, and for Star One employees with the labor union of the state of Rio de Janeiro. Labor agreements are negotiated for Vésper employees with the labor unions of the state of Rio de Janeiro and São Paulo. Embratel's relationship with its employees and their union are generally good. Embratel has not experienced a work stoppage that has had a material effect on our operations for many years. The labor agreements with all of our employees have two-year term, except the labor agreement with BrasilCenter employees in the cities of Ribeirão Preto, Juiz de Fora and Rio de Janeiro. For the labor agreements with two-year term, some economic issues (e.g., salaries and benefits) pertaining to the labor agreements are subject to revision after 12 months. Currently, the labor agreements for employees of BrasilCenter, Embratel and Vésper are effective.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company operations.

Effects of inflation accounting on U.S. GAAP adjustments:

To determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting provisions (described in Note 1) to such adjustments. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income, operating income and equity.

Disclosure about fair value of financial instruments:

In accordance with Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures about fair value of financial instruments," under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the convertible senior debentures and senior notes at December 31, 2004 and 2003. As of December 31, 2004, the carrying value of total debt is P. 88,572,414 (P. 70,079,624 at December 31, 2003) and the fair value is P. 90,060,874 (P. 73,525,361 at December 31, 2003).

Business combinations and goodwill and other intangible assets:

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, ("SFAS 141"), "Business combinations," and No. 142 ("SFAS 142"), "Goodwill and other intangible assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The application of this pronouncement did not have any effect on the Company's financial position or on its results of operations.

Reporting comprehensive income:

Cumulative effects of the deficit from restatement of stockholders' equity, deferred taxes on the difference between indexed cost and replacement cost, effect of available for sale securities and effect of translation of foreign entities, as adjusted for U.S. GAAP purposes, included in comprehensive income at December 31, 2004, decreased (increased) stockholders' equity by P. 39,902,814, P. 2,071,791, P.1,104,876 and P. (769,322), respectively.

Cumulative effects of the deficit from restatement of stockholders' equity and deferred taxes on the difference between indexed cost and replacement cost, as adjusted for U.S. GAAP purposes, included in comprehensive income at December 31, 2003, decreased stockholders' equity by P. 37,736,330 and P. 4,806,070, respectively.

Accounting for derivative instruments and hedging activities:

For U.S. GAAP reporting, beginning January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, ("SFAS 133"), "Accounting for derivative instruments and hedging activities," as amended, which establishes that all derivative instruments (including certain derivative instruments embedded in other contracts) should be recognized in the balance sheet as assets or liabilities at their fair values and changes in their fair value are recognized immediately in earnings, unless the derivative qualifies as a "hedge" as defined in SFAS 133 for which certain special accounting treatment is permitted.

The principal difference between SFAS 133 and Bulletin C-2 affecting the company relates to the requirements to apply for hedge accounting. SFAS 133 provides very specific requirements to qualify for hedge accounting at inception and during the term of the hedging relationship. Under Bulletin C-2, hedge accounting is permitted when the Company has the intent to hedge and the derivative instrument has similar risk characteristics to the underlying asset or liability being hedged.

As of December 31, 2004 and 2003, the differences in accounting for derivative instruments between Mexican and U.S. GAAP, as they relate to the Company, resulted in certain adjustments in the reconciliation of net income and the reconciliation of stockholder's equity to U.S. GAAP, which are explained as follows:

- Under Bulletin C-2, interest rate swaps negotiated with the intention of hedging interest rate risk on the Company's indebtedness should be accounted consistently with the underlying hedged item. Mexican GAAP does not permit the recognition of hedge debt instruments at fair value. Accordingly, the estimated fair value of the derivative instrument qualifying as a hedge of an underlying debt instrument is not recognized in the balance sheet and the effects in the income statement are recognized as interest on the debt accrues. Under SFAS 133, the interest swaps did not qualify as a hedge; therefore, the fair value must be recorded in the balance sheet and the changes in fair value recognized directly to earnings.

- As of December 31, 2004 and 2003, the estimated fair value of those interest rate swaps that were not recognized in the balance sheet under Mexican GAAP were asset of P. 593,139 and P. 193,565, respectively, the effects in earnings have been reflected as a gain (loss) of P. 409,408 in 2004, P. 461,911 in 2003, and (P. 279,026) in 2002 in the reconciliation of net income to U.S. GAAP.

Stock options:

Under Mexican GAAP, TELMEX records no compensation expense with respect to these stock options. Under U.S. GAAP the Company recognizes a compensation expense using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for stock issued to employees," as allowed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for stock based compensation." Under the intrinsic value method compensation expense is recognized as the differences between the quoted market price at the date of grant and the exercise price paid by the employee. If no payment is required the expense is based on the quoted market price of the Company's shares on the date of grant.

Information related to options is summarized below:

	Number of stock options (in millions)
Outstanding at January 1, 2002	11.2
Granted	—
Exercised	(0.9)
Outstanding at December 31, 2002	10.3
Granted	11.7
Exercised	(4.3)
Outstanding at December 31, 2003	17.7
Granted	9.0
Exercised	(26.1)
Outstanding at December 31, 2004	0.6

Had compensation cost for stock option plans been recognized using the fair value-based method of accounting at the date of grant for awards in 2004, 2003 and 2002 as defined by SFAS 123, the Company's U.S. GAAP net income and net income per share would have been as follows:

	Year ended December 31,		
	2004	2003	2002
Net income	P.28,234,653	P.22,833,267	P.19,425,470
Stock-based compensation cost included in net income		(10,469)	
Stock-based compensation cost that would have been included in net income if the fair value based method had been applied to all awards	(58,068)	(98,661)	
Pro forma net income as if the fair value based method had been applied to all awards	P 28,221,267	P.22,724,139	P.19,425,470
Earnings per share (in pesos):			
Basic:			
As reported	P. 2.362	P. 1.833	P. 1.496
Pro forma	P. 2.361	P. 1.825	P. 1.496
Diluted:			
As reported	P. 2.353	P. 1.786	P. 1.474
Pro forma	P. 2.352	P. 1.777	P. 1.474

For purposes of these pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following assumptions used for grants in 2004 and 2003: risk-free interest rate of 9.68% and 9.48%; dividend yield of 3.84% and 3.61%; expected volatility factor of 18.5% and 27.0%; and expected option life of 1.0% and 3.2 years, respectively. The fair value of the options at the date of grant in 2004 and 2003 was P. 6.42 and P. 8.19, respectively.

Impairment or disposal of long-lived assets:

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the impairment or disposal of long-lived assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the results of operations for a disposal of a segment of a business". SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted Statement 144 as of January 1, 2002 and the adoption of this Statement did not have an impact on the U.S. GAAP financial position and results of operations.

Accounting for certain financial instruments with characteristics of both liabilities and equity:

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for certain financial instruments with characteristics of both liabilities and equity". The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 did not have an impact on the U.S. GAAP financial information.

Consolidation of variable interest entities:

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of variable interest entities", as amended. Interpretation No. 46 addresses how to identify variable interest entities and provides guidance as to how a company may assess its interests in a variable interest entity for purposes of deciding whether consolidation of that entity is required. The adoption of Interpretation No. 46 did not have an impact on the U.S. GAAP financial information.

Statement of exchanges of non-monetary assets:

On December 12, 2004 The FASB issued SFAS No. 153 "Statement of exchanges of non-monetary assets", an amendment of APB Opinion No. 29. This Statement is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. It becomes effective for financial statements for fiscal periods beginning after June 15, 2005. The Company believes that the adoption this FASB will not have impact on its financial position, results of operations or cash flows.

Summary

Net income, operating income and total stockholders' equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,		
	2004	2003	2002
Net income as reported under Mexican GAAP	P. 27,835,326	P. 23,614,906	P. 21,402,713
U.S. GAAP adjustments:			
Capitalized interest or net financing cost	54,328	103,637	407,478
Depreciation of capitalized interest	(560,081)	(578,050)	(523,656)
Accrued vacation pay		(6,578)	(96,691)
Deferred income tax under U.S. GAAP included in this reconciliation	1,838,341	(268,866)	(308,393)
Deferred employee profit sharing under U.S. GAAP included in this reconciliation	(63,473)	(84,819)	(24,295)
Deferred employee profit sharing	(412,559)	106,245	(118,418)
Pension and seniority premium plan cost	770,465	850,220	718,864
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI	(2,247,562)	(2,102,550)	(2,508,678)
Effect of derivative instruments	409,408	461,911	(279,026)
Stock option plan	(44,682)	10,469	(80,016)
Effects of inflation accounting on U.S. GAAP adjustments	639,391	726,743	835,589
Minority interest on the above U.S. GAAP adjustments	354,476		
Minority interest	(338,725)		
Total U.S. GAAP adjustments	399,327	(781,638)	(1,977,242)
Net income under U.S. GAAP	P. 28,234,653	P. 22,833,268	P. 19,425,471
Weighted average common shares outstanding (in millions):			
Basic	11,953	12,454	12,986
Diluted	12,202	13,101	13,677
Net income per share under U.S. GAAP (in pesos)			
Basic	P. 2.362	P. 1.833	P. 1.496
Diluted	P. 2.353	P. 1.786	P. 1.474

After giving effect to the foregoing adjustments for pension plan costs, accrued vacation pay, depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI and stock option plan expense; as well as to the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 38,275,806, P. 37,257,221 and P. 37,381,047, in 2004, 2003 and 2002, respectively.

	December 31	
	2004	2003
Total stockholders' equity under Mexican GAAP	P. 107,827,699	P. 83,783,206
U.S. GAAP adjustments, net of effects of inflation on monetary items:		
Capitalized interest or net financing cost	11,494,505	11,440,177
Accumulated depreciation of capitalized interest or net financing cost	(8,949,344)	(8,389,263)
Deferred income tax on U.S. GAAP adjustments included in this reconciliation	1,635,799	(53,259)
Deferred employee profit sharing on USGAAP adjustments included in this reconciliation	(85,498)	83,619
Deferred employee profit sharing	(7,089,195)	(7,142,820)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories	(1,249,395)	(1,192,201)
Pension and seniority premium plan cost	(3,235,956)	(4,343,328)
Difference between the restatement of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI	4,239,874	2,915,000
Effect of derivative instruments	593,139	193,565
Stock option plan	(4,940)	(102,401)
Minority interest on the above U.S. GAAP adjustments	(706,770)	
Minority interest	(13,957,810)	
Total U.S. GAAP adjustments net	(17,315,591)	(6,590,911)
Total stockholders' equity under U.S. GAAP	P. 90,512,108	P. 77,192,295

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003
(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Consolidated statements of changes in stockholders' equity under U.S. GAAP at December 31, 2002, 2003 and 2004, are as follow:

	Capital stock	Premium on sale of shares	Retained earnings: Legal reserve	Retained earnings: Unappropriated	Retained earnings: Total	Other accumulated comprehensive income items	Comprehensive income	Total
Balances at January 1, 2002	P. 30,948,729	P. 13,943,026	P. 16,617,874	P. 50,665,017	P. 67,282,891	P. (51,015,054)		P. 61,159,592
Appropriation of earnings approved at stockholders' meeting held in April, 2002:								
Cash dividends paid at P.0.609 per share (P.0.545 historical)				(7,887,836)	(7,887,836)			(7,887,836)
Increase in legal reserve			112,385	(112,385)				
Cash purchase of Company's own shares	(664,295)			(6,133,283)	(6,133,283)			(6,797,578)
Stock options exercised (Note 17)	1,550	3,524		9,627	9,627			14,701
Comprehensive income:								
Net income for the year				19,425,471	19,425,471		P. 19,425,471	19,425,471
Other comprehensive income items:								
Deferred taxes allocated to equity, net of effect of inflation						3,287,254	3,287,254	3,287,254
Effect of labor obligations, net of deferred taxes						(5,982,476)	(5,982,476)	(5,982,476)
Comprehensive income							P. 16,730,249	
Balances at December 31, 2002	30,283,984	13,946,550	16,730,259	53,967,411	72,697,670	(53,710,276)		63,219,128
Appropriation of earnings approved at stockholders' meeting held in April, 2003:								
Cash dividends paid at P. 0.647 per share (P. 0.605 historical)				(8,018,201)	(8,018,201)			(8,018,201)
Increase in legal reserve			763,394	(763,394)				
Cash purchase of Company's own shares	(1,165,410)			(10,912,825)	(10,912,825)			(12,078,235)
Stock options exercised (Note 17)	7,426	16,045		44,188	44,188			67,659
Comprehensive income:								
Net income for the year				22,833,268	22,833,268		P. 22,833,268	22,833,268
Other comprehensive income items:								
Deferred taxes allocated to equity, net of effect of inflation						(381,173)	(381,173)	(381,173)
Effect of labor obligations, net of deferred taxes (Note 7)						11,549,049	11,549,049	11,549,049
Comprehensive income							P. 34,001,144	
Balances at December 31, 2003	29,126,000	13,962,595	17,493,653	59,150,847	76,644,500	(42,542,400)		77,192,295
Appropriation of earnings approved at stockholders' meetings held in April, 2004:								
Cash dividends paid at P.0.679 per share (P.0.655 historical)				(8,144,246)	(8,144,246)			(8,144,246)
Increase in legal reserve			523,204	(523,204)				
Cash purchase of Company's own shares	(1,209,574)			(12,684,009)	(12,684,009)			(13,893,583)
Debt converted into common shares	10,053	6,748,415						6,758,468
Stock options exercised (Note 17)	73,339	138,270		482,801	482,801			694,410
Excess of purchase price over book value of acquired shares of companies under common control				(582,130)	(582,130)			(582,130)
Comprehensive income:								
Net income for the year				28,234,653	28,234,653		P. 28,234,653	28,234,653
Other comprehensive income items:								
Deferred taxes allocated to equity, net of effect of inflation						567,795	567,795	567,795
Effect of instruments available for sale						(1,104,876)	(1,104,876)	(1,104,876)
Effect of translation of foreign entities, net						769,322	769,322	769,322
Comprehensive income							P. 28,466,894	
Balances at December 31, 2004	P. 28,001,818	P. 20,849,280	P. 18,016,857	P. 65,954,312	P. 83,971,169	P. (42,310,159)		P. 90,512,108

The accompanying notes are an integral part of these financial statements.

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Amended and restated bylaws (*estatutos sociales*) of Teléfonos de México, S.A. de C.V., dated as of April 28, 2005, together with an English translation.
2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-11362) filed on January 14, 2000).
2.2	Form of A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-12936) filed on November 29, 2000).
2.3	Loan Agreement, dated as of July 15, 2004, among Teléfonos de México, S.A. de C.V., as borrower, the lenders party thereto, Citibank, N.A., as administrative agent, and ABN Amro Bank N.V., BBVA Securities Inc., The Bank of Tokyo-Mitsubishi, Ltd., Caja de Ahorros y Monte de Piedad de Madrid, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., ING Capital LLC and The Bank of Nova Scotia, as Mandated Lead Arrangers.
3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).
4.1	Concession dated March 10, 1976 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).
4.2	Concession Amendment dated August 10, 1990 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).
4.3	Management Services Agreement dated January 3, 2005 between Teléfonos de México, S.A. de C.V. and Carso Global Telecom, S.A. de C.V. (English translation).
4.4	Management Services Agreement dated January 2, 2001 between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).
4.5	Amendment, dated January 31, 2005, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc.